As confidentially submitted to the Securities and Exchange Commission on April 24, 2023 as

Amendment No. 5 to the initial confidential submission.

This draft registration statement has not been publicly filed with the Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Triller Corp.

(Exact name of registrant as specified in its charter)

Delaware	7370	92-2499621
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Avenue of the Stars, Suite 2350

Los Angeles, California 90067

(310) 893-5090

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mahinda de Silva

Chief Executive Officer

Prem Parameswaran

Chief Financial Officer

2121 Avenue of the Stars, Suite 2350

Los Angeles, California 90067

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin K. Marsh William A. Magioncalda Goodwin Procter LLP The New York Times Building 620 Eighth Ave New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                , 2023

PRELIMINARY PROSPECTUS

             Shares

Triller Corp.

Class A Common Stock

This prospectus relates to the registration of the resale of up to              shares of our Class A common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of our Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the New York Stock Exchange (“NYSE”). See “Plan of Distribution” for additional information. We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. After giving effect to the Reorganization (as defined herein), the Registered Stockholders will hold approximately     % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately     % (and approximately     % of these shares subject to the lock-up agreement described below).

No public market for our Class A common stock currently exists, and our capital stock (or the units of our predecessor, Triller Hold Co LLC) has no history of trading in private transactions. For more information, see “Sale Price History of Our Capital Stock.” The listing of our Class A common stock on NYSE without underwriters is a method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.

Based on information provided by the NYSE, the opening trading price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Class A common stock in consultation with our financial advisor pursuant to applicable NYSE rules. For more information, see the section titled “Plan of Distribution.”

We will have two classes of authorized common stock: Class A common stock offered hereby and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock entitles its holder to ten votes on all matters presented to our stockholders generally and certain special approval rights. Each share of Class B common stock may be converted at any time into one share of Class A common stock, and will automatically convert into one share of Class A common stock upon sale or transfer thereof, subject to certain exceptions. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock (i) if the voting power of all outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of outstanding common stock or (ii) with the vote of 80% of the outstanding Class B common stock. We will also have authorized and outstanding shares of Series A-1 preferred stock and undesignated preferred stock that will have rights and preferences with respect to dividends and other distributions that are senior to our common stock. A majority of the outstanding shares of Series A-1 preferred stock will have certain special approval rights, including, among others, approval of liquidation events, the payment of dividends, certain sales or dispositions, loans above $10 million or sales of material technology or intellectual property. For more information, see “Description of Capital Stock.”

Upon the completion of the Reorganization, Proxima Media, LLC (“Proxima Media”) and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will own approximately 15.2% of the outstanding shares of our common stock, representing 74.5% of our total voting power. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NYSE and expect to elect not to comply with certain corporate governance requirements of NYSE. In addition, our founders and their related entities and trusts will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. As Registered Stockholders, subject to the lock-up agreement described herein, our founders and their related entities and trusts may, from time to time, sell shares of Class A common stock, which could impact their voting influence and our status as a “controlled company” within the meaning of the corporate governance standards of NYSE. See “Risk Factors—Risks Related to Ownership of Our Class A Common Stock” and “Principal and Registered Stockholders.”

We intend to apply to list our Class A common stock on NYSE under the symbol “ILLR.” We expect our Class A common stock to begin trading on NYSE on or about                     , 2023.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2023.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the listing of the shares of our Class A common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

Use of Non-GAAP Financial Measures

In addition to results of operations determined in accordance with general accounting principles in the United States (“GAAP”), we believe that Adjusted EBITDA, which is a non-GAAP financial measure, is useful in evaluating our operational and financial performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our non-GAAP measure has limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for our GAAP measures. Adjusted EBITDA is defined as net loss, adjusted for depreciation and amortization, interest expense, income tax benefit, unit-based compensation expenses transaction-related costs, discontinued operations, (gain) loss on remeasurement of warrant liabilities, loss on measurement of commercial milestone payments and non-recurring litigation expense. Some of these limitations include that our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net loss.

Trademarks and Brand Names

This prospectus includes our trademarks and trade and brand names such as “Triller,” “Triller Fight Club,” “TrillerFest,” “Verzuz” and “TrillerTV” and associated logos, which are protected under applicable intellectual property laws and are our property. This prospectus may also contain trademarks, trade names, and service marks of other companies, or other names of third parties, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks, or other names to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market and Industry Data

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s estimates, together with information obtained from independent industry and research organizations, publicly available resources and other third-party sources. Our management’s estimates are derived from publicly available information released by independent industry analysts and certain third-party studies, as well as data from our internal research. Although we are responsible for all of the disclosure contained in this prospectus, and we believe the market position, market opportunity, market size, and other information included in this prospectus is based on reliable sources, such information is inherently imprecise and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors.

Projections, assumptions and estimates of the present or future, as applicable, performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by our management.

i

ABOUT THIS PROSPECTUS

Triller Corp., the registrant whose name appears on the cover of this registration statement of which this prospectus forms a part, is a Delaware corporation. Triller Corp. was formed for the purpose of completing a public offering. In connection with this listing, Triller Hold Co LLC will be merged into Triller Corp. through a series of reorganizational transactions that are described under “The Reorganization” (collectively, the “Reorganization”).

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell share of Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.

Except as otherwise indicated, all information in this prospectus assumes the following transactions and costs:

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of 4,398,930 Class B common units for $50.0 million pursuant to a subscription agreement, as amended, with BRCR Consulting, Inc.;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $20.0 million and warrants to purchase 2,840,909 Class B common units with a weighted average exercise price of $0.01 to Capital Truth Holdings, Ltd.;

•	the consummation of the Reorganization, in which:

•

prior to the effectiveness of the listing of the Company’s Class A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•

the Company’s certificate of incorporation will be amended and restated to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, and two classes of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock;”

•

each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing will be canceled and converted into one share of common or preferred stock of Triller Corp., with Series A-1 preferred units being converted into shares of Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into shares of Class A common stock and Class C-2 common units being converted into shares of Class B common stock;

•	all issued and outstanding service provider units of Triller Hold Co LLC will be canceled and converted into 6,957,512 shares of Class A common stock;

•

3% PIK convertible promissory notes with an aggregate balance of $37.3 million will be converted into Class B common units immediately prior to the closing and, at the closing, such units will be canceled and converted into 6,569,602 shares of Class A common stock, which is considered probable to occur based on the current indications of the instrument holders;

•	7.5% PIK convertible promissory notes with an aggregate balance of $12.5 million will be converted into Class B common units immediately prior to the closing and, at the closing, such

ii

units will be canceled and converted into 2,217,130 shares of Class A common stock, which is considered probable to occur based on the current indications of the instrument holders;

•

7.5% PIK convertible promissory notes in the aggregate principal amount of $29.1 million will be converted into Class B common units of Triller Hold Co LLC immediately prior to the closing and, at the closing, such units be canceled and converted into 5,169,487 shares of Class A common stock, which will occur immediately prior to the effective date of this registration statement pursuant to an automatic conversion feature contained in such convertible promissory notes;

•

options to purchase 11,493,102 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.13 will be assumed by the Company and converted into options to purchase 11,493,102 shares of Class A common stock with a weighted average exercise price per share of $8.13; and

•

up to 138,058,717 warrants to purchase Class A common units and Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $4.98 will be canceled and exchanged for up to 54,685,686 shares of Class A common stock;

•	the issuance of a warrant to purchase 7,000,349 shares of Class A common stock to the GEM Investor; and

•	transaction costs associated with this listing in the amount of $9.5 million.

The numbers of shares of outstanding capital stock excludes:

•	8,016,368 shares of Series A-1 preferred stock issuable to Total Formation, Inc. and its affiliates upon the exercise of warrants with a weighted average exercise price of $2.11 per share;

•

49,946,079 shares of Class A common stock issuable upon conversion of issued and outstanding or reserved shares of Series A-1 preferred stock (based on an assumed conversion price of $2.72) which conversion prices may be adjusted as described under “Description of Capital Stock— Preferred Stock;”

•	11,493,102 shares of Class A common stock that may be issued pursuant to outstanding stock options with a weighted average exercise price per share of $8.13;

•	7,000,349 shares of Class A common stock that may be issued to the GEM Investor pursuant to the GEM Warrant;

•

any shares of Class A common stock that may be issued to Sabeera 1 or Sabeera 2 upon the conversion of convertible promissory notes into units in the aggregate principal amount of up to $210.0 million, and then, upon the consummation of the Reorganization, upon the exercise of warrants with a weighted average exercise price of $0.01 per share;

•	50,000,000 shares of Class A common stock reserved for issuance pursuant to future awards that may be granted pursuant to our 2023 Plan (as defined herein); and

•

shares of Class A common stock that may be issued to existing shareholders pursuant to antidilution clauses in certain of the Company’s agreements previously entered into for business acquisitions and subscription agreements for the sale of common units.

As used in this prospectus, unless the context requires otherwise, “we,” “us,” “our,” the “Company,” “Triller,” and similar references refer, prior to the Reorganization, to Triller Hold Co LLC together with its consolidated subsidiaries, and from and after the Reorganization, to Triller Corp. together with its consolidated subsidiaries.

Except as disclosed in the prospectus, the unaudited consolidated financial statements and summary historical consolidated financial data and other historical financial information included in this prospectus are those of Triller Hold Co LLC and its subsidiaries and do not give effect to the Reorganization.

iii

PROSPECTUS SUMMARY

Overview

Our mission is to build the world’s largest stage for creators to maximize distribution, engagement, monetization and cultural impact.

We are a global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) that serves a broad constituent of creators and brands around the world. Creators include influencers, artists, athletes and public figures (“Creators”) that utilize our Technology Platform to create and publish content. Famous Creators that use or have used our Technology Platform include influencers like Charli D’Amelio and Bryce Hall, music artists like Justin Bieber, Marshmello, JLO, Eminem, Cardi B., The Weeknd, Alicia Keys and Post Malone, and athletes like Mike Tyson and Jake Paul. Brands include the individuals and organizations that help brands market their products and services (“Brands”) and utilize the services offered through our Technology Platform. Brands that have utilized or continue to utilize our platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball.

We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception, we have raised more than $380 million in capital, established more than 550 million user accounts (defined as any individual that has created an account to access our Technology Platform) across our offerings, dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions and have become a diversified Technology Platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce content under our own and third-party Brands, including trendsetting music, sports, lifestyle, fashion and entertainment media that creates cultural moments, attracts users to our offerings and drives social interaction that serves as a cultural wellspring across digital society.

We operate within the estimated $376 billion global digital content marketplace, according to Statistica’s November 2022 report on worldwide digital media, and focus our efforts on the creator economy, which CB Insights estimated exceeded $100 billion in 2022 in their July 2021 “How the 100B+ Creator Economy is Going to be Shaped by Big Tech” report. Our revenue grew from $3.7 million in the fiscal year ended December 31, 2020 to $49.1 million in the fiscal year ended December 31, 2022. We have incurred net losses in each year since our inception, including $194.2 million, $771.9 million and $77.2 million for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

Our Technology Platform

Our Technology Platform reflects our own deep experience as content creators and forms the basis for our aspiration to be a technology company by Creators, for Creators. For all the progress and promise of the creator economy to date, we believe that Creators have historically lacked sufficient power to truly realize their potential and capture enough of the value they create. While it is now possible to find and grow a large online audience, it is still too impersonal, and relatedly, too elusive for many to turn their passion and expertise into a successful career. A goal of our Technology Platform is to help “rebalance the equation,” enabling Creators to both grow the engagement “pie” while giving them a larger slice of revenue.

Key to our approach of empowering Creators and Brands is our proprietary AI and machine learning technology that helps them easily mix, edit and distribute music and video content to virtually any digital platform and enables them to understand and engage with their audiences at scale, while retaining control and authenticity. In particular, Creators and Brands have the ability to connect our customized Large Language Models (“LLMs”) and Natural Language Processing (“NLP”) to real-time API-based feeds from virtually all of the major social platforms, to read, analyze, cluster, filter, and suggest or (when appropriate) send replies to their fans with deep efficiency and personal precision. By giving each Creator and Brand an AI-powered “factory of assistants” to help them identify superfans, up-and-comers, key topics and trends to respond to, and more (while filtering out the inevitable spam, hate-speech and noise), they are better able to deepen relationships and loyalty, optimize their scarce time and resources, and ultimately increase conversions and monetization through a mix of brand partnerships and direct commerce.

The rapid pace of AI innovation is fueling ever more opportunities for us to help Creators and Brands in each phase of their lifecycle, from content creation and distribution (Triller App, FITE, Metaverz, Thuzio and Amplify.ai) to fan engagement (Fangage, Julius and Amplify.ai) to targeted promotions and upsells (CrossHype), across the digital platforms they use today and, we believe, will use tomorrow. By occupying a unique position as their trusted intermediary connecting them with their fans across multiple platforms and all of the comments, mentions, direct messages, etc. that flow across them daily, we believe we are well suited to build, deploy and refine ever more powerful and effective models and tools in the coming years.

The Triller App

Our Technology Platform originated with the Triller app, a video-sharing app that was originally released in 2015. The Triller app leverages proprietary AI and machine learning technologies and enables users to create professional-looking videos and to share those videos within the Triller app and on other social platforms such as Facebook, Instagram, TikTok, Snapchat and Twitter in seconds. Key features of the Triller app include extensive editing, filtering and overlaying tools; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and our proprietary dual camera feature, which allows users to record videos simultaneously from the back- and front-facing cameras of their smartphones. The Triller app’s primary audience is the 18-34 year old demographic, with strong engagement from users in the United States and a growing user base in high-growth markets such as India, where we maintain strong downloads and usership, including a period in August 2020 when we temporarily became the number one short-form video app in the App store subsequent to TikTok being banned in 2020.

The images above are examples of the user interface of the Triller app allows users to perform various actions as depicted above.

The Triller app contains channels for the posting and consumption of short-form and long-form content, including live-streamed and pre-recorded programming via our Triller TV feature, where we host content made by celebrities, influencers and other Creators, as well as professionally-produced episodic content about music, sports, gaming, fashion and other forms of entertainment.

We believe the content creation features and availability of short- and long-form content offered on the Triller app are key differentiators that set us apart from our competitors and will continue to do so as we focus our efforts on growing our user base and deepening the level of engagement among Creators, Brands and users who interact with our ecosystem.

Our Suite of Creator and Brand Offerings

We have augmented our Technology Platform through a combination of internal development and strategic acquisitions, including the additions of products and services that deliver, automate or otherwise streamline SMS and social messaging, AI-powered customer engagement, cross-platform marketing, digital streaming, content and audience management, e-commerce services, social and creator analytics and engagement measurement.

Fangage

Fangage serves as the entry point for Creators looking to leverage our ecosystem and establish a digital presence on the internet, across social media, e-mail and SMS. Fangage comprises a set of tools and features that allow Creators to manage and distribute their content and maintain and grow their audiences, communicate with those audiences directly, and gather and analyze data that allows them to streamline their monetization efforts. The Fangage offering is integrated with and incorporates services from the Triller App, Amplify.ai, Cliqz and Julius.

The image above shows the dashboard for the Fangage Website and service offerings.

Amplify.ai, Cliqz and CrossHype

We acquired Amplify.ai in December 2021 and internally developed our Cliqz and CrossHype offerings. These products provide a broad set of features that further enable Creators to connect directly with their audiences, spotlight their content across a broad range of social media sites, measure audience engagement with that content, and monetize their content through unique and personalized user experiences.

Our Amplify.ai product automates SMS and direct message marketing communications between Creators, Brands and their respective audiences through the use of proprietary AI and NLP, technologies. Since 2021, more than 100 global Brands have used our Amplify.ai technology, resulting in more than 11 billion digital interactions with more than 500 million consumers.

Our Cliqz product enables Creators to aggregate their audiences across their social media accounts and access those audiences directly via SMS and direct messaging, avoiding the algorithmic limitations imposed by most social media platforms that limit these Creators’ content viewership and opportunities for content engagement and monetization. For example, as noted by Hootsuite in 2021, a single non-paid post on Facebook is estimated to reach only 5.5% of an account’s followers because of Meta’s prioritization algorithm.

Our CrossHype product helps Brands and Creators reach audiences across multiple social platforms, with a particular emphasis on helping Brands create awareness and engagement with consumers, with a common framework for measuring the effectiveness and efficacy of their marketing efforts. This solution allows Brands and Creators to reach specific audiences within social media platforms, including highly targeted followers of specific social media Creators, and to build retargetable audiences that grow in size and detail, accruing even more value over time.

Julius

Julius, which we acquired in November 2022, is a software-as-a-service (“SaaS”) solution that provides strategic marketers at Brands and advertising agencies with access to a database of profiled Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Julius provides Brands and agencies a detailed dashboard to measure all Creator-driven marketing campaigns. Furthermore, Julius serves as a marketplace allowing e-commerce Brands to automate the process of on-boarding Creators with per-transaction incentives for enabling e-commerce transactions. Julius is directly integrated with our Fangage solution, completing the virtuous circle between Creators and Brands.

Thuzio

Thuzio, which we acquired in October 2021, is a leading solution for creating and executing premium Creator events and experiences. Thuzio helps Brands and other enterprise customers create events with Creators including sports icons and speakers. Thuzio has partnered with Creators across many verticals, including athletes such as Tiki Barber, Allen Iverson, Scottie Pippen, and Lisa Leslie, comedians such as Jerry Seinfeld, music artists such as Ja Rule and celebrity chefs such as Marcus Samuelsson.

Metaverz

Our Metaverz offering enables us to transform live events, which are typically only enjoyed by a few thousand people, into digital events that can be experienced by millions of consumers globally, including augmented reality and virtual reality experiences. Metaverz provides an array of ways to create digital experiences that include Creators and Brands, containing social engagement and gamification features as well as virtual merchandise stores that allow users to digitally purchase collectibles and memorabilia.

Our Events and Event-Related Services

In addition to services we deliver to Creators and Brands, we also utilize our Technology Platform to deliver sports and music content, including our popular Verzuz music battles and fast-paced combat sports events. These events generate revenue through ticket sales, pay-per-view, subscriptions and sponsorships, but importantly also help build our brand and culture, introduce and attract people to other elements of our Technology Platform and showcase to Creators and Brands the powers of our Technology Platform. We promote and market our events through our Technology Platform, as well as third-party events across our digital media ecosystem.

Verzuz

Verzuz, which we acquired in 2021, was created by Swizz Beatz and Timbaland, two successful and celebrated music producers who continue to provide creative leadership to Verzuz. Verzuz is a live competition that pits two celebrity artists or groups against one another in a sequence of performance battles during each event. These events, which once lived solely online, now include live audiences and are streamed on our own FITETV and Triller TV offerings as well as on Instagram, Facebook, YouTube, Twitch and other third-party services. Verzuz events represent four of the top ten Instagram Live events of all time. Combining the total views, viewers and comments across all the above platforms, Verzuz events have engaged more users than any other digital event in history.

Since its inception, Verzuz has generated more than 20 billion digital impressions in the aggregate across all episodes, with one episode totaling more than five million views. High-profile artists who have appeared and performed in the series include Ashanti, Keyshia Cole, Young Jeezy, Gucci Mane, Brandy, Monica, Ludacris, Nelly, Fat Joe and Ja Rule. Coined the “Verzuz Effect,” artists have experienced as much as a 1,200% increase in music streaming following their performances, and popular media outlets such as Rolling Stone, Billboard, Complex and BET have covered battles with their own commentary both in real-time during the events and in the days and weeks that follow.

TrillerFest

We introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the COVID-19 pandemic. TrillerFest featured performances by Creators, including Snoop Dogg, Marshmello, Migos, Pitbull and other artists and generated millions of viewers worldwide.

Following the success of the first event, we organized a two-day TrillerFest concert in Miami in May 2021. The event was headlined by Lil Wayne and Tyga and could be attended live or streamed via pay-per-view on our Technology Platform.

Triller Fight Club

We market and distribute live and streaming pay-per-view and subscription boxing and combat sports events through Triller Fight Club. Triller Fight Club events are produced and financed by third parties, for whom we provide promotional, marketing and distribution services that we deliver through our Technology Platform and via traditional advertising channels. We generate revenue from the above services including revenue share for ticket sales, pay-per-view sales, subscriptions and merchandise sales.

We entered the combat sports space in November 2020, when we financed and hosted a boxing match between Mike Tyson and Roy Jones Jr. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, musical performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. We streamed a documentary miniseries leading up to the fight on the Triller app and on FITE TV (then a third-party vendor) and distributed the event through pay-per-view services and FITE TV. The event earned the largest number of pay-per-view purchases ever for FITE TV, resulting in its registered users increasing by approximately 40% and the FITE TV app trending as the number one grossing app in the United States on the day of the event.

Building on the Tyson vs. Jones event’s success, we introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view events with similar “four-quadrant elements” such as musical performances and celebrity appearances.

Recognizing that we had built a valuable name in the combat sports world, but desiring to deploy more of our resources toward our core Technology Platform, in June 2022 we strategically repositioned Triller Fight Club so that it would no longer serve the capital-intensive event financing, production and bout matchmaking functions of a traditional licensed combat sports promoter. Since July 1, 2022, we have leveraged the brand recognition of the Triller Fight Club name by partnering with third-party promoters, who brand their events as Triller Fight Club events and distribute those events on our Technology Platform offerings such as FITE TV and others, and provide them with marketing and distribution services to allow them to take advantage of the full suite of our Technology Platform’s marketing and engagement tools. Our first co-branded event, held in December 2022, involved a boxing match between Manny Pacquiao and D.K. Yoo in Seoul, South Korea.

As a result of our decision to move away from the event financing, production and bout matchmaking aspects of Triller Fight Club events, the Triller Fight Club event production business as it was conducted until June 30, 2022 is reported as discontinued operations in our unaudited consolidated financial statements for the year ended December 31, 2022.

Bare Knuckle Fighting Championships

In August 2022, we acquired a controlling equity interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a licensed combat sports platform that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and Muay Thai. BKFC participants compete in a “squared circle” ring and under rules modeled after the 19th century bareknuckle fighting. We believe BKFC’s connection to the history of bareknuckle fighting and the format render BKFC an integral component of our content offerings in the combat sports space.

FITE TV

FITE TV, which we acquired in July 2021, was launched in 2012 and has become a leading digital live streaming platform for sports and entertainment that distributes free, ad-sponsored, pay-per-view and subscription-based video content created by us and third parties. Originally dedicated to combat sports, FITE TV has expanded its programming catalog to include other sports and entertainment, including the South American continental CONMEBOL qualifiers for the FIFA World Cup Qatar 2022 and the Rugby World Cup 2022.

Our Revenues

We generate revenue primarily through revenue sharing and service fee arrangements. We also generate revenue from the events we produce through Verzuz, BKFC and TrillerFest via ticket sales, pay-per-view fees, subscription fees, merchandise sales, brand advertising and sponsorship, and from third-party events from sharing the revenue from promoting and delivering that content through our Technology Platform, including pay-per-view fees, SaaS fees and subscription fees, merchandise sales, brand advertising and sponsorship. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Components of Results of Operations”.

Our events showcase the capabilities of our Technology Platform and are designed to inspire third-party content Creators and Brands to use our Technology Platform to reach digital consumers and monetize their content. The more events that run on our Technology Platform, the more opportunities there are for us to train and scale our machine learning models, gain efficiencies and amortize our investments in our Technology Platform.

How Creators and Brands Can Leverage Our Technology Platform

Creators and Brands take advantage of our Technology Platform in many ways, utilizing a combination of our products and services that best serves their unique goals. The depth and breadth of our Technology Platform allows us to offer different products and services to serve the specific needs of Creators and Brands.

Charli D’Amelio

Charli D’Amelio, one of the leading influencers on TikTok and Instagram, uses Cliqz to connect and communicate with her fans and followers using SMS text messaging. Cliqz gives Charli precise control over her audience targeting, message call-to-action and click-through and message delivery timing — a stark contrast to what she can control with social media posts on third-party platforms. Recently Charli was able to use Cliqz to assist in garnering votes for her appearance on Dancing with the Stars, which we believe helped her win. She also used Cliqz to create awareness and drive e-commerce transactions on her merchandise store and to create awareness and drive subscriptions for the D’Amelio show on Hulu.

Our Strategy to Compete and Grow

Leverage Our Unique Technology, Tools and Features to Continue to Attract and Engage Creators, Brands and Users and Build a Robust Ecosystem

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The proliferation of digital content and engagement with such content, and the convergence of live entertainment and digital technologies, have expanded use cases, exposure and monetization opportunities for our Technology Platform and our customers. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients and attract new clients and partners.

We believe that the suite of tools and features that we offer are a key differentiator as we work to grow the scope and depth of engagement from Creators, Brands and users and continue to expand our ecosystem. We believe our Technology Platform delivers industry leading digital distribution tools that enable Creators and Brands to control how their content reaches a broad audience through multiple social media channels. Together with our analytical capabilities that track user engagement, Creators and Brands are able to monetize content across multiple digital platforms including Facebook, Instagram, TikTok, Snapchat, YouTube, Twitter and more, which by extension generates revenue opportunities for us.

We believe our investments in AI-powered tools for content development, moderation, distribution and audience management on our platform allow us to deliver a robust solution to attract Creators and Brands. Our suite of tools allows for creative content development and distribution, as well as targeted interaction by Brands. Sophisticated algorithms based on natural language datasets created through engagement with hundreds of millions of users allow us to providers users with reach and measurement tools that we consider a key differentiator. On behalf of Brands, our AI-powered tools and algorithms allow for the creation and execution of immersive brand experiences that leverage the growing power of Creators and reach across the customer journey, from awareness to purchase to loyalty programs.

We plan to continue to invest and learn from our experiences to build features designed to separate us from our competition, with the goal of being the go-to platform for Creators seeking to distribute and monetize their content and influence and for Brands to reach consumers through targeted engagement.

Over time, we believe we can play a key role in altering the creator economy so more economic return flows directly to the artists, influencers, athletes, celebrities and every-day users creating content and less flows to the big-tech intermediaries that dominate today.

Expand Our Experiential Offerings in Ways That Create Revenue Opportunities, Build Our Brand and Culture and Fuel Our Ecosystem

We have observed that younger demographics are increasingly prioritizing concerts, sports, and other entertainment options over material goods. According to a study conducted by Expedia and the Center for Generational Kinetics, LLC, 74% of Americans polled place more value on experiences than products or things. Because we deliver live and digital entertainment through our Technology Platform, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities.

Verzuz, BKFC and other live events we produce are a source of content that afford us with opportunities to promote and leverage our Technology Platform and build our brand, in addition to being revenue generative in and of themselves. We believe these creative events featuring well-known names in music and athletics attract individuals and businesses to our ecosystem and drive user engagement, and position us where we believe consumer interest is trending. We believe that these events are exciting to our users, and offer sponsorship and engagement opportunities for Brands, and provide inspiration to Creators. Combined with our suite of tools to market these events on the Triller app, FITE TV, and other social media platforms, we will continue to seek to monetize the interest in these events and related content.

We also seek to position ourselves to take advantage of the growing demand for content. Through our owned and licensed entertainment and media properties, our distribution platforms and our integration with third-party platforms, we believe we are positioned at the center of this demand. As new distribution models and technologies have broadened access and enhanced the consumer experience, premium content values have increased. Through our Technology Platform, propriety events and content and distribution properties, we seek to foster value creation, for us and both the artists and influencers that use our Technology Platform.

Invest in Adjacent High Growth Industry Segments

Our global Technology Platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Our Technology Platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments for example the expansion of the Verzuz brand from music battles to e-gaming battles. We plan to successfully execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Unique Technology Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our Technology Platform. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our Technology Platform. We believe that a highly curated owned intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes our Technology Platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, if needed. We also believe that the insights that we have gained from our position in the content ecosystem, social media landscape and e-commerce business give us access to a vast amount of information that informs our investment activities and has the potential to provide access to proprietary acquisition and investment opportunities.

Our management team also has the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions. Collectively, we believe these insights and experience position us well to evaluate targets and identify synergies and growth potential. We seek to leverage the experience and relationships of our management team, creative incentive structures to our partners and our unique portfolio of assets to attract Brands and Creators to our Technology Platform. This experience, together with learnings from our acquisitions to date and insights gained from our unique position in the content ecosystem, give us access to a vast amount of information that can help us assess acquisition targets.

Leverage the Strength of Our Management Team

Our experienced management includes industry leaders that have held senior leadership positions and shaped the success of major technology, media and entertainment companies. Our management team has a unique combination of expertise that spans technology, media and financial services, and is well equipped to lead what we believe is a paradigm shift in the creator economy. See “Management.”

Grow and Diversify Revenue Streams and Attain a Scale and Depth of Offerings to Support Profitability

We believe there are significant growth opportunities incremental to our existing platform. In addition to continued focus on our selective acquisition strategy, we plan to seek organic and inorganic opportunities to expand globally, invest in adjacent high growth industry segments, expand content verticals and develop technology to more effectively advertise products on our Technology Platform.

We seek to leverage our Technology Platform to expand globally. Together with our integrated capabilities, global reach can allow us to deepen relationships with existing Creators, Brands and users, attract new Creators, Brands and users in new markets, and access proprietary acquisition and investment opportunities in new markets that contribute to our growth and strengthen our Technology Platform.

As we grow our Technology Platform, features and user base, we plan to continue to develop innovative marketing, advertising and commerce products that are compelling for Creators without compromising the experience of our users. Rather than serving interruptive advertisements as a business model, we intend to continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that can continue to attract more Brands, Creators and users to our Technology Platform.

We plan to continue to execute on our vision for offering Creators and Brands a highly differentiated portfolio of services, which has resulted in new sources of revenue, such as the revenue generated from e-commerce transactions, payment services and digital goods. We have also demonstrated the ability to scale these offerings to millions of Creators and Brands and billions of interactions. Given the size of the market opportunity and our ability to attract Creators and Brands, we believe that if we continue to execute on our strategy, we believe we have a clear path to attaining profitability.

Develop Innovative Marketing, Advertising and Commerce Products

We continue to develop advertising products that are compelling for our partners and clients without compromising the experience for our users. We will continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to our Technology Platform.

Expand Content Verticals

Our Technology Platform experience originally focused on music and has successfully expanded to sports, fashion, lifestyle and entertainment. Our AI-powered recommendation engines personalize the content experience to better suit an individual user. Over the long term we think there is an opportunity to continue to expand to other types of content and experiences.

Key Operating Metrics

We track and analyze the following key operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make key strategic decisions to drive continuous improvements:

(in millions except Creators and Brands)

Period	Social Posts	Social Reactions	Interactions Enabled
Q1 2021	476	92,520	1,877
Q2 2021	605	277,642	2,134
Q3 2021	669	186,214	2,153
Q4 2021	728	156,754	2,094
Q1 2022	786	189,474	2,196
Q2 2022	846	223,660	2,202
Q3 2022	929	356,661	2,198
Q4 2022	987	190,781	2,164

Period	Total Creators	Total Brands
Q1 2021	2,367,551	25,496
Q2 2021	2,375,083	25,564
Q3 2021	2,383,231	25,611
Q4 2021	2,391,301	25,654
Q1 2022	2,398,637	25,690
Q2 2022	2,412,756	25,726
Q3 2022	2,423,279	25,786
Q4 2022	2,430,797	25,804

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” for a description of Number of User Interactions Enabled, Number of Social Media Posts, Number of Social Media Reactions, Total Creators and Total Brands.

Summary Risk Factors

There are a number of risks that you should understand before making an investment decision in our Class A common stock. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to the following:

•

We have a limited operating history and experience fluctuations in our results of operations due to the nature of our business and a number of factors, which makes it difficult to forecast our revenue and evaluate our business and future prospects;

•	We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations;

•	If our efforts to attract Creators, consumers and Brands are not successful, our revenues will be adversely affected;

•	We may not be successful in our efforts to further monetize our Technology Platform, which may harm our business;

•

Our success and revenue growth are dependent on adding new Creators, consumers and Brands, effectively educating and training our existing Creators and Brands on how to make full use of our Technology Platform and increasing usage of our Technology Platform by our consumers;

•

We generate substantially all of our revenue from Brands. If the content and services provided on our Technology Platform are not relevant to Brands, fail to attract new Brands or result in a loss of Brands using our Technology Platform, our growth may be adversely impacted;

•

Our market is competitive and dynamic. We face and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share;

•

We may need to incur significant expenses to protect our intellectual property rights, and if we are unable to adequately protect our intellectual property rights, our competitive position could be harmed;

•

We may pay upfront expenses when planning live events, entering into exclusive agreements for video series, or gaining music licenses, and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed;

•

Participants and spectators in connection with our live entertainment and sports events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports events, causing a decrease in our revenue;

•	The sales cycle for live events programming varies and may negatively affect our ability to prepare accurate financial forecasts;

•	AI services and products developed by us may become obsolete due to fast growing technological innovations or the entry of competitors with more financial and brand power;

•	We have been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights;

•

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition;

•	Our listing differs significantly from an underwritten initial public offering;

•	Our stock price may be volatile, and could decline significantly and rapidly;

•

The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests;

•	We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements; and

•	We will have outstanding shares of preferred stock that have rights and preferences senior to our Class A common stock.

Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Reorganization

We are undertaking a series of transactions that will be completed prior to our listing, which we refer to, collectively, as the “Reorganization” Triller Inc., a Delaware corporation, was formed for the purpose of completing a public listing of its Class A common Stock. On March 30, 2023, we changed our name from Triller Inc. to Triller Corp. All of our business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, a newly formed entity and wholly owned subsidiary of Triller Corp., Triller Reorg Merger Sub LLC, will merge with and into Triller Hold Co LLC and thereafter all of our business operations will be conducted through Triller Corp. and its consolidated subsidiaries. For further information, see “The Reorganization.”

Corporate Information

Triller Inc. was incorporated in June 2022 as a Delaware corporation. On March 30, 2023, we changed our name to Triller Corp. In connection with the Reorganization, Triller Reorg Merger Sub LLC, a wholly owned subsidiary of Triller Corp., will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving as a wholly owned subsidiary of Triller Corp. Our corporate headquarters are located at 2121 Avenue of the Stars, Suite 2350, Los Angeles, California 90067. Our telephone number is (310) 893-5090. Our principal website address is https://trillerinc.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that may be obtained through, our website is not part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced disclosure and other requirements that are otherwise generally applicable to public companies. These provisions include, but are not limited to:

•	we are permitted to present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board, (the “PCAOB”) unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•

we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	we are permitted to have extended transition periods for complying with new or revised accounting standards;

•

we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the “Dodd-Frank Act”); and

•

we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”).

We will remain an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our Class A common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act; or (iv) the last day of the fiscal year ending after the fifth anniversary of the date of effectiveness of the registration statement on which this prospectus forms a part.

We may choose to take advantage of these reduced disclosure burdens. We have elected to adopt the reduced requirements with respect to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. As a result, the information that we provide to stockholders may be different from the information you may receive from other public companies in which you hold an investment.

In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in the price of our Class A common stock.

Status as a Controlled Company

Upon the completion of the Reorganization, Proxima Media, LLC and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will own approximately 15.2% of our outstanding capital stock, representing 74.5% of our total voting power, and, as such we will be a “controlled company” as of the completion of the listing under the Sarbanes-Oxley Act and the rules of the NYSE. As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will also remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have one independent director upon the listing of our Class A common stock on the NYSE, who will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See the section titled “Management—Controlled Company.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table presents the historical summary consolidated financial and operating information for Triller Hold Co LLC, and the summary pro forma condensed consolidated financial and operating information for Triller Corp. for the periods and at the dates indicated. In connection with this listing, Triller Reorg Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Triller Corp., will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC as the surviving company through a series of reorganizational transactions described under “The Reorganization.” Immediately following the Reorganization, Triller Corp. will control all of the business and affairs of its subsidiaries, including Triller Hold Co LLC.

The summary consolidated statements of operations data and statements of cash flow data presented below for the years ended December 31, 2022, 2021 and 2020, and the summary consolidated balance sheet data presented below as of December 31, 2022, 2021 and 2020 have been derived from the consolidated financial statements of Triller Hold Co LLC included elsewhere in this prospectus.

The summary historical consolidated financial and other data of Triller Corp. has not been presented because Triller Corp. is a newly incorporated entity, has had no business transactions or activities to date and had no material assets or liabilities during the periods presented in this section.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “The Reorganization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial information of Triller Corp. presented below has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of operations data for the years ended December 31, 2022, 2021, and 2020 gives effect to the Acquisitions (as described under “Unaudited Pro Forma Condensed Consolidated Financial Information”) as if they had occurred on January 1, 2020. The summary unaudited pro forma condensed consolidated information as of December 31, 2022 gives effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information”, including the Reorganization and Listing-related transactions, as if they had occurred on December 31, 2022. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Triller Corp.	Triller Hold Co LLC
	Unaudited Pro Forma	Unaudited Historical
	Year Ended December 31, 2022	Years Ended December 31,
(In thousands, except share and per share data) Summary Statements of Operations Data		2022	2021	2020
Revenue	$55,019	$49,142	$26,408	$3,660
Operating expenses
Cost of revenue	44,520	41,280	26,221	4,197
Research and development	13,832	12,124	8,479	4,246
Sales and marketing	32,747	30,706	143,082	18,396
General and administrative	102,936	100,299	474,376	41,254
Contingent consideration	1,794	1,794	2,240	—
Depreciation and amortization	29,360	26,641	9,132	1,877

Total operating expenses	225,189	212,844	663,530	69,970

Income (loss) from operations	(170,170)	(163,702)	(637,122)	(66,310)
Other income (expense)
Change in fair value of warrants and long-term debt	26,585	26,585	(65,227)	(31,288)
Interest expense	(25,417)	(25,417)	(44)	(1,850)
Other expense	(339)	(193)	485	—

Other income (expense), net	829	975	(64,786)	(33,138)

Loss from continuing operating before income taxes	(169,341)	(162,727)	(701,908)	(99,448)
Income tax benefit	6,488	6,493	1,088	—

Net loss from continuing operations	(162,853)	(156,234)	(700,820)	(99,448)
Net income (loss) from discontinued operations, net of income taxes	(38,001)	(38,001)	(71,114)	22,202

Net loss	$(200,854)	$(194,235)	$(771,934)	$(77,246)

Less: Net loss attributable to noncontrolling interests	(2,699)	(3,920)	—	—

Net loss attributable to Triller Hold Co LLC	$(198,155)	$(190,315)	$(771,934)	$(77,246)

	Triller Corp.	Triller Hold Co LLC
	Unaudited Pro Forma	Unaudited Historical
(In thousands) Summary Balance Sheet Data:	As of December 31, 2022	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash and cash equivalents	$76,273	$3,754	$30,995	$19,365
Restricted cash	—	—	5,521	—
Total assets	457,267	384,748	366,657	85,700
Long-term debt	286	28,414	10,059	1,566
Total liabilities	186,359	289,322	215,144	51,806
Total shareholders’/unitholders equity	266,108	90,626	60,123	33,894

	Triller Hold Co LLC
	Unaudited Historical
(In thousands) Summary Statements of Cash Flow Data:	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash provided by (used in):
Operating activities	$(99,231)	$(192,732)	$(26,389)
Investing activities	(16,051)	(43,615)	(7,044)
Financing activities	62,184	235,083	74,066
Discontinued operations	20,295	18,415	(25,588)
Foreign exchange impact	41	—	—
Change in cash, cash equivalents, and restricted cash	$(32,762)	$17,151	$15,045

Adjusted EBITDA

We believe that Adjusted EBITDA, which is a non-GAAP financial measure, is useful in evaluating our operational and financial performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. Our non-GAAP measure has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for our GAAP measures. Some of these limitations include that our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure.

Adjusted EBITDA is defined as net loss, adjusted for depreciation and amortization, interest expense, income tax benefit, unit-based compensation expenses, transaction-related costs, discontinued operations, (gain) loss on remeasurement of warrant liabilities, debt modification losses and debt fair value adjustments, loss on remeasurement of contingent consideration and non-recurring litigation expense. The following table reconciles net loss, the most directly comparable GAAP measure, to Adjusted EBITDA:

	Triller Hold Co LLC
	Unaudited Historical
(In thousands) Adjusted EBITDA:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net loss	$(194,235)	$(771,934)	$(77,246)
Adjusted for:
Depreciation and amortization	26,641	9,132	1,877
Interest expense	4,321	44	1,850
Income tax benefit	(6,493)	(1,088)	—

EBITDA	(169,766)	(763,846)	(73,519)
Unit-based compensation expense	22,993	496,136	13,342
Transaction-related costs(1)	4,034	4,861	70
Discontinued Operations(2)	38,001	71,114	(22,202)
(Gain) loss on remeasurement of warrant liabilities(3)	(39,553)	65,227	31,288
Debt modification losses and debt fair value adjustments	34,064	—	—
Loss on remeasurement of contingent consideration(4)	1,794	2,140	—
Non-recurring litigation expense(5)	15,361	—	—

Adjusted EBITDA	$(93,072)	$(124,368)	$(51,021)

(1)

Acquisition costs incurred in relation to the acquisitions of Verzuz, FiteTV, Thuzio, and Amplify.ai totaling approximately $4.9 million is reflected in 2021. Transaction costs incurred in relation to the Direct Listing and for ancillary transaction costs, totaling approximately $4.0 million is reflected in 2022.

(2)	In June 2022, we discontinued our Triller Fight Club Event Production business (“TFC Productions”).
(3)	Remeasurement (gain) loss on warrants issued.
(4)	Loss related to the fair value of contingent consideration from Verzuz and Thuzio acquisitions.
(5)	Represents expense associated with the settlement or other resolution of two litigation matters.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before deciding to invest in our Class A common stock, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes. The occurrence of any of the events described below could harm our business, operating results and financial condition. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operating results and financial condition. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have a limited operating history and experience fluctuations in our results of operations due to the nature of our business and a number of factors, which makes it difficult to forecast our revenue and evaluate our business and future prospects.

Our ability to forecast our future results of operations and plan for and model future growth is limited. We launched our business in 2019 and as a result have a limited operating history which makes it difficult to predict our results of operations. In addition, our results of operations may fluctuate from quarter to quarter as a result of the nature of our business and a number of factors, many of which are outside of our control and may be difficult to predict. For example, we host events under our BKFC and Verzuz offerings which may lead to outsized revenue for one quarter compared to other quarters. Some additional factors that affect our results include, but are not limited to:

•	the level of demand for our Technology Platform and events;

•	our ability to retain existing or add new Creators and Brands;

•	the timing and success of new features, integrations, capabilities and enhancements by us to our products or by our competitors to their products;

•	changes in the competitive landscape of our market;

•	our ability to achieve widespread acceptance and use of our Technology Platform;

•	errors in our forecasting of the demand for our apps and events, which could lead to lower revenue, increased costs or both;

•

the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties or interruptions to our Technology Platform resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	the number of new employees added;

•	the timing of the grant or vesting of equity awards to employees, directors or consultants;

•	the timing of the conversion of our outstanding convertible securities or when our outstanding debt may become due or payable;

•	the availability of content for licensing for use by Creators on our Technology Platform;

•	pricing pressure as a result of competition or otherwise;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations. You should not rely on our past results as an indicator of our future performance. The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall, and we could face costly lawsuits, including securities class action suits.

In addition, there has been historically a high failure rate among early-stage companies. Early-stage companies face a number of risks, including, among others, the ability to effectively implement a growth strategy, counter and respond to actions by competitors, maintain adequate control of expenses and achieve market acceptance. Our future performance will depend upon a number of factors, including our ability to successfully implement, launch, and achieve market acceptance of our Technology Platform and offerings to anticipate and manage the risks associated therewith. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. We cannot assure you that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our rapid revenue growth may not be indicative of our future revenue growth. Our rapid revenue growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $49.1 million, $26.4 million and $3.7 for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. You should not rely on our historical revenue growth as an indication of our future performance. Even if our revenue continues to increase, we expect that our annual revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on several factors, including:

•	changes in our industry landscape, including changes in regulations and the actions of competitors;

•	the strength of our Technology Platform, including our suite of Creator offerings and our events and event-related services;

•	our ability to identify attractive opportunities to enhance existing businesses or grow our portfolio of assets;

•	macroeconomic conditions, including changes in corporate spending and discretionary consumer spending;

•	our ability to produce and/or distribute premier events throughout the year, including our Verzuz and BKFC events and FITE TV programming; and

•	our ability to invest in growth while driving long-term profitability.

We may not successfully accomplish any of these objectives, or such changes may not be favorable to us, and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain revenue growth, our stock price could be volatile, it may be difficult to achieve and maintain profitability, and our business, financial condition and results of operations may be adversely affected. The adverse effect on our results of operations resulting from a failure to achieve our revenue expectations may be particularly acute because of the significant research, development, marketing, sales and other expenses we expect to incur.

We have incurred losses each year since our inception, we expect our operating expenses to increase, and we may not become profitable in the future.

We have incurred losses each year since our inception, including $194.2 million for the fiscal year ended December 31, 2022. In addition, as of the close of the fiscal year ended December 31, 2022, we had cash and cash equivalents of $3.8 million, a working capital deficit of $168.9 million, and an accumulated deficit of $1,272.7 million. Moreover, our operating expenses have increased over time and we are subject to outstanding litigation which may result in additional costs. For example, we are in litigation with Sony Music Entertainment and Universal Music Publishing Group in connection with a payment dispute and alleged copyright infringement, and such litigation will likely result in the payment of settlement amounts, which may have a material impact on our financial condition and results of operations. We have also previously been behind in paying rent on our lease obligations. As we continue to expand our business, industry verticals, and the breadth of our operations, upgrade our infrastructure, hire additional employees, expand into new markets and invest in research and development and sales and marketing, including expanding our sales organization, lease more real estate to accommodate our anticipated future growth, and incur costs associated with general administration, including expenses related to being a public company, and potential settlement and earnout payment obligations, we expect that our costs of revenue and operating expenses will continue to increase for the foreseeable future. Such earnout payments include the obligation to issue approximately $             million of our Class B common stock if certain of our subsidiaries achieve specified earnout thresholds. The key factors affecting our businesses include:

•	our ability to attract and retain users and maintain user satisfaction;

•	the pace of rolling out new offerings or updating existing ones by us or our competitors;

•	the amount and timing of operating costs and capital expenditures relating to our business operations and expansion;

•	seasonal trends in Internet use;

•	our ability to maintain marketplace recognition of the brand of our offerings such as Verzuz and BKFC and capitalize on our recent offerings;

•	price competition in the industry; and

•	regulatory and other risks associated from our operations in the U.S. and abroad.

To the extent we are successful in increasing our consumer base, we may also incur increased losses because the costs associated with acquiring and growing a consumer base and with research and development are generally incurred upfront, while our revenues derived from monetizing that consumer base may occur over a longer period of time. We may not be able to increase our revenue at a rate sufficient to offset increases in our costs of revenue and operating expenses in the near term or at all, which would prevent us from achieving or maintaining profitability. Any failure by us to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect our business, financial condition and results of operations.

We may not be able to generate sufficient cash flow to meet our current and any future debt service and other obligations due to future events and events beyond our control.

Our ability to generate cash flows from operations, to make payments on or refinance our current debt or any potential future indebtedness and to fund working capital needs and planned capital expenditures will depend on our future financial performance and our ability to generate cash and access capital in the future. While our independent public accountant has concluded that there is not a substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements were issued, this analysis was based on a number of assumptions that may prove to be incorrect. For example, the analysis assumes that many of our convertible debt holders will opt to convert outstanding obligations into equity rather than requiring a cash payment from us. Our ability to continue to operate our business without substantial doubt regarding our ability to operate as a going concern depends on these assumptions proving to be correct and there can be no assurances that our accountants will not conclude that we will be able to continue to operate our business without substantial doubt regarding our ability to operate as a going concern in the future. The analysis also assumes sufficient liquidity of counterparties to various financing arrangements and our ability to draw on these arrangements in the future. For example, we have entered into a Subscription Agreement with BRCR Consulting, Inc. (“BRCR”) pursuant to which BRCR has agreed to purchase our equity securities up to an aggregate purchase price of $50.0 million. The investment may be funded in multiple tranches as agreed by us and BRCR, with a funding deadline of June 30, 2023. To the extent BRCR is unable to, or otherwise does not, fund its commitments under this agreement, the assumptions underlying our liquidity analysis may prove to be incorrect and we may not have sufficient access to capital to operate our business. Additionally, we have entered into a Share Purchase Agreement, dated September 28, 2022 by and among Triller Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (the “GEM Facility”) which provides us with the ability to draw down on up to $310 million dollars within the 36 months following the date we are a publicly listed company. However, the GEM Facility includes restrictions that may impact our ability to receive sufficient cash in the future under the GEM Facility, including a restriction on the draw down amount to 400% of the average daily trading volume for the thirty trading days preceding the draw down exercise date, a limit on additional methods of financings available to us without GEM’s consent, including the ability to obtain an “equity line” of financing and certain other alternative transactions, a limit on draw downs to one in any thirty day trading period, volume limitations and restrictions on certain methods of sale of our common stock, and the restriction that payment for sales do not occur until at least thirty days after the first trade date. As a result, there can be no assurance that we will be able to realize significant, if any, proceeds from the GEM Facility.

Our future financial performance and access to capital will be affected by a range of economic, financial, competitive, business, and other factors that we cannot control, such as general economic, legislative, regulatory and financial conditions in our industry, the economy generally, interest rates, inflation, and other risks described in this Risk Factors section. A significant reduction in operating cash flows resulting from changes in economic, legislative or regulatory conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our current and future potential debt and other obligations. In addition, we may not be able to raise or access capital on acceptable terms in the future, if at all, and our existing agreements that provide for future capital may not be adequate to fund our future needs.

If we are unable to service our current and any future potential indebtedness or to fund our other liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring, or refinancing such indebtedness, seeking additional capital, obtaining additional equity capital or any combination of the foregoing, which may be onerous or highly dilutive. Reducing or delaying capital expenditures or selling assets could delay future cash flows. Additionally, if we raise debt, it would increase our interest expense, leverage and operating and financial costs. We cannot assure you that any of these alternative strategies could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on future potential indebtedness or to fund our other liquidity needs. In addition, the terms of future debt agreements may restrict us from adopting any of these alternatives. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings or capital raises will be available in an amount sufficient to enable us to pay such future potential indebtedness or to fund our other liquidity needs. In addition, under the terms of the Second Settlement and Payment Agreement, dated September 22, 2022, with the founders of Verzuz, we agreed in connection with the issuance of the 7.50% convertible promissory notes that at least 25% of the net proceeds (after the deduction only of reasonable and customary expenses, which shall not exceed 8% of gross proceeds) of each of our completed capital raising transactions will be paid to the Verzuz founders. Furthermore, as further detailed in our financial statements and elsewhere in this prospectus, we have various other convertible financial obligations coming due over the next twelve months. In the event we are unable to convert those instruments to equity securities in our company, we may be unable to meet our cash obligations as they become due, which would materially harm our financial condition and liquidity as well as our reputation. Our ability to raise additional funding, whether or not secured, could be limited in the future by a number of other factors, including, but not limited to, whether we are able to comply with applicable covenants governing our outstanding indebtedness, the strength of the financial markets, global market conditions such as inflationary pressures and interest rate fluctuations, our recovery and financial performance, the recovery and performance of our industry in general and the size, scope and timing of our financial needs.

If for any reason we are unable to meet our current or future potential debt service and repayment obligations, we may be in default under the terms of the agreements governing such indebtedness and repayment obligations, which could allow our creditors at that time to declare such outstanding indebtedness to be due and payable. For example, we provided a continuing collateral interest in certain assets and future share purchase or similar agreements that we have entered into or may enter into in the future under a Security Agreement with Total Formation Inc. (“Total Formation”), dated December 31, 2022 (the “Security Agreement”). Pursuant to the Security Agreement, our lenders could compel us to apply all of our available cash to repay our borrowings. In addition, the lenders under our secured indebtedness could seek to foreclose on their collateral. Certain of our obligations include cross-default provisions, such that failure to make required payments or comply with other covenants in our agreements accelerate repayment of certain other obligations. If the amounts outstanding under such indebtedness were to be accelerated, or were the subject of foreclosure actions, our assets may not be sufficient to repay in full the money owed to the lenders or to our other debt holders or we may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments which would materially harm our financial condition and liquidity.

Non-compliance with the objective and subjective criteria for the Paycheck Protection Program (“PPP”) loan could have a material adverse effect on our business.

On April 10, 2020, Triller Inc received a PPP Loan from First Choice Bank, in the aggregate amount of $1,556,000, pursuant to the Paycheck Protection Program (“PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP Loan, which was in the form of a note dated April 10, 2020 issued by First Choice Bank, which matured on April 13, 2022, and bore interest at a rate of 1% per annum, payable monthly commencing on the fifth calendar day of the seventh month following the date of first disbursement. The PPP Loan permitted prepayment by Triller Inc at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan could only be used for payroll costs, any payment of interest on a covered mortgage obligation, any payment on a covered rent obligation, or any covered utility incurred during the 8-week period beginning on the date of first disbursement of this loan. The Company used the entire PPP Loan amount for what it considered to be qualifying expenses, under the current guidance as promulgated by the SBA. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The PPP Loan was forgiven by the Lender on July 28th, 2021 but is currently being reviewed by the SBA. In order to apply for the PPP Loan, we were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support our ongoing operations. Triller Inc made this certification in good faith after analyzing, among other things, the maintenance of our entire workforce, notwithstanding certain “work-from-home” limitations.

On April 23, 2020, the Secretary of the U.S. Department of the Treasury stated that the SBA will perform a full review of any PPP Loan over $2.0 million before forgiving the loan. In order to apply for the PPP Loan, we were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support our ongoing operations. We made this certification in good faith after analyzing, among other things, the maintenance of our entire workforce, notwithstanding certain “work-from-home” limitations. We also took into account our need for additional funding to continue operations, and our ability to currently access alternative forms of capital in the current market environment. Following this analysis, we believe that we satisfied all eligibility criteria for the PPP Loan, and that our receipt of the PPP Loan is consistent with the objectives of the PPP Loan of the CARES Act. If it is later determined that we were ineligible to receive the PPP Loan or determined that we did not comply with requirements after receiving the PPP Loan, we may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and adverse publicity, which could have a material adverse effect on our business, results of operations, and financial condition.

If our goodwill or intangible assets become impaired, we may be required to record an additional significant charge to earnings.

As of December 31, 2022, we had goodwill of $224.8 million. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the price of our common stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill . Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If we were to conclude that a future write-down of our goodwill is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations. We review our goodwill for impairment annually and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Any impacts to our business, including macroeconomic conditions such as rising interest rates and fluctuations in markets, could result in impairments and significant charges to earnings.

We are not in compliance with the payment obligations of a significant number of our significant music licensing agreements and agreement with other vendors and counterparties.

We are not in compliance with the payment obligations of a significant number of our contracts with certain of our counterparties, including with respect to our music licenses, as a result of our inability to make certain fee payments required pursuant to such agreements or our failure to make such payments on time. In addition to being behind on payments to music licensing counterparties, we are overdue on payments to other parties and vendors, including but not limited to those providing us with engineering, marketing and legal services. We also have payments due to certain of our landlords at our rented facilities.

While we are currently working with our partners and counterparties and/or negotiating the terms of these various agreements, if we are unsuccessful in renegotiating these agreements or receiving waivers of the due date of payments required thereunder, our partners and vendors could terminate these agreements and require us to make these fee payments in their entirety. Further, if our music licensing partners terminate our agreements, we will also lose the right to include their content on our platform. Such counterparties have in the past and may in the future look to file litigation against us seeking such overdue payment, which could have an adverse effect on our business, financial condition, and results of operations.

We will require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have historically funded our operations through equity and convertible debt financings. We do not know when, or if, our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which we expect to require us to engage in equity and/or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to support our operations or invest in future growth opportunities, which could materially adversely affect our business, financial condition and results of operations.

In addition, adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition and results of operations and we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC), took control and was appointed receiver of Silicon Valley Bank (SVB). If the financial institutions with which we do business enter receivership or become insolvent in the future, there is no guarantee that we would be able to access our existing cash, cash equivalents and investments, that we would be able to maintain any required letters of credit or other credit support arrangements, or that we would be able to adequately fund our business for a prolonged period of time or at all, any of which could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition.

In addition, our ability to raise capital under the Share Purchase Agreement, dated September 28, 2022, by and among us, GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd., for our working capital and liquidity needs (the “GEM Agreement”), is limited by trading volume and our aggregate market capitalization, among other conditions, each of which may inhibit our ability to maximize that facility in the near term. The GEM Agreement also restricts us from entering into any agreement, the principal purpose of which is to secure an “equity line” similar to the financing provided under the GEM Agreement during the investment period under the GEM Agreement other than with (i) a bulge-bracket financial institution or (ii) with GEM’s written consent (which shall not be unreasonably withheld). If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock.

If we seek to raise equity or debt, we may have to seek consent of Total Formation. For so long as the Total Formation Convertible Note is outstanding, under the terms of the Convertible Note Purchase Agreement, dated August 18, 2022 between us and Total Formation Inc., we are subject to various restrictive covenants, including the requirement to seek the prior consent of Total Formation in the event we, among other things, (i) make or permit any subsidiary to make any loan or advance in an aggregate principal amount in excess of $1,000,000 other than advances consistent with past practice to any company subsidiary or in the ordinary course of business; (ii) directly or indirectly create, incur, issue, assume, guarantee, suffer to exist or otherwise become directly or indirectly liable for any indebtedness subject to certain other exceptions and the requirement to notify TF; (iii) directly or indirectly, create, incur, assume or suffer to exist any lien upon any property or assets of any kind; (iv) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts arising in the ordinary course of business; (v) amend, alter or repeal any provision of our organizational documents in certain circumstances and (vi) sell, issue or dispose of any equity interests in any of our subsidiaries subject to certain exceptions. We expect Total Formation to have similar rights for so long as they hold shares of our series A-1 preferred stock.

If we incur debt, the debt holders would have rights senior to holders of Class A common stock to make claims on our assets, and the cost and terms of any debt could restrict our operations. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of equity and/or debt securities. As a result, our stockholders bear the risk of future issuances of equity and/or debt securities reducing the value of our Class A common stock and diluting their interests.

Our decision to issue securities or raise financing in the future will depend on numerous considerations, including factors beyond our control, and as a result we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. In addition, if we incur additional financing or indebtedness it may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business.

We may in the future be adversely affected by natural disasters, the physical effects of climate change, and other catastrophic events, and by man-made problems such as geo-political conflicts and events, including acts of war and terrorism, that could disrupt our business operations and adversely affect our financial condition and results of operations.

We have been, and may in the future be, adversely affected by significant natural disasters, the physical effects of climate change, or other catastrophic events, such as the COVID-19 pandemic, earthquakes, blizzards, tsunamis, hurricanes, droughts, fires, or floods, or other catastrophic events, such as terrorism, the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, extended outages of critical utilities, power loss, telecommunications failure, or any critical resource shortages affecting us, our users or partners. In the event of a natural disaster or other catastrophic event, we and our third-party providers may be unable to continue operations, may endure system interruptions, any of which could result in reputational harm, delays in development or interruptions of our Technology Platform, breaches of data security, and loss of critical data, all of which could have an adverse effect on our business, financial condition, and results of operations.

In addition, although we are not directly impacted by the war between Russia and Ukraine, conflict in Ukraine has further disrupted trade, intensified problems in the global supply chain, and contributed to inflationary pressures. Financial markets around the world experienced volatility following the recent invasion of Ukraine by Russia. In response to the invasion, the United States, United Kingdom and EU, along with others, imposed significant new sanctions and export controls against Russia, Russian banks and certain Russian individuals and may implement additional sanctions or take further punitive actions in the future. The full economic and social impact of the sanctions imposed on Russia (as well as possible future punitive measures that may be implemented), as well as the counter measures imposed by Russia, in addition to the ongoing military conflict between Ukraine and Russia and related sanctions, which could conceivably expand into the surrounding region, remains uncertain; however, both the conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity and reduced access to liquidity in both Europe and globally, and has introduced significant uncertainty into global markets. In particular, the ongoing Russia-Ukraine conflict and related sanctions has contributed to rapidly rising costs of living (driven largely by higher energy prices) in Europe and other advanced economies. Further, a weak or declining economy could strain our suppliers and manufacturers. As a result, our business and results of operations may be adversely affected by the ongoing conflict between Ukraine and Russia and related sanctions, particularly to the extent it escalates to involve additional countries, further economic sanctions or wider military conflict.

Generally, during times of war and other major conflicts, we, the third parties on which we rely, and our partners may be vulnerable to a heightened risk of cyberattacks, including retaliatory cyberattacks, that could seriously disrupt our business. We have experienced an increase in attempted cyberattacks on our products, systems, and networks, which we believe are related to the conflict. We may also face retaliatory attacks by governments, entities, or individuals who do not agree with our public expressions of support for Ukraine and our Ukrainian team members. Any such attack could cause disruption to our platform, systems, and networks, result in security breaches or data loss, damage our brand, or reduce demand for our services or advertising products. In addition, we may face significant costs (including legal and litigation costs) to prevent, correct, or remediate any such breaches. We may also be forced to expend additional resources monitoring our platform for evidence of disinformation or misuse in connection with the ongoing conflict.

Business or economic disruptions or global health concerns have harmed and may continue to harm our business and increase our costs and expenses and an economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Broad-based business or economic disruptions or global health concerns, such as the COVID-19 pandemic, component shortages and related supply chain challenges, conflict between Ukraine and Russia and related sanctions, bank failures and recent fluctuating inflationary environment, could adversely affect our business. For example, the COVID-19 pandemic materially and adversely impacted, and may in the future materially and adversely impact, through the spread of variants or otherwise, our business and results of operations due to, among other factors, a general decline in business activity, including declines in corporate spending, closures of facilities where we host events, declines in attendance of live events, difficulty accessing the capital and credit markets on favorable terms, or at all, and a severe disruption and instability in the global financial markets, the potential negative impact on the health or productivity of employees or other social, economic and labor instability in the countries in which we or the third parties with whom we engage operate.

Unfavorable macroeconomic conditions, including those caused by inflation or reductions in customers’ spending, could limit our ability to grow our business and negatively affect our results of operations.

Our business is also impacted by macroeconomic factors. General business and economic conditions that could affect our business, financial condition or results of operations include fluctuations in economic growth, debt and equity capital markets, liquidity of the global financial markets, access to our liquidity within the U.S. banking system, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which we, our manufacturers and our suppliers operate. Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, recessionary forces, rising and fluctuating interest rates, the availability and cost of consumer credit, levels of unemployment and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions and, therefore, we cannot be sure the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could materially adversely affect our business, financial condition, and results of operations. In addition, political instability or adverse political developments could harm our business, financial condition and results of operations.

In addition, market volatility, the high inflationary environment and economic uncertainty make it potentially very difficult for our customers, our Brand partners and us to accurately forecast and plan future business activities. During challenging economic times, partners may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms and may face increased costs or other negative financial impacts, each of which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our Brand partners to pay for the applications and services we offer, which may impact demand for our products. In addition, a weak or declining economy could also strain our suppliers and manufacturers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our recent acquisitions have caused us to grow rapidly, and we will need to continue to make changes to operate at our current size and scale. We have in the past faced and may in the future face, difficulty in integrating the operations of the businesses acquired in our recent transactions, and we may never realize the anticipated benefits and cost synergies from all of these transactions. If we are unable to manage our current operations or any future growth effectively, our business could be adversely affected.

Our recent acquisitions have caused us to grow rapidly, and we may need to continue to make changes to operate at our current size and scale. If we fail to realize the anticipated benefits and cost synergies from our recent acquisitions, or if we experience any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets or any unanticipated disruptions with important third-party relationships, our business, financial condition and results of operations could be adversely affected. Moreover, our recent acquisitions involve risks and uncertainties including those associated with the integration of operations, financial reporting, technologies and personnel and the potential loss of key employees, customers or strategic partners. The integration of our acquired businesses has and will require significant time and resources. For example, we currently manually close the books across our various subsidiaries and business units, and manually consolidate and roll up such subsidiary financials into our consolidated financial statements. We do not currently utilize a consolidated ERP system to manage the closing of our books or the roll up of financials into our consolidated financials. This process creates a risk of errors, is time intensive and costly. We may not be able to manage the integration of acquired businesses successfully, and these acquisitions may not be accretive to our earnings and may negatively impact our results of operations. If our operations continue to grow, we will be required, among other things, to upgrade our information systems and other processes and to obtain more space for our expanding administrative support and other personnel. Our continued growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties could result in the erosion of our brand image and reputation and could have an adverse effect on our business, financial condition, and operating results.

If we acquire, combine with or invest in other businesses, we will face risks inherent in such transactions.

We have in the past considered and will continue, from time to time, to consider, opportunistic strategic or transformative transactions, which could involve acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in music entertainment, entertainment or other businesses. Any such combination could be material, be difficult to implement, disrupt our business or change our business profile, focus or strategy significantly.

We entered into multiple strategic alliances in the past and later recognized related impairment losses on investments and goodwill. We may incur debts in the future upon an acquisition or suffer losses related to impairment of these investments. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to explore additional acquisition opportunities in the future. Such examination and exploration efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. We may not be able to complete acquiring or investing transactions that we initiate. Our ability to grow through such acquisitions and investments will depend on many factors, including the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete transactions and our ability to obtain any required governmental approvals.

Any future transaction could involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	potential loss of entertainers (e.g. musicians, athletes, and influencers);

•	difficulty integrating the acquired businesses or segregating assets to be disposed of;

•	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses we may acquire;

•	reputational or other damages to our business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain antitrust approval;

•	difficulty in realizing synergies between acquired businesses and our current businesses, including our ability to achieve the customer synergies that motivated the acquisition;

•	acquired businesses having different users or customers than our current businesses;

•	increased administrative burdens and need for additional personnel, particularly if the businesses we acquire have different users or customers from our current businesses; and

•	changing our business profile in ways that could have unintended consequences.

If we enter into significant transactions in the future, related accounting charges may affect our business, results of operations and financial condition, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in our capital structure, including the incurrence of additional indebtedness, which may be substantial. Conversely, any material disposition could reduce our indebtedness or require the amendment or refinancing of our outstanding indebtedness or a portion thereof. We may not be successful in addressing these risks or any other problems encountered in connection with any strategic or transformative transactions. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination that they will be completed in a timely manner, or at all, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. We also may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or our company as a whole.

We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.

We are involved in numerous lawsuits, many of which claim statutory damages and/or seek significant changes to our business operations, and we anticipate that we will continue to be involved in numerous lawsuits in the future. We have faced, currently face, and will continue to face additional lawsuits based on claims related to, among other things, advertising, privacy, security, content intellectual property infringement, employment or performance of services, activities on our platform, consumer protection, or product performance or other claims related to the use of consumer hardware and software, music used on our platform or related to our acquisitions. For example, we are currently the subject of various litigation proceedings, including a class action lawsuit alleging unpaid wages for production workers, a lawsuit for breach of contract and copyright infringement by Sony Music Entertainment, a lawsuit to collect all fees due by Universal Music Publishing Group amongst other claims, a class action against one of our subsidiaries over the use of consumer personal identifying information and a lawsuit by two social media influencers claiming they are entitled to equity based on services, some of which are entering mediation and/or settlement discussions. The results of any such lawsuits and claims cannot be predicted with certainty, and any negative outcome from any such lawsuits could result in payments of substantial monetary damages or fines, or undesirable changes to our products or business practices and harm our reputation, and accordingly our business, financial condition, or results of operations could be materially and adversely affected. See the section titled “Business—Legal Proceedings” for more information.

There can be no assurances that a favorable final outcome will be obtained in all our cases, and defending any lawsuit is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which has occurred in the past and which could adversely affect our business, financial conditions, or results of operations.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Risks Related to Our Technology Platform and Features

Planned expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

We currently focus our operations on our AI powered Technology Platform, which provides content creation and distribution (Triller App, FITE TV, Metaverz, Thuzio and Amplify.ai), fan engagement (Fangage, Julius and Amplify.ai) and targeted promotions and upsells (CrossHype) products and services across the digital platforms used by our Creators and Brands. Further expansion of our operations and our marketplace into additional products and services involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spend to achieve customer awareness of these new products and services. Growth into additional content, product and service areas may require changes to our existing business model and cost structure and modifications to our infrastructure and may expose us to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. There is no guarantee that we will be able to successfully expand our products and services into these areas.

Improper or illegal use of our Technology Platform could seriously harm our business and reputation.

We cannot be certain that the technologies that we have developed to repel spamming attacks will be able to eliminate all spam messages from our products. Spammers attempt to use our products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make our products less user friendly. Our actions to combat spam may also divert significant time and focus from improving our products. As a result of spamming activities, our users may use our products less or stop using them altogether, and result in continuing operational cost to us. We may also be subject to liability or claims related to such spamming activity, see Risk Factor “Existing federal, state, and foreign laws regulate the senders of commercial emails and text. messages and changes in privacy laws could adversely affect our ability to provide our services and could impact our results from operations or result in costs and fines.”

Similarly, terrorists, criminals, and other bad actors may use our Technology Platform to promote their goals and encourage users to engage in terror and other illegal activities. We expect that as more people use our Technology Platform, these bad actors will increasingly seek to misuse our products. Although we invest resources to combat these activities, including by suspending or terminating accounts we believe are violating our Terms of Service, we expect these bad actors will continue to seek ways to act inappropriately and illegally on our Technology Platform. Combating these bad actors requires our teams to divert significant time and focus from improving our products. In addition, we may not be able to control or stop our Technology Platform from becoming the preferred application of use by these bad actors, which may become public knowledge and seriously harm our reputation or lead to lawsuits or attention from regulators. If these activities increase on our Technology Platform, our reputation, user growth and user engagement, and operational cost structure could be seriously harmed.

If our efforts to attract Creators, consumers and Brands are not successful, our revenues will be adversely affected.

We generate revenue through Brands and consumers, with the majority of our revenue coming from Brands. To succeed, we must continue to attract and retain Creators and consumers who have traditionally engaged with internet and social media platforms such as Instagram, Snapchat and TikTok, as well as well as with video games, cable television, pay-per-view and video-on-demand services for entertainment. With additional Creators and consumers, we will attract more Brands which will improve our revenue. Our ability to attract and retain Creators and consumers and have them regularly engage with our Technology Platform depends in part on our ability to consistently provide our Creators and consumers a high-quality experience. We must also continue to attract and retain influential Creators such as celebrities, athletes, journalists, sports leagues and teams, media outlets and Brands to leverage our Technology Platform to disseminate content and interact and transact with their followers and customers. Typically, our agreements with Creators may be terminated by Creators at any time. If Creators and consumers in either category do not perceive our products to be of high quality, if we introduce new products or features that are not favorably received by them or if we fail to introduce products and features that they desire, we may not be able to attract or retain Creators and consumers. Additionally, many of our Creators and consumers originate from word-of-mouth and referrals from existing Creators and consumers. If our efforts to satisfy our existing Creators and consumers are not successful, we may not be able to attract new Creators and consumers, and as a result, we may fail to attract or retain Brands and our revenue may be affected adversely.

Our success depends on our ability to attract Brands to our Technology Platform and provide consumers with engaging content, which in part depends on Creator contributed content. If we or Creators, including influential Creators, such as celebrities, athletes, journalists, sports leagues and teams, media outlets and Brands, do not continue to contribute engaging content to our Technology Platform, our consumer growth, retention and engagement may decline. That, in turn, may impair our ability to maintain good relationships with Brands that utilize our Technology Platform or attract new Brands, which may seriously harm our business and financial performance.

Use of social media and Creators may materially and adversely affect our reputation or subject us to fines or other penalties.

We integrate third-party social media platforms into our Technology Platform. For example, in addition to our own content on our website and Triller app, our Creators can share content on social-media platforms such as Facebook, Instagram, TikTok and Twitter. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of Creators, our Brands or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.

In addition, any use of social media for marketing may increase the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. While we ask Creators to comply with the FTC regulations and our guidelines, we do not regularly monitor what our Creators post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have material adverse effect on our business, financial condition, and results of operations.

Negative commentary regarding us, our products or Creators or Brands, and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Creators with whom we maintain relationships could engage in behavior or use their platform to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction.

We may not be successful in our efforts to further monetize our Technology Platform, which may harm our business.

Our Technology Platform generates revenue through Brands and consumers, with most of our revenue generated from Brands through revenue sharing and service fee arrangements. When we enable the consumption of content by individuals, mostly in the form of FITE TV or Triller branded live events, we also generate revenue from consumers in the form of Creator-driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. Our partnerships with high-profile Creators and Brands enable us to host live events that receive massive viewership. As such, we are seeking to expand our relationships with Brands, our Creator and consumer base and increase the number of hours that consumers spend on our Technology Platform and the volume of content that is published across and from our Technology Platform in an effort to create additional revenue opportunities. We have made, and are continuing to make, significant investments to enable users, Brands, Creators, and advertisers to create compelling content and deliver advertising to our users.

Our ability to deliver more relevant content to our consumers and to increase our Technology Platform’s value to Brands depends on the collection of engagement data, which may be restricted or prevented by a number of factors. Consumers may decide to opt out or restrict some of our ability to collect personal data or to provide them with more relevant and sponsored content. Creators could refuse to allow us to collect data regarding engagement or refuse to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements in some instances. If these possible scenarios occur to a large enough extent, we may not be able to achieve our expected growth in revenue or gross profit. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Further, we may not be successful in further monetizing our Technology Platform. Most of the revenue from our Technology Platform is generated from Brands through revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. As a result, our financial performance and ability to grow revenue could be seriously harmed if:

•	we do not expand or retain our relationships with Brands and Creators;

•	our reputation is harmed;

•	there is a decline in our available content or a decrease in the perceived quantity, quality, usefulness or relevance of the content provided by us and our Creators;

•	competitive developments result in our competitors possessing various competitive advantages, whether technological or otherwise;

•	we do not adjust to changes to the industry landscape;

•	we do not continue to invest in and strengthen our Technology Platform, including our suite of Creator offerings and our events and event-related services;

•	we fail to identify attractive opportunities to enhance existing businesses or grow our portfolio of assets;

•	macroeconomic conditions, including changes in corporate spending and discretionary consumer spending, divert Brand and consumer expenditures away from the markets we serve; and

•	we fail to produce and/or distribute premier events throughout the year, including Verzuz, BKFC and FITE TV programming.

If we are unable to maintain adequate content on our Technology Platform, our business may be harmed.

We may fail to attract Creators that generate sufficient content hours on our Technology Platform and for our Brand partners. Our business model depends on our ability to connect our Brand partners with content Creators. If we are unable to grow and maintain spend from our Brand partners, either through revenue sharing relationships or fee sharing arrangements, our results of operations may be harmed.

We operate in a highly competitive industry, and we compete for Brand partners with other social media outlets and streaming services, as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and Internet radio. We may not be successful in maintaining or improving the number of our Brand partners who utilize our Technology Platform for advertising, premium content, events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform.

Our competitors offer content and other platforms that may be more attractive to advertisers than our Technology Platform. If we are unable to increase our revenue by, among other things, continuing to improve our Technology Platform’s data capabilities to further optimize and measure our Brand partners’ campaigns, increase revenue from fee sharing arrangements or the completion of successful campaigns for our Brands, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Our success and revenue growth are dependent on adding new Creators, consumers and Brands, effectively educating and training our existing Creators and Brands on how to make full use of our Technology Platform and increasing usage of our Technology Platform by our consumers.

Our success is dependent on regularly adding new Creators and Brands and increasing our consumers’ usage of our platform. Our contracts and relationships with Creators and Brands generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Creators can also terminate their agreements with us for convenience.

Our Creators and Brands typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. Our Brands may also choose to decrease their use of revenue sharing and service fee arrangements. Accordingly, we must continually work to win new Brands and Creators and retain existing Brands and Creators, increase their usage of our platform and increase our consumers. Given the number of products on our Technology Platform, we may not be successful at educating and training Creators and Brands on how to use our platform and products in order for our Creators and Brands to get the most benefit from our Technology Platform and increase their usage. If these efforts are unsuccessful or Creators or Brands decide not to continue to maintain or increase their usage of our Technology Platform for any other reason, or if we fail to attract new Creators or Brands, our revenue could fail to grow or decline, which would materially and adversely harm our business, operating results and financial condition. We cannot assure you that our Creators, Brands and consumers will continue to use and increase their spend on our platform or that we will be able to attract a sufficient number of new Creators, Brands and consumers to continue to grow our business and revenue. If Brands representing a significant portion of our business decide to materially reduce their use of our Technology Platform or cease using our Technology Platform altogether, our revenue could be significantly reduced, which could have a material adverse effect on our business, operating results and financial condition.

We generate substantially all of our revenue from Brands. If the content and services provided on our Technology Platform are not relevant to Brands, fail to attract new Brands or result in a loss of Brands using our Technology Platform, our growth may be adversely impacted.

We generate most of our revenue from Brands through revenue sharing and service fee (including SaaS) arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our platform to reach consumers via a combination of campaign fees, sponsorship fees and transaction fees or SaaS fees, including monthly subscription fees. Even though we also generate revenue from consumers in the form of Creator-driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales, we still expect this trend to continue for the foreseeable future.

Most Brands do not have long-term commitments with us, and our efforts to establish long-term commitments may not succeed. Because most Brands do not have long-term commitments with us, they may terminate their contracts and relationships with us and may instead pursue relationships with competitors. Since we do not have long-term contractual commitments with our Brand partners, maintaining and enhancing relationships with our Brand partners will require us to make substantial investments and these investments may not be successful.

The Brands with whom we partner vary from small businesses to well-known Fortune 500 companies. Due to our limited operating history, many Brands only recently started working with our Technology Platform solutions and spend a relatively small portion of their overall advertising budget with us, but some Brands have devoted meaningful budgets that contribute to our total revenue. In addition, some Brands may view some of our Technology Platform offerings as experimental and unproven, or prefer certain of our products over others. Any economic or political instability, whether as a result of the COVID-19 pandemic, the conflict in Ukraine, the macroeconomic climate, or otherwise, in a specific country or region may negatively impact the global or local economy, the amount that Brands and consumers dedicate of their budget to us, or our ability to forecast our revenue, and our business would be seriously harmed.

Furthermore, in April 2021, Apple issued an iOS update that imposes heightened restrictions on our access and use of user data by allowing users to more easily opt-out of tracking of activity across devices. Additionally, Google has announced that it will implement similar changes with respect to its Android operating system and major web browsers, like Firefox, Safari, and Chrome, have or plan to make similar changes as well. These changes have adversely affected our targeting, measurement, and optimization capabilities. This has resulted in, and in the future is likely to continue to result in, reduced demand for our Technology Platform products and could seriously harm our business. The longer-term impact of these changes on our industry, our competitors, our business, and the developers, partners, and advertisers within our community is uncertain, and depending on how we, our competitors, and the overall industry adjusts, and how our partners, advertisers, and users respond, our business could be seriously harmed. While we implement alternative solutions, we are subject to rules and standards set by the owners of such mobile operating systems which may be unclear, change, or be interpreted in a manner adverse to us and require us to halt or change our solutions, any of which could seriously harm our business.

We have made, and are continuing to make, investments to enable Creators and Brands to deliver relevant content to consumers on our Technology Platform. If we fail to continue to innovate and improve on our Technology Platform, our business may be harmed. New technologies, products and services are driving rapid changes in consumer behavior as consumers seek more control over when, where and how they consume content and access communications services. These technological advancements and changes in consumer behavior and/or our failure to effectively anticipate or adapt to such changes, could reduce our subscriber activations and increase our user churn rate, and could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Moreover, we rely heavily on our ability to collect and disclose data, and metrics to our Brands so we can attract new Brands and retain existing Brands. Any restriction or inability, whether by law, regulation, policy, or other reason, to collect and disclose data and metrics which our Brands find useful would impede our ability to attract and retain Brands. Regulators around the world are increasingly scrutinizing and regulating the collection, use, and sharing of personal data related to advertising, which could materially impact our revenue and seriously harm our business. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) expanded the rights of individuals to control how their personal data is collected and processed, and placed restrictions on the use of personal data of younger minors. The processing of personal data for personalized advertising under GDPR continues to be under increased scrutiny from European regulators, which includes ongoing regulatory action against large technology companies like ours, the outcomes of which may be uncertain and subject to appeal. The upcoming European Digital Services Act (“DSA”) which will go into effect in late 2023 or early 2024, prohibits targeted advertising to minors based on the profiling of personal information in the European Union. Other European legislative proposals and present laws and regulations may also apply to our or our advertisers’ activities and require significant operational changes to our business. For example, it is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which could have a material impact on the availability of data we rely on to improve and personalize our products and features. Outside of Europe, other laws further regulate behavioral, interest-based, or targeted advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, in the United States, the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act of 2020 (“CPRA”) (operative January 2023), place additional requirements on the handling of personal data for us, our partners, and our advertisers, such as granting California residents the right to opt-out of a company’s sharing of personal data for certain advertising purposes in exchange for money or other valuable consideration. Other states are considering similar legislation. Moreover, individuals are also becoming increasingly aware of and resistant to the collection, use, and sharing of personal data in connection with advertising. Individuals are becoming more aware of options related to consent and other options to opt-out of such data processing, including through media attention about privacy and data protection.

Further, we may experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, encryption, content, advertising and other issues, which may materially adversely affect our reputation and Brands.

We believe that a positive reputation concerning our Technology Platform is important in attracting and retaining Brands. In addition, we may fail to respond expeditiously or appropriately to objectionable practices by Creators or consumers, or to otherwise address user concerns or suffer reputational harm, which could erode confidence in our Brand partners. To the extent the content we produce, distribute or otherwise make available is perceived as low quality, offensive, harmful or otherwise not compelling to consumers and Brands, our ability to establish and maintain a positive reputation may be adversely impacted and we may lose Brand relationships or fail to attract new Brands to our business. Similarly, other companies with similar technologies and platforms may fail to respond expeditiously or appropriately to objectionable practices on their respective platforms and may not otherwise address concerns from users, family members of those users, or the broader public audience. If such other companies suffer public ridicule or reputational harm, such negative views could erode confidence in our Brand partners.

Unfavorable media coverage has in the past and could in the future materially adversely affect our business, brand image or reputation.

We receive a high degree of media coverage. Unfavorable publicity and/or false media reports regarding us, our privacy practices, data security compromises or breaches, product changes, product quality, litigation or regulatory activity, including any intellectual property proceeding, or regarding the actions of our partners, our Creators, our Brands or consumers, our employees or other companies in our industry, has in the past and could in the future adversely affect our brand image or reputation. For example, there have been news articles discussing allegations against us for our nonpayment of fees, including articles discussing our current litigation with Sony Music Entertainment and Universal Music Publishing Group, which may adversely affect our brand image or reputation. For more information, see discussion of the Sony Music Litigation under “— Risks Related to Government Regulation and Our Intellectual Property.”

If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our Creator and user base or Brand relationships, resulting in decreased revenue, fewer app installs (or increased app uninstalls), or slower user growth rates. In addition, if securities analysts or investors perceive any media coverage of us, or other companies with similar technologies and platforms, to be negative, the price of our Class A common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our market is competitive and dynamic. We face and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share.

We face robust and rapidly evolving competition in all aspects of our business, including from companies that allow users to share and discover content and/or that enable Creators and Brands to use content platforms to reach customers, such as Apple, Alphabet (including Google and YouTube), Amazon, Snapchat, Facebook (including Instagram), ByteDance (including TikTok), ESPN+, BT Sport, Kayo Sports and Showtime.

We compete to attract, engage and retain users against current and potential competitors, both globally and in particular geographic regions where we operate. These competitive risks are heightened because some of our competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete and greater overall resources than us. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Google, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers through bundled offers and to monetize users. Additionally, our current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other to combine and leverage their broad audiences, content and capabilities.

Relatedly, we compete for users based on our presence and visibility as compared with other businesses and platforms that deliver audio and video content through the internet and connected devices. We face significant competition for users from companies promoting their own digital content online or through application stores, including large, well-funded, and seasoned participants in the digital media market.

We also face increasing competition because of new or emerging technologies and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content, such as ByteDance, that cause our users, especially the younger demographic, to switch to another product, which would negatively affect our user retention, growth, and engagement. As the market for on-demand video on the internet and mobile and connected devices increases, new competitors, business models and solutions are likely to emerge. We believe that companies with a combination of technical expertise, brand recognition, financial resources and digital media experience pose a significant threat of developing competing on-demand distribution technologies.

Additionally, we compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products and content offering, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites and mobile applications, as well as traditional advertising channels such as terrestrial radio and television.

Most of our competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in developing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, results of operations, financial position and liquidity. Large internet companies with strong brand recognition, such as TikTok, Facebook, Google, Amazon and Twitter, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions and traffic that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses and prevent us from achieving or maintaining profitability.

Moreover, we compete with other forms of entertainment and leisure activities. While we monitor general market conditions, significant shifts in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities are difficult to predict. Failure to adequately identify and adapt to these competitive pressures could have a negative impact on our business.

Access to certain of our products depends on mobile app stores and other third parties such as data center service providers, hosted web service providers, internet transit providers and other communications systems service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, or increase the costs to do so, it could materially adversely affect our business, financial condition and results of operations.

Our products and services mainly depend on mobile application stores and the continued services and performance of other third parties such as data center service providers, third party computer systems, internet transit providers, and other communications systems and service providers. Our mobile applications are almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications are generally free to download from these stores, we offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold, subject to approval by Apple or Google, as relevant. Purchases of these subscriptions and features via our mobile applications are mainly processed through the in-app payment systems provided by Apple and Google. We pay Apple and Google, as applicable, a meaningful share (up to 30%) of the revenue we receive from transactions processed through in-app payment systems (Google reduced its in-app purchase fees for subscription payments to 15% as of January 1, 2022). If the Apple App Store or the Google Play Store were to experience an outage, or if either decided to exit a market, many of our users may be unable to access our apps, which could materially adversely affect our business, financial condition and results of operations. Any deterioration in our relationships with these and other third-party suppliers, vendors, and business partners, or any adverse change in the terms and conditions governing these relationships, could have a negative impact on our business, financial condition, and results of operations.

Furthermore, application stores and other third party providers such as Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our Technology Platform, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by such third parties through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate, or otherwise interfere with our products and services, our ability to distribute our Technology Platform through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products and services, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. There can be no assurance that Apple or Google, or any other similar third party, will not limit, delay, eliminate, or otherwise interfere with the distribution of our Technology Platform, or that we will not be limited or prohibited from using certain current or prospective distribution or marketing channels in the future. To the extent any of them do so, our business, financial condition and results of operations could be materially adversely affected.

In addition, the websites and apps of our competitors may rank higher than our Technology Platform and our app in search engines or app stores, and/or our application may be difficult to locate in device application stores, which could draw potential users away from our service and toward those of our competitors. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence, ease of use, and visibility and the amount of content streamed on our Technology Platform may fail to increase or may decline and our subscription fees and advertising sales may suffer.

In operating our Technology Platform, we may fail to launch new products or features according to our timetable, and our new products or features may not be commercially successful.

In order for our integrated global platform to succeed over time, we will need to license, acquire or develop new products or features that can generate additional revenue and further diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property rights required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for new launches.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline.

Any failure to maintain a stable and efficient distribution and payment network could have a material and adverse impact on our business, financial condition and results of operations.

Our Technology Platform relies heavily on a multi-layer distribution and payment network comprised of third-party Brands and content Creators for our sales to, and collection of payment from, our users. As we do not enter into long-term agreements with any of our Brands or content Creators, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected. In addition, our ability to process electronic commerce transactions depends on bank processing and credit card systems. In order to prepare for certain types of system problems, we have a formal disaster recovery plan. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, results of operations and financial condition.

We may need to incur significant expenses to protect our intellectual property rights, and if we are unable to adequately protect our intellectual property rights, our competitive position could be harmed.

We regard our copyrights, service marks, trademarks, trade secrets, patents and other intellectual property as critical to our success. We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect our proprietary software, trade secrets and similar intellectual property. We have patents, copyrights and trademarks in certain jurisdictions and may apply for further trademark and copyright registrations and additional patents, which may provide such protection in relevant jurisdictions. However, we cannot assure you that our efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Unauthorized use of the intellectual property, whether owned by or licensed to us, could adversely affect our business and reputation.

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are evolving, and therefore, uncertain. In particular, the laws and enforcement procedures of Taiwan and Hong Kong are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. We may have to engage in litigation or other legal proceedings to enforce and protect our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Our Technology Platform depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks. We could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences if we sustain damages, cyber-attacks or other data security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us or our customers or other third parties.

The development and operation of our Technology Platform is subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of physical and cybersecurity by computer viruses, system break-ins or otherwise. An increase in the volume of usage of our Technology Platform could strain the capacity of the software and hardware employed to prevent and identify such failures, breaches and attacks, which could result in slower response time or system failures. In particular, our industry has witnessed an increase in the number, intensity and sophistication of cybersecurity incidents caused by hackers and other malicious actors such as foreign governments, criminals, hacktivists, terrorists and insider threats. Hackers and other malicious actors may be able to penetrate our network security and misappropriate or compromise our confidential, sensitive, personal or proprietary information, or that of third parties, and engage in the unauthorized use or dissemination of such information. They may be able to create system disruptions, or cause shutdowns. Hackers and other malicious actors may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our systems. For example, in 2021 we experienced a dictionary attack that resulted in approximately 100 of our users’ accounts being taken over. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs,” cybersecurity vulnerabilities and other problems that could unexpectedly interfere with the operation or security of our systems. For example, in 2022, as a result of a bug introduced in the application, we estimated that potentially 504 accounts may have been compromised.

The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions, including the following:

•	expenses to rectify the consequences of the damage, security breach or cyber-attack;

•	liability for stolen assets or leaked information;

•	costs of repairing damage to our systems;

•	lost revenue and income resulting from any system downtime caused by such breach or attack;

•	loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack;

•	increased costs of cyber security protection;

•	costs of incentives we may be required to offer to our customers or business partners to retain their business; and

•	damage to our reputation.

In addition, any compromise of security from a security breach or cyber-attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

While we have implemented industry-standard physical and cybersecurity measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. We have experienced in the past, and may experience in the future, security breaches or attacks. There can be no assurance that any measures implemented will not be circumvented in the future.

Our business is also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of our offerings depend on Internet Service Providers (“ISPs”) and our system infrastructure for access to the Internet games and services we offer. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. We may lose Creators or consumers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent the use of our Technology Platform for a period of time and could materially adversely affect our business, revenues, results of operations and financial condition.

In addition to all of the foregoing, in the event that our service agreements are terminated or expire with network infrastructure providers, we could experience interruptions in access to our Technology Platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our Technology Platform for deployment on a different network infrastructure service provider, which would adversely affect our business, financial condition and results of operations.

We may experience losses due to subscriber fraud and theft of service.

Subscribers may in the future obtain access to the subscription services on our Technology Platform without paying for service by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, no material losses from unauthorized credit card transactions and theft of service have occurred. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

If TV streaming develops more slowly than we expect, our operating results and growth prospects could be harmed.

TV streaming is a relatively new and evolving, making it difficult to evaluate the prospects for our TV streaming offerings. The level of demand and market acceptance for our streaming offerings are subject to a high degree of uncertainty. We believe that the growth and success of our streaming offerings will depend on the availability of quality content, the quality and reliability of new devices and technology and the cost for subscribers relative to other sources of content. These technologies, products and content offerings continue to emerge and evolve. Users, Creators or Brands may find TV streaming platforms to be less attractive than traditional TV, which would harm our business. The future growth of our business depends in part on the growth of TV streaming advertising, and on advertisers increasing spend on such advertising.

Changes to our existing products and apps, or the introduction of new Brands or products, could fail to attract or retain Creators, consumers or Brand partners, or generate revenue and profits.

Our ability to retain, increase and engage our Creators, consumers or Brand partners and to increase our revenue depends heavily on our ability to continue to evolve our existing products and to create successful new brands and products, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing brands and products, or acquire or introduce new and unproven brands, products and product extensions, including using technologies with which we have little or no prior development or operating experience. We have also invested, and expect to continue to invest, significant resources in growing our products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. For example, we recently acquired Julius, which operates a marketplace that connects Brands with Creators with whom they may desire to partner. There is no guarantee that investing in new lines of business, new products, new product extensions and other initiatives will succeed. If our new or enhanced brands, products or product extensions fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin or other value to justify our investments, and our business may be materially adversely affected.

We may also introduce new products, features or terms of service or policies, and seek to find new, effective ways to show our community new and existing products and alert them to events and meaningful opportunities to connect, that users do not like, which may negatively affect our brands. New products may provide temporary increases in engagement that may ultimately fail to attract and retain users such that they may not produce the long-term benefits that we expect.

Changes in public and consumer tastes, and preferences and industry trends and technology, could reduce demand for our services and content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the individual Creators and Brands we partner with and the assets we own or license. Our success depends in part on our ability to generate commerce and offer premium content that meets the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including consumer use of our Technology Platform and other applications such as TikTok, Instagram, Facebook, Netflix and YouTube, and various other social media apps and short- and long- form streaming services, as well as the market demand for live sports and music events, user-generated content generally, and internet-based Brand engagement, each of which are unpredictable and may be affected by changes in the economic, social, cultural and political climate or global issues such as the ongoing coronavirus (“COVID-19”) pandemic. Changes in consumers’ tastes or perceptions of our Technology Platform, content or business partners, whether as a result of the economic, social, cultural or political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our services and content offerings or those of our partners and owned assets across our Technology Platform, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We may invest in our content and owned assets, including in the creation of features for our Technology Platform and the production and distribution of original content, before learning the extent to which the platform and such content will achieve popularity with consumers. A lack of popularity of our Technology Platform, services, content offerings, or owned assets could have an adverse effect on our business, financial condition and results of operations.

We also must successfully adapt to and manage technological trends and advances in our industry. If we are unable to adopt or are late in adopting technological changes and innovations that other social and/or media and entertainment platforms offer, it may lead to a loss of users engaging with our Technology Platform and/or viewing our content offerings and a corresponding reduction in revenues from Brand partnerships, sponsorships, advertising, ticket and merchandise sales, and subscriptions. We must keep up with changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition and results of operations.

Our ability to introduce new features, capabilities and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to us, we may not be able to compete effectively and our business, results of operations and financial condition may be harmed.

To remain competitive, we must continue to develop new features, capabilities and enhancements to our Technology Platform, including all of our services and technology offerings. This is particularly true as we further expand and diversify our capabilities to address additional markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. The development of new features, services, or products for our Technology Platform depends on a number of factors, including our ability to:

•	spend our development budget efficiently or effectively on commercially successful and innovative technologies;

•	realize the expected benefits of our strategy;

•	develop products that are competitive in relation to our competitors;

•	develop technology in a timely and cost-effective manner;

•	anticipate user, Creator and Brand demand for an offering we are developing; and

•	fund and recoup costs incurred.

If we are unable to develop features and capabilities internally due to certain constraints, such as employee turnover, lack of management ability or a lack of other research and development resources, which may be exacerbated by our current negative working capital and low cash balance, our business will be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, capabilities, and enhancements and generate revenue, if any, from such investment. Additionally, anticipated demand for a feature, integration, capability or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability or enhancement. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations and capabilities that are competitive, it would harm our business, results of operations, and financial condition.

Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.

In 2021, we launched subscription packages to bring our collection of virtual and live events and other content in our library to paid subscribers. While we determined these prices and packages based on prior experience and market competition, our assessments may not be accurate and we could be underpricing or overpricing our subscription services, which may require us to continue to adjust our pricing packages. Furthermore, subscriber price sensitivity may vary by location, and as we expand into different countries, our pricing packages may not enable us to compete effectively in these countries. In addition, if our Technology Platform or services change, then we may need to, or choose to revise our pricing. Such changes to our pricing model or our ability to efficiently price our Brand services offerings, digital and in-person event tickets, or content library could harm our business.

We must increase the scale and efficiency of our technology infrastructure to support our growth.

Our technology must scale to process the potential increased usage of our Technology Platform. We must continue to increase the capacity of our Technology Platform to support our high-volume strategy, to cope with increased data volumes and parties and an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent we are unable, for cost or other reasons, to effectively increase the capacity of our Technology Platform or support emerging advertising formats or services preferred by consumers, Creators and Brands, our revenue will suffer. We expect to continue to invest in our Technology Platform to meet increasing demand. Such investment may negatively affect our profitability and results of operations.

If there are interruptions or performance problems associated with the technology or infrastructure of our Technology Platform, including as a result of security breaches and malicious attacks, users may experience service outages, new users may be reluctant to adopt our product offerings, users may leave our Technology Platform, and our reputation could be harmed.

Our business and continued growth rely, in part, on the ability of existing and potential users to access our Technology Platform without interruption or degradation of performance. Our products and systems rely on software and hardware that is highly technical and complex, and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. We have in the past and may in the future experience disruptions, outages, and other performance problems with our technology due to factors such as infrastructure changes, introductions of new functionalities, human or software errors, capacity constraints, or attacks by malicious third parties.

Despite internal testing, particularly when first introduced or when new versions or enhancements are released, our software may contain serious errors or defects, security vulnerabilities, or software bugs that are difficult to detect and correct, which we may be unable to successfully correct in a timely manner or at all. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by customers, especially during peak usage times and as our user traffic and number of integrations increase. If our Technology Platform is unavailable or if users are unable to access these platforms within a reasonable amount of time (especially during live events), or at all, our business would be harmed. Since users rely on our Technology Platform to create and share social media content and experience live event and other programming, any outage would negatively impact our brand, reputation and customer satisfaction, and could give rise to legal liability under our service level agreements with paid customers.

Moreover, we depend on services from various third parties to maintain our infrastructure, including cloud-based infrastructure services. We currently host our Technology Platform primarily using AWS and Google. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS and Google by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. If a service provider fails to provide sufficient capacity to support us or otherwise experiences service outages, such failure could interrupt access to our Technology Platform by users and organizations, which could adversely affect their perception of our reliability and our revenue. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our Technology Platform. A prolonged AWS service disruption affecting our Technology Platform would negatively impact our ability to serve our consumers and partners, and could damage our reputation with current and potential consumers and partners, expose us to liability, cause us to lose consumers or partners or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in our decreased functionality until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Our Technology Platform, services and technologies are vulnerable to malicious attacks and security breaches. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, and others. For example, in 2021 we experienced a dictionary attack that resulted in approximately 100 of our users’ accounts being taken over and, in 2022, as a result of a bug introduced in the application, we estimated that potentially 504 accounts may have been compromised. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

While we have taken steps to protect our confidential and personal information and that of our users and other business relationships and have invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach would require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although we maintain an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

We are also in the process of integrating the technology of our acquired companies. The resulting size and diversity of our technology systems, as well as the systems of third-party vendors with whom we contract, increase the vulnerability of such systems to breakdowns and security breaches. In addition, we rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, our reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and unauthorized access to, or alteration of, the content and data contained on our systems and those of our third- party vendors. Any significant interruption or failure of the technology upon which we rely, or any significant breach of security, could result in decreased performance and increased operating costs, adversely affecting our business, financial condition and results of operations. Implementation of changes in our technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance our technology in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations. Implementation of changes in our technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance our technology in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations.

In addition, the delivery of our products and services through our Technology Platform presents the potential for further vulnerabilities. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. While we have internal policies in place to protect against these vulnerabilities, we can make no assurances that it will not be adversely affected should one of these events occur. Additionally, there is an increased risk that we may experience cybersecurity-related events and other security challenges, as a result of our hybrid and remote employees and service providers working from non-corporate-managed networks.

Furthermore, our future success will depend on our ability to adapt to emerging technologies such as tokenization, new authentication technologies, such as blockchain technologies, artificial intelligence, virtual and augmented reality, and cloud technologies.

However, our efforts to adapt to emerging technologies may not always be successful and we may not make appropriate investments in new technologies, which could materially adversely affect our business, financial condition and results of operations.

Any of the above circumstances or events may adversely impact the user experience, harm our reputation, cause organizations to terminate our agreements, impair our ability to obtain license renewals from organizations, impair our ability to grow our user base, subject us to financial penalties and otherwise harm our business, results of operations and financial condition.

If we are unable to ensure that the Triller app interoperates with a variety of software applications that are developed by others, including our partners, we may become less competitive and our results of operations may be harmed.

Our Technology Platform must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance the platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we have developed our Technology Platform to be able to integrate with third-party applications, including the applications of our competitors as well as our partners, through the interaction of application programming interfaces (“APIs”). In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions that govern the distribution, operation, and fees of such third-party systems and platforms which are subject to modification by such providers from time to time. Our business may be harmed if any provider of such platforms or systems:

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how information is accessed by us or our users;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.

Third-party services and products are constantly evolving, and we may not be able to modify our Technology Platform apps to ensure their compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operation or compatibility of our Technology Platform on or with their products or services or exert strong business influence on our ability to operate and terms upon which we do so. Should any of our competitors modify their products, standards or terms in a manner that degrades the functionality of our Technology Platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our Technology Platform with these products could decrease and our business, results of operations, and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our Technology Platform would be harmed and our business, results of operations, and financial condition would be harmed.

We have created mobile versions of our websites and the various offerings that comprise our Technology Platform to respond to the increasing number of people who access our products and services through mobile devices. If these mobile applications and websites do not perform well, our business may suffer. We are also dependent on third-party application stores (such as those managed by Apple and Google) that may prevent us from timely updating our product offerings, building new features, integrations, and capabilities, or charging for access. Certain of these third parties are now, and others may in the future become, competitors of us, and could stop allowing or supporting access to the platform or the apps that comprise the platform through their products, could allow access to the platform or such apps only at an unsustainable cost, or could make changes to the terms of access in order to make our Technology Platform and applications less desirable or harder to access, for competitive reasons. In addition, our Technology Platform and applications interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our applications with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our apps or give preferential treatment to competitive services could adversely affect adoption and usage of our apps. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our apps operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for users to access and use our apps, our business, results of operations and financial condition may be harmed.

We rely on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase our costs and adversely affect the quality of our business.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign the Triller app or certain aspects of our Technology Platform to function with such software or services or develop these components ourself, which would result in increased costs and could result in delays in launches and releases of new features, integrations, capabilities or enhancements until equivalent technology can be identified, licensed, or developed, and integrated into the Triller app. Furthermore, we might be forced to limit the features available in our Technology Platform. These delays and feature limitations, if they occur, could harm our business, results of operations, and financial condition.

We incorporate software and services from third parties into our Technology Platform, and our inability to maintain rights to such software and services would harm our business and results of operations.

We license patents, software, technology and procure services from third parties that we incorporate into or integrate with our Technology Platform. Some of the foregoing licenses and services are material and important to the functionality and operation of our Technology Platform and would be difficult to replace. For example, we license music and video editing technology from a third party licensor which is a material component of our Technology Platform. Some of our agreements with our licensors provide for a limited term. Although we have taken steps to protect our rights in certain technology, and identify alternatives where applicable, if we are unable to continue to license any of this intellectual property for any reason, our ability to develop and sell access to our Technology Platform containing such technology could be harmed. Similarly, if we are unable to license necessary intellectual property from third parties now, or in the future, on commercially reasonable terms or at all, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, which would adversely affect our business, financial condition and results of operations.

We also cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell access to our Technology Platform. In addition, many licenses are non-exclusive, and therefore our competitors may have access to the same technology licensed to us.

Certain of our products contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products.

Certain of our products contain components that are licensed under so-called “open source,” “free” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. We currently combine our proprietary software with open source software, but not in a manner that we believe requires the release of the source code of our proprietary software to the public. We do not plan to integrate our proprietary software with open source software in ways that would require the release of the source code of our proprietary software to the public. Although we have certain processes in place to monitor and manage our use of open source software to avoid subjecting our platform to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform.

Our use and distribution of open source software may entail greater risks than use of third-party commercial software. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide. Open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release to the public or remove the source code of our proprietary software. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or remove the software. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the sale of our offerings if re-engineering could not be accomplished on a timely basis. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, we cannot assure you that our processes for monitoring and managing our use of open source software in our platform will be effective and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

The failure to maintain or renew our agreements with producers or distributors of free, freemium and pay-per-view content could adversely impact our business.

We enter into long-term contracts for both the acquisition and the distribution of media content, including contracts for the acquisition of content rights for sporting events and other programs. As these contracts expire, we must renew or renegotiate the contracts, and if we are unable to renew them on acceptable terms, we may lose content rights or distribution rights. Even if these contracts are renewed, the cost of obtaining content rights may increase (or increase at faster rates than our historical experience). Moreover, our ability to renew these contracts on favorable terms may be affected by consolidation in the market for content distribution and the entrance of new participants in the market for distribution of content on digital platforms. With respect to the acquisition of content rights, particularly sports content rights, the impact of these long-term contracts on our results over the term of the contracts depends on a number of factors, including the strength of advertising markets, subscription levels and rates for content, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from content based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the content.

Our ability to provide our subscribers with content also depends on content providers and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary, and we are currently operating outside the terms of some of our current licenses. If the content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our subscribers may be adversely affected and/or our costs could increase. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we have see the cost of certain programming increase.

Our business may be adversely affected if our access to music rights is limited or delayed. The concentration of control of content by major music licensors means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content. We depend upon third-party licenses for the use of music on our platform and in our content. An adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition.

Music is an important element of the overall content that we make available on the Triller app. We rely on licensors that hold rights to sound recordings and musical compositions, over whom we have no control, for the music related content we make available on the Triller app. To secure the rights to use music in our content and on the Triller app, we enter into agreements to obtain licenses from rights holders such as performing rights organizations, record labels, music publishers, collecting societies, artists and songwriters, and other copyright owners (or their agents). We pay royalties to such parties or their agents around the world. We cannot guarantee that these parties will always choose to license to us.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown, or difficult to identify, or for whom we may have conflicting ownership information, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed with respect to the use of musical compositions and sound recordings.

The music industry is highly concentrated, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, the music rights licensed to us under our agreements with major record labels and major publishing companies are necessary for us to exploit the majority of music consumed on the Triller app. Our business may be adversely affected if our access to music is limited or delayed, or if any of the various rights to such music are no longer licensed to us, if our relationships deteriorate with one or more of these rights holders, or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power by seeking onerous financial terms from us. We may elect not to renew certain agreements with rights holders for any number of reasons, or we may decide to explore different licensing schemes or economic structures with certain or all rights holders. Artists and/or songwriters may object and may exert public or private pressure on rights holders to discontinue or to modify license terms, or we may elect to discontinue use of an artist or songwriter’s catalog based on a number of factors, including actual or perceived reputational damage. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Even if we are able to secure music rights from record labels, music publishers and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to music is subject to convincing a broad range of stakeholders of the value and quality of our service. In addition, our music licenses from record labels, music publishers and other copyright owners may not contemplate some of the features and content that we may wish to add to our service, or new service offerings or revenue models that we may wish to launch. To the extent that we are unable to license or continue to license a large amount of music rights or the music rights related to the music written or performed by certain popular artists, our business, operating results, and financial condition could be materially harmed.

With respect to musical compositions, in addition to obtaining the synchronization, distribution and reproduction rights, we also need to obtain public performance or communication to the public rights, and this needs to be accomplished on a territory basis. At times, while we may hold sufficient license rights for certain music in a territory such as the United States, it may be difficult to obtain the license for the same music rights from the applicable rights holders outside of such territory.

In the United States, public performance rights are typically obtained separately through intermediaries known as performing rights organizations (“PROs”) which (a) issue blanket licenses with copyright users for the publicperformance of musical compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. We have, or are in some instances in the process of obtaining licenses, for public performance of musical compositions in the United States, Canada, Mexico, Europe and other territories, through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. The royalty rates available to us from the PROs today may not be available to us in the future. The royalty rates under licenses provided by ASCAP and BMI currently are governed by consent decrees, which were issued by the U.S. Department of Justice in an effort to curb anti-competitive conduct. Removal of or changes to the terms or interpretation of these agreements could affect our ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm our business, operating results, and financial condition.

In other parts of the world, including in Canada and Europe, we have or are in some instances in the process of obtaining licenses for public performance of musical compositions through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. Given the licensing landscape in other territories for public performance rights, we cannot guarantee that we will be able to finalize and enter into licensing agreements in such territories, or that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we use in our service in the countries in which we operate, or that we may enter in the future. Publishers, songwriters, and other rights holders who choose not to be represented by major or independent publishing companies or collecting societies have, and could in the future, adversely impact our ability to secure licensing arrangements in connection with musical compositions that such rights holders own or control, and could increase the risk of liability for copyright infringement.

Although we expend significant resources to seek to comply with applicable contractual, statutory, regulatory, and judicial frameworks, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the music that is used on our service now or that may be used in our products and services in the future, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See “— Risks Related to Government Regulation and Our Intellectual Property.”

These challenges, and others concerning the licensing of music on our platform, may subject us to significant liability for copyright infringement, breach of contract, or other claims. For additional information, see the section titled “Business—Legal Proceedings”.

We are a party to many music license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach, or perceived breach, of such agreements could adversely affect our business, operating results, and financial condition.

Our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	calculate and make payments based on complex royalty structures, which requires tracking usage of content in our service that may have inaccurate or incomplete metadata necessary for such calculation;

•	provide periodic reports in specified formats on the exploitation of the content;

•	represent that we will obtain all necessary licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of sound recordings and musical compositions;

•	comply with certain marketing and advertising restrictions;

•	grant the licensor the right to audit our compliance with the terms of such agreements; and

•	comply with certain security and technical specifications.

Certain of our license agreements may also contain minimum guarantees or require that we make minimum guarantee or advance payments, which are not always tied to our number of users or stream counts for music used in our service. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of subscriptions on terms that maintain an adequate gross margin. Our license agreements that contain minimum guarantees typically have terms of between one and three years, but our users may cancel their subscriptions at any time. We rely on estimates to forecast whether such minimum guarantees and advances against royalties could be recouped against our actual content costs incurred over the term of the license agreement. To the extent that our estimates underperform relative to our expectations, and our content costs do not exceed such minimum guarantees and advance payments, our margins may be adversely affected.

Some of our license agreements may also include so-called “most-favored nations” provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. Additionally, some of our license agreements require consent to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without such consent, our ability to undertake new business initiatives may be limited and our competitive position could be impacted.

If we breach any obligations in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated. Furthermore, certain of our licenses are currently expired by their terms, and we are relying on ordinary course of dealing extensions with such licensors. Additionally, we are not current on payments under all of our licenses, which may increase the risk of litigation with certain of our licensors. We also run the risk of such licensors making copyright infringement claims against us, which could have a material adverse effect on our business, financial condition, and operating results.

In the past, we have entered into agreements that required us to make substantial payments to licensors to resolve instances of past use at the same time that we enter into go-forward licenses. These agreements may also include most-favored nations provisions. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. If we need to enter into additional similar agreements in the future, it could have a material adverse effect on our business, financial condition, and operating results.

We face risks, such as unforeseen costs and potential liability, in connection with content we produce, license, and distribute through our Technology Platform.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, claims for violation of the right of publicity or privacy, or other claims based on the nature and content of materials that we produce, license, and distribute, such as content from our live events. We also may face potential liability for content used in promoting our Technology Platform and events, including marketing materials or our community-related content. We may decide to remove content from our Technology Platform, not to place certain content on our Technology Platforms, or to discontinue or alter our production of certain types of content if we believe such content might not be well received by our consumers and partners or could be damaging to our brand and business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our Technology Platforms, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business and reputation. We may not be indemnified against claims or costs of these types and we cannot guarantee that we are adequately insured to indemnify us for all liability that may be imposed on us.

Risks Related to Our Live Events

Our ability to generate revenue from discretionary consumer and corporate spending on entertainment and sports events, such as ticket sales, corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions and catastrophic events.

Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income such as inflation, including the current persistent inflationary environment, unemployment levels, fuel prices and prices for other goods and services, interest rates, including the current environment of rapidly rising interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation can significantly impact our operating results. Declines in advertising, sponsorship and other Brand partnership revenue can also be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies causing advertisers to alter their spending priorities based on these or other factors. In addition, Brands’ willingness to purchase advertising or to sponsor our live events may be adversely affected by lower audience ratings for our programming content. While consumer and corporate spending may decline at any time for reasons beyond our control, such as economic recessions or other economic conditions, natural disasters, severe weather, pandemics such as the COVID-19 pandemic, wars, acts of terrorism, power loss, telecommunications failure or other catastrophic events, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, as occurred during the COVID-19 pandemic, could have an adverse effect on our business, financial condition and results of operations.

Owning and managing certain events for which we sell media and sponsorship rights and ticketing exposes us to greater financial risk than market participants who are not vertically integrated. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing certain live events for which we sell media and sponsorship rights and ticketing, such as BKFC and Verzuz battles. Organizing and operating a live event involves significant financial risks as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often agree to pay various third parties fixed guaranteed amounts prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute an event, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these up-front costs, fail to generate anticipated revenue and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. For example, on March 17, 2023, we canceled a BKFC event in Delray Beach, Florida and, although it has been rescheduled, there can no assurance that future canceled events will be able to be rescheduled. In addition, although we entered into Curation Agreements, dated January 27, 2021, with Swizz Beatz and Timbaland in connection with our acquisition of Verzuz that provided that Swizz Beatz and Timbaland would continue to provide services to Verzuz, those agreements have expired. There is no guarantee that Swizz Beatz and Timbaland will continue to be involved in Verzuz in the future which may impact the success of our Verzuz events. If we are forced to postpone a planned Verzuz event, we would incur substantial additional costs associated with staging the event on a new date or in a new venue, may have reduced attendance and revenue, and may have to refund ticketing, pay-per-view and other fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation or performers failing to participate, as well as operational challenges caused by extraordinary incidents such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics such as the ongoing COVID-19 pandemic or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. For example, in 2021 and 2022 we had to cancel a total of four events due to key participants contracting COVID-19. These cancelations resulted in our being unable to recoup or avoid payment for various nonrefundable expenses we had paid and/or incurred in connection with such events. We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

The failure to continue creating and partnering with those who create popular live events and pay-per-view programming could adversely impact our business.

The creation, marketing and distribution of our media entertainment programming, including our pay-per-view and digital live events, is critical to our business and to our ability to generate revenues. A failure to continue developing or partnering with those who develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment and would adversely affect our ability to generate revenues and could have a material adverse effect on our business, operating results and financial condition.

We may pay upfront expenses when planning live events, entering into exclusive agreements for video series, or licensing rights to distribute and publicly perform music, and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed.

We may pay one-time, upfront non-recoupable or recoupable signing fees or advances to certain entertainers (e.g. musicians, athletes, and influencers) or event venues in order to produce high-quality live and virtual entertainment, or gain exclusive ticketing or streaming video rights. We may also pay upfront fees for access to song catalogs by music labels. These payments are common practice in certain segments of the entertainment industry and are typically made upon entering into an exclusive service contract with us. If the party does not comply with the terms of the contract or perform an event, such fees are refundable to us. We pay these upfront fees based on the expectations to generate revenue on ticket sales, sponsorships, advertising and on-demand payments by users. We make the decision to make these payments based on our assessment of the past success of the entertainers, past event data, and other financial information. We include commercial and legal protections in our contracts that include upfront fees, such as requiring certain performance obligations, to mitigate the financial risk of making these payments. However, live and virtual events may vary greatly from year-to-year and from event to event. If our assumptions and expectations prove wrong, or a counterparty defaults, resulting in an unsuccessful event, our return on these signing fees will not be realized and our business and results of operations will be harmed.

Further, we have in the past, and may in the future, face legal claims from Creators or vendors who did not receive advanced payout payments, which may harm our business, results of operation and financial condition. We have in the past, and may in the future, also face legal claims from Creators who did not meet contractual minimums or other contractual provisions to receive payments, which may harm our business, results of operation or financial condition.

Participants and spectators in connection with our live entertainment and sports events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports events, causing a decrease in our revenue.

There are inherent risks to participants and spectators involved with producing, attending or participating in live entertainment and sports events. Injuries and accidents may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our entertainment and sports events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses. The physical nature of many of our live sports events exposes the athletes that participate to the risk of serious injury or death. For example, participants in BKFC do not wear any padding or gloves, which may result in increased numbers of injuries, including, among others, maxillofacial fractures and dental avulsions. These injuries could also include concussions or more serious injuries, and many sports leagues and organizations have been sued by athletes over alleged long- term neurocognitive impairment arising from concussions. Although the participants in certain of our live sports events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may seek coverage under our accident insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes while competing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

Our live events will entail other risks inherent in public live events, including air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, equipment malfunction, terrorism or other violence, local labor strikes and other “force majeure” type events. These circumstances could result in personal injuries or deaths, including to our employees and contractors, canceled events and other disruptions to our business for which it does not carry business interruption insurance or result in liability to third parties for which we may not have insurance. The occurrence of any of these circumstances could adversely affect our business, financial condition, and results of operations.

A decline in the popularity of our brand of sports entertainment, including as a result of changes in the social and political climate, could adversely affect our business.

Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Some of live event programming is created to evoke a passionate response from consumers. For example, BKFC live events may be negatively perceived by some parts of the public and negative events or publicity related to such events may result in a decline in the popularity of such events. .

We could incur substantial liability relating to accidents or injuries (or insurance relating thereto) arising out of our physically demanding events.

We hold numerous live events each year. This schedule exposes our performers, athletes and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our performers and athletes to the risk of serious injury or death.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.

In certain states, notably California and New York, legislative changes have been enacted or are contemplated that draw into question our ability to treat performers and athletes as independent contractors in those states. The impact to the Company of these initiatives is unknown. If ultimately required, worker’s compensation insurance for our talent or other aspects of their treatment as employees in those states could add expense to, or otherwise alter, our operations, which could affect our business, financial condition and/or results of operations. Liability to us resulting from any death or serious injury sustained by one of our performers or athletes while performing could adversely affect our business, financial condition and operating results.

Our insurance may not be adequate.

We plan to hold numerous live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although we have general liability insurance and umbrella insurance policies, and although our performers are responsible for obtaining their own health, disability and life insurance, we cannot assure you that the consequences of any accident or injury will be fully covered by insurance. Our liability resulting from any accident or injury not covered by our insurance could have a material adverse effect on our business, operating results and financial condition and the price of our Class A common stock.

We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

In various states in the United States, athletic commissions and other applicable regulatory agencies require us to comply with their regulations, which may include obtaining promoters licenses, performers licenses, medical licenses and/or event permits in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions could have a material adverse effect on our business, operating results and financial condition and the price of our Class A common stock.

Labor disputes, whether involving our own employees or sports leagues, creative talent or broadcast partners may disrupt our operations and adversely affect our results of operations.

Some of the performers and vendors we use for our live events and content production, including music and athletic talent and production crews, may be covered by collective bargaining agreements or works councils. If the parties we have contracts with are unable to reach agreements with labor unions before the expiration of their collective bargaining agreements, the individuals who were covered by those agreements may have a right to strike or take other actions that could adversely affect us. Moreover, many collective bargaining agreements are industry-wide agreements, and we may lack practical control over the negotiations and terms of the agreements. A labor dispute involving our contracted parties may result in work stoppages or disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

Labor disputes in sports leagues or associations could have an adverse impact on our business, financial condition and results of operations. In addition, any labor disputes that occur in any sports league or association for which we have the rights to broadcast live games or events may preclude us from airing or otherwise distributing scheduled games or events, which could have a negative effect on our business, financial condition and results of operations.

The sales cycle for live events programming varies and may negatively affect our ability to prepare accurate financial forecasts.

The sales cycle related to our live events programming and the related revenue streams, which typically ranges from a single week to multiple months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our Class A common stock price to decline.

We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective Brands, Creators or consumers, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating our Brands, Creators or consumers about the use, technical capabilities and benefits of our Technology Platform. Some of our Brands, Creators or consumers undertake an evaluation process that frequently involves not only our Technology Platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new Brands, Creators or consumers and begin generating revenue from these new Brands, Creators or consumers. Even if our sales efforts result in obtaining a new Brand or consumer, it may not sufficiently justify the expenses incurred to acquire the customer and the related training support. As a result, we may not be able to add Brands, Creators or consumers, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

Risks Related to Our AI Business

A significant slowdown in the growth of AI and AI-related markets could affect our business and earnings. Even if the market does grow, there is a possibility that we may not be able to grow at a similar pace.

AI and AI-related markets are still in their infancy in comparison to other widely used software types, it is unclear whether AI and AI-related markets will continue to grow. The success of our Technology Platform will depend on the willingness of Creators and Brands to increase their use of AI. If Creators and Brands do not perceive the benefits of AI products and services, then AI and AI-related markets could experience a significant slows down in growth, which would dimmish the market for our AI Technology Platform and have a negative effect on our business, operating results, and financial condition. Additionally, if market growth falls short of our expectations we may not be able to adjust our Technology Platform quickly enough to maintain and grow our operations. Even if AI-related markets do grow, we may not be able to adjust our spending quickly enough to keep pace or grow at a similar or steady pace with such growth, we may misjudge market and business trends which would harm our business, operating results, and financial condition.

AI services and products developed by us may become obsolete due to fast growing technological innovations or the entry of competitors with more financial and brand power.

AI is a fast growing industry and we must successfully adapt and manage technological advance in AI and AI-related markets, as well as effectively compete with the emergence of additional competitors in the AI industry in order to maintain and grow our AI business and AI services. Thus, the success of our AI services and business depends in large part on our ability to keep pace with rapid technological changes in the development and implementation of AI products and services. For example, the development of groundbreaking technological innovations in AI, or innovations that would render AI obsolete, would harm our AI related business and make our AI services less durable. Further, the entry of competitors into the AI market that have more financial and brand power, could cause our share of the market to be significantly reduced thereby negatively affecting our business, operating results, and financial condition. For example, both Google and Microsoft have announced near term AI products and services. Any one of which may be a direct competitor with our Amplify conversation AI services. There is a risk that these or other competitors could cause significant disruptions to our AI business model, and that we will be unprepared to compete effectively.

Failure to attract and retain additional qualified personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel, including in the areas of AI and machine learning. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in our industry and location is intense. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled legal and compliance and risk operations professionals. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

The information that our AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be negatively impacted, which may effect our business, operating results, and financial condition.

Our AI may come to learn sensitive and confidential information. When accumulating such information the risks of a data breach or inadvertent disclosure of such information is of paramount concern. The information our AI obtains may become released due to a hack or data breach by third-parties as well as accidently released by us. Any unauthorized disclosure of such information could damage our reputation, interrupt our operations, and may result in a violation of applicable laws. If such information is released, it could cause Creators and Brands to not trust our AI services and reduce the number of customers we attract. Further, if such a leak were to occur we may also have to cease our AI operations to install additional security measures to prevent the further occurrence of leaks, which may be time consuming and expensive. Accordingly, if there is a leak of sensitive or confidential information by our AI, whether as a result of third-parties, or caused by us, it would seriously harm our business, operating results, and financial condition.

Use of generative artificial intelligence tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability.

Uncertainty around new and emerging artificial intelligence (“AI”) applications such as generative AI content creation may require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators and building systems that enable creatives to have greater control over the use of their work in the development of AI, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

We may use generative AI tools in our business. Generative AI tools producing content which can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any source code, text, images, or other materials, which we develop through use of generative AI tools, and the availability of such protections in other countries is unclear. As a result, we could have no remedy if third parties reused those same materials, or similar materials also generated by AI tools. We also face risks to any confidential or proprietary information of the Company which we may include in any prompts or inputs into any generative AI tools, as the providers of the generative AI tools may use these inputs or prompts to further train the tools. Not all providers offer an option to opt-out of such usage, and, even where we do opt-out, we cannot guarantee that the opt-out will be fully effective. In addition, we have little or no insight into the third party content and materials used to train these generative AI tools, or the extent of the original works which remain in the outputs. As a result, we may face claims from third parties claiming infringement of their intellectual property rights, or mandatory compliance with open source software or other license terms, with respect to software, or other materials or content we believed to be available for use, and not subject to license terms or other third party proprietary rights. We could also be subject to claims from the providers of the generative AI tools, if we use any of the generated materials in a manner inconsistent with their terms of use. Any of these claims could result in legal proceedings and could require us to purchase a costly license, comply with the requirement of open source software license terms, or limit or cease using the implicated software, or other materials or content unless and until we can re-engineer such software, materials, or content to avoid infringement or change the use of, or remove, the implicated third party materials, which could reduce or eliminate the value of our technologies and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

Risks Related to Government Regulation and Our Intellectual Property

We may be unable to protect our patents, trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business such as “Triller,” “Triller Fight Club,” “TrillerFest,” “Verzuz” and “TrillerTV” in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our intellectual property portfolio primarily consists of patents, patent applications, copyrights, registered and unregistered trademarks, trademark applications, domain names, know-how, and trade secrets. Our trademarks and other intellectual property rights are critical to our success and our competitive position. Our intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. While we have been issued patents and have additional patent applications pending, there can be no assurance that our issued patents will not be limited in scope or invalidated, or that our patent applications will result in issued patents. We have taken steps to protect and register our intellectual property in various jurisdictions, but not all jurisdictions in which we operate or have plans to operate. If we fail to maintain our intellectual property, our competitors might be able to enter the market, which would harm our business.

Moreover, a portion of our intellectual property has been acquired from one or more third parties. While we have conducted diligence with respect to such acquisitions, because we did not participate in the development or prosecution of much of the acquired intellectual property, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances or issues arising through the acquisition that could limit our ability to enforce such intellectual property rights. In addition, in connection with our settlement of disputes related to our acquisition of Verzuz, under the terms of our Second Settlement and Payment Agreement, dated September 22, 2022 by and between Triller Hold Co LLC, Triller Inc. and the founders of Verzuz, we agreed to assign the intellectual property of Verzuz LLC in the event we did not make a payment by January 31, 2023. We did not make this payment by January 31, 2023 and although we have not made assignment of such intellectual property to date, we may have to make such assignment in the future which could hurt our business prospects.

Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our international scope, so we are susceptible to others infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect such intellectual property. For example, some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our products, or certain aspects of our Technology Platform or products may be unenforceable under the laws of certain jurisdictions. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected. We have not actively monitored trademark filings by third parties. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have over such competitor. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the United States Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or designing around our technology and intellectual property or claiming that we infringe upon or misappropriate their technology and intellectual property.

While we believe we have taken, and take in the ordinary course of business, appropriate available legal steps to reasonably protect our intellectual property and enter into confidentiality and invention assignment agreements intended to protect such rights, these agreements may not have been properly entered into on every occasion with the applicable counterparty, we cannot predict whether these steps will be adequate to prevent infringement or misappropriation of these rights or be sufficient to ensure ownership of these rights, and such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Further, we may not have entered into such agreements with all relevant parties. If we failed to enter into one of these agreements, or if the assignment language is found to be insufficient under applicable laws, it may not have effectively granted ownership of certain technology or other intellectual property to us. In such an event, there would be a risk that the applicable counterparty would not be available to (or would not be willing to) assist us in perfecting our ownership of the technology or intellectual property, or the counterparty may even assert ownership rights against us and make claims for fees, damages, or equitable relief with respect to such technology or intellectual property, which may have an adverse effect on our ability to utilize, perfect, or protect our proprietary rights over such technology and intellectual property. Such agreements may also be breached and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join our competitors, or our competitors or other parties may learn of the information in some other way. Any such infringement of our intellectual property rights would also likely result in our commitment of time and resources to protect these rights. We have engaged, and continue to engage, in litigation with parties that claim or misuse some of our intellectual property. We are involved in certain pending lawsuits relating primarily to the ownership of certain intellectual property rights. Similarly, we may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could have a material adverse effect on our business, operating results and financial condition.

From time to time, in the ordinary course of our business, we have been and may become involved in administrative processes, including re-examination, inter partes review, interference, derivation opposition and/or cancellation proceedings with respect to some of our intellectual property or third-party intellectual property. Any such proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming and have in the past and may in the future lead to loss or narrowing of our intellectual property. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand or technology, rebrand or obtain non-infringing intellectual property (such as through a license), it could result in harm to our competitive position, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation and brand, and could adversely affect our business and financial condition. We expect that the occurrence of infringement claims is likely to grow as the market for our Technology Platform and events grows and as we introduce new and updated products and offerings. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Piracy, in particular, threatens to damage our business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Our streaming video solutions are directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

Lastly, in the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy can result in us losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks.

We have been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the music and social media industries. However, we may not be aware if our Technology Platform or technology is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our Technology Platform or technology and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our patent portfolio may provide little or no deterrence in a litigation with such non-practicing entities or other adverse patent owners that have no relevant solution revenue as we would not be able to assert our patents against such entities or individuals.

Our use of third-party content, including music content, software, and other intellectual property rights may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties have in the past and may in the future claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. For example, we are currently a defendant in litigation brought by Sony Music Entertainment, Sony Music Entertainment US Latin LLC, Arista Records LLC, Provident Label Group LLC, Records Label, LLC, and Zomba Recording LLC (collectively, “Sony Music”), pending in the United States District Court for the Southern District of New York, alleging claims for breach of contract relating to an agreement permitting the use of Sony Music’s content in user-created videos, copyright infringement, contributory copyright infringement, and vicarious copyright infringement (the “Sony Music Lawsuit”). In the Sony Music Lawsuit, Sony Music is seeking damages, injunctive relief, and other relief.

Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Any claims or litigation have caused in the past and could in the future cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our Technology Platform or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any license or settlement entered into as the result of claims or litigation may not provide us with sufficient rights to practice our Technology Platform. We expect that the occurrence of infringement claims is likely to grow as the market for our Technology Platform and events grows and as we introduce new and updated products and offerings. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition, and operating results.

Moreover, our agreements with certain partners and certain vendors include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement pertaining to our products and technology. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Any claim of infringement by a third party, even one without merit, whether against us or for which we are required to provide indemnification, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Any dispute with a partner or vendor with respect to these intellectual property indemnification obligations could have adverse effects on our relationship with that counterparty and other potential partners or vendors, and harm our business and operating results. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that cause us to cease selling subscriptions to our platform, we may be subject to an injunction or other restrictions that cause us to rebrand or otherwise cease using certain trademarks in specified jurisdictions, or we may be required to redesign any allegedly infringing portion of our platform or we may agree to a settlement that prevents us from distributing our platform or a portion thereof, any of which could adversely affect our business, financial condition and results of operations. In addition, although we carry insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed, or otherwise protect us from liabilities or damages, and any such coverage may not continue to be available to us on acceptable terms or at all.

We may be subject to disputes or liabilities associated with content made available on our products and services.

We provide various products and services that enable Creators and other users to make content available on our service. For example, Creators or users can record and distribute their content and can upload profile images. These may subject us to claims of intellectual property infringement by third parties if such Creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our service complying with the terms and conditions of any license agreements with us, our end user license agreements, or commercial agreements we may enter into with certain Creators or users, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the Creators and users who provide content on our service will comply with their obligations, and any failure of Creators and users to do so may materially impact our business, operating results, and financial condition.

We and other intermediate online service providers rely primarily on two sets of laws, in the U.S., to shield us from legal liability with respect to user activity, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by subscribers. The Digital Millennium Copyright Act (“DMCA”) provides service providers a safe harbor from monetary damages for copyright infringement claims, provided that service providers comply with various requirements designed to stop or discourage infringement on their platforms by their users. Section 230 of the Communications Decency Act (“CDA”) protects providers of an interactive computer service from liability with respect to most types of content, including defamatory information, provided over their service by others, including users. Both the DMCA safe harbor and Section 230 of the CDA face regular calls for revision, including without limitation in a number of CDA reform bills currently being considered by legislators. Furthermore, recent litigation involving cloud hosting companies has created uncertainty with respect to the applicability of DMCA protections to companies that host substantial amounts of user content. For these reasons and others, now or in the future, the DMCA, CDA, and similar provisions may be interpreted as not applying to us or may provide us with incomplete or insufficient protection from claims. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition. In many, but not all, territories outside of the United States there are laws similar to the DMCA which exempt us from copyright infringement liability that may arise due to hosting user-uploaded materials. In some countries, particularly in Europe and the APAC region, these laws are being readjusted and new - at times burdensome - constraints are being imposed onto service providers. Although we have invested and continue to invest in systems and resources, which are intended to ensure that we are compliant with the requirements of U.S. and international laws relating to, among other things, materials that infringe on copyrights and contain other objectionable content, our systems may not be sufficient or we may unintentionally err and fail to comply with these laws and regulations which could expose us to claims, judgments, monetary liabilities and other remedies, and to limitations on our business practices which could materially adversely affect our business and financial results.

Given the large volume of content that various third parties make available on our Technology Platform, it is challenging for us to accurately verify the legitimacy of such content and review or moderate such content to ensure that it is otherwise in compliance with our policies, so inappropriate content may be posted or activities executed before we are able to take protective action, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable content, we may continue to allow use of our products or services by individuals or entities who others find hostile, offensive, or inappropriate. The activities or content of our users may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our users, up to and including banning them from using our products, services, or properties, may harm our brand and reputation. In addition to liability based on our activities in the United States, we may also be deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, which may impose additional liability or expense on us, including additional theories of intermediary liability.

In addition, Brands may not wish to have their brand associated with certain types of content and if we cannot reliably exclude their ads from certain types of content, our business relationships may also be negatively impacted. If we fail to build and maintain an effective system to moderate the content on our Technology Platform, our users, Creators, or partners may lose trust in us, our reputation may be impaired, and our business may be adversely affected.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Since we process personal information and other sensitive data such as confidential business data, trade secrets, and intellectual property, from and about our customers, employees, service providers, and other third parties, we are subject to general business regulations and laws, as well as regulations and laws specific to the Internet, which may include laws and regulations related to user privacy, data protection, information security, consumer protection, payment processing, taxation, intellectual property, electronic contracts, Internet access and content restrictions. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission (“FTC”), and various state, local and foreign regulators. The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal data of individuals. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized disclosure, release or transfer of personal data or other user data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause our users to lose trust in us, which could have an adverse effect on our reputation and business. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as privacy, payment processing, taxation and consumer protection related to the Internet continue to develop.

As our service and others like us gain traction in international markets, governments are increasingly looking to introduce new or extend legacy regulations to these services. Laws and regulations concerning privacy, data protection and information security are evolving, and changes to such laws and regulations could require us to change features of our services, which may in turn reduce demand for our services. Our failure to comply with federal, state and international data privacy laws and regulations could harm our ability to successfully operate our business and pursue our business goals. For example, the California Consumer Privacy Act (the “CCPA”), among other things, require covered companies to provide disclosures to California consumers and afford such consumers the ability to opt-out of sales of personal data.

Additionally, broad consumer privacy laws have been enacted in a number of states including California. Colorado, Connecticut, Iowa, Utah and Virginia. It is not yet fully clear how these laws will be enforced and how certain of their requirements will be interpreted. The effects of these laws are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. At the federal level, there is a significant and potentially transformative bipartisan bill being debated.

Other federal and state laws restrict the use and protect the privacy and security of personally identifiable information. For example, according to the Federal Trade Commission (FTC), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. In recent years, the FTC has paid increased attention to privacy and data security matters, and we expect them to continue to do so in the future.

The privacy of children’s personal data collected online is also becoming increasingly scrutinized both in the United States and internationally. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) and incoming Online Safety Bill, focuses on online safety and protection of children’s privacy online. A similar law, the California’s Age-Appropriate Design Code Act (“CAADCA”) was signed into law in California and goes into effect on July 1, 2024. The CAADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies. Passage of the

CAADCA and similar laws may further complicate compliance efforts and may increase legal risk and compliance costs for us and our third party partners. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act (“COPPA”). Despite our efforts, no assurances can be given that the measures we have taken to address COPPA requirements will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new laws and regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age such as a comprehensive new measure just signed into law in Utah.

In addition, many foreign jurisdictions in which we do business, including the European Union and other jurisdictions have laws and regulations dealing with the collection and use of personal data obtained from their residents, which are more restrictive in certain respects than those in the U.S. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual. We may be required to modify our policies, procedures, and data processing measures in order to address requirements under these or other privacy, data protection, or cyber security regimes, and may face claims, litigation, investigations, or other proceedings regarding them and may incur related liabilities, expenses, costs, and operational losses.

Within the European Union, legislators adopted the GDPR, which became effective in May 2018, and which imposes heightened obligations and risk upon our business and which may substantially increase the penalties to which we could be subject in the event of any non-compliance. Under the GDPR, parties are either controllers, which are decision-makers that exercise overall control over the purposes and means of data processing, whether alone or jointly with one or more other persons, or processors, who act on behalf of, and only on the instructions of, the relevant controller. In the provision of our services to our users, we generally act as a controller, which imposes significant compliance obligations on us under the GDPR. If we fail to satisfy these obligations, we may be subject to investigation or administrative fines from supervisory authorities or subject to individual claims that we failed to comply with the applicable provisions of GDP. In addition, further to the United Kingdom’s exit from the European Union on January 31, 2020, the GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. In addition, we are also subject to data protection laws in the United Kingdom. The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the GDPR, or UK GDPR, may result in monetary penalties of up to €20 million (or £17.5 million under UK GDPR) or 4% of worldwide annual turnover, whichever is higher. Further, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, or UK GDPR, including audit and inspection rights, and powers to order temporary or permanent bans on all or some processing activities. The GDPR and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR and UK GDPR.

The GDPR also provides that EEA Member States may make their own further laws and regulations to introduce additional requirements (for example, related to the processing of “special categories of personal data,” as well as personal data related to criminal offenses or convictions) which adds to the complexity of processing personal data in or from the EEA or the United Kingdom. This may lead to greater divergence in the law that applies to the processing of personal data across the EEA and/or United Kingdom, compliance with which could limit our ability to collect and process data in the context of our EEA and/or United Kingdom operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

The GDPR also regulates cross-border transfers of personal data and requires transferee countries to have protections equivalent to protections available in the EU. The GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, Switzerland or the United Kingdom, including the United States, in respect of which the European Commission or the United Kingdom government has not issued a so-called

“adequacy decision” or “ adequacy regulation” (known as “third countries”), unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This includes putting in place the European Commission’s Standard Contractual Clauses (SCCs) for transfers outside of the EEA and a similar transfer mechanism for transfers of personal data outside of the United Kingdom, the International Data Transfer Agreement or Addendum (IDTA). Under both the GDPR and the UK GDPR, exporters are also required to assess the risk of the data transfer on a case-by-case basis, including conducting an analysis of the laws in the destination country. The SCCs had to be in place by December 27, 2022, whereas the IDTA must be implemented in all existing contracts by March 21, 2024. Finalizing the implementation of the updated SCCs and UK IDTA, and conducting the required risk assessments, may continue to necessitate significant contractual overhaul of our data transfer arrangements with users, sub-processors and vendors. On June 28, 2021, the European Commission published its decision recognizing the United Kingdom as having adequate laws to the protect the rights and freedoms of data subjects such that personal data may transfer to from the EU to the United Kingdom without an approved transfer mechanism. The decision is effective for four years and its continuing effect is dependent on United Kingdom and regulation on data privacy not diverging materially from the GDPR. The United Kingdom Government also confirmed that data transfers to the EU remain free flowing.

In addition, other European data protection laws require that affirmative opt-in consent is procured to the placement of cookies and similar tracking technologies on users’ devices (other than those that are “strictly necessary” to provide services requested by the user), including those used for analytics, personalization of experiences and advertising. These requirements may increase our exposure to regulatory enforcement actions, increase our compliance costs and reduce demand for our products. A new regulation proposed in the EU, which would apply across the EEA, known as the ePrivacy Regulation, if and when enacted, may further restrict the use of cookies and other online tracking technologies on which our products rely, as well as increase restrictions on the types of direct marketing campaigns that our platform enables. The final version of the ePrivacy Directive is likely to introduce regulatory enforcement powers akin to those available to supervisory authorities under the GDPR, including significant administrative fines and other penalties for non-compliance. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance on the requirement to seek strict opt-in consent to all non-essential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. We are likely to need to invest significantly in compliance with these types of new legislation in order to attract and maintain users in the EEA.

The global regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The proliferation of privacy and data protection laws has heightened risks and uncertainties concerning cross-border transfers of personal data and other data, which could impose significant compliance costs and expenses on our business, increase our potential exposure to regulatory enforcement and/or litigation, and have a negative effect on our existing business and on our ability to attract and retain new users.

We publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition and results of operations.

We may in the future be, subject to enforcement actions, investigations, litigation, or other inquiries regarding our data privacy and security practices. Additionally, advocacy organizations have also filed complaints with data protection authorities against advertising technology companies, arguing that certain of these companies’ practices do not comply with the EU GDPR and/or the UK GDPR. It is possible that investigations or enforcement actions will involve our practices or practices similar to ours. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to claims, legal proceedings or other actions by individuals or governmental authorities based on privacy or data protection regulations and our commitments to users or others, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our ability to process personal data, our costs could increase, and our business, results of operations and financial condition could be harmed. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no user information is compromised, we may incur significant fines, negative publicity and reputational damage or experience a significant increase in costs.

Because the interpretation and application of privacy and data protection laws, regulations and standards are uncertain and quickly changing, it is possible that these obligations may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our practices. Preparing for and complying with these obligations requires significant resources. Further, adaptation of the digital advertising marketplace requires increasingly significant collaboration between participants in the market, such as content Creators and marketers. Failure of the industry to adapt to changes in data privacy and security obligations and user response to such changes could negatively impact inventory, data, and demand. We cannot control or predict the pace or effectiveness of such adaptation, and we cannot predict the impact such changes may have on our business. In addition, it may be necessary for us to fundamentally change our business activities, information technologies, systems, and practices, and to those of any third parties that process personal information on our behalf.

Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail or be perceived to have failed to do so. For example, our subsidiary, FITE TV, is party to a class action over its use of consumer personal identifying information from Facebook. Moreover, despite our efforts, our customers, personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to operate our business and proceedings against us by governmental entities or others. Any inability, or perceived inability, to address or comply with applicable data privacy or security obligations could result in significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal information; and orders to destroy or not use personal information. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; additional costs and liabilities; damage our reputation; reduction in sales and demand for our platform; and harm our business.

Moreover, as Internet commerce and advertising continues to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely. For example, California’s Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. Other states have enacted similar laws in recent years. As a result, a wave of consumer class action lawsuits has been brought against companies that offer online products and services on a subscription or recurring basis. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, lost business, and proceedings or actions against us by governmental entities or others, which could impact our operating results. As we improve our TV streaming platform, we may also be subject to new laws and regulations specific to such technologies.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.

The size of our user base and our users’ level of engagement across our products are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging active users of our products that deliver ad impressions. We have experienced, and expect to continue to experience, fluctuations and declines in the size of our active user base in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. User growth and engagement are also impacted by a number of other factors, including competitive products and services, such as TikTok, that have reduced some users’ engagement with our products and services, as well as global and regional business, macroeconomic, and geopolitical conditions. For example, the COVID-19 pandemic has led to increases and decreases in the size and engagement of our active user base from period to period at different points during the pandemic, and may continue to have a varied impact on the size and engagement of our active user base in the future. Any future declines in the size of our active user base may adversely impact our ability to deliver ad impressions and, in turn, our financial performance.

If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other social networking companies that achieved early popularity have since seen their active user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:

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our products are subject to increased regulatory scrutiny or approvals, including from international privacy regulators (particularly in the EEA/UK), or there are changes in our products that are mandated or prompted by legislation, regulatory authorities, executive actions, or litigation, including settlements or consent decrees, that adversely affect the user experience;

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we are unable to offer a number of our most significant products and services, including Facebook and Instagram, in Europe, or are otherwise limited in our business operations, as a result of European regulators, courts, or legislative bodies determining that our reliance on Standard Contractual Clauses (SCCs) or other legal bases we rely upon to transfer user data from the European Union to the United States is invalid; and

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there is decreased engagement with our products, or failure to accept our terms of service, as part of privacy-focused changes that we have implemented or may implement in the future, whether voluntarily, in connection with the General Data Protection Regulation (GDPR), the European Union’s ePrivacy Directive, the California Privacy Rights Act (CPRA), or other laws, regulations, or regulatory actions, or otherwise.

From time to time, certain of these factors have negatively affected user retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, particularly for our significant revenue-generating Technology Platform, our revenue and financial results may be adversely affected. Any significant decrease in user retention, growth, or engagement could render our products less attractive to users, marketers, and developers, which is likely to have a material and adverse impact on our ability to deliver ad impressions and, accordingly, our revenue, business, financial condition, and results of operations. As the size of our active user base fluctuates in one or more markets from time to time, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to grow revenue.

Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect our ability to provide our services and could impact our results from operations or result in costs and fines.

We may use a variety of direct marketing techniques to promote our business, including email marketing, telemarketing and marketing conducted via SMS and MMS messages. In the United States, these activities are regulated by laws such as the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act (“TCPA”) and various state laws and regulations governing telephone solicitation and text message marketing.

The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of message recipients to opt out of receiving commercial emails may minimize the effectiveness of our marketing efforts. In addition, certain foreign jurisdictions, such as Australia, Canada, the United Kingdom, and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending commercial email unless the recipient has provided the sender advance consent to receive such email, or in other words has “opted-in”. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our marketing efforts. Any failure by us to comply fully with the CAN-SPAM Act or other laws governing our commercial email programs may subject us to substantial fines and penalties.

Similarly, the TCPA is a U.S. federal statute that protects consumers from unwanted telephone calls, faxes and text messages. TCPA violations can result in significant financial penalties for businesses including civil forfeiture penalties or criminal fines imposed by the Federal Communications Commission (“FCC”) and statutory damages liability through consumer lawsuits brought by private plaintiffs or public enforcement actions brought by state attorneys general or other consumer protection authorities..

Numerous class-action suits under federal and state laws have been filed in recent years against companies that conduct telemarketing and texting campaigns, with many resulting in multi-million-dollar judgments or settlements. While we strive to comply with all laws applicable to our marketing operations, courts, the FCC, and other enforcement authorities may disagree with our interpretations of such laws and subject us to penalties, statutory damages and other liability for noncompliance. Determination by a court or regulatory agency that our operations violate the TCPA or other marketing laws could require us to terminate some portions of our business, and could have material adverse effect on our business, operating results, and financial condition. Even an unsuccessful legal challenge of our marketing activities could result in adverse publicity and could require a costly response from us.

Moreover, many states have enacted telemarketing and text message marketing laws and regulations that are even more proscriptive than the TCPA and that pose additional litigation and regulatory enforcement risks. For example, Florida, Washington, and Oklahoma have enacted statutes that are in many respects more restrictive than the TCPA. Other U.S. states may pass similar (or possibly more burdensome) laws in the future that may erode our ability to effectively market our services via telephone solicitation or text messaging and expose us to currently unforeseen liability. The TCPA and other laws governing our marketing activities are also subject to frequent amendment, as well as to reinterpretation by courts and regulators, and any future amendments or interpretations could adversely affect the continuing effectiveness of our marketing efforts and could force changes in our marketing strategies. We may not be able to respond to such developments with adequate alternative marketing strategies and, as result, any such developments could have an adverse effect on our business, operating results, and financial condition.

If our or our users’ security measures are compromised or unauthorized access to our data (including that of our users or other sensitive or confidential information) is otherwise obtained, our Technology Platform may be perceived as not being secure, our users may be harmed and may curtail or cease their use of our Technology Platform, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of data of users of our platform, including personally identifiable information and sensitive information of the company. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our users and our business.

Cyber-attacks and other malicious Internet-based activity continue to increase generally, and platforms that maintain data such as the data we maintain have been targeted by such attacks. If our security measures are compromised as a result of third-party action, employee or user error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. If third parties with whom we work, such as vendors or developers, violate applicable laws, our security policies or our acceptable use policy, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. In addition, if the security measures of our users are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our users or anyone else incorrectly attributes the blame for such security breaches to us or our systems. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our user base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our users’ data.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in our industry. Our internal computer systems and those of our current and any future strategic collaborators, vendors, and other contractors or consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, cybersecurity threats, terrorism, war and telecommunication and electrical failures. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or user data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. While we believe we have taken reasonable steps to protect our data, the techniques used to sabotage or to obtain unauthorized access to our Technology Platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Additionally, during the ongoing pandemic, and potentially beyond as remote work and resource access expand, there is an increased risk that we may experience cybersecurity-related events such as COVID-19 themed phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of most of our employees and our service providers continuing to work remotely from non-corporate managed networks. We have previously been, and may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to our or our users’ data or to disrupt our operations or ability to provide our services.

We also rely on third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts. Our ability to monitor these third parties’ cybersecurity practices is limited. These third-party providers and technologies may not have adequate measures in place, and could experience or cause a security incident that compromises the confidentiality, integrity or availability of the systems or technologies they provide to us or the information they process on our behalf.

While we have taken steps designed to protect the proprietary, regulated, sensitive, confidential and personal information in our control, our security measures or those of the third parties on which we rely may not be effective against current or future security risks and threats. Additionally, we do not currently maintain company-wide policies and procedures with respect to such risks, instead relying on our individual business units to implement the appropriate policies and procedures that each such business unit believes necessary. Such approach may be less effective than implementing global policies across all business units.

If we or one of our trusted third parties were to experience a cyberattack leading to interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret are difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed. These cyber-attacks could be carried out by threat actors of all types (including but not limited to nation states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups). In addition, we may experience intrusions on our physical premises by any of these threat actors. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our competitive position could be harmed. Any breach, loss, or compromise of personal data may also subject us to civil fines and penalties, or claims for damages either under the GDPR and relevant member state law in the European Union, other foreign laws, and other relevant state and federal privacy laws in the United States.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data Security compromises experienced by our competitors, by our users or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, cause existing users to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

There can be no assurance that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We provide the Technology Platform in certain jurisdictions abroad through brands and businesses that we own and operate, including Asia, Latin America, Europe and Africa, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

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more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	enhanced difficulties in reviewing content on our Technology Platform;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	fluctuations in currency exchange rates and compliance with currency controls;

•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost-efficient basis.

Failure to expand internationally and manage the complexity of international operations could harm our business, financial condition, and results of operations. In addition, we may be subject to additional liabilities associated with the content on our Technology Platform due to content regulation which may vary based on our international operations. See “We may be subject to disputes or liabilities associated with content made available on our service.”

We are subject to a number of risks related to credit card payments, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

In addition to purchases through various app stores, we accept payment from our users through credit card transactions, certain online payment service providers, telecom providers and mobile payment platforms.

When we or a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations. Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or user effort.

Additionally, if we fail to adequately prevent fraudulent credit card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations.

Finally, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition and results of operations. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, are being considered in many U.S. states. While we monitor and attempt to comply with these legal developments, we have been in the past, and may be in the future, subject to claims under such legislation or regulation.

We are subject to extensive U.S. and foreign government regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing, permitting and zoning requirements for operation of our offices, locations, venues and other facilities;

•	health, safety and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, harassment and discrimination, and other labor and employment laws and regulations;

•	compliance with the U.S. Americans with Disabilities Act of 1990;

•	compliance with applicable antitrust and fair competition laws;

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compliance with applicable international trade controls, such as import, export control, and economic and trade sanctions laws and regulations, that may limit or restrict our ability to do business with specific individuals or entities or in specific countries or territories;

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compliance with anti-corruption laws, anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities;

•	licensing laws for athlete agents;

•	licensing laws for the promotion and operation of boxing events;

•	environmental protection regulations;

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compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any such enforcement or similar action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and any imposed sanctions could further harm our business, results of operations, and financial condition. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with all such applicable laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs or subject it to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at our events, particularly relating to drugs and alcohol or the spread of COVID-19.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, including the laws and regulations that apply to dealings with or involving government agencies, state-affiliated entities and their officials (such as anti-corruption laws), whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in the relevant jurisdictions or become subject to investigations or enforcement actions. Instances of noncompliance with applicable laws may result in the imposition of fines or other penalties, including the inability to present our live events and productions in the relevant jurisdictions, which could lead to a decline in revenue streams or have other adverse effects on our business, financial condition, and results of operations.

We are required to comply with export control and economic and trade sanctions laws imposed by the United States or by other jurisdictions where we have operations, maintain personnel or otherwise do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we are not permitted to, directly or indirectly (including through a third-party intermediary), procure goods, services or technology from, or engage in transactions with, individuals and entities that are the target of applicable sanctions. We are also required to conduct our business in compliance with applicable export control requirements, including those that apply to the development and distribution of software, technology and other items. Although we take precautions to comply with applicable export control and sanctions requirements, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws. Any violation of export control or sanctions laws could result in fines, other civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., loss of export privileges, debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti- corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or any other thing of value to government officials and others in the private sector. As we increase our international sales and business, which may include increased interactions with officials and employees of government agencies or state-owned or -affiliated entities, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.

In addition, in the future we may use third parties to sell access to our products and services and conduct business on our behalf outside the United States. We or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, as well as our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti- corruption compliance program but cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or applicable anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.

Risks Related to Our Operations

We depend on the continued service of the members of our executive management team and other key employees, the loss or diminished performance of whom could adversely affect our business.

Our performance is substantially dependent on the performance of the members of our executive management and other key employees. Although we have entered into employment agreements with certain members of our senior management team and we typically seek to sign employment agreements with the management of acquired businesses, we cannot be sure that any member of our senior management will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our revenues and the effective working relationships that our executive management have developed, and cause employee morale problems and the loss of additional key employees, managers and clients.

We may be unsuccessful in our strategic acquisitions and investments, and we may pursue acquisitions and investments for our strategic value in spite of the risk of lack of profitability.

We face significant uncertainty in connection with acquisitions and investments. To the extent we choose to pursue certain investment or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates, investments or strategic partners, our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including our ability to obtain financing on acceptable terms, requisite government approvals, as well as the factors discussed below. Additionally, we may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments will not be profitable, but may be of strategic value to us. Our current and future acquisitions, investments, including existing investments accounted for under the equity method may also require that we make additional capital investments in the future, which would divert resources from other areas of our business. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long- term or at all.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company, making an investment or entering into a strategic business agreement and, as such, may not obtain sufficient warranties, indemnities, insurance or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on our business, operating results or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and strategic business arrangements that we may pursue could result in dilutive issuances of equity securities and the incurrence of future debt.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users’ data or to disrupt our ability to provide service. Our products and services involve the collection, storage, processing, and transmission of a large amount of data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking continue to be prevalent in our industry, have occurred on our systems in the past, and will occur on our systems in the future. We also regularly encounter attempts to create false or undesirable user accounts, purchase ads, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. As a result of our prominence, the size of our user base, the types and volume of personal data and content on our systems, and the evolving nature of our products and services (including our efforts involving new and emerging technologies), we believe that we are a particularly attractive target for such breaches and attacks, including from nation states and highly sophisticated, state-sponsored, or otherwise well-funded actors, and we experience heightened risk from time to time as a result of geopolitical events. Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attacks. Such breaches and attacks may cause interruptions to the services we provide, degrade the user experience, cause users or marketers to lose confidence and trust in our products, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive, and to disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our vendors’ information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users’ data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts will be successful. The changes in our work environment as a result of certain personnel working remotely could also impact the security of our systems, as well as our ability to protect against attacks and detect and respond to them quickly.

In addition, some of our developers or other partners, such as those that help us measure the effectiveness of ads, may receive or store information provided by us or by our users through mobile or web applications integrated with our products. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed.

We experience such cyber-attacks and other security incidents of varying degrees from time to time, and we incur significant costs in protecting against or remediating such incidents. In addition, we are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, as well as obligations under our modified consent order with the FTC. As a result, affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which has occurred in the past and which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

For example, our subsidiary, FITE TV, is party to a class action over its use of consumer personal identifying information from Facebook. Any such inquiries could subject us to substantial fines and costs, require us to change our business practices, divert resources and the attention of management from our business, or adversely affect our business.

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

During the year ended December 31, 2022, approximately 22.6% of our sales were to customers outside of the United States of America. As part of our growth strategy, we expect to continue to expand our international operations, which may include opening additional offices in new jurisdictions and providing our Technology Platform in additional languages and on-boarding new customers outside the United States. Any new markets or countries into which we attempt to sell subscriptions to our Technology Platform or other products may not be receptive to our business development activities. We currently have sales personnel and sales and customer and product support operations in the United States, Canada, Bulgaria, the Netherlands, France, the United Kingdom, India and Mexico. We believe that our ability to attract new customers to our Technology Platform and to convince existing customers to renew or expand their use of our Technology Platform is directly correlated to the level of engagement we achieve with our customers in their home countries. To the extent that we are unable to effectively engage with non-U.S. customers, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions;

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providing our Unified-CXM platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our Unified-CXM platform and products to ensure that they are culturally appropriate and relevant in different countries;

•	compliance with non-U.S. data privacy, protection and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

•	longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	hiring, training, motivating and retaining highly-qualified personnel, while maintaining our unique corporate culture;

•	increased financial accounting and reporting burdens and complexities;

•	longer sales cycle and more time required to educate enterprises on the benefits of our Technology Platform outside of the United States;

•	requirements or preferences for domestic products;

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limitations on our ability to sell our Technology Platform and for our solution to be effective in non-U.S. markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

•	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of the United Kingdom exiting the European Union;

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compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our Technology Platform and develop our business in certain non-U.S. markets, and the risks and costs of non-compliance;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	new and different sources of competition;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	the need for localized subscription agreements;

•	the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

•	increased reliance on channel partners;

•	reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our ability to expand our business outside of the United States and thereby our business more generally, as well as our results of operations, financial condition and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our Technology Platform and related services, each of which could adversely affect our business, results of operations and financial condition.

Existing and future laws and evolving attitudes about data privacy and security may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our artificial intelligence algorithms.

Jurisdictions outside of the United States, the EU, and the UK also are passing more stringent data privacy and security laws, rules and regulations with which we may be obligated to comply. For example, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (“LGPD”) (Law No. 13,709/2018), China’s Personal Information Protection Law (“PIPL”), and Japan’s Protection of Personal Information (“APPI”), impose strict requirements for processing personal data.

We continue to see jurisdictions imposing data localization laws, which require personal data, or certain subcategories of personal data, to be stored in the jurisdiction of origin. Specifically, Russia, China and India have passed or are in the process of passing laws that impose more stringent requirements on data privacy and which have, amongst other things, more stringent data localization requirements. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services and/or collaborate with partners in those markets without significant additional costs.

In addition to our legal obligations, our contractual obligations relating to data privacy and security have become increasingly stringent due to changes in data privacy and security and the expansion of our service offerings. Certain data privacy and security laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers.

Apart from government activity and our customer contracts, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers expect us to meet voluntary certification and other standards established by third parties, such as TRUSTe, the American Institute for Certified Public Accountants, or the International Standards Organization. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Business partners and other third parties with a strong influence on how consumers interact with our products, such as Apple, Google, Facebook and Mozilla, may create new privacy controls or restrictions on their products and platforms, limiting the effectiveness of our services.

With laws, rules, regulations and other obligations relating to data privacy and security imposing new and stringent obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, if the third parties we work with, such as our vendors or third-party service providers, violate applicable laws, rules or regulations or our policies, such violations also may put our or our customers’ data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our third-party service providers to comply with our applicable internal and external policies or notices relating to data privacy or security, our contractual or other obligations to customers or other third parties, or any of our other legal obligations relating to data privacy or security, may result in governmental investigations or inquiries (which have occurred in the past and may occur in the future), enforcement actions, litigation, disputes or other claims, indemnification requests, restrictions on providing our services, claims or public statements against us by privacy advocacy groups or others, adverse press and widespread negative publicity, reputational damage, significant liability or fines and the loss of the trust of our customers, any of which could have a material adverse effect on our business, results of operations and financial condition.

The costs of compliance with, and other burdens imposed by, laws, rules, regulations and other obligations relating to data privacy and security applicable to the businesses of our customers may adversely affect our customers’ ability and willingness to use, collect, manage, disclose, handle, store, transmit and otherwise process information from their employees, customers and partners, which could limit the use, effectiveness and adoption of our Technology Platform and reduce overall demand. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of our applications.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our business, results of operations, financial condition, reputation, or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. If we are unable to resolve any such matters favorably, our business, operating results, and financial condition may be adversely affected. See Risk Factor “We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.”

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately addresses the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counter claim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition.

We may be subject to liability claims if we breach our contracts.

We are subject to numerous obligations in our contracts with our business partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we have breached commitments in the past and may breach these commitments in the future, whether through a weakness in these procedures, systems, and internal controls, inability or difficulty complying with commitments, whether due to lack of resources or capabilities or otherwise, negligence, or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate it for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise.

In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. For example, we are currently involved in litigation regarding payment of fees with Sony Music Entertainment and Universal Music Publishing Group. See “We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.” above.

The market and categories in which we participate are competitive and rapidly evolving, and if we do not compete effectively with established companies as well as new market entrants our business, results of operations, and financial condition could be harmed.

Our business model is a new category of integrating entertainment and social media with technology in a rapidly evolving market that is intensely competitive, fragmented, and subject to rapidly changing technology, shifting customer needs, new market entrants, and frequent introductions of new products and services. Moreover, we expect competition to increase in the future from established competitors and new market entrants, including established technology and major media companies who have not previously entered the market. Our other competitors fall into the following categories: live sports events and pay-per-view programming, such as WWE and UFC; web content programming platforms, such as Netflix; and social media companies with social video features, such as Instagram, Facebook, Snapchat and TikTok. With the introduction of new technologies, the evolution of our business, and new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own live events programming platforms and social video sharing technology, but also acquire or establish product integration, distribution, or other cooperative relationships with our current competitors. For example, while we currently partner with entertainment and media companies, they may develop and introduce products that directly or indirectly compete with us. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing user and/or customer base, superior product offerings, a larger or more effective sales organization, and significantly greater financial, technical, marketing, and other resources and experience. In addition, with the recent increase in large merger and acquisition transactions in the entertainment, social media and technology industry, there is a greater likelihood that we will compete with other large entertainment and media companies in the future. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution, and established relationships with vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from using us.

Conditions in our market could also change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar or superior products and technologies that compete with us. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

Certain estimates of market opportunity included in this prospectus may prove to be inaccurate.

This prospectus includes certain internal estimates of the market for our Technology Platform and other opportunities. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates, forecasts and other forward-looking information in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all.

Our growth depends, in part, on the success of our strategic relationships with third parties.

To grow our business and build out our application ecosystem, we anticipate that we will continue to depend on relationships with third parties, such as influential artists, celebrities, influencers and athletes, talent management agencies, and others. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Further, our competitors may be effective in providing incentives to third parties to favor their products or services over us. If we are unsuccessful in establishing or maintaining our relationships with third parties, if any existing or future partners fail to successfully implement or support us, or if they partner with our competitors and devote greater resources to implement and support the products and solutions of competitors, our ability to compete in the marketplace, or to grow our revenue, could be impaired, and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased usage of us or increased revenue.

Our Technology Platform and products are dependent on APIs built and owned by third parties, including social media networks, and if we lose access to data provided by such APIs or the terms and conditions on which we obtain such access become less favorable, our business could suffer.

Our Technology Platform and products depend on the ability to access and integrate with third-party APIs. In particular, we have developed our products to integrate with certain social media network APIs and the third-party applications of other parties. Generally, APIs and the data we receive from the APIs are written and controlled by the application provider. Any changes or modifications to the APIs or the data provided could negatively impact the functionality of, or require us to make changes to, our platform and products, which would need to occur quickly to avoid interruptions in service for our customers.

To date, we have not relied on negotiated agreements to govern our relationships with most data providers and, in general, we rely on publicly available APIs. As a result, in many cases, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such integrations, and which are subject to change by such providers from time to time. Our business, cash flows or results of operations may be harmed if any third party provider changes, limits or discontinues our access to its APIs and data, modifies its terms of service or other policies, including fees charged or restrictions on us or application developers, changes or limits how we can use information and other data collected through the APIs; or experiences disruptions of its technology, services or business generally.

We ratified certain actions pursuant to Section 18-106(e) of the Delaware Limited Liability Company Act.

Prior to the Reorganization, the board of directors of Triller Hold Co LLC and its unitholders ratified certain actions, including the issuance of units, pursuant to Section 18-106(e) of the Delaware Limited Liability Company Act (Section 18-106(e)), which allows a Delaware limited liability company to ratify a defective act or transaction retroactively to the date the corporate act or transaction was originally taken. Although we believe we have fully complied with the procedures and requirements of Section 18-106(e), there can be no assurance that (i) claims that the actions or issuances that were ratified are void or voidable due to the identified failure of authorization, or (ii) claims that the Delaware Court of Chancery should declare in its discretion that the ratification pursuant to Section 18-106(e) not be effective or be effective only on certain conditions or other claims related thereto, will not be asserted, and, if asserted, that any such claims will not be successful. If any of the ratifications pursuant to Section 18-106(e) were not effective, then the ratified acts would be invalid and, as applicable, we could have liability to our stockholders, as applicable, including being subject to monetary damages and rescission rights.

Risks Related to Accounting and Tax Matters

Our restatement of our consolidated financial statements, and possible future restatements, may have a material adverse effect on us.

We have effected restatements of prior period financial results as of and for the periods ended December 31, 2020 and December 31, 2021. As a part of a reorganization and refocus of Triller’s business in 2022, it was determined that the Triller App would not be a revenue generating business model. As a result, we determined that costs that had previously been reported in cost of revenue would now be reported as part of sales and marketing expenses and general and administrative expenses.

Our independent registered public accounting firm’s audit of our financial statements consisted primarily of substantive testing, where the auditor gathered samples to identify any material misstatements in our accounting records or other data, and did not include any tests on our internal controls. In the conduct of its audit, our auditor did not independently verify the data we provided to them with respect to our financial statements. Although we restated our financial statements as reported in 2020 and 2021, our auditor was not able to conclude whether we had a significant deficiency or material weakness in our internal controls because our auditor did not test our internal controls. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Although we are in the process of implementing internal controls, we are in the early stages of such implementation. We cannot assure you that the measures we have taken to date will be sufficient to remediate any weaknesses in our internal controls that we may identify or prevent the identification of significant deficiencies or material weaknesses in the future. If the steps we take do not create effective internal controls in a timely manner, there could be a reasonable possibility that our internal controls will be ineffective and could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis. If we are required to restate our consolidated financial statements in the future, we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatement. In addition, our financial results as restated may reflect results that are less favorable than originally reported. In the past, certain publicly traded companies that have restated their consolidated financial statements have been subject to shareholder actions. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our Class A common stock to decline after this offering. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements may have a material adverse effect on our stock price.

We may face exposure to foreign currency exchange rate fluctuations.

Today, our contracts with paid customers outside of the United States are sometimes denominated in local currencies. In addition, the majority of our foreign costs are denominated in local currencies. Over time, an increasing portion of our contracts with paid customers outside of the United States may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Changes in existing financial accounting standards or practices may harm our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statement sand related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation including the estimation of fair value of common stock, valuation of strategic investments, period of benefit for deferred costs, and uncertain tax positions. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations

As of December 31, 2022, certain corporate subsidiaries of ours collectively had net operating loss (“NOL”) carryforwards for U.S. federal and State income tax purposes of approximately $5.0 million and $1.4 million, respectively, which may be available to offset taxable income in the future, if any. Under current law, U.S. federal NOLs generated in tax years beginning before January 1, 2018 may be carried forward for 20 tax years. U.S. federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to no more than 80% of current year taxable income.

In addition, in general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. We have not undertaken any analysis under Section 382 of the Code, but we believe it is likely that we have undergone ownership changes, which may result in limitations on our ability to utilize our NOLs. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. We have made numerous recent acquisitions, and the existing NOLs of some of our subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize some portion of our NOLs, none of which are currently reflected on our balance sheet, even if we attain profitability.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New income, sales and use, or other tax laws or regulations could be enacted at any time, and existing tax laws and regulations could be interpreted, changed, modified, or applied adversely to us. These events could require us to pay additional taxes on a prospective or retroactive basis, as well as penalties, interest, and other costs for past amounts deemed to be due. New laws, or laws that are changed, modified, or interpreted or applied differently also could increase our compliance, operating, and other costs, as well as the costs of our products. Recent legislation in the United States, commonly referred to as the Inflation Reduction Act, enacts a 15% minimum tax on the adjusted financial statement income of certain large U.S. corporations for tax years beginning after December 31, 2022, as well as a 1% excise tax on stock repurchases made by public corporations after December 31, 2022. Further, legislation enacted in 2017 (informally titled the Tax Cuts and Jobs Act (the “TCJA”) and the Coronavirus Aid, Relief, and Economic Security Act) enacted many significant changes to U.S. tax laws, some of which may be modified in the future by the current or a future presidential administration. Further guidance from the IRS and other tax authorities with respect to such legislation may also affect us. For instance, for certain research and experimental (“R&E”) expenses incurred in tax years beginning after December 31, 2021, the TCJA requires the capitalization and amortization of such expenses over five years if incurred in the United States and fifteen years if incurred outside the United States, rather than deducting such expenses currently. Although there have been legislative proposals to repeal or defer the capitalization requirement, there can be no assurance that such requirement will be repealed, deferred or otherwise modified. In addition, it is uncertain if and to what extent various states will conform to current U.S. federal tax law, or any newly enacted U.S. federal tax legislation. Changes in corporate tax rates, the realization of NOLs and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets and could increase our future tax expense.

We could be required to collect additional sales taxes or be subject to other tax liabilities, which may adversely affect our business and results of operations.

Due to the global nature of the Internet, various states and non-U.S. countries might attempt to impose new or additional sales, use, value-added, or other taxes relating to our business or activities. For instance, in 2018, in South Dakota v. Wayfair, Inc., the U.S. Supreme Court held that states may charge taxes on purchases made by their residents from out-of-state sellers that have no physical nexus to the state. After such decision, several states have imposed an economic presence standard with respect to the imposition of taxes. These new rules often have uncertainty with respect to the level of activity necessary to cause a taxable presence for taxpayers within the state. Although we believe that we currently collect sales taxes in all states that require us to do so, a successful assertion by one or more states requiring us to collect sales taxes where we currently do not, or to collect additional sales taxes in a state in which we currently collect them, could result in substantial tax liabilities (including penalties and interest). Other new or revised taxes, such as digital taxes, could also create significant increases in our tax liabilities and tax compliance costs. Any of these events could have a material adverse effect on our business and results of operations.

We will incur increased costs and obligations as a result of being a public company.

As a publicly traded company, we will incur additional legal, accounting and other expenses that we were not required to incur in the past. After the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also become subject to other reporting and corporate governance requirements, including the requirements of NYSE and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a commitment of additional resources, and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements, and the commitment of resources required for implementing them could have a material adverse effect on our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and could place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we are unable to offset these costs through other savings, then it could have a material adverse effect on our business, financial condition and results of operations.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to provide a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the first fiscal year beginning after the effective date of the registration statement of which this prospectus forms a part and in each year thereafter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If we are unable to maintain adequate internal control over financial reporting, or if in the future we identify material weaknesses, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities, may need to restate our annual or interim financial statements, and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could cause the price of our Class A common stock to decline and have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Proposed Direct Listing and the Ownership of our Class A Common Stock

Our listing differs significantly from an underwritten initial public offering.

Prior to the opening of trading on NYSE, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the. This Direct Listing of our Class A common stock on NYSE differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

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There are no underwriters. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Class A common stock. Unlike in a traditional underwritten offering, this prospectus does not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we will not engage in, and have not and will not, directly or indirectly, request our financial advisor to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of our Class A common stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of our Class A common stock on NYSE, there could be greater volatility in the trading price of our Class A common stock during the period immediately following the listing. See also “— Our stock price could decline significantly and rapidly.”

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In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Although our executive officers, directors and stockholders holding approximately    % of our capital stock have entered into lock-up agreements with us until         ,         . Consequently, our stockholders, including our executive officers, directors and certain other significant stockholders subject to such lock-up agreement, may sell any or all of their shares at any time (subject to any restrictions under applicable law). If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the trading price of our Class A common stock. See also “— Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.”

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We did not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on NYSE. Instead, we hosted an investor day on            and engaged in certain other investor education meetings. On             ,            we announced the date for this investor day over financial news outlets in a manner consistent with typical corporate outreach to investors. We prepared an electronic presentation for this investor day, which included content similar to a traditional roadshow presentation. A version of the presentation is publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will be as effective a method of investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile trading price of our Class A common stock.

•

Such differences from an underwritten initial public offering could result in a volatile trading price for our Class A common stock and uncertain trading volume, which may adversely affect your ability to sell any Class A common stock that you may purchase.

Unlike an underwritten initial public offering, the ability of stockholders to assert claims under the Securities Act in connection with a direct listing is uncertain. Unresolved pending and future litigation involving other offerings may limit or bar your ability to bring claims under the Securities Act in connection with this offering. Conversely, if in the future stockholders are permitted to assert claims under the Securities Act in connection with this direct listing, we may experience increased litigation which could harm our business.

Historically, stockholders who purchase securities pursuant, or “traceable,” to a registration statement filed in connection with an underwritten public offering have had standing to assert claims against the issuer and others under the Securities Act. However, due to the different structure and mechanics of a direct listing and limited judicial precedent construing these offerings it is uncertain whether courts would find that a stockholder would be able to “trace” its securities to this registration statement or otherwise have standing to sue under the Securities Act, thus creating a risk that stockholders may not be able to assert claims that would otherwise be available in connection with an unwritten public offering. Specifically, the U.S. Court of Appeals for the Ninth Circuit has ruled in Pirani v. Slack Technologies, Inc., No. 20-16418 (9th Cir. 2021) (the “Slack Standing Case”) that investors in a direct listing do have standing to sue under the Securities Act, rejecting the contrary argument that investors cannot trace their securities to the registration in a direct listing and thus lack standing to bring claims under the Securities Act. On December 13, 2022, the U.S. Supreme Court agreed to hear an appeal of the Slack Standing Case, but such appeal will not be resolved until after this offering. If the Supreme Court ultimately decides the Slack Standing Case in a manner adverse to the investors in that case, that decision likely will limit or bar altogether your ability to bring claims under the Securities Act in connection with this offering. If, however, the Supreme Court affirms the Ninth Circuit’s decision in the Slack Standing Case or otherwise decides that stockholders have standing to assert such claims under the Securities Act, we may face greater exposure to litigation in the future, which could result in substantial expenses, divert our management’s attention and harm our ability to raise capital in the future.

Our stock price may be volatile, and could decline significantly and rapidly.

The listing of our Class A common stock and the registration of the Registered Stockholders’ shares of Class A common stock is a novel process that is not an underwritten initial public offering. We have engaged our financial advisor to serve as our financial advisor. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on NYSE. While in the past we have completed private capital raises, as there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker (“DMM”) consult with our financial advisor in order to effect a fair and orderly opening of trading of our Class A common stock without coordination with us, consistent with the federal securities laws in connection with our direct listing. Accordingly, the DMM will consult with our financial advisor in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to Rule 7.35A(g) of the NYSE Listed Company Manual, and based upon information known to them at the time, our financial advisor is expected to provide input to the DMM regarding its understanding of the ownership of our outstanding Class A common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock, including after consultation with certain investors (which may include certain of the Registered Stockholders). Such investor consultation by the financial advisor would not involve any coordination with or outreach on behalf of the Company. The financial advisor will not engage in a book building process as would typically be undertaken by underwriters in a registered initial public offering. Instead, the input that the financial advisor provide to the DMM will be based on information that they become aware of from potential investors and holders of our Class A common stock (which may include certain of the Registered Stockholders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders and other customary brokerage activities undertaken without coordination with us. Based on information provided to the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Class A common stock pursuant to NYSE rules. However, because our financial advisor will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. For more information, see the section titled “Plan of Distribution.” As a result, the absence of sufficient price discovery may result in delays in the opening of trading and, volatile prices and supply once trading commences. The opening public price may bear no relationship to the market price for our Class A common stock after our listing, and thus may decline below the opening public price.

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by NYSE from various broker-dealers. Consequently, upon listing on NYSE, the trading price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly. Further, because of our listing process, individual investors may have greater influence in setting the opening public trading price and subsequent public trading prices of our Class A common stock on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for a traditional underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time.

Further, if the trading price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the trading price of our Class A common stock.

The trading price of our Class A common stock following the listing also could be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding risk factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	the number of shares of our Class A common stock made available for trading;

•	actual or anticipated fluctuations in our financial condition, results of operations, or operating metrics and those of our competitors;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of new products, solutions or technologies, commercial relationships, events, significant business developments, acquisitions, or new offerings;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	actual or perceived data breaches, disruptions to, or other incidents involving our businesses, network or Technology Platform;

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed;

•	litigation involving us, our industry or both;

•	future sales of our Class A common stock by us or our stockholders;

•	changes in our board of directors, executive management, or key personnel;

•	the trading volume of our Class A common stock;

•	sales of large blocks of our common stock;

•	market manipulation, including coordinated buying or selling activities;

•	governmental or regulatory actions or audits;

•	major catastrophic events in our domestic and foreign market;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	changes in the anticipated future size and growth rate of our market;

•	general economic and market conditions;

•	changes in how enterprises perceive the benefits of our Technology Platform and products;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics (including the COVID-19 pandemic), elections, or responses to these events; and

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual- class structure and the concentrated voting control of our founders.

In addition, stock markets with respect to newly public companies, particularly technology companies, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on NYSE as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention. This could have an adverse effect on our business, results of operations and financial condition.

The trading price of our Class A common stock, upon listing on NYSE, may have little or no relationship to the historical sales prices of our capital stock in private placements, and our capital stock has no history of trading in private transactions.

Prior to the listing of our Class A common stock on NYSE, there has been no public market for our capital stock and our capital stock (or the units of our predecessor, Triller Hold Co LLC) has no history of trading in private transactions. In the section titled “Sale Price History of Our Capital Stock,” we have provided the historical sales prices of our capital stock in private placements. Given the limited history of these private placements, this information may have little or no relation to broader market demand for our Class A common stock and thus the initial trading price of our Class A common stock on NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening trading prices and subsequent trading prices of our Class A common stock on NYSE. For more information about how the initial listing price on NYSE will be determined, see “Plan of Distribution.”

An active, liquid and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.

We plan to apply to list our Class A common stock on the New York Stock Exchange under the symbol “ILLR”. Prior to listing on NYSE, there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing on NYSE by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock, and there may initially be a lack of supply of, or demand for, Class A common stock on NYSE. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on NYSE.

We cannot assure you that an active trading market for our Class A common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock in a sufficient amount for their investment objectives, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock.

In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress the trading price of our Class A common stock and/or result in significant volatility. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock.

In making your investment decision, you should understand that we and our advisors have not authorized any other party to provide you with information concerning us or this offering, and you should not rely on information in public media that is published by third parties and you should rely only on statements made in this prospectus in determining whether to purchase our Class A common stock following our listing.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We cannot confirm the accuracy of such coverage. We and our advisors have not authorized any other party to provide you with information concerning us or this offering. As a result, you should carefully evaluate all of the information in this prospectus and rely only on the information contained in this prospectus in determining whether to purchase our shares of Class A common stock following our listing.

We have not sought consent from certain third parties to utilize their likeness or name or reference studies conducted by them in this prospectus and we may face claims for intellectual property infringement or misappropriation, which could damage our relationships and result in payment of damages.

We cannot be certain that our use of third-party images, names, content and studies included in this prospectus will not result in claims for infringement or misappropriation of third-party intellectual property. While we believe we have amicable relationships with the persons named in this prospectus, we have not sought the consent or permission of certain of these third parties to use or reference their name, image or likeness nor sought consent to cite the third party studies referenced in this prospectus. Claims of misappropriation against us could subject us to liability for damages, including liability to Creators on our Technology Platform. Some potential litigants have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Claims of infringement or misappropriation of a third-party’s intellectual property rights could be time consuming and expensive to defend, litigate or settle, divert the attention of our management, could require us to cease use of such intellectual property, could create ongoing obligations if we are subject to agreements or injunctions (stipulated or imposed) preventing us from engaging in certain acts, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have an adverse effect on our business, prospects, financial condition and results of operations. In addition, such claims could damage our relationships with Creators, which could negatively impact our business, brand and reputation.

Certain information in this prospectus is based on assumptions that certain listing-related transactions will occur and such assumptions may prove to be inaccurate.

As described in “About this Prospectus” and “Capitalization”, some of the numerical information in this prospectus assumes that certain listing-related transactions, including that our convertible promissory notes, warrants and other securities will be converted into Class A common stock prior to or upon our planned listing on the NYSE. In order for certain of these listing-related transactions to occur, we will need to obtain the consent of the holders of such securities, who may not agree to convert their outstanding securities into Class A common stock. If this were to occur, some or all of our convertible promissory notes, warrants or other securities would remain outstanding following our listing. As a result, holders of our Class A common stock may experience substantial dilution in the future, future exercises or conversions of these securities may impede our efforts to obtain additional financing through the sale of additional securities on terms favorable to us, or at all, or make such financing more costly. In addition, the price of our Class A common stock may be adversely affected or we may have to negotiate and make concessions with certain holders of such securities in order for them to convert.

The issuance and sale of Class A common stock upon exercise of outstanding warrants, promissory notes, and convertible notes may cause substantial dilution to existing shareholders and may also depress the market price of our Class A common stock.

As of the date of this prospectus and without giving effect to the transactions described in the section titled “The Reorganization”, Triller Hold Co LLC had a total of 143,168,081 warrants outstanding, of which 8,016,368 are exercisable for Series A-1 preferred units, 11,735,868 are exercisable for Class A common units and 123,415,845 are exercisable for Class B common units. If the holders of the warrants choose to exercise the warrants, it will cause substantial dilution to the then holders of our Class A common stock. If exercises of the warrants and sales of such shares issuable upon exercise thereof take place, the price of our Class A common stock may decline. In addition, the common stock issuable upon exercise of the warrants may represent overhang that may also adversely affect the market price of our Class A common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of our stock will decrease, and any additional shares which stockholders attempt to sell in the market will only further decrease the share price. If the volume of our Class A common stock cannot absorb shares sold by the warrant holders, then the value of our Class A common stock will likely decrease.

In addition, under the GEM Agreement the GEM Investor is entitled to a warrant to purchase up to 2.1% of the total equity interests (including Class A common stock and any other equity interests convertible or exchangeable into our Class A common stock or bearing equivalent economic interests) outstanding immediately prior to the date we become a publicly traded company. Our stockholders will experience dilution if the GEM Investor exercises this warrant.

We have also have issued promissory notes and convertible notes which, upon giving effect to the Reorganization, will result in shares of our Class A common stock outstanding immediately prior to the date we become a publicly traded company. Our stockholders will experience immediate dilution upon the consummation of this offering.

The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with other stockholders’ interests.

Our Class B common stock has ten votes per share, whereas our Class A common stock, which is the stock we are listing on NYSE and is registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Our Class B common stock will be held by our founding partner, Bobby Sarnevesht, Proxima Media, which is affiliated with our other founding partner, Ryan Kavanaugh, and entities and trusts that they or their family members control. Together, these parties collectively own shares representing approximately 74.5% of the voting power of our outstanding capital stock, without giving effect to any conversions to Class A common stock in anticipation of our listing or any sales or purchases that these holders may make upon our listing. As a result, these parties will be able to exercise considerable influence and control over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent substantially less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with other stockholders’ interests. In addition, when acting in their capacities as stockholders, these parties do not have any fiduciary duty to consider the interests of, and their interests may not be aligned with, the Company or our other stockholders, which could result in actions that are not in the best interests of our other stockholders. The control these parties hold may adversely affect our business, financial condition and results of operations as well as the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holder of Class B common stock sells or otherwise converts their shares into Class A common stock.

In addition, while we do not expect to issue any additional shares of Class B common stock following the listing of our Class A common stock on NYSE, any future issuances of Class B common stock would be dilutive to holders of Class A common stock.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of Proxima Media and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers shave announced restrictions on including companies with multiple class share structures in certain of their indices. FTSE Russell and Standard & Poor’s does not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, we cannot assure you that other stock indices will not take similar actions.

Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price and volume of our Class A common stock could be adversely affected.

We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements.

As a result of the voting power of Proxima Media and Bobby Sarnevesht, our founding partners, together with entities and trusts or their immediate family members or affiliates control, we will be a “controlled company” within the meaning of the corporate governance standards of NYSE and expect to elect not to comply with certain corporate governance requirements of NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors

•

the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

At the time of our listing, we do not expect to have a majority of independent directors or a nominating and corporate governance or compensation committee consisting entirely of independent directors. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE.

We will have outstanding shares of preferred stock that have rights and preferences senior to our Class A common stock.

At the time of our listing, we will have outstanding shares of Series A-1 preferred stock and undesignated preferred stock. We will also have shares of Series A-1 preferred stock reserved for issuance upon conversion of the Convertible Note and upon exercise of outstanding warrants held by Total Formation. Based on initial conversion prices, which are subject to adjustment as described under “Description of Capital Stock—Preferred Stock,” the outstanding and reserved shares of Series A-1 preferred stock will have an aggregate original issue price of $    .

In connection with our liquidation or dissolution, or a sale of control of the Company through a merger or consolidation or a sale of substantially all of our assets (a “deemed liquidation event”), the holders of shares of our preferred stock will be entitled to preferential payments equal to the original issue price (in the case of Series A-1). The holders of shares of Series A-1 preferred stock would also participate in any payments to holders of shares of common stock after such preferential payments. These provisions may limit the amounts available for payment, if any, to holders of shares of Class A common stock in such an event.

In addition, no dividends will be payable on shares of our common stock until dividends have been paid on our Series A-1 preferred stock in an amount equal to the original issue price thereof. To the extent any dividends are paid to holders of shares of our common stock, the holders of shares of preferred stock will participate in such dividends on an as-converted basis. In addition, for so long as the Total Formation Convertible Note is outstanding, we are not permitted to pay any cash dividends under the terms of the Note Purchase Agreement, dated August 18, 2022, between us and Total Formation.

These provisions may adversely impact the demand and trading price of shares of our Class A common stock.

Failure to obtain the consent of Total Formation and its affiliates as required pursuant to the terms of the Total Formation Convertible Note and Series A-1 Preferred Stock could limit our ability to engage in transactions that could benefit holders of our Class A common stock.

Pursuant to the terms of the Total Formation Convertible Note and, once issued, the Series A-1 preferred stock, we are not permitted to take certain actions or engage in certain transactions without the consent of Total Formation and its affiliates. Subject to limited exceptions, these actions and transactions relate to, among other things, engaging in mergers, consolidations and acquisitions; amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock; increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock; dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business; redemptions and repurchases of equity interests; payment of dividends; making loans or advances to third parties; incurring or guaranteeing indebtedness; incurrence of liens; and transactions with affiliates. See “Description of Capital Stock—Preferred Stock” for additional information.

As a result of these provisions, Total Formation and its affiliates will be able to exercise considerable influence on our business. As a lender and preferred stockholder, Total Formation may have interests that do not generally align with holders of shares of our common stock. To the extent Total Formation does not consent to actions that management believes are in the best interests of the Company or our stockholders generally, it may adversely impact our business, results of operations and financial condition. In addition, we cannot predict the impact of these restrictions on the demand for, and trading price of, shares of our Class A common stock.

Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A common stock to decline.

The Registered Stockholders hold approximately    % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately    % (with approximately    % of these shares subject to the lock-up agreement described below). Subject to the lock-up agreement described below to the extent applicable, these shares may be immediately sold pursuant to this prospectus.

The remainder of our outstanding shares of capital stock may be sold under Rule 144 subject to certain limitations. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other stockholders who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144.

Our executive officers, directors and stockholders representing approximately    % of our capital stock (including securities exercisable for or convertible into our capital stock) will be subject to lock-up agreements with us under which they cannot sell, offer, contract to sell, pledge, grant any option to purchase, lend, or otherwise dispose of shares of our capital stock, or enter into any hedging or similar transaction or arrangement that is designed to or could reasonably be expected to lead to or result in a sale or disposition or transfer of any of the economic consequences of ownership of shares of our capital stock, until             (the “lock-up period”), subject to certain exceptions. Notwithstanding the foregoing, if the volume weighted average share price of Class A common stock equals or exceeds $         per share (as adjusted for stock splits, stock dividends,

reorganizations, recapitalizations and similar transactions) for at least 20 out of 30 consecutive trading days following our listing, then the lock-up period will terminate. Sales of substantial amounts of our Class A common stock after the expiration or early termination of the lock-up period, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

In addition, the holders of up to approximately                 shares of our capital stock have “piggy-back” registration rights, subject to some conditions, to include shares of Class A common stock (whether held directly or that may be acquired upon conversion of shares of Class B common stock or exercise of options or warrants) in registration statements that we may file. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

Finally, following the effectiveness of the registration statement of which this prospectus forms a part, we expect to file a registration statement registering future issuances of up to             shares of Class A common stock under the Triller Corp. 2023 Stock Option and Incentive Plan (the “2023 Plan”). Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to compliance by affiliates with Rule 144.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under the 2023 Plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. We may need to hire additional employees to assist us with complying with these requirements or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and risk committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We do not intend to pay any cash dividends in the foreseeable future. For so long as any shares of Series A-1 preferred stock are outstanding, we will not be permitted to pay dividends on our common stock unless and until dividends have been paid on the outstanding shares of Series A-1 preferred stock in an amount equal to the original issuance price thereof. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the listing of our Class A common stock on NYSE; (ii) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (iv) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

Our second amended and restated certificate of incorporation will contain a waiver of the corporate opportunity doctrine and certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

Our second amended and restated certificate of incorporation will contain a waiver of the corporate opportunity doctrine, which will provide that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any of our directors who is not an employee or any of our subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Company or any of our subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company while such Covered Person is performing services in such capacity.

The purpose for the surrender of corporate opportunities is to allow Covered Persons with multiple business affiliations to continue to serve as an officer or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our second amended and restated certificate of incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. Consequently, our directors’ and officers’ discretion in identifying and presenting business opportunities to us may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business opportunity are appropriate and in our stockholders’ best interest, which could negatively impact the timing for certain business opportunities.

For a complete discussion of our officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see the sections of this prospectus entitled “Management” and “Certain Relationships and Related Party Transactions.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Class A common stock.

Provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

•	require that special meetings of our stockholders can be called only by our board of directors; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and Federal Forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Chancery Court or the federal district courts of the United States of America may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Claims for indemnification by our directors and officers or Registered Stockholders may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law;

•

Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

In addition, Registered Stockholders holding up to approximately                 shares of our Class A common stock have registration rights pursuant to which we have agreed to indemnify them for certain claims arising out of sales made pursuant to this prospectus. As a result, we could be subject to expenses and damages in the event of securities litigation arising out of this offering.

Large indemnity payments, whether to our directors and officers in excess of any available insurance, or to Registered Stockholders, would materially adversely affect our business, financial condition, and results of operations.

Indemnification provisions in various agreements with third parties to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to such third party for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our Technology Platform. Some of these indemnity agreements provide for uncapped liability and indemnity provisions often survive termination or expiration of the applicable agreement.

We have in the past and may in the future receive indemnification requests from our customers related to such claims. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our Technology Platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are not historical facts but are based on certain assumptions of management, which we believe to be reasonable but are inherently uncertain, and describe our future plans, strategies and expectations. All statements other than statements of historical facts contained in this prospectus are forward-looking statements and can sometimes be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast” or variations of these terms and other similar expressions, or the negative of these terms or other similar expressions. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements and other events to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following risks:

•	challenges predicting our revenue, expenses and other operating results, which are exacerbated by our limited operating history;

•	our history of losses and uncertainty about our ability to achieve profitability;

•	our ability to successfully execute our business and growth strategy;

•	our requirements for funding to operate and grow our business and the availability (if any), cost and other terms of any financing we may seek;

•	our estimates and expectations regarding our market opportunity and ability to monetize our Technology Platform;

•	our ability to attract and retain creators and other users;

•	our ability to maintain and grow relationships with content creators, users and brands;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability to increase the scale and efficiency of our technology infrastructure;

•	our ability to anticipate and react to changes in public and consumer preferences and industry trends and technologies;

•	our ability to manage the financial risks and other risks associated with our events business;

•	uncertainties related to our ability to realize the anticipated benefits of our past and future acquisitions;

•

potential security incidents allowing unauthorized access to our systems or network or data regarding our users or other business partners or any incidents impacting the continuity and availability of our systems, network or data;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•	our ability to effectively manage our growth, whether through acquisitions or otherwise, including any international expansion;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others, and any costs associated therewith;

•	the increased costs of becoming a public company;

•	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

•	risks associated with our substantial indebtedness and convertible securities;

•	the effects of general industry, economic and financial market conditions;

•	impacts of the COVID-19 pandemic or other global events or macroeconomic trends; or

•	outcomes of and costs associated with legal and regulatory proceedings.

The outcome of the events described in these forward-looking statements are subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

These statements are based on information available to us as of the date of this prospectus. We believe that all forward-looking statements are based upon reasonable assumptions, but such information may be limited or incomplete. We, however, caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that accordingly, you should not place undue reliance on these statements, which are made only as of the date when made. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We undertake no obligation to update these statements in light of subsequent events or developments.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See “Principal and Registered Stockholders” included elsewhere in this prospectus.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. For so long as any shares of Series A-1 preferred stock are outstanding, we will not be permitted to pay dividends on our Class A common stock and Class B common stock unless and until dividends have been paid on the outstanding shares of Series A-1 preferred stock in an amount equal to the original issuance price thereof. In addition, for so long as the TF Convertible Note is outstanding, we are not permitted to pay any cash dividends under the terms of the Note Purchase Agreement, dated August 18, 2022 between us and Total Formation, Inc. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

We are a holding company and substantially all of our operations are carried out by our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions to us may be limited by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. Accordingly, you may need to sell your shares of Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2022:

•	on an actual basis; and

•	on a pro forma basis giving effect to the transactions described below and under “The Reorganization.”

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “The Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2022
	Unaudited	unaudited
(In thousands, except share and per share data)	Triller Hold Co LLC	Triller Corp. Pro Forma[1]
Cash and cash equivalents	$3,754	$72,773

Short-term debt	$80,020	$56,314
Long-term debt	28,414	286

Total debt	$108,434	$56,600

Unitholders’ equity:
Common Units
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	6,078
Class B Common Units—$0.00 par value; Unlimited units authorized; 74,287,389 units outstanding	959,526
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	6,158
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 46,651,382 units outstanding	13,158
Preferred Units
Series A-1 Preferred Units—$0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	253,274
Series AA-1 Preferred Units—$0.00 par value; unlimited units authorized; 3,368,684 units outstanding	30,082
Stockholders’ equity:
Common Stock — $0.0001 par value per share; 500,000,000 shares authorized
Class A Common Stock — $0.0001 par value; 450,000,000 shares authorized; 233,979,587 shares outstanding on a pro forma basis		24
Class B Common Stock — $0.0001 par value; 50,000,000 shares authorized; 46,651,382 shares outstanding on a pro forma basis		5
Preferred Stock — $0.0001 par value per share; 100,000,000 shares authorized
Series A-1 Preferred Stock — 49,946,079 shares authorized; 37,702,230 shares outstanding on a pro forma basis		4
Additional paid-in capital	89,883	1,531,151
Accumulated other comprehensive income	271	271
Accumulated deficit	(1,272,724)	(1,273,767)

Total Triller Hold Co LLC unitholders’ equity / Triller Corp. stockholders’ equity	$85,706	$257,688
Noncontrolling interest	4,920	4,920

Total unitholders’ equity / stockholders’ equity	90,626	262,608

Total capitalization	$194,140	$314,288

(1)	The unaudited pro forma column in the table reflects the Reorganization and other transactions that have occurred or are probable of occurring that would be material to investors, as described below.

Except as otherwise indicated, all information in this prospectus assumes the following Transactions and costs:

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of 4,398,930 Class B common units for $50.0 million pursuant to a subscription agreement, as amended, with BRCR Consulting, Inc.;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $20.0 million and warrants to purchase 2,840,909 Class B common units with a weighted average exercise price of $0.01 to Capital Truth Holdings, Ltd.;

•	the consummation of the Reorganization, in which:

•

prior to the effectiveness of the listing of the Company’s Class A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•

the Company’s certificate of incorporation will be amended and restated to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, and two classes of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing will be canceled and converted into one share of common stock or preferred stock of Triller Corp., with Series A-1 preferred units being converted into shares of Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into shares of Class A common stock and Class C-2 common units being converted into shares of Class B common stock;

•	all issued and outstanding service provider units of Triller Hold Co LLC will be canceled and converted into 6,957,512 shares of Class A common stock;

•

3% PIK convertible promissory notes with an aggregate balance of $37.3 million will be converted into Class B common units immediately prior to the closing and, at the closing, such units will be canceled and converted into 6,569,602 shares of Class A common stock, which is considered probable to occur based on the current indications of the instrument holders;

•

7.5% PIK convertible promissory notes with an aggregate balance of $12.5 million will be converted into Class B common units immediately prior to the closing and, at the closing, such units will be canceled and converted into 2,217,130 shares of Class A common stock, which is considered probable to occur based on the current indications of the instrument holders;

•

7.5% PIK convertible promissory notes in the aggregate principal amount of $29.1 million will be converted into Class B common units of Triller Hold Co LLC immediately prior to the closing and, at the closing, such units will be canceled and converted into 5,169,487 shares of Class A common stock, which will occur immediately prior to the effective date of this registration statement pursuant to an automatic conversion feature contained in such convertible promissory notes;

•

options to purchase 11,493,102 Class B Common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.13 will be assumed by the Company and converted into options to purchase 11,493,102 shares of Class A common stock with a weighted average exercise price per share of $8.13; and

•

up to 138,058,717 warrants to purchase Class A common units and Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $4.98 will be canceled and exchanged for up to 54,685,686 shares of Class A common stock;

•	the issuance of a warrant to purchase 7,000,349 shares of Class A common stock to the GEM Investor; and

•	transaction costs associated with this listing in the amount of $9.5 million.

The numbers of shares of outstanding capital stock excludes:

•

8,016,368 shares of Class A common stock issuable to Total Formation, Inc. and its affiliates that may be issued upon the exercise of warrants with a weighted average exercise price of $2.11 per share;

•

49,946,079 shares of Class A common stock issuable upon conversion of issued and outstanding or reserved shares of Series A-1 preferred stock (based on an assumed conversion price of $2.72) which conversion prices may be adjusted as described under “Description of Capital Stock –Preferred Stock;”

•	11,493,102 shares of Class A common stock that may be issued pursuant to outstanding stock options with a weighted average exercise price per share of $8.13;

•	7,000,349 shares of Class A common stock that may be issued to the GEM Investor pursuant to the GEM Warrant;

•

any shares of Class A common stock that may be issued to Sabeera 1 or Sabeera 2 upon the conversion of convertible promissory notes into units in the aggregate principal amount of up to $210.0 million, and then, upon the consummation of the Reorganization, upon the exercise of warrants with a weighted average exercise price of $0.01 per share;

•	50,000,000 shares of Class A common stock reserved for issuance pursuant to future awards that may be granted pursuant to our 2023 Plan (as defined herein);

•

shares of Class A common stock that may be issued to existing shareholders pursuant to antidilution clauses in certain of the Company’s agreements previously entered into for business acquisitions and subscription agreements for the sale of common units.

THE REORGANIZATION

Triller Inc. was formed on June 27, 2022 and Triller Reorg Merger Sub LLC was formed on April 10, 2023 for the purpose of completing a public offering. On March 30, 2023, we changed our name from Triller Inc. to Triller Corp. Prior to the Reorganization, our business has been conducted through Triller Hold Co LLC and its consolidated subsidiaries.

The diagram below provides a simplified overview of our organizational structure prior to the Reorganization:

Prior to the effectiveness of the listing of our Class A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Triller Corp., will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC as the surviving entity, with the following effects:

•

our certificate of incorporation will be amended and restated to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, and two classes of preferred stock, Series A-1 preferred stock and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each unit of Triller Hold Co LLC will convert into shares of common or preferred stock of Triller Corp. (the ratio at which each unit converts into shares of preferred or common stock, the “Exchange Ratio”), with Series A-1 preferred units converting into Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into shares of Class A common stock and Class C-2 common units being converted into shares of Class B common stock;

•	each Service Provider Unit will be converted into restricted shares of Class A common stock at the Exchange Ratio and will remain subject to existing vesting provisions; and

•

each warrant or option to purchase Series A-1 preferred units, Class A or Class B units (other than the warrants to purchase Series A-1 preferred units issued to Total Formation, which will remain outstanding and be convertible into Series A-1 preferred stock) will be converted into a number of shares of Class A common stock, in each case based on the Exchange Ratio.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 and the unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2022, 2021, and 2020 present our consolidated financial position and results of operations after giving effect to the Reorganization, Listing-related Transactions and Acquisitions as described and defined below and under “The Reorganization” and “Capitalization.”

The “Acquisitions” represent all of the acquisitions consummated by the Company at various times during 2020, 2021 and 2022; specifically, the acquisitions of Halogen, Verzuz, FiteTV, Thuzio, Amplify.ai, BKFC, Julius and Fangage. While all of these acquisitions were consummated by the Company at various times during 2022, 2021 or 2020, the pro forma condensed consolidated statements of operations will reflect each of the acquisitions as if it took place as of the beginning of the earliest period presented; thus, as if they all took place on January 1, 2020.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 is derived from the Company’s historical balance sheet on a pro forma basis as if the Acquisitions had been consummated as of January 1, 2020, and as if the changes in capitalization described in the Reorganization and Listing-related Transactions had been consummated as of December 31, 2022.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022, 2021, and 2020 gives pro forma effect to the Acquisitions as if they had been consummated as of January 1, 2020, and as if the changes in capitalization described in the Reorganization and Listing-related Transactions had been consummated as of December 31, 2022.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Reorganization and related Pre-Listing transactions and acquisitions occurred on the date indicated. Further, the unaudited pro forma condensed consolidated financial information may not be useful in predicting our future financial condition and results of operations going forward. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed consolidated financial information should be read together with “The Reorganization,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Description of the Reorganization

On June 27, 2022, Triller Inc. was formed for the purpose of completing a public offering. On March 30, 2023, we changed our name from Triller Inc. to Triller Corp. The business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Triller Corp., will be merged into Triller Hold Co LLC, with Triller Hold Co LLC as the surviving entity. For further details relating to the Reorganization transactions, see section entitled “The Reorganization” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2022

(In thousands)

	As of December 31, 2022		As of December 31, 2022
	Triller Hold Co LLC (Historical) Unaudited	Listing-related Transactions Adjustments	Triller Corp. Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$3,754	$69,019	$72,773
Accounts receivable, net	4,424		4,424
Other current assets	1,277		1,277
Current assets of discontinued operations	—		—

Total current assets	9,455	69,019	78,474
Goodwill	224,793		224,793
Intangible assets, net	144,720		144,720
Other assets and long-term receivables	1,336		1,336
Operating right-of-use assets	4,444		4,444

Total Assets	$384,748	$69,019	$453,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable and accrued expenses	$53,557	$5,902	$59,459
Earn-out liability, current	16,991		16,991
Other current liabilities	22,617		22,617
Current portion of operating lease liabilities	1,943		1,943
Current portion of long term debt .	80,020	(23,706)	56,314
Current liabilities of discontinued operations	3,184		3,184

Total current liabilities	178,312	(17,803)	160,509
Long-term debt	28,414	(28,128)	286
Long-term operating lease liabilities	2,647		2,647
Deferred tax liability	16,661		16,661
Warrant liability	57,032	(57,032)	—
Other liabilities	6,256		6,256
Long-term liabilities of discontinued operations	—		—

Total Liabilities	$289,322	$(102,963)	$186,359
Redeemable Class B Common Units	4,800		4,800
Unitholders’ equity:
Common Units
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	6,078	(6,078)	—
Class B Common Units—$0.00 par value; Unlimited units authorized; 74,287,389 units outstanding	959,526	(959,526)	—
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	6,158	(6,158)	—
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 46,651,382 units outstanding	13,158	(13,158)	—
Preferred Units			—
Series A-1 Preferred Units—$0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	253,274	(253,274)	—
Series AA-1 Preferred Units—$0.00 par value; unlimited units authorized; 3,368,684 units outstanding	30,082	(30,082)	—

	As of December 31, 2022			As of December 31, 2022
	Triller Hold Co LLC (Unaudited Historical)	Listing-related Transactions Adjustments		Triller Corp. Pro Forma
Stockholders’ equity:
Common Stock—$0.0001 par value per share; 500,000,000 shares authorized
Class A Common Stock—$0.0001 par value; 450,000,000 shares authorized; 233,979,587 shares outstanding on a pro forma basis		24		24
Class B Common Stock—$0.0001 par value; 50,000,000 shares authorized; 46,651,382 shares outstanding on a pro forma basis		5		5
Preferred Stock—$0.0001 par value per share; 100,000,000 shares authorized
Series A-1 Preferred Stock—49,946,079 shares authorized; 37,702,230 shares outstanding on a pro forma basis		4		4
Additional paid-in capital	89,883	1,441,268		1,531,151
Accumulated other comprehensive income	271	—		271
Accumulated deficit	(1,272,724)	(1,043)	(1)	(1,273,767)

Total Triller Hold Co LLC unitholders’ equity/ Triller Corp. stockholders’ equity	85,706	171,982		257,688
Noncontrolling interest	4,920	—		4,920

Total liabilities and unitholders’ equity/stockholders’ equity	$384,748	$69,019		$453,767

(1)

Reflects estimated transaction costs of $9.5 million related to the Company’s proposed NYSE listing, an $8.7 million gain from the fair value adjustment to the balance of liability classified warrants immediately prior to their net settlement and conversion into Class A and Class B common units as part of the Listing-related Transactions, and $0.2 million of accrued interest on $8.2 million of promissory notes prior to their modification into convertible notes in January 2023.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2022

(In thousands, except share and per share data)

	As of December 31, 2022				As of December 31, 2022
	Triller Hold Co LLC (Unaudited Historical)	As Adjusted Before Transaction Accounting Adjustments	Transaction Accounting Adjustments (See Notes)		Triller Corp. Pro Forma
Revenues	$49,142	$49,142	$5,877	(1)	$55,019
Operating costs and expenses:
Cost of revenues	41,280	41,280	3,240	(1)	44,520
Research and development	12,124	12,124	1,708	(1)	13,832
Selling and marketing	30,706	30,706	2,041	(1)	32,747
General and administrative	100,299	100,299	2,637	(1)	102,936
Contingent consideration	1,794	1,794	—		1,794
Depreciation and amortization	26,641	26,641	2,719	(2)	29,360

Total operating expenses	212,844	212,844	12,345		225,189

Total operating loss	(163,702)	(163,702)	(6,468)	(1)	(170,170)
Other income (expense), net	975	975	(146)	(1)	829

Net loss before income taxes	(162,727)	(162,727)	(6,614)		(169,341)
Income tax benefit (expense)	6,493	6,493	(5)		6,488

Net loss from continuing operations	$(156,234)	$(156,234)	$(6,619)		$(162,853)

Less: Net loss attributable to noncontrolling interests	$(3,920)	$(3,920)	$1,221	(3)	$(2,699)

Net loss attributable to Triller Corp. (continuing operations)	$(152,314)	$(152,314)	$(7,840)	(4)	$(160,154)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted					$(0.78)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted					210,040,000

(1)

BKFC activity for the period January 1, 2022 to March 31, 2022 (BKFC results were consolidated as of April 1, 2022). Julius and Fangage activity for the period January 1, 2022 to October 31, 2022 (Julius and Fangage were consolidated as of November 1, 2022).

(2)	Amortization of the intangible assets for the period January 1, 2022 to March 31, 2022 for BKFC, and for the period January 1, 2022 to October 31, 2022 for Julius and Fangage.
(3)	Net loss attributable to noncontrolling interest has been adjusted to be 24% for the period January 1, 2022 to August 18, 2022, the date Triller acquired 76% equity interest in BKFC.
(4)	Represents adjustment for net loss attributable to Triller for BKFC, Julius and Fangage.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2021

(In thousands, except share and per share data)

	Triller Hold Co LLC December 31, 2021 (Unaudited Historical)	Triller Acquisitions As Adjusted (Note 3)		Proforma Adjustments		Triller Corp. Pro Forma Balance
Revenues	$26,408	$40,666	(1)	$(12,315)	(2)	$54,759
Operating costs and expenses:
Cost of revenues	26,221	29,828	(1)	(12,315)	(2)	43,734
Research and development	8,479	3,486	(1)	—		11,965
Selling and marketing	143,082	14,608	(1)	—		157,690
General and administrative	474,376	9,350	(1)	—		483,726
Contingent consideration	2,240	—		—		2,240
Depreciation and amortization	9,132	20,980	(3)	—		30,112

Total operating expenses	663,530	78,252		(12,315)		729,467

Total operating loss	(637,122)	(37,586)		—		(674,708)
Other income (expense), net	(64,786)	(2,715)	(1)	—		(67,501)

Net loss before income taxes	(701,908)	(40,300)		—		(742,208)
Income tax benefit (expense)	1,088	(72)	(1)	—		1,016

Net loss from continuing operations	$(700,820)	$(40,373)		$—		$(741,193)

Less: Net loss attributable to noncontrolling interests	—	(2,089)	(1)	121	(4)	(1,968)

Net loss attributable to Triller Corp. (continuing operations)	$(700,820)	$(38,284)		$(121)		$(739,224)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted						$(4.29)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted						172,888,000

(1)	Activity of the Acquisitions for the pre-acquisition periods giving effect to the Acquisitions as of January 1, 2020.
(2)	Elimination of intercompany revenue and expenses recognized in the pre-acquisition period between the Company and FITETV, and FITETV and BKFC.
(3)	Pro forma amortization expense for the intangible assets acquired giving effect to the Acquisitions as of January 1, 2020.
(4)	Net loss attributable to noncontrolling interest of 24% for BKFC’s intercompany revenue and expenses eliminated in (1).

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2020

(In thousands, except share and per share data)

	Triller Hold Co LLC December 31, 2020 (Unaudited Historical)	Triller Acquisitions As Adjusted (Note 3)		Proforma Adjustments		Triller Corp. Pro Forma Balance
Revenues	$3,660	$57,658	(1)	$—		$61,318
Operating costs and expenses:
Cost of revenues	4,197	43,256	(1)	—		47,453
Research and development	4,246	2,302	(1)	—		6,548
Selling and marketing	18,396	3,952	(1)	—		22,348
General and administrative	41,254	11,424	(1)	—		52,678
Depreciation and amortization	1,877	26,692	(2)	—		28,569
Transaction costs	—	—		9,500	(3)	9,500

Total operating expenses	69,970	87,625		9,500		167,095

Total operating loss	(66,310)	(29,967)		(9,500)		(105,777)
Other income (expense), net	(33,138)	(231)	(1)	—		(33,369)

Net loss before income taxes	(99,448)	(30,198)		(9,500)		(139,146)
Income tax benefit (expense)	—	(66)	(1)	—		(66)

Net loss from continuing operations	$(99,448)	$(30,264)		$(9,500)		$(139,212)

Less: Net loss attributable to noncontrolling interests	—	(1,326)	(1)	—		(1,326)

Net loss attributable to Triller Corp. (continuing operations)	$(99,448)	$(28,938)		$(9,500)		$(137,886)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted						$(1.06)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted						131,079,000

(1)	Activity of the Acquisitions for the pre-acquisition periods giving effect to the Acquisitions as of January 1, 2020.
(2)	Pro forma amortization expense for the intangible assets acquired giving effect to the Acquisitions as of January 1, 2020.
(3)	Represents estimated transaction costs related to this listing.

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the Company’s pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Reorganization, Listing-related Transactions and Acquisitions set forth in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information presented does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Reorganization, Listing-related Transactions, and Acquisitions.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022, 2021, and 2020 gives pro forma effect to the Acquisitions as if they had been consummated as of January 1, 2020, and as if the changes in capitalization described in the Reorganization and Listing-related Transactions had been consummated as of December 31, 2022.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 is derived from the Company’s historical balance sheet on a pro forma basis as if the Acquisitions had been consummated as of January 1, 2020, and as if the changes in capitalization described in the Reorganization and Listing-related Transactions had been consummated as of December 31, 2022.

2.	Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the Reorganization, Listing-related Transactions, and Acquisitions have been prepared in accordance with the acquisition method of accounting in accordance with ASC 805.

The pro forma condensed consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

Reorganization Adjustments and Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 are as follows:

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of 4,398,930 Class B common units for $50.0 million pursuant to a subscription agreement, as amended, with BRCR Consulting, Inc.;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $20.0 million and warrants to purchase 2,840,909 Class B common units with a weighted average exercise price of $0.01 to Capital Truth Holdings, Ltd.;

•	the consummation of the Reorganization, in which:

•

prior to the effectiveness of the listing of the Company’s Class A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•

the Company’s certificate of incorporation will be amended and restated to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, and two classes of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing will be canceled and converted into for convert into one share of common stock or preferred stock of Triller Corp., with Series A-1 preferred units being converted into shares of Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into shares of Class A common stock and Class C-2 common units being converted into shares of Class B common stock;

•	all issued and outstanding service provider units of Triller Hold Co LLC will be cancelled and converted into 6,957,512 shares of Class A common stock;

•

3% PIK convertible promissory notes with an aggregate balance of $37.3 million will be converted into Class B common units immediately prior to the closing and, at the closing, such units will be canceled and converted into 6,569,602 shares of Class A common stock, which is considered probable to occur based on the current indications of the instrument holders;

•

7.5% PIK convertible promissory notes with an aggregate balance of $12.5 million will be converted into Class B common units immediately prior to the closing and, at the closing, such units will be canceled and converted into 2,217,130 shares of Class A common stock, which is considered probable to occur based on the current indications of the instrument holders;

•

7.5% PIK convertible promissory notes in the aggregate principal amount of $29.1 million will be converted into Class B common units of Triller Hold Co LLC immediately prior to the closing and, at the closing, such units be canceled and converted into 5,169,487 shares of Class A common stock, which will occur immediately prior to the effective date of this registration statement pursuant to an automatic conversion feature contained in such convertible promissory notes;

•

options to purchase 11,493,102 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.13 will be assumed by the Company and converted into options to purchase 11,493,102 shares of Class A common stock with a weighted average exercise price per share of $8.13; and

•

up to 138,058,717 warrants to purchase Class A common units and Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $4.98 will be canceled and exchanged for up to 54,685,686 shares of Class A common stock. The fair value adjustment for the liability classified warrants is included as a gain through accumulated deficit;

•

estimated transaction costs associated with this listing in the amount of $9.5 million for advisory, banking, printing, legal, and accounting fees incurred as a part of the direct listing process. The amount is included as an expense through accumulated deficit and is included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020.

The Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated U.S. federal tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns, will also join the new consolidated U.S. federal tax return. The combined consolidated tax return will have a net deferred tax asset that cannot be realized and will require a valuation allowance.

Reorganization Transaction Adjustments and Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed statement of operations for the year ended December 31, 2022, 2021 and 2020 are as follows:

•	the Acquisitions as if they all took place on January 1, 2020;

•

estimated transaction costs associated with this listing in the amount of $9.5 million for advisory, banking, printing, legal, and accounting fees incurred as a part of the direct listing process. The amount is included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020.

•

reflects the pro forma income tax benefit of $6.5 million for the year ended December 31, 2022. The Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated U.S. federal tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns, will also join the new consolidated U.S. federal tax return. The combined consolidated tax return will have a net deferred tax asset that cannot be realized and will require a valuation allowance release that generates an income tax benefit of $16.7 million in the period of the Reorganization and has been reflected in the year ended December 31, 2022 (this is a nonrecurring item).

3.	Our Acquisitions

We made the following acquisitions during the years ended December 31, 2022, 2021 and 2020:

•	we acquired Halogen on July 8, 2020;

•	we acquired Verzuz on January 27, 2021;

•	we acquired FITETV on July 30, 2021;

•	we acquired Thuzio on October 30, 2021;

•	we acquired Amplify.ai on December 13, 2021;

•	we acquired BKFC on April 1, 2022;

•	we acquired Fangage on November 1, 2022; and

•	we acquired Julius on November 1, 2022.

The unaudited pro forma condensed combined statement of operations for the years ended December 31, 2022, 2021, and 2020 combine our historical statements of operations with the acquisitions of Halogen, Verzuz, FITETV, Thuzio, Amplify.ai, BKFC, Julius and Fangage as though they had been consummated on January 1, 2020. The historical financial information of Halogen, Verzuz, FITETV, Thuzio, Amplify.ai, BKFC, Julius and Fangage were adjusted to reflect their respective acquisitions by the Company.

The following tables illustrate the impact on the pro forma condensed combined statement of operations for the three years presented related to the acquisitions of Halogen, Verzuz, FITETV, Thuzio, Amplify.ai, BKFC, Julius and Fangage:

	For the period January 1, 2022 to March 31, 2022	For the period January 1, 2022 to October 31, 2022	For the period January 1, 2022 to October 31, 2022			For the Year Ended December 31, 2022
	BKFC (Historical)	Julius (Historical)	Fangage (Historical)	Purchase Accounting Adjustments		Triller Acquisitions (As Adjusted)
(dollars in thousands)
Revenues
Revenues	$1,635	$4,383	$41	$(182)	(2)	$5,877
Operating costs and expenses
Cost of revenues	2,504	876	42	(182)	(2)	3,240
Research and development	42	1,666	—	—		1,708
Selling and marketing	545	1,427	69	—		2,041
General and administrative	758	763	1,116	—		2,637
Depreciation and amortization	—	15	137	2,567	(1)	2,719

Total operating expenses	3,849	4,747	1,364	2,385		12,345

Total operating income (loss)	(2,214)	(364)	(1,323)	(2,567)		(6,468)
Other income (expense), net	(124)	(20)	(3)	—		(146)

Net loss before income taxes	(2,338)	(384)	(1,325)	(2,567)		(6,614)

Income tax benefit (expense)	—	(5)	—	—		(5)

Net income (loss)	$(2,338)	$(389)	$(1,325)	$(2,567)		$(6,619)

Less: Net income (loss) attributable to noncontrolling interests	1,097	—	—	124		1,221

Net loss attributable to Triller Corp. (continuing operations)	$(3,435)	$(389)	$(1,325)	$(2,691)		$(7,840)

(1)

Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisitions of BKFC, Julius and Fangage as shown in the table below (dollars in thousands).

(2)	Elimination of intercompany revenue and expenses recognized pre-acquisition between FITETV and BKFC.

	BKFC	Julius	Fangage	Adjustment to Historical Amortization of Julius and Fangage	Total
Depreciation and amortization	$518	$991	$1,308	$(250)	$2,567

Total Purchase Accounting Adjustments	$518	$991	$1,308	$(250)	$2,567

	For the period January 1, 2021 to January 26, 2021	For the period January 1, 2021 to July 29, 2021	For the period January 1, 2021 to October 29, 2021	For the period January 1, 2021 to December 12, 2021	For the period January 1, 2021 to December 31, 2021	For the period January 1, 2021 to December 31, 2021	For the period January 1, 2021 to December 31, 2021			For the Year Ended December 31, 2021
	Verzuz (Historical)	Fite TV (Historical)	Thuzio (Historical)	Amplify.ai (Historical)	BKFC (Historical)	Julius (Historical)	Fangage (Historical)	Purchase Accounting Adjustments		Triller Acquisitions (As Adjusted)
Revenues
Revenues	$150	$21,939	$3,663	$3,940	$4,861	$5,831	$282	$—		$40,666
Operating costs and expenses
Cost of revenues	68	17,652	2,502	1,549	6,993	1,053	11	—		29,828
Research and development	—	83	341	1,182	—	1,880	—	—		3,486
Selling and marketing	—	8,324	1,227	849	1,680	2,054	474	—		14,608
General and administrative	20	3,471	556	337	2,682	1,607	678	—		9,350
Depreciation and amortization	—	355	213	—	—	28	106	20,277	(1)	20,980

Total operating expenses	88	29,885	4,839	3,917	11,355	6,622	1,269	20,277		78,252

Total operating income (loss)	62	(7,946)	(1,176)	23	(6,493)	(792)	(987)	(20,277)		(37,586)
Other income (expense), net	—	104	478	(2,602)	(140)	1,028	(1,583)	—		(2,715)

Net loss before income taxes	62	(7,842)	(698)	(2,579)	(6,633)	237	(2,570)	(20,277)		(40,300)

Income tax benefit (expense)	—	—	—	(62)	—	(10)	—	—		(72)

Net income (loss)	$62	$(7,842)	$(698)	$(2,641)	$(6,633)	$227	$(2,570)	$(20,277)		$(40,373)

Less: Net income (loss) attributable to noncontrolling interests	—	—	—	—	(1,592)	—	—	(497)		(2,089)

Net loss attributable to Triller, Inc. (continuing operations)	$62	$(7,842)	$(698)	$(2,641)	$(5,041)	$227	$(2,570)	$(19,780)		$(38,284)

(1)

Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisitions of Verzuz, FITETV, Thuzio, Amplify.ai, BKFC, Julius and Fangage as shown in the table below (dollars in thousands).

	Verzuz	Fite TV	Thuzio	Amplify.ai	BKFC	Julius	Fangage	Total
Depreciation and amortization	$133	$2,544	$1,275	$9,995	$2,070	$2,590	$1,670	$20,277

Total Purchase Accounting Adjustments	$133	$2,544	$1,275	$9,995	$2,070	$2,590	$1,670	$20,277

	For the period January 1, 2020 to July 7, 2020	For the period April 9, 2020 (Inception) to December 31, 2020	For the period January 1, 2020 to December 31, 2020	For the period January 1, 2020 to December 31, 2020	For the period January 1, 2020 to December 31, 2020	For the period January 1, 2020 to December 31, 2020	For the period January 1, 2020 to December 31, 2020	For the period January 1, 2020 to December 31, 2020			For the Year Ended December 31, 2020
	Halogen (Historical)	Verzuz (Historical)	Fite TV (Historical)	Thuzio (Historical)	Amplify.ai (Historical)	BKFC (Historical)	Julius (Historical)	Fangage (Historical)	Purchase Accounting Adjustments		Triller Acquisitions (As Adjusted)
Revenues
Revenues	$1	$1,442	$43,014	$2,756	$3,491	$948	$5,989	$16	$—		$57,658
Operating costs and expenses
Cost of revenues	171	—	36,407	1,915	851	2,871	1,038	3	—		43,256
Research and development	—	—	—	280	—	—	2,022	—	—		2,302
Selling and marketing	5	—	—	856	—	912	2,097	82	—		3,952
General and administrative	1,271	493	4,190	621	2,084	621	2,143	—	—		11,424
Depreciation and amortization	1,278	—	—	28	—	—	29	16	25,340	(1)	26,692

Total operating expenses	2,725	493	40,597	3,701	2,935	4,404	7,329	102	25,340		87,625

Total operating income (loss)	(2,724)	949	2,417	(944)	556	(3,456)	(1,340)	(86)	(25,340)		(29,967)
Other income (expense), net	(1)	—	(64)	3	(30)	0	(125)	(14)	—		(231)

Net loss before income taxes	(2,725)	949	2,353	(941)	526	(3,456)	(1,464)	(100)	(25,340)		(30,198)

Income tax benefit (expense)	(0)	—	(11)	—	(38)	—	(17)	—	—		(66)

Net income (loss)	$(2,725)	$949	$2,342	$(941)	$488	$(3,456)	$(1,481)	$(100)	$(25,340)		$(30,264)

Less: Net income (loss) attributable to noncontrolling interests	—	—	—	—	—	(829)	—	—	(497)		(1,326)

Net loss attributable to Triller Corp. (continuing operations)	$(2,725)	$949	$2,342	$(941)	$488	$(2,626)	$(1,481)	$(100)	$(24,843)		$(28,938)

(1)

Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisitions of Halogen, Verzuz, FITETV, Thuzio, Amplify.ai, BKFC, Julius and Fangage as shown in the table below (dollars in thousands).

	Halogen	Verzuz	Fite TV	Thuzio	Amplify.ai	BKFC	Julius	Fangage	Total
Depreciation and amortization	$1,090	$1,600	$4,360	$1,530	$10,430	$2,070	$2,590	$1,670	$25,340

Total Purchase Accounting Adjustments	$1,090	$1,600	$4,360	$1,530	$10,430	$2,070	$2,590	$1,670	$25,340

4.	Loss per Share

Represents the net loss per share from continuing operations calculated using the weighted average common shares outstanding in the historical financial statements. Since the changes in capitalization described in the Reorganization and Listing-related Transactions are being given effect as if consummated on December 31, 2022, the pro forma amount of weighted average shares outstanding used in the pro forma consolidated statements of operations for 2022, 2021 and 2020 have not been changed, and reflect the historical number of weighted average shares outstanding for each of those years, respectively. Furthermore, the inclusion of additional shares that are expected to be issued as a result of the Reorganization and Listing-related Transactions would have an antidilutive effect on the resulting pro forma net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires all references in this section to “Triller,” the “Company,” “we,” “us” or “our” refer to the business of Triller Hold Co LLC and its subsidiaries prior to the Reorganization.

The following discussion and analysis provide information which Triller’s management believes is relevant to an assessment and understanding of Triller’s consolidated results of operations and financial condition. The discussion should be read together with the unaudited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 and the related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Triller’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.

The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to consolidated financial statements as of and for the periods ended December 31, 2020 and December 31, 2021. For additional information and a detailed discussion of the Restatement, see Note 2, “Prior Period Reclassifications and Restatement.”

Overview

We are a global, AI powered Technology Platform that serves a broad constituent of Creators and Brands around the world. Famous Creators that use or have used our Technology Platform include influencers like Charli D’Amelio and Bryce Hall, music artists like, Justin Bieber, Marshmello, JLO, Eminem, Cardi B., The Weeknd, Alicia Keys and Post Malone and athletes like Mike Tyson and Jake Paul. Brands that have utilized or continue to utilize our Technology Platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball. We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception, we have raised more than $380 million in capital, established more than 550 million user accounts (defined as any individual that has created an account to access our Technology Platform) across our offerings, dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions and have become a diversified Technology Platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce content under our own and third-party Brands, including trendsetting music, sports, lifestyle, fashion and entertainment media that creates cultural moments, attracts users to our offerings and drives social interaction that serves as a cultural wellspring across digital society.

Our Business Model

Our AI-driven, mission-critical Technology Platform helps enable Creators and Brands to reach their target audiences and our messaging-based notification services drives a continuous cycle of engagement for audiences (where they stay “in the know” and are kept up-to-date on what their favorite Creators and Brands are publishing), while the Creators and Brands receive actionable real-time data, analytics and feedback. The actionable real-time data can be used by AI / Machine Learning (“ML”) platforms to automate responses, which in turn can increase user engagement.

Our Technology Platform generates revenue through Brands and consumers. In the years ended December 31, 2022, 2021 and 2020 we generated 83%, 97% and 100%, respectively, of our revenue from Brands. Brand revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees.

When we enable the consumption of content by individuals, primarily in the form of Triller branded live events, we also generate revenue from consumers in the form of Creator driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. In the years ended December 31, 2022, 2021 and 2020 we generated 17%, 3% and 0% of our revenue from consumers. Our partnerships with high-profile Creators and Brands enable us to host live events that receive significant viewership through the Triller app, FITE TV, Verzuz, BKFC and Metaverz.

We have a host of service offerings that drive awareness, engagement and monetization. The reason we call this a Technology Platform is because we offer a highly differentiated solution that integrates all of our service offerings into a comprehensive portfolio of services that go well beyond a single app-based or web-based content solution to virtually every medium of content engagement (social media, streaming, live events, virtual world experiences etc.). We create network effects via our proprietary AI-powered technology designed to drive optimal engagement through the best channels, increasing the return-on-investment for Creators and Brands. Our partnerships with high-profile Creators and Brands enable us to host events that receive massive viewership, averaging more than 2 million viewers per event (e.g., Verzuz, BKFC and Metaverz). Furthermore, the efficiencies gained from our AI-powered Technology Platform enable both us and our partners to operate at scale to grow via multiple channels of engagement. In contrast, our major competitors employ a walled-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of content creators. Our approach, differentiated from the above companies, helps our Creators and Brands distribute their content on any platform while also focusing on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services.

Acquisitions

We have consummated several acquisitions at various times during 2020, 2021 and 2022; specifically, the acquisitions of Halogen, Verzuz, FITE TV, Thuzio, Amplify.ai, BKFC, Julius and Fangage. These acquisitions have generated the majority of our revenue growth over the last three fiscal years. Please refer to the “Pro Forma Condensed Consolidated Statements of Operations” which reflect each of the acquisitions as if it took place as of the beginning of the earliest period presented; thus, as if they all took place on January 1, 2020.

While each of our acquisitions in the years ended December 31, 2022, 2021 and 2020 contributed to higher revenue and, with some higher operating losses, our management does not monitor the individualized impact of any acquired business’s operating results on our revenue and earnings, opting instead to evaluate the business on an enterprise-wide basis. This is due in part to the fact that we view acquisitions as ordinary course business activity in which we regularly engage and in part because following an acquisition we immediately formulate an integration plan of the acquired business into our own operations, which would result in commingled revenue generation and expense incurrence which makes the impact of any single acquisition or group of acquisitions difficult to quantify and unlikely to result in the obtainment of meaningful data to utilize in evaluating our business.

We allocate and deploy financial and human capital in a manner consistent with the foregoing. For example, sales and marketing personnel and efforts across various entities are viewed as a single division. Engineering, research and development, and technologies are transferred and shared across the enterprise to promote knowledge dissemination and increased efficiency. Where appropriate, engineers from various businesses are allocated to the same project, regardless of where the accompanying personnel expense is recorded. Similarly, administrative functions, including business-unit management, accounting and legal, are transferred or combined. As a result, based on management’s evaluation of staff capabilities and the resources available in each business, an acquired entity may incur an increase or decrease in costs and responsibilities and may contribute to product and service offerings for which such entity may not directly generate revenue. Accordingly, management does not practically measure the impact of any particular acquisition.

Key Acquisitions

We have grown our business primarily through acquisitions. We made the following acquisitions during the years ended December 31, 2022, 2021 and 2020:

•	we acquired Halogen on July 8, 2020;

•	we acquired Verzuz on January 27, 2021;

•	we acquired FITE TV on July 30, 2021;

•	we acquired Thuzio on October 30, 2021;

•	we acquired Amplify.ai on December 13, 2021;

•	we acquired BKFC on April 1, 2022;

•	we acquired Fangage on November 1, 2022; and

•	we acquired Julius on November 1, 2022.

Discontinued Operations

In June 2022, our management announced its intentions to strategically divest the Triller Fight Club Event Production business (“TFC Productions”). As a result of these actions, TFC Productions is reported as a discontinued operations in the consolidated financial statements for all periods presented.

Factors Affecting Triller’s Financial Condition and Results of Operations

Our financial condition and results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

Industry Landscape

We operate within the estimated $376 billion global digital content marketplace, according to Statistica’s November 2022 report on worldwide digital media, and focus our efforts on the creator economy, which CB Insights estimated exceeded $100 billion in 2022.

We operate in a competitive market. The major companies that serve this market include Meta, Alphabet, ByteDance, Snap and Twitter, who all employ a walled-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of content creators. Furthermore, only approximately 1% of these content creators receives any revenue share from these platforms in support of their efforts to monetize activities. Our differentiated approach helps our Creators and Brands distribute their content on any platform and focus on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services. This open-garden approach stands in contrast to the walled-garden approach, and we believe is a major reason that attracts Creators and Brands to Triller. Although we believe we have a differentiated approach, we compete to attract, engage and retain users against existing companies and potential entrants, both globally and in particular geographic regions where we operate. These competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete and greater overall resources than us. These attributes enable them to devote more financial resources to technology, infrastructure, fulfillment and marketing, which in turn may impact our competitiveness. In addition, our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the individual Creators and Brands we partner with and the assets we own. Our success depends in part on our ability to generate commerce and offer premium content that meets the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content.

We offer diverse products and services that compete for consumers’ time and disposable income. The rise of streaming, increased competition from well-capitalized tech entrants, legislative and regulatory changes and continued viewership appeal are all factors influencing the projected growth of digital media content and consumption. This growth has benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more unique interactive experiences that they can document and broadcast through social media. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include shifting customer preferences. costs to curate and produce events, as well as shifting consumer preferences.

We are also subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. In addition, new governmental policies and regulations can affect our business in meaningful ways, even when such policies and regulations are not directly related to our business. For example, the implementation of regulations to give end-users more control over how their data and personal information are utilized could affect the attractiveness of our Technology Platform. We have been impacted by other significant legislative and regulatory developments in the past, and proposed or new legislation and regulations could significantly affect our business and results of operations in the future.

Acquisitions

A key component of our growth strategy is to utilize the breadth and scale of our Technology Platform to identify attractive opportunities to either enhance our existing businesses or grow our portfolio of owned assets. Our Technology Platform and decades of media industry insights allow us to identify new industry trends and related acquisition opportunities, and we often benefit from inbound and proprietary opportunities. We believe we have a core competency in evaluating and integrating these acquisitions with a disciplined approach.

Our ability to successfully integrate past and future acquisitions will impact our results of operations. To maintain and grow our results of operations, we will have to successfully integrate businesses that we acquire to realize the full benefits of the combined businesses. Even if we successfully acquire a business entity, there is no assurance that our combined business will become profitable. The process of completing the integration of acquired businesses could cause an interruption of, or loss of momentum in, the activities of our company and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the pursuit of business acquisitions and the integration of acquired businesses, and the incurrence of significant, acquisition related costs in connection with proposed and completed acquisitions, could have an adverse effect on our business, financial condition or results of operations.

In addition, recent acquisitions and future acquisitions may make it more difficult to evaluate our performance period over period. We have significant goodwill and intangible assets from prior acquisitions. The amortization of definite-lived intangibles assets will continue to adversely impact our results of operations. Future acquisitions may increase such goodwill and intangible asset balances, further adversely impacting our results of operations. We remain focused on executing our long-term goals and objectives, which include integrating our acquisitions and continuing to seek opportunities to further enhance our Technology Platform.

Estimates and assumptions are made when estimating the fair value of intangible assets and goodwill. If the subsequent actual carrying value of goodwill or intangible assets change adversely compared to the assumptions and projections used to develop the original value, we may record impairment charges, adversely affecting its results of operations. In addition, we estimate the economic lives of certain acquired assets and these lives are used to calculate amortization and depreciation. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed, which could materially impact the results of operations.

Market and Economic Conditions

Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as pandemics (e.g., COVID-19), unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond Triller’s control, the impacts on its results of operations becomes more acute in periods of a slowing economy or recession, which may be accompanied by changes in corporate sponsorship and advertising and decreases in attendance at our live events. During periods of reduced economic activity, many consumers have historically reduced their discretionary spending and advertisers have reduced their sponsorship and advertising expenditures, which can result in a reduction in sponsorship opportunities. A prolonged period of reduced consumer or corporate spending could have an adverse effect on our business, financial condition and results of operations.

Furthermore, changes in public and individual consumer tastes and preferences as well as industry trends could reduce demand for our services and content offerings and adversely affect our business. Our ability to generate revenue from discretionary spending on entertainment and sports events and corporate sponsorships and advertising, is subject to many factors that are beyond our control, such as consumer preference. While we are continuing to assess the efficiency of our marketing and promotion activities, our limited operating history and the relative novelty of the online music, sports and other livestreaming events makes it difficult for us to predict when the Company will achieve its longer-term profitability objectives.

Seasonality

Our operating results are not materially affected by seasonal factors. However, we may produce several large-scale premier events throughout the year, including Verzuz, BKFC and FITETV programming, which result in increased revenues and expenses during the periods in which these events occur. However, given the scale, breadth, and diversity of Triller’s clients and its portfolio of assets, Triller is not dependent on any one single client. For example, Verzuz, BKFC and FITETV events take place on a monthly basis. Because Triller’s results may vary significantly from quarter-to-quarter or year-to-year, its financial results for one quarter or one year cannot necessarily be compared to another quarter or year and may not be indicative of Triller’s future financial performance in subsequent quarters or years.

Personnel and Stock-Based Compensation Expense

Our business relies on our ability to attract and retain talent, including engineers, data scientists, product designers and product developers, particularly as our business scales. Our employee headcount has grown from 89 as of December 31, 2020 to 301 as of December 31, 2022, consistent with scaling our business, and is expected to continue to grow to support expected revenue growth. Personnel related costs make up a significant component of our operating expenses, including stock-based compensation, and we expect this trend to continue in the future. In addition, market volatility may cause fluctuations in our stock-based compensation expense and may impact our use of stock-based compensation.

Investing in Growth While Driving Long-Term Profitability

Triller has a track record of delivering an innovative, differentiated and scalable Technology Platform to consumers, Creators, and Brands around the world. Triller remains committed to delivering market-leading technology that creates a strong return on investment for its Creators and Brands. Maintaining Triller’s software solution leadership is imperative to its growth plan and Triller intends to continue making significant investments in research and development to improve and expand its platform, software solutions, in addition to investments in its platform infrastructure.

Triller expects to continue to invest in technology, product, and marketing innovation, while balancing driving growth with long-term margins.

Ability to Sustain Our Growth

We are in the early stages of our business. To date, we have seen rapid growth in both the number of our Brands and Creators and in our expenses as we scale our business. However, as we exit the early growth stage of our company, our rate of growth and expenses will likely slow as we achieve scale. We do not expect to continue incurring significant increases to cost of revenues in proportion to revenues in future periods. Management expects revenues to increase in the future from the investments which we made in 2022. Cost of revenues as a percentage of revenues are expected to decrease as our brands mature and initial ramp up costs begin to scale.

Additionally, as we scale and our user community grows larger, we will be able to facilitate more meaningful interactions and attract more Brands as a result of the wider selection of consumers and Creators. Our revenue growth primarily depends on growth in paying Brands, but our revenue components may change as our business continues to grow. While we believe we are in the early days of our opportunity, at some point we may face challenges increasing our paying Brands and Creators, including competition from alternative products and platforms and lower adoption of certain product features.

Global Expansion

We are focused on growing our platform globally, including through entering new markets and investing in under-penetrated markets. Expanding into new geographies will require increased costs related to marketing, as well as localization of product features and services. Potential risks to our expansion into new geographies will include competition and compliance with foreign laws and regulations. As we expand into certain new geographies, we may see changes in our sources of revenue or consumer preferences.

Key Operating Metrics

We track and analyze the following key operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make key strategic decisions to drive continuous improvements. These metrics are important for us because increased interactions demonstrate high levels of engagement, create deeper connections with the consumer and help create targeted profiling opportunities, all of which are necessary to generate monetizable events for us and our Creators and Brands. The more social media posts and social media reactions that occur in connection with our Technology Platform, even if they occur on other social media sites, is an indication of the value of our Technology Platform to our consumers, Creators and Brands. The more consumers, Creators and Brands that utilize our Technology Platform, the more potential revenue we will be able to generate.

Number of User Interactions Enabled. We define the number of user interactions enabled as the number of posts, messages, automated communications and e-commerce transactions various social platforms (including but not limited to Triller branded offerings, Instagram, TikTok, Facebook, YouTube, Snapchat and Twitter), across web sites and via SMS messaging, each of which we enabled and believe could result in a monetizable event for us and our Creators and Brands. We measure the number of user interactions enabled through third party systems that are API integrated into various internal systems on a continuous basis. These interactions total to more than 2.2 billion quarterly user interactions enabled as of December 31, 2022. We view this as the most important industry metric because these interactions demonstrate high levels of engagement, create deeper connections with the consumer and help create targeted profiling opportunities, all of which are necessary to generate monetizable events for us and our Creators and Brands.

Number of Social Media Posts. We define social media posts as unique content published on one or more social media platforms, which includes text comments, images, videos and other short-form content. The number of social media posts is calculated through third party systems that are API integrated into various internal systems on a continuous basis. We believe that the number of social media posts across many social media platforms including the Triller app, Facebook, Instagram, YouTube, Snapchat and Twitter among others is a key indicator because social media posts are necessary to drive engagement with Creators and Brands. The below chart shows the growth in social posts in the period between January 1, 2021 and December 31, 2022.

Number of Social Media Reactions. The social media posts are the catalyst that results in a much larger number of social media reactions which are a key focus of interest for Creators and Brands. Social media reactions demonstrate how often and in what form an audience interacts with social media posts. The number of social media reactions is a key tool used by Creators and Brands to better understand how consumers engage with their specific content and because it represents actionable data which can be used to tailor their marketing strategy in real-time. We define the number of social media reactions as any reaction, comment or share of an original social media post published by Creators and Brands across many social media platforms including the Triller app, Facebook, Instagram, YouTube, Snapchat and Twitter among others. The number of social reactions is calculated through third party systems that are API integrated into various internal systems on a continuous basis. The total number of social media reactions on an aggregate basis does not correlate directly with the number of social media posts over the same period for several reasons. For example, certain social media posts might generate a disproportionate number of reactions during specific live events, political or civic events or other major events which do not follow a specific pattern or schedule. The below chart shows the number of social reactions in each of the periods indicated below between January 1, 2021 and December 31, 2022.

Total Creators. We define total Creators as the total number of individual Creators recorded in the databases of our Technology Platform that we track and are able to benefit from the services and features offered through our Technology Platform by increasing awareness, driving content consumption and generating commerce. We include all Creators or Creator accounts that appear in our customer dashboards and reports during the reported period and are relevant to queries initiated by our customers. Creators are not duplicated across customer accounts. We believe this is an important metric for our business because attracting more Creators increases the scale of our Technology Platform, generates more content and helps attract more Brands to our platform.

Total Brands. We define total Brands as the total number of brands that we track on our Technology Platform and that appear in our dashboards and reports during the reported period. A Brand that shows up in more than one report is only counted as one Brand for this measure during a reporting period. We believe this is an important metric for our business because attracting more Brands increases the scale of our Technology Platform, improves overall monetization rates and helps in turn to attract more Creators to our platform.

Components of Results of Operations

Revenue

Our Technology Platform generates revenue through Brands and consumers. In the years ended December 31, 2022, 2021 and 2020 we generated 83%, 97% and 100%, respectively, of our revenue from Brands. We derive a majority of our revenue from Brands in the form of revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Examples of revenue share arrangements include, inter alia, video content hosted on our Technology Platform, ecommerce transactions facilitated by our Technology Platform and merchandise sold through our Technology Platform. Service fees comes from Brands that utilize our platform to reach consumers via a combination of campaign fees, sponsorship fees and transaction fees or SaaS fees, including monthly subscription fees. When we enable the consumption of content by individuals, primarily in the form of Triller branded live events, we also generate revenue from consumers in the form of Creator driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. Our revenues are generally recognized when services are delivered and when transactions occur. Revenue from Brands is generally recognized as advertisements and associated content are viewed or interacted with, on the Triller App or across the various third-party platforms we support.

Cost of Revenues

Cost of revenue is comprised of fees paid to Creators, performance and agency contracts, including media rights costs, as well as other license and royalty fees paid to third parties, hosting infrastructure and data center operations, personnel-related expenses for our customer implementation teams and contractors, including salaries and other related costs, service fees paid to third parties, and costs to host physical events, including staffing, materials and merchandise for sale. We anticipate that cost of revenues will increase in the future on an absolute dollar basis, but generally in proportion to our revenues, as we continue to benefit from increased scale and capitalize on new and incremental revenue opportunities.

Operating Expenses

Unit-based Compensation

Unit-based compensation expenses consist primarily of expenses related to warrants and stock options issued by Triller. The fair market value of these equities is determined using the Black-Sholes option pricing model. The value of the equities is then expensed over the service/vesting period, in accordance with ASC 718, Compensation – Stock Compensation.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and related expenses, travel and related costs, and brand and creative services which are amortized over time. These expenses also include expenditures related to advertising, marketing, promotional events and brand awareness activities, as well as allocated overhead. We anticipate that our sales and marketing expenses will increase in the future as we increase our headcount to support the continued growth of our business.

Research and Development

Research and development expenses consist primarily of personnel costs and related expenses, as well as third party tools and labor. Triller continues to focus its research and development efforts on adding new features and products and increasing the functionality and enhancing the ease of use of its existing products. Triller capitalizes the portion of its software development costs that meets the criteria for capitalization under ASC 350-40, Internal Use Software. We anticipate that research and development costs will increase in the future on an absolute dollar basis, but generally in proportion to our revenues, as we continue to benefit from increased scale.

Contingent Consideration

Contingent consideration consists of the periodic fair value adjustment to contingent consideration outstanding from previous acquisitions. Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in Other income (expense) in the consolidated statement of operations and comprehensive loss. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

General and Administrative

General and administrative expenses consist primarily of personnel costs and related expenses for Triller’s administrative, legal, human resources, information technology, finance and accounting employees, and executives. Additionally, general and administrative expenses include professional service fees, music licensing, insurance premiums, and other corporate expenses that are not allocated to the above expense categories.

Depreciation and Amortization

Depreciation and amortization expenses consist primarily of amortization expenses related to Triller’s intangible assets, including historical acquired intangible assets, such as trademarks and tradename intangibles, content, customer-related intangibles, developed technology, and capitalized software.

Other Income (Expense), net

Other income (expense) consists primarily of expenses such as interest expense, changes in fair value of contingent consideration and warrant revaluation.

Provision for Income Taxes

Triller estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on its consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in its consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of Triller’ deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

Triller evaluates the realizability of its deferred tax assets and recognizes a valuation allowance when it is more likely than not that a future benefit on such deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in Triller’s consolidated statements of operations and comprehensive loss. Triller’s judgment is required in determining the valuation allowance recorded against its net deferred tax assets.

Triller recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Triller recognizes interest and penalties related to uncertain tax positions in its provision for income taxes.

Results of Operations and Comprehensive Loss

Comparison of the Years Ended December 31, 2022, 2021 and 2020

The following table sets forth Triller’s unaudited results of operations for the years ended December 31, 2022, 2021 and 2020:

	Year Ended, December 31			Change in %
	2022	2021	2020	2022 / 2021	2021 / 2020
(dollars in thousands)
Revenue	$49,142	$26,408	$3,660	86%	622%
Operating costs and expenses(1)
Costs of revenues	41,280	26,221	4,197	57%	525%
Research and development	12,124	8,479	4,246	43%	100%
Sales and marketing	30,706	143,082	18,396	(79%)	678%
Contingent Consideration	1,794	2,240	—	(20%)	NM
General and administrative	100,298	474,376	41,254	(79%)	1,050%
Depreciation and amortization	26,641	9,132	1,877	192%	387%

Total operating expenses	212,844	663,530	69,970	(68%)	848%
Total operating loss	(163,702)	(637,122)	(66,310)	(74%)	861%
Other income (expense), net
Change in fair value of warrants and long-term debt	26,585	(65,227)	(31,288)	(141%)	108%
Interest expense	(25,417)	(44)	(1,850)	NM	(98%)
Other expense	(193)	485	—	(140%)	NM

Other income (expense), net	975	(64,786)	(33,138)	(102%)	96%
Loss from continuing operations before income taxes	(162,727)	(701,908)	(99,448)	(77%)	606%
Income tax benefit	6,493	1,088	—	(697%)	NM

Net loss from continuing operations	(156,234)	(700,820)	(99,448)	(78%)	605%
Net (loss) income from discontinued operations,

net of income taxes	(38,001)	(71,114)	22,202	(47%)	(420%)
Net loss	(194,235)	(771,934)	(77,246)	(75%)	899%
Less: Net loss attributable to noncontrolling interests	(3,920)	—	—	NM	NM

Net loss attributable to Triller Corp.	($190,315)	($771,934)	($77,246)	(75%)	899%

(1)	Stock-based compensation expense included in our operating costs and expenses was as follows:

	Year Ended, December 31
($ in thousands)	2022	2021	2020
Costs of revenues	$255	$464	$97
Research and development	7,358	1,532	1,146
Sales and marketing	1,914	95,364	2,419
General and administrative	4,518	384,405	9,517
Discontinued operations	8,948	14,371	163

Total stock-based compensation expense	$22,993	$496,136	$13,342

The following table sets forth the components of Triller’s unaudited results of operations data, for each of the periods presented, as a percentage of revenue.

	Year Ended December 31,
	2022	2021	2020
Revenue	100%	100%	100%
Operating costs and expenses
Costs of revenues	84%	99%	115%
Research and development	25%	32%	116%
Sales and marketing	62%	542%	503%
Contingent Consideration	4%	8%	NM
General and administrative	204%	1,796%	1,127%
Depreciation and amortization	54%	35%	51%
Total operating expenses	433%	2,513%	1,912%
Total operating loss	(333%)	(2,413%)	(1,812%)
Other income (expense), net	2%	(245%)	(905%)
Net loss from continuing operations before tax	(331%)	(2,658%)	(2,717%)
Income tax benefit	13%	4%	NM
Net loss from continuing operations	(318%)	(2,654%)	(2,717%)
Net loss from discontinued operations, net of tax	(77%)	(269%)	607%
Net loss	(395%)	(2,923%)	(2,111%)

Revenues

Revenue increased by $22.7 million, or 86%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in revenue was primarily attributable to growth from acquisitions, which contributed $11.9 million of incremental revenue, coupled with an increase in organic revenue growth, which contributed $10.8 million in incremental revenue. Organic revenue growth was largely driven by an increase in the number events in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Revenue increased by $22.7 million, or 622%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in revenue was entirely attributable to growth from acquisitions.

Cost of Revenues

Cost of revenue increased by $15.1 million, or 57%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to a full year of operations in the year ended December 31, 2022 for partial year cost of revenue related to the acquisitions of BKFC and Julius of $11.5 million and $0.3 million, respectively, as well as increases in full year cost of revenue from the acquisitions of Amplify and FITE TV of $6.5 million and $2.7 million, respectively. These increases were offset by decreases in cost of revenue by BKFC and Triller.

Cost of revenue increased by $22.0 million, or 525%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to the partial year cost of revenue from the acquisitions of Verzuz, Thuzio, FITE TV and Amplify of $13.7 million, $1.2 million, $11.9 million and $0.2 million, respectively.

Research and Development

Research and development expenses increased by $3.6 million, or 43%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to ongoing investment in software and technology related to our Technology Platform, which had research costs of $3.3 million.

Research and development expenses increased by $4.2 million, or 100%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to increased maintenance of our platform and increased personnel compensation.

Selling and Marketing

Selling and marketing expenses decreased by $112.4 million, or 79%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease is primarily attributable to lower marketing and advertising as part of our efforts to reduce overall operating costs by leveraging our acquisitions and Technology Platform as well as focusing our efforts on our core audiences.

Selling and marketing expenses increased by $124.7 million, or 678%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase is primarily attributable to higher marketing and advertising from partnership programs to build our brands and personnel compensation.

Contingent Consideration

Contingent consideration expenses decreased by $0.5 million, or 20%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease is primarily attributable to the settlement of Verzuz and Thuzio earn-out liabilities during the year-ended December 31, 2022, which was offset by the fair value change in earn-out liability for BKFC as of December 31, 2022.

Contingent consideration expenses increased by $2.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, during which period there was no contingent consideration expensed.

General and Administrative from Continuing Operations

General and administrative expenses decreased by $374.2 million, or 79%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was primarily attributable to the inclusion of $375.9 million in stock-based compensation expense in the year ended December 31, 2021 which was not repeated in the year ended December 31, 2022. The decrease is also attributable to lower compensation expense in the year ended December 31, 2022 driven by the Company’s efforts to reduce overall operating costs.

General and administrative expenses increased by $433.1 million, or 1,050%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to the inclusion of $375.9 million in unit-based compensation expense in the year ended December 31, 2021. The $375.9 million of unit-based compensation expenses includes issuances of warrants to significant shareholders and to service providers.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense increased by $17.5 million, or 192%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to increased expense related to finite-lived intangible assets recognized in connection with the Verzuz, Julius, Fangage, BKFC, FITE TV, Thuzio and Amplify.ai acquisitions.

Depreciation and amortization expense increased by $7.3 million, or 387%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to increased expense related to finite-lived intangible assets recognized in connection with Verzuz, FITE TV, Thuzio and Amplify.ai.

Change in fair value of warrants and long-term debt

The change in fair value of warrants and long-term debt as of the year ended December 31, 2022 was $26.6 million, compared to $(65.2) million as of the year ended December 31, 2021, which represents an increase of $91.8 million. The change in fair value warrants and long-term debt of $26.6 million was a combination of a $(39.6) million change in the fair value of warrant liabilities and a $11.8 million change in the fair value of long term debt.

The change in fair value of warrants and long-term debt as of the year ended December 31, 2021 was $(65.3) million, compared to $(31.3) million as of the year ended December 31, 2021, which represents a decrease of $33.9 million. The change in fair value warrants and long-term debt consisted of a $(65.3) million change in the fair value of warrant liabilities.

Other income (expense), net from Continuing Operations

Other income (expense), net increased by $65.8 million, or 102%, to a net other income of $1.0 million for year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was driven primarily by a $91.8 million change in the fair value adjustments to warrants as the fair value of warrants resulted in an income of $26.6 million for the year ended December 31, 2022 compared to a fair value loss of $65.3 million for the year ended December 31, 2021. This increase was offset by a $25.4 million increase in interest expense for the year-ended December 31, 2022.

Other income (expense), net decreased by $31.6 million, or 96%, to an other expense of $64.8 million for year ended December 31, 2021 compared to the year ended December 31, 2020. This decrease was driven primarily by a $33.9 million change in the fair value adjustments to warrants as the fair value of warrants resulted in a net loss on fair value of $65.2 million and $31.3 million, respectively.

Income tax benefit (expense) from Continuing Operations

Income tax benefit was $6.5 million for the year ended December 31, 2022 compared to an income tax expense of $1.1 million for the year ended December 31, 2021.

Income tax expense was $1.1 million for the year ended December 31, 2021 after having no income tax benefit or expense for the year ended December 31, 2020. For the period ending December 31, 2021, Triller had a partial valuation allowance and was able to benefit from pre-tax loss, resulting in a small tax benefit.

Net Loss (Income) from Discontinued Operations

Net loss from discontinued operations decreased by $33.1 million, or 47%, in the year ended December 31, 2022 compared to net loss from discontinued operations of $71.1 million in the prior year. The net loss was primarily attributable to higher production and operating costs associated with the TFC Productions coupled with lower revenues.

Net loss from discontinued operations increased by $93.3 million, or 420%, in the year ended December 31, 2021 compared to net income from discontinued operations of $22.2 million in the prior year. The net loss was primarily attributable to higher production and operating costs associated with the TFC Productions coupled with lower revenues.

Non-GAAP Financial Measures

In addition to our results of operations determined in accordance with GAAP, we believe the following non-GAAP measure is useful in evaluating our operational performance. This measure has limitations as an analytical tool and when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measure differently than other companies who report measures with the similar titles and, as a result, the non-GAAP measure we report may not be comparable with that of companies in its industry or in other industries.

We believe that Adjusted EBITDA, the non-GAAP financial measure we use, is useful in evaluating its operational performance. Triller management uses this non-GAAP financial measure to evaluate its ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information, may be helpful to investors in assessing its operating performance and comparing its performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. The non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss, adjusted for interest expense, income taxes, depreciation and amortization, fair value adjustments and non-recurring expenses, such as acquisition expenses.

We believe that Adjusted EBITDA, as defined above, is useful in evaluating our operational performance distinct and apart from financing costs, certain expenses and non-operational expenses. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance within an industry. Many users of the financial statements consider Adjusted EBITDA a more accurate reflection of a company’s worth because it adjusts for one time or non-recurring costs.

Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with GAAP. In addition, the presentation of these measures should not be construed as an inference that Triller’s future results will be unaffected by unusual or non-recurring items.

The following table reconciles unaudited net loss, the most directly comparable financial metric, calculated and presented in accordance with GAAP to the non-GAAP measure of Adjusted EBITDA:

	Year Ended, December 31,
(in thousands)	2022	2021	2020
Net loss	$(194,235)	$(771,934)	$(77,246)
Adjusted for:
Depreciation and amortization	26,641	9,132	1,877
Interest expense	4,321	44	1,850
Income tax benefit	(6,493)	(1,088)	—

EBITDA	(169,766)	(763,846)	(73,519)
Stock compensation expense	22,993	496,136	13,342
Transaction-related costs(1)	4,034	4,861	70
Non-recurring litigation expense(2)	15,361	—	—
Discontinued operations(3)	38,001	71,114	(22,202)
(Gain) Loss on remeasurement of warrant liabilities(4)	(39,553)	65,227	31,288
Loss on remeasurement of contingent consideration(5)	1,794	2,140	—
Debt modification losses and debt fair value adjustments	34,064	—	—

Adjusted EBITDA	$(93,072)	$(124,368)	$(51,021)

(1)

Acquisition costs incurred related to the acquisitions of Verzuz, FITE TV, Thuzio, and Amplify.ai totaling approximately $4.9 million is reflected in 2021. Transaction costs incurred in relation to our proposed Direct Listing, and for ancillary transaction costs totaling approximately $4.0 million is reflected in 2022.

(2)	Represents expense associated with the settlement or other resolution of two litigation matters.
(3)	In June 2022, we discontinued our TFC Productions business.
(4)	Remeasurement (gain) loss on warrants issued.
(5)	Loss related to the fair value of contingent consideration from Verzuz and Thuzio acquisitions.

Liquidity and Capital Resources

Overview

The accompanying unaudited consolidated financial statements as of and for the year ended December 31, 2022 were prepared assuming we will continue as a going concern, which contemplates that we will continue in operation and will be able to realize our assets and settle our liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should the Company be unable to continue as a going concern.

Since our inception, we has generated negative cash flows from operations and have financed our operations primarily through the sale of equity and debt securities, and payments received from Brands and consumers. We have incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. The Company had cash and cash equivalents of $3.8 million as of December 31, 2022. We also had a working capital deficit of $168.9 million, and an accumulated deficit of $1,272.7 million as of December 31, 2022.

During the year ended December 31, 2022, the Company issued senior and subordinated convertible and nonconvertible promissory notes to investors for an aggregate amount of $68.2 million in cash. Refer to Note 10, Debt, of the consolidated financial statements included elsewhere in this prospectus for additional details. An additional $29.1 million in senior and subordinated convertible promissory notes were issued as of February 2023 and the Company expects also receive subscriptions for additional financing from BRCR Consulting, Inc. for up to $50 million. Refer to Note 5, Member’s Equity, of the consolidated financial statements included elsewhere in this prospectus for additional details. Additionally, the Company intends to finance its future development and its working capital needs largely from the sale of equity securities and with additional funding from other financing sources.

We expect to have sufficient working capital from our operations and through the raising of additional capital by issuing debt or equity securities. Management’s expectations are based on a number of assumptions, any one of which, if not correct, could result in management’s conclusion regarding sufficient working capital to not be correct. See Risk Factors “We may not be able to generate sufficient cash flow to meet our current and any future debt service and other obligations due to future events and events beyond our control.” The long-term viability of the Company’s business plan is dependent on our ability to secure sufficient financing to support our business, and our ability to generate revenues sufficient to offset expenses and meet our short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet our long-term liquidity needs and achieve our intended long-term business objectives.

Triller’s future capital requirements will depend on several factors, including, but not limited to the rate of our growth, our ability to attract and retain Brands and Creators to our Technology Platform and their willingness and ability to pay for our products and services, and the timing and extent of spending to support our efforts to market and develop our products. Further, Triller may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, Triller may be required to seek additional equity or debt financing. Triller cannot assure you that available equity or debt financing, if any, its cash flows from operations, and its cash and cash equivalents will be sufficient to meet its working capital requirements and to meet its commitments in the foreseeable future.

Cash Flows

The following table summarizes Triller’s unaudited cash flows for each applicable period:

	Year Ended, December 31
	2022	2021	2020
(in thousands)
Net cash used in operating activities	($99,231)	($192,732)	($26,389)
Net cash used in investing activities	(16,051)	(43,615)	(7,044)
Net cash flows provided by financing activities	62,184	235,083	74,066
Net cash flows from discontinued operations	20,295	18,415	(25,588)
Foreign exchange impact	41	—	—

Net (decrease) increase in cash, cash equivalents and restricted cash	($32,761)	$17,151	$15,045

Net Cash Used in Operating Activities of Continuing Operations

Our cash flows from operations are primarily driven by ongoing investment in scaling our business including growth in overhead and building Triller’s brand, an increase in the number of events hosted, higher music licensing costs and various one-time costs. Timing of cash collections is also impacted from longer payment times with certain pay-per-view providers and brand sponsors.

During the year ended December 31, 2022, net cash used in operating activities was $99.2 million, compared to net cash used in operating activities of $192.7 million and $26.4 million during the years ended December 31, 2021 and 2020, respectively. Our operating activities included net losses of $194.2 million, $771.9 million and $77.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively, which were offset by non-cash adjustments of $36.7 million, $575.0 million and $46.5 million, respectively. Net change in our working capital resulted in increases of $59.3 million, $4.2 million and $4.4 million in cash provided by operating activities in 2022, 2021 and 2020, respectively. The net changes in working capital for all periods presented are primarily due to the timing of cash receipts from customers and payments to vendors.

Net Cash Used in Investing Activities of Continuing Operations

Our primary investing activities have consisted of acquisitions of businesses, including the payments of contingent consideration liabilities, and capital expenditures in support of creating and enhancing our technology infrastructure. Investment in internal use software development may vary from period-to-period due to the timing of the expansion of our operations and the cycles of our internal use software development.

Net cash used in investing activities was $16.1 million, $43.6 million and $7.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. Net cash used in investing activities was driven by the completion of a number of acquisitions, including Verzuz, BKFC, FITE TV, Thuzio and Truverse as well as continued investment in capitalized internal use software for our platform.

Net Cash Provided by Financing Activities

Our financing activities consisted of issuance of Common Units, proceeds from issuance of convertible notes and notes payable, which are offset by the redemption of Common Units and repayment of debt.

Net cash provided by financing activities was $62.2 million, $235.1 million and $74.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. For the year ended December 31st, 2022, net cash provided by financing activities was primarily driven by subscriptions to the Convertible Note (see Debt and Financing Arrangements) of $50.3 million and proceeds from notes payable of $17.8 million, partially offset by $5.0 million cash repayments of notes payable. For the year ended December 31, 2021, net cash provided by financing activities was primarily driven by $50.0 million proceeds from issuance of Common B Units, $198.0 million proceeds from the issuance of Common B Units and $10.1 million proceeds from the issuance of notes payable, which were offset by the $13.0 million redemption of Common Units and $10.0 million payment of contingent consideration. For the year ended December 31, 2020, net cash provided by financing activities was primarily driven by the issuance of $7.9 million in Common B Units and $64.7 million of Common A Units.

Debt and Financing Arrangements

Total Formation Senior Convertible Note

On August 18, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note with a principal amount of $25 million (the “Convertible Note”) to Total Formation, Inc. (“Total Formation”), an existing investor. The Convertible Note bears interest at a rate of 15% per annum and is payable on demand by Total Formation at any time on or after August 18, 2023, the first anniversary of the issue date. The Convertible Note is convertible into Series A-1 preferred stock (after giving effect to the Reorganization) at the option of Total Formation based upon a conversion price equal to, at the time of conversion, the least of (1) $8.3579, (2) 80% of the per-share or per-unit offer price to the public in connection with an underwritten initial public offering or, the average of the closing trading per share or per-unit price during the first 5 trading days following a direct listing on a national stock exchange or marketplace, or (3) 80% of the per-unit price in any financing. The Convertible Note may be redeemed at the option of Total Formation for the principal amount plus accrued interest in the event of a public or private securities offering by us with expected total gross proceeds of $100.0 million or greater. Total Formation has the right, exercisable for a period of 10 business days after receipt of notice of such an offering, to require us to prepay in cash all or any portion of the balance of this Convertible Note then outstanding, together with all accrued interest on the portion of this Convertible Note so prepaid. If any amount payable under this Convertible Note is not paid when due, such overdue amount will bear interest at a default rate of 16% from the date of non-payment until paid in full, with the interest due payable immediately, upon demand from Total Formation.

In connection with the sale of the Convertible Note, we also issued to Total Formation 598,236 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share. In addition, existing common units and warrants held by Total Formation and its affiliates were converted into 34,163,117 Series A-1 preferred units (which convert into Series A-1 preferred stock in the Reorganization) and 34,163,117 warrants to purchase Series A-1 preferred units with an exercise price of $2.035 per unit (which convert into warrants to purchase Series A-1 preferred stock in the Reorganization).

On December 31, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note to Total Formation (the “December Convertible Note”) with a principal amount of the lesser of (i) the aggregate amount of all Bridge Loan Advances (as defined below) and (ii) $10.3 million. The December Convertible Note bears interest at an annual rate of 15% and is payable on demand at any time on or after August 18, 2023. As additional amounts are advanced by Total Formation to us under the December Convertible Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. The December Convertible Note has the same conversion feature, right of redemption, and default rate upon non-payment as the Convertible Note.

The Convertible Note Purchase Agreement includes covenants that restrict our ability to take certain actions without consent of Total Formation while the Convertible Notes are outstanding, subject to limited exceptions. These restrictive covenants relate to, among other things:

•	engaging in mergers, consolidations and acquisitions;

•	amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock;

•	increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock;

•	dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business;

•	redemptions and repurchases of equity interests;

•	payment of dividends;

•	making loans or advances to third parties;

•	incurring or guaranteeing indebtedness, other than subordinated indebtedness;

•	incurrence of liens; and

•	transactions with affiliates.

In connection with the sale of the December Convertible Note, we also issued to Total Formation 239,295 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share.

In addition, we also entered into a Security Agreement, dated December 31, 2022, by and among Triller Corp. and Total Formation, we assigned, pledged and granted a continuing security interest in or to our Share Purchase Agreement, dated in which as of September 28, 2022 with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, any other share purchase agreement or similar agreement that we have entered into or may enter into in the future and any and all rights to payment of money or other rights relating to share purchase agreements, among other collateral.

2021/2022 Convertible Notes

We sold $10,000,000 aggregate principal amount of 7.50% convertible notes in 2021 and $19,665,000 aggregate principal amount of 7.50% convertible notes in 2022. The notes were converted into Series AA-1 Preferred Units of Triller Hold Co LLC on August 17, 2022 at a conversion price of $9.0932 per unit, and are subject to adjustment in the event of the Company’s initial public offering based on a formula that includes a discount to the relevant pricing in such offering. The notes do not automatically convert in the case of a direct listing of our common stock.

In the fourth quarter of 2022, we issued unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million to various noteholders who are related parties. The note bears interest at 7.5% and is convertible into Class B common units, at 8’% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

Promissory Notes

In the period beginning April 29, 2022 and ending September 26, 2022, the Company issued promissory notes in the aggregate principal amount of $9.1 million to various lenders, including $4.9 million aggregate principal amount to related parties. The related party notes bear interest at rates ranging from 1.85% to 3.05% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. The notes other than the related party notes are payable upon demand made by the holders thereof at any time after the twenty (20) day anniversary of their respective issuance dates, contain a 20% finance charge and bear simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week until repaid. As of October 19, 2022, the Company has repaid $4,017,997 of the aggregate balances owed under the notes, including $2,350,000 in respect of the related party notes.

Verzuz Convertible Notes

On September 22, 2022, the Company issued $37,000,000 aggregate principal amount of 7.50% convertible notes to the founders of Verzuz, LLC in settlement of legal claims brought by the founders arising out of contingent consideration provisions in the Verzuz acquisition agreement. In addition, under the terms of the Second Settlement and Payment Agreement, dated September 22, 2022, with the founders of Verzuz, we agreed in connection with the issuance of the 7.50% convertible promissory notes that at least 25% of the net proceeds (after the deduction only of reasonable and customary expenses, which shall not exceed 8% of gross proceeds) of each of our completed capital raising transactions will be paid to the Verzuz founders.

BC Ticketing Convertible Note and Warrant

On December 31, 2022, we issued a convertible note in the aggregate principal amount of $9,900,000 aggregate principal amount to BC Ticketing, LLC (“BCT”) in settlement of all legal claims brought by BCT arising out of a dispute with BCT. The note bears interest at 7.5% and is convertible into Class B common units, at 80% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

We also issued to BCT a warrant to purchase 1,390,207 Class B common units at a purchase price of $0.01 per unit.

Subscription Agreement

On September 30, 2022, the Company entered into a Subscription Agreement, as amended, with BRCR Consulting, Inc. pursuant to which the investor would purchase 4,398,930 Class B Common Units at a purchase price per unit of $11.3664, for an aggregate purchase price of $50.0 million. The investment may be funded in multiple tranches as agreed by the Company and the investor, with a funding deadline of June 30, 2023.

Equity Line Facility

Pursuant to a Share Purchase Agreement (the “GEM Agreement”), dated September 28, 2022, we entered into with GEM Global Yield LLC SCS (the “GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”), we are entitled to draw down from time to time up to a maximum aggregate amount $310 million of gross proceeds from the GEM Investor in exchange for shares of Class A common stock. Our ability to draw on the GEM Agreement is subject to various terms and conditions, including the availability of a resale registration statement. Pursuant to a registration rights agreement, we agreed to file such registration statement within 30 days after the public listing of our Class A common stock. This equity line facility is available for a period of 36 months from the date of our public listing commencing on the first trading day that is designated on the draw down notice. Each draw down is limited to a maximum of 400% (“Draw Down Limit”) of the average daily trading volume for the 30 trading days immediately preceding the date of such draw down notice, and only one draw down may be pending at any time.

In addition, our ability to raise capital under the Share Purchase Agreement is limited by trading volume and our aggregate market capitalization, among other conditions. The Share Purchase Agreement also restricts us from entering into any agreement, the principal purpose of which is to secure an “equity line” similar to the financing provided under the Share Purchase Agreement during the investment period under the Share Purchase Agreement other than with (i) a bulge-bracket financial institution or (ii) with GEM’s written consent (which shall not be unreasonably withheld). If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock.

The GEM Investor is entitled to a cash commitment in an amount equal to $6.2 million.

Additionally, we will issue GEM a warrant with a 36-month term at the time of our public listing granting GYBL the right to purchase up to 2.1% of the total equity interests (including Class A common stock and any other equity interests convertible or exchangeable into our Class A common stock or bearing equivalent economic interests) outstanding immediately prior to the date we become a publicly traded company shares of Class A common stock at a strike price per share equal to the closing bid price of our Class A common stock on the first day of public trading. The GEM Warrant can be exercised on a cashless basis in part or in whole at any time during the term. The number of shares underlying the GEM Warrant and the exercise price are subject to adjustments for recapitalizations, reorganizations, changes of control, stock splits, stock dividends and reverse stock splits, and certain dilutive future issuances.

April 2023 Convertible Debt Facilities

On April 7, 2023, we entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Class A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our class A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, we entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Class A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our class A common stock in connection with the consummation of the Reorganization), as well as warrants to purchase up to 1,410,437 shares of our Class A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted (which will be converted into up to 8.014 shares of our class A common stock at the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Critical Accounting Policies and Estimates

Triller’s financial statements are prepared in accordance with GAAP. Preparation of Triller’s financial statements in conformity with GAAP requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, Triller evaluates its estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. Triller believes that the assumptions and estimates associated with the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the capitalization of costs related to internally developed software; impairment of its long-lived assets; and income taxes have the greatest potential impact on its consolidated financial statements. Accordingly, these are the policies Triller believes are the most critical to aid in fully understanding and evaluating its consolidated balance sheets, results of operations, and cash flows.

Revenue Recognition

Rule ASC 606, Revenue from Contracts with Customers, requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services. Triller recognizes revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. Triller expenses sales commissions when incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. Triller estimates these amounts based on the expected amount to be provided to customers which reduces revenues. Revenue is primarily derived from several activities including, but not limited to, brand sponsorship, subscription fees and events. For additional information around our revenue recognition policy, See Note 4, Revenue, for further details.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations, Including Fair Value Estimates of Intangible Assets

Triller estimates the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, Triller is permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in Other income (expense) in the consolidated statement of operations and comprehensive loss. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

Fair Value of Unit-Based Compensation

Triller accounts for unit-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which requires compensation cost for the grant-date fair value of unit-based awards to be recognized over the requisite service period. Triller determines the fair value of unit-based awards granted or modified on the grant date or modification date using appropriate valuation techniques, further described below.

Service-Based Vesting

Triller has granted certain awards, consisting of warrant and option awards, that vest based upon a service condition. Triller uses the Black-Scholes option pricing model to determine the fair value of the awards granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common units, the expected term of the award, the expected volatility of the price of the common units, risk-free interest rates, and the expected dividend yield of the common units.

•

Expected term of the award: Given the lack of historical employee turnover data and Triller’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

•

Expected volatility: As the Triller’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

•	Risk-free interest rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

•	Expected dividend yield: The dividend yield was zero percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded. Triller does not estimate forfeitures and records them when they occur.

Performance-Based Vesting

Triller also grants service provider units (“SPUs”) that vest upon the satisfaction of both a service condition and a performance condition. Triller determines the grant-date fair value of the SPUs based on the fair value of its common units at the grant date and expenses over the requisite service period, if the performance condition is probable of achievement. To estimate the fair value of the underlying common units, Triller uses the Option Pricing Method based upon the fair value of Triller, determined using the income and market approaches. Given the absence of a public trading market for Triller’s common units, management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the underlying common units, including (i) independent third-party valuations; (ii) forecasted income and expenses; (iii) the lack of marketability of Triller’s common units; and (iv) valuations of comparable companies. These inputs are subjective and generally require significant analysis and judgment to develop.

The service-based vesting condition for the majority of the SPUs is satisfied over one to three years. The performance-based vesting condition for the SPUs is based on the enterprise value of Triller. Additionally, the majority of these awards provide for forfeiture of unvested SPUs if certain unauthorized transfers of the holder’s securities in Triller occur. As of December 31, 2022, all SPUs with a performance-based vesting condition have met their performance-based vesting requirement.

The assumptions used to determine the fair value of the awards represent Management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded.

For additional information around our unit-based compensation plans, refer to Note 9, Unit-Based Compensation, within the unaudited consolidated financial statements included elsewhere in this filing.

Internally Developed Software

Triller accounts for the cost of software that is developed or obtained for internal use pursuant to ASC Topic 350-40, Intangibles, Goodwill and Other — Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Triller amortizes capitalized internally developed software costs over an estimated useful life using the straight-line method. The determination of the estimated useful life requires management’s judgement. Capitalized costs related to internally developed software were $3.9 million, $9.8 million and $6.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Impairment of Intangible Assets with Definite Lives and Other Long-Lived Assets

Triller evaluates intangible assets with definite lives and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated. Triller groups assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset or asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of Triller’s assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and Triller may make various assumptions and estimates when performing its impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting Triller’s industry. Triller has not recorded any impairment to intangible assets or other long-lived assets during the years ended December 31, 2022, 2021 and 2020.

Income Taxes

Triller utilizes the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under current tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is an estimate that is subject to change based on tax laws that restrict the future use of deductible differences, and as such, may vary materially based on future tax laws. Triller regularly reviews its tax positions and benefits to be realized. Triller recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. Triller recognizes interest and penalties related to income tax matters as income tax expense.

Qualitative and Quantitative Disclosures about Market Risk

Triller is exposed to market risks in the ordinary course of its business, which primarily relate to fluctuations in interest rates and inflation.

Interest Rate Risk

Triller holds cash and cash equivalents for working capital purposes. Triller’s investment policy and strategy is focused on the preservation of capital and supporting its liquidity requirements. Triller has not entered into investments for trading or speculative purposes. As of December 31, 2022, Triller had cash and cash equivalents of $3.8 million, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

Inflation Risk

Triller does not believe that inflation has had a material effect on its business, results of operations, or financial condition. If Triller’s costs were to become subject to significant inflationary pressures, it may not be able to fully offset such higher costs through price increases. Triller’s inability to do so could harm its business, results of operations and financial condition.

Accounting Pronouncements Not Yet Adopted

For information on recently issued accounting pronouncements that may be relevant to Triller’s operations but have not yet been adopted, refer to Note 2, Summary of Significant Accounting Policies within the unaudited consolidated financial statements appearing elsewhere in this prospectus.

BUSINESS

Overview

Our mission is to build the world’s largest stage for creators to maximize distribution, engagement, monetization and cultural impact.

We are a global, AI powered Technology Platform that serves a broad constituent of Creators and Brands around the world. Famous Creators that use or have used our Technology Platform include influencers like Charli D’Amelio and Bryce Hall, music artists like, Justin Bieber, Marshmello, JLO, Eminem, Cardi B., The Weeknd, Alicia Keys and Post Malone and athletes like Mike Tyson and Jake Paul. Brands that have utilized or continue to utilize our platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin, and Major League Baseball. We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception, we have raised more than $380 million in capital, established more than 550 million user accounts (defined as any individual that has created an account to access our Technology Platform) across our offerings, dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions and have become a diversified Technology Platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce content under our own and third-party Brands, including trendsetting music, sports, lifestyle, fashion and entertainment media that creates cultural moments, attracts users to our offerings and drives social interaction that serves as a cultural wellspring across digital society.

Industry Overview and our Unique Differentiation

We operate within the estimated $376 billion global digital content marketplace, according to Statistica’s November 2022 report on worldwide digital media, and focus our efforts on the creator economy, which CB Insights estimated exceeded $100 billion in 2022.

The major companies that that serve this market include Meta, Alphabet, ByteDance, Snap and Twitter, who all employ a closed-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of Creators. Furthermore, only approximately 1% of these Creators receive any revenue share from these platforms in support of their efforts to monetize activities. Our approach, which is differentiated from the above companies, helps our Creators distribute their content on any platform but focus on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services. This open-garden approach stands in well-defined contrast to the closed-garden approach and we believe is a major reason that attracts Creators and Brands to our Technology Platform.

Our Technology Platform powers the Triller app, our suite of Creator offerings and our events and events-related services. Our Technology Platform enables more than two billion quarterly user interactions, including posts, messages, automated communications, and e-commerce transactions both on our Triller branded offerings as well as on various third-party social platforms (including but not limited to Instagram, TikTok, Facebook, YouTube, Snapchat and Twitter), across the web and via SMS messaging. Through our Technology Platform we deliver sports and entertainment content to millions of consumers around the world and we believe that we inspire Creators and Brands to do the same. Our Technology Platform comprises an array of business-to-business and business-to-consumer offerings that empower Creators to establish and sustain long-lasting consumer relationships that help drive their businesses.

Key Industry Metrics

We track and analyze the following key industry metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make key strategic decisions to drive continuous improvements:

(in millions except Creators and Brands)

Period	Social Posts	Social Reactions	Interactions Enabled
Q1 2021	476	92,520	1,877
Q2 2021	605	277,642	2,134
Q3 2021	669	186,214	2,153
Q4 2021	728	156,754	2,094
Q1 2022	786	189,474	2,196
Q2 2022	846	223,660	2,202
Q3 2022	929	356,661	2,198
Q4 2022	987	190,781	2,164

Period	Total Creators	Total Brands
Q1 2021	2,367,551	25,496
Q2 2021	2,375,083	25,564
Q3 2021	2,383,231	25,611
Q4 2021	2,391,301	25,654
Q1 2022	2,398,637	25,690
Q2 2022	2,412,756	25,726
Q3 2022	2,423,279	25,786
Q4 2022	2,430,797	25,804

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” for a description of Number of Social Media Posts, Number of Social Media Reactions, Number of User Interactions Enabled, Total Creators and Total Brands.

Our revenue grew from $3.66 million in the fiscal year ended December 31, 2020 to $49.14 million in the year ended December 31, 2022. We have incurred losses in each year since our inception, including $190.3 million for the fiscal year ended December 31, 2022.

Our Technology Platform generates revenue through revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Service fees comes from Brands that utilize our platform to reach consumers via a combination of campaign fees, transaction fees or SaaS fees, including monthly subscription fees. We also generate revenues from Triller branded events via ticket sales, pay-per-view fees, subscription fees, merchandise sales, brand advertising and sponsorship.

Our AI-driven, mission-critical Technology Platform enables Brands and Creators to reach their target audiences and our messaging-based notification services drives a continuous cycle of engagement for audiences (where they stay “in the know” and are kept up-to-date on what their favorite Creators and Brands are doing), while the Creators and Brands receive real-time data, analytics and feedback–driven by user engagement.

We have a host of service offerings that drive awareness, engagement and monetization. The reason we call this a Technology Platform is because we offer a highly differentiated solution that integrates all of our service offerings into a comprehensive portfolio of services that go well beyond a single app-based or web-based content solution to virtually every medium of content engagement (social media, streaming, live events, virtual world experiences, etc.). We create network effects via our proprietary AI-powered technology designed to drive optimal engagement through the best channels, increasing the return-on-investment for Creators and Brands. Our partnerships with high-profile Creators and Brands enable us to host events that receive massive viewership, averaging more than 2 million viewers per event (e.g., Verzuz, BKFC and Metaverz). Furthermore, the efficiencies gained from our AI-powered Technology Platform enable both us and our partners to operate at scale to grow via multiple channels of engagement, which our competitors that focus on a single walled-garden ecosystems are not able to replicate.

Our Technology Platform

Our Technology Platform reflects our own deep experience as content creators and forms the basis for our aspiration to be a technology company by Creators, for Creators. For all the progress and promise of the creator economy to date, we believe that Creators have historically lacked sufficient power to truly realize their potential and capture enough of the value they create. While it is now possible to find and grow a large online audience, it is still too impersonal, and relatedly, too elusive for many to turn their passion and expertise into a successful career. A goal of our Technology Platform is to help “rebalance the equation,” enabling Creators to both grow the engagement “pie” while giving them a larger slice of revenue.

Key to our approach of empowering Creators and Brands is our proprietary AI and machine learning technology that helps them easily mix, edit and distribute music and video content to virtually any digital platform and enables them to understand and engage with their audiences at scale, while retaining control and authenticity. In particular, Creators and Brands have the ability to connect our customized Large Language Models (LLMs) and Natural Language Processing (“NLP”) to real-time API-based feeds from virtually all of the major social platforms, to read, analyze, cluster, filter, and suggest or (when appropriate) send replies to their fans with deep efficiency and personal precision. By giving each Creator and Brand an AI-powered “factory of assistants” to help them identify superfans, up-and-comers, key topics and trends to respond to, and more (while filtering out the inevitable spam, hate-speech and noise), they are better able to deepen relationships and loyalty, optimize their scarce time and resources, and ultimately increase conversions and monetization through a mix of brand partnerships and direct commerce.

The rapid pace of AI innovation is fueling ever more opportunities for us to help Creators and Brands in each phase of their lifecycle, from content creation and distribution (Triller App, FITE, Metaverz, Thuzio and Amplify.ai) to fan engagement (Fangage, Julius and Amplify.ai) to targeted promotions and upsells (CrossHype), across the digital platforms they use today and, we believe, will use tomorrow. By occupying a unique position as their trusted intermediary connecting them with their fans across multiple platforms and all of the comments, mentions, direct messages, etc. that flow across them daily, we believe we are well suited to build, deploy and refine ever more powerful and effective models and tools in the coming years.

The Triller App

Our Technology Platform originated with the Triller app, a video-sharing app that was originally released in 2015. The Triller app leverages proprietary AI and machine learning technologies and enables users to create professional-looking videos and to share those videos within the Triller app and on other social platforms such as Facebook, Instagram, TikTok, Snapchat and Twitter in seconds. Key features of the Triller app include extensive editing, filtering and overlaying tools; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and our proprietary dual camera feature, which allows users to record videos simultaneously from the back- and front-facing cameras of their smartphones. The Triller app’s primary audience is the 18-34 year old demographic, with strong engagement from users in the United States and a growing user base in high-growth markets such as India, where we maintain strong downloads and usership, including a period in August 2020 when we temporarily became the number one short-form video app in the App store subsequent to TikTok being banned in 2020.

The images above are examples of the user interface of the Triller app allows users to perform various actions as depicted above.

The Triller app contains channels for the posting and consumption of short-form and long-form content, including live-streamed and pre-recorded programming via our Triller TV feature, where we host content made by celebrities, influencers and other Creators, as well as professionally-produced episodic content about music, sports, gaming, fashion and other forms of entertainment.

We believe the content creation features and availability of short- and long-form content offered on the Triller app are key differentiators that set us apart from our competitors and will continue to do so as we focus our efforts on growing our user base and deepening the level of engagement among Creators, Brands and users who interact with our ecosystem.

Our Suite of Creator and Brand Offerings

We have augmented our Technology Platform through a combination of internal development and strategic acquisitions, including the additions of products and services that deliver, automate or otherwise streamline SMS and social messaging, AI-powered customer engagement, cross-platform marketing, digital streaming, content and audience management, e-commerce services, social and creator analytics and engagement measurement.

Fangage

Fangage serves as the entry point for Creators looking to leverage our ecosystem and establish a digital presence on the internet, across social media, e-mail and SMS. Fangage comprises a set of tools and features that allow Creators to manage and distribute their content and maintain and grow their audiences, communicate with those audiences directly, and gather and analyze data that allows them to streamline their monetization efforts.

The Fangage offering is integrated with and incorporates services from the Triller App, Amplify.ai, Cliqz and Julius.

The image above shows the dashboard for the Fangage Website and service offerings.

Amplify.ai, Cliqz and CrossHype

We acquired Amplify.ai in December 2021 and internally developed our Cliqz and CrossHype offerings. These products provide a broad set of features that further enable Creators to connect directly with their audiences, spotlight their content across a broad range of social media sites, measure audience engagement with that content, and monetize their content through unique and personalized user experiences.

Our Amplify.ai product automates SMS and direct message marketing communications between Creators, Brands and their respective audiences through the use of proprietary AI and NLP, technologies. Since 2021, more than 100 global Brands have used our Amplify.ai technology, resulting in more than 11 billion digital interactions with more than 500 million consumers.

Our Cliqz product enables Creators to aggregate their audiences across their social media accounts and access those audiences directly via SMS and direct messaging, avoiding the algorithmic limitations imposed by most social media platforms that limit these Creators’ content viewership and opportunities for content engagement and monetization. For example, as noted by Hootsuite in 2021, a single non-paid post on Facebook is estimated to reach only 5.5% of an account’s followers because of Meta’s prioritization algorithm.

Our CrossHype product helps Brands and Creators reach audiences across multiple social platforms, with a particular emphasis on helping Brands create awareness and engagement with consumers, with a common framework for measuring the effectiveness and efficacy of their marketing efforts. This solution allows Brands and Creators to reach specific audiences within social media platforms, including highly targeted followers of specific social media Creators, and to build retargetable audiences that grow in size and detail, accruing even more value over time.

Julius

Julius, which we acquired in November 2022, is a SaaS solution that provides strategic marketers at Brands and advertising agencies with access to a database of profiled Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Julius provides Brands and agencies a detailed dashboard to measure all Creator-driven marketing campaigns. Furthermore, Julius serves as a marketplace allowing e-commerce Brands to automate the process of on-boarding Creators with per-transaction incentives for enabling e-commerce transactions. Julius is directly integrated with our Fangage solution, completing the virtuous circle between Creators and Brands.

Thuzio

Thuzio, which we acquired in October 2021, is a leading solution for creating and executing premium Creator events and experiences. Thuzio helps Brands and other enterprise customers create events with Creators including sports icons and speakers. Thuzio has partnered with Creators across many verticals, including athletes such as Tiki Barber, Allen Iverson, Scottie Pippen, and Lisa Leslie, comedians such as Jerry Seinfeld, music artists such as Ja Rule and celebrity chefs such as Marcus Samuelsson.

Metaverz

Our Metaverz offering enables us to transform live events, which are typically only enjoyed by a few thousand people, into digital events that can be experienced by millions of consumers globally, including augmented reality and virtual reality experiences. Metaverz provides an array of ways to create digital experiences that include Creators and Brands, containing social engagement and gamification features as well as virtual merchandise stores that allow users to digitally purchase collectibles and memorabilia.

Our Events and Event-Related Services

In addition to services we deliver to Creators and Brands, we also utilize our Technology Platform to deliver sports and music content, including our popular Verzuz music battles and fast-paced combat sports events. These events generate revenue through ticket sales, pay-per-view, subscriptions and sponsorships, but importantly also help build our brand and culture, introduce and attract people to other elements of our Technology Platform and showcase to Creators and Brands the powers of our Technology Platform. We promote and market our events through our Technology Platform, as well as third-party events across our digital media ecosystem.

Verzuz

Verzuz, which we acquired in 2021, was created by Swizz Beatz and Timbaland, two successful and celebrated music producers who continue to provide creative leadership to Verzuz. Verzuz is a live competition that pits two celebrity artists or groups against one another in a sequence of performance battles during each event. These events, which once lived solely online, now include live audiences and are streamed on our own FITETV and Triller TV offerings as well as on Instagram, Facebook, YouTube, Twitch and other third-party services. Verzuz events represent four of the top ten Instagram Live events of all time. Combining the total views, viewers and comments across all the above platforms, Verzuz events have engaged more users than any other digital event in history.

Since its inception, Verzuz has generated more than 20 billion digital impressions in the aggregate across all episodes, with one episode totaling more than five million views. High-profile artists who have appeared and performed in the series include Ashanti, Keyshia Cole, Young Jeezy, Gucci Mane, Brandy, Monica, Ludacris, Nelly, Fat Joe and Ja Rule. Coined the “Verzuz Effect,” artists have experienced as much as a 1,200% increase in music streaming following their performances, and popular media outlets such as Rolling Stone, Billboard, Complex and BET have covered battles with their own commentary both in real-time during the events and in the days and weeks that follow.

TrillerFest

We introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the COVID-19 pandemic. TrillerFest featured performances by Creators, including Snoop Dogg, Marshmello, Migos, Pitbull and other artists and generated millions of viewers worldwide.

Following the success of the first event, we organized a two-day TrillerFest concert in Miami in May 2021. The event was headlined by Lil Wayne and Tyga and could be attended live or streamed via pay-per-view on our Technology Platform.

Triller Fight Club

We market and distribute live and streaming pay-per-view and subscription boxing and combat sports events through Triller Fight Club. Triller Fight Club events are produced and financed by third parties, for whom we provide promotional, marketing and distribution services that we deliver through our Technology Platform and via traditional advertising channels. We generate revenue from the above services including revenue share for ticket sales, pay-per-view sales, subscriptions and merchandise sales.

We entered the combat sports space in November 2020, when we financed and hosted a boxing match between Mike Tyson and Roy Jones Jr. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, musical performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. We streamed a documentary miniseries leading up to the fight on the Triller app and on FITE TV (then a third-party vendor) and distributed the event through pay-per-view services and FITE TV. The event earned the largest number of pay-per-view purchases ever for FITE TV, resulting in its registered users increasing by approximately 40% and the FITE TV app trending as the number one grossing app in the United States on the day of the event.

Building on the Tyson vs. Jones event’s success, we introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view events with similar “four-quadrant elements” such as musical performances and celebrity appearances.

Recognizing that we had built a valuable name in the combat sports world, but desiring to deploy more of our resources toward our core Technology Platform, in June 2022 we strategically repositioned Triller Fight Club so that it would no longer serve the capital-intensive event financing, production and bout matchmaking functions of a traditional licensed combat sports promoter. Since July 1, 2022, we have leveraged the brand recognition of the Triller Fight Club name by partnering with third-party promoters, who brand their events as Triller Fight Club events and distribute those events on our Technology Platform offerings such as FITE TV and others, and provide them with marketing and distribution services to allow them to take advantage of the full suite of our Technology Platform’s marketing and engagement tools. Our first co-branded event, held in December 2022, involved a boxing match between Manny Pacquiao and D.K. Yoo in Seoul, South Korea.

As a result of our decision to move away from the event financing, production and bout matchmaking aspects of Triller Fight Club events, the TFC Productions as it was conducted until June 30, 2022 is reported as discontinued operations in our consolidated financial statements for the year ended December 31, 2022.

Bare Knuckle Fighting Championships

In August 2022, we acquired a controlling equity interest in BKFC, a licensed combat sports platform that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and Muay Thai. BKFC participants compete in a “squared circle” ring and under rules modeled after the 19th century bareknuckle fighting. We believe BKFC’s connection to the history of bareknuckle fighting and the format render BKFC an integral component of our content offerings in the combat sports space.

FITE TV

FITE TV, which we acquired in July 2021, was launched in 2012 and has become a leading digital live streaming platform for sports and entertainment that distributes free, ad-sponsored, pay-per-view and subscription-based video content created by us and third parties. Originally dedicated to combat sports, FITE TV has expanded its programming catalog to include other sports and entertainment, including the South American continental CONMEBOL qualifiers for the FIFA World Cup Qatar 2022 and the Rugby World Cup 2022.

Our Revenues

We generate revenue primarily through revenue sharing and service fee arrangements. We also generate revenues from the events we produce through Verzuz, BKFC and TrillerFest via ticket sales, pay-per-view fees, subscription fees, merchandise sales, brand advertising and sponsorship, and from third-party events from sharing the revenue from promoting and delivering that content through our Technology Platform, including pay-per-view fees, SaaS fees and subscription fees, merchandise sales, brand advertising and sponsorship. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations”.

Our events showcase the capabilities of our Technology Platform and are designed to inspire third-party content Creators and Brands to use our Technology Platform to reach digital consumers and monetize their content. The more events that run on our Technology Platform, the more opportunities there are for us to train and scale our machine learning models, gain efficiencies and amortize our investments in our Technology Platform.

How Creators and Brands Can Leverage Our Technology Platform

Creators and Brands take advantage of our Technology Platform in many ways, utilizing a combination of our products and services that best serves their unique goals. The depth and breadth of our Technology Platform allows us to offer different products and services to serve the specific needs of Creators and Brands.

Charli D’Amelio

Charli D’Amelio, one of the leading influencers on TikTok and Instagram, uses Cliqz to connect and communicate with her fans and followers using SMS text messaging. Cliqz gives Charli precise control over her audience targeting, message call-to-action and click-through and message delivery timing — a stark contrast to what she can control with social media posts on third-party platforms. Recently Charli was able to use Cliqz to assist in garnering votes for her appearance on Dancing with the Stars, which we believe helped here win. She also used Cliqz to create awareness and drive e-commerce transactions on her merchandise store and to create awareness and drive subscriptions for the D’Amelio show on Hulu.

Rugby World Cup

Our subsidiary FITE TV has entered into a distribution arrangement with the promoters of the Rugby World Cup, a tournament contested between top international rugby teams every four years, to stream Rugby World Cup content on FITE TV’s apps on phones, tablets, personal computers, streaming devices, gaming consoles and multimedia-capable web browsers. To increase awareness and viewership of the content, FITE TV taps into the Technology Platform by marketing the Rugby World Cup on its platform, across social media and via SMS messaging, both directly to our owned audiences and subscriber bases as well as indirectly through Creators and Brands with whom we partner who use our Amplify.ai, Cliqz, Fangage and Julius offerings to deliver our promotional message to their respective audiences.

Walmart

Walmart recently enlisted us to promote their brand and products to specified targeted audiences. Under the arrangement, participants in our Assembly for Black Creators developed content for the initiative, which was then posted on participants’ social media accounts across social media platforms as well as Walmart’s social accounts. CrossHype aggregates audiences across a broad base of Creator accounts along with the existing audiences of the brand’s social accounts. Additionally, CrossHype uses a combination of earned media and paid media to maximize a campaign’s reach and engagement. Furthermore, CrossHype utilizes the conversational AI capabilities of Amplify.ai to automate responses to social comments and create a one-to-one communication channel between Walmart and consumers.

Verzuz

We create awareness and interactive content for music artists that participate in our Verzuz events as well as our brand sponsors. We maximize awareness and engagement by promoting our Verzuz events on the Triller app, to fans and followers of Verzuz utilizing our Fangage, Amplify.ai and Cliqz capabilities, on FITE TV, and, utilizing CrossHype, post the content on a myriad of social media platforms. We then stream the event on the Triller App and on FITE TV to millions of viewers around the world. The Technology Platform enables interactive digital experiences such as voting on the Triller App and FITE Apps, and provides for automated interactive responses on social media and messaging platforms. We also utilize our Thuzio offering to offer VIP experiences for fans attending the live event and we deliver augmented reality and virtual reality enhanced experiences on the Metaverz. Brand sponsors are embedded in the pre-event promotions and are showcased in the live experience, the digital experiences via the video stream, on social media and in the Metaverz.

Other Initiatives

Assembly for Black Creators

In connection with our commitment to increasing the profile of Creators, in November 2021 we announced the rollout of the Assembly for Black Creators (“ABC”). The ABC is an initiative wherein we partner with Black Creators who we identify to be exemplary and up-and-coming. We elevate our ABC Creators’ profiles on the Triller app and pitch their talents to Brands with whom we have relationships, receiving content creation and event appearance services from the ABC Creators in exchange. Concurrently with the announcement of the program, we budgeted approximately $7.2 million to cover monthly cash stipends of $2,000 per month for an anticipated 300 participants and reserved units allocable from our equity incentive plan valued at approximately $7.2 million for the future issuance of options to participants. Creators who participate in the program also receive a majority share of any revenue that we receive from Brands that enlist these Creators to promote the Brands’ products and services. Since inception, approximately 200 Creators have participated in the program and we have paid a total of approximately $2.0 million in monthly stipends and revenue share. The ABC program remains in effect and, in light of the success of the program, we expect to expand the Assembly for Black Creators in 2023 and beyond.

Business Growth Opportunities

We are focused on disrupting existing Creator and content economics by attempting to address the current economic imbalance between Creators and platforms. We believe Creators deserve greater participation in the monetization of their content and their work on behalf of Brands. We continue to enhance our Technology Platform through strategic acquisitions which allow us to offer new technology to our customers to serve their needs. By bolstering our ecosystem with new capabilities, we have established multi-platform synergies that drive traffic, personalized engagement, and increased monetization for Creators and Brands. We believe we can significantly scale our Creator and Brand relationships through our business growth opportunities.

Key Attributes of Our Technology Platform

Economic efficiencies of artificial intelligence

Our investments in AI-powered tools for content development, content moderation, and audience management allow us to deliver a more robust solution at a lower price than our competitors.

Machine learning technology

We have been able to engage hundreds of millions of users to create one of the largest NLP datasets in the world. The sophistication of our algorithms provides an opportunity to create compounded distance and differentiation against later entrants into the space.

A large, expanding and engaged user base

Millions of users interact with short form content on our social media platform and content that appears on other social media platforms via our CrossHype technology.

Positioned Where the Consumer is Going in Experiential Value

According to a study conducted by Expedia and The Center for Generational Kinetics, LLC, 74% of Americans aged 18-65 place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in a portfolio of experiential offerings.

Rising Importance of Social Influencers, Social Selling and Live Selling

Social influencers are increasingly tapped by global Brands to enhance consumer awareness and to drive e-commerce sales. Additionally, according to a September 2022 report entitled Value of Social Commerce Sales Worldwide 2022-2026 published by Statistica, annual live selling of products and services via short-form and long-form content in China alone exceeded $374 billion in 2021, with nearly 800 million participants, and is quickly growing in other parts of the world. We are positioned to benefit from these secular trends.

Creating Asymmetric Risk / Reward Opportunities

We believe that the insights that we have gained from our unique position in the digital content, social media and e-commerce spaces give us access to a vast amount of information which mitigates the inherent risk of organic investment and mergers and acquisitions. Our team, with a combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions, gives us the ability to evaluate potential merger and acquisition opportunities and identify integration synergies. Our executive officers, manager and board members have amassed decades of knowledge, experience and relationships, giving us insights into markets and opportunities that give us the potential to attract successful entrepreneurs and visionaries to partner with us.

Utilizing Technology to Enhance User/Subscriber Experience and Operate Efficiently

We utilize proprietary technology developed in-house to measure and manage user acquisition, engagement and monetization. We believe these insights and methods will result in improved customer acquisition, retention and satisfaction.

Demand for Premium Content

Our Technology Platform allows us to participate in industries that are benefitting from increasing demand for content in myriad forms. We are well positioned to capture this demand through our owned and licensed entertainment and media properties, our distribution platforms and additional platforms where we are integrated. We operate across various genres and have the potential to benefit irrespective of how and where the demand for such content is fulfilled. Premium entertainment content values have consistently appreciated as new distribution modes and technologies broaden access and enhance the consumer experience. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to us as well as the artists and influencers with whom we partner.

AI-powered, Multi-Technology Platform Advertising Tech and Marketing Tech Solutions

We provide display, audio and video advertising and measurement technology across our Technology Platform. Our brand partners that engage in marketing, advertising and sponsorships, have the ability to leverage the social brand partners can create, execute and optimize immersive brand experiences across the entire customer journey from awareness to purchase to loyalty programs. We believe we are well-positioned to continue to innovate in this market.

Our Strategy to Compete and Grow

Leverage Our Unique Technology, Tools and Features to Continue to Attract and Engage Creators, Brands and Users and Build a Robust Ecosystem

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The proliferation of digital content and engagement with such content, and the convergence of live entertainment and digital technologies, have expanded use cases, exposure and monetization opportunities for our Technology Platform and our customers. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients and attract new clients and partners.

We believe that the suite of tools and features that we offer are a key differentiator as we work to grow the scope and depth of engagement from Creators, Brands and users and continue to expand our ecosystem. We believe our Technology Platform delivers industry leading digital distribution tools that enable Creators and Brands to control how their content reaches a broad audience through multiple social media channels. Together with our analytical capabilities that track user engagement, Creators and Brands are able to monetize content across multiple digital platforms including Facebook, Instagram, TikTok, Snapchat, YouTube, Twitter and more, which by extension generates revenue opportunities for us.

We believe our investments in AI-powered tools for content development, moderation, distribution and audience management on our platform allow us to deliver a robust solution to attract Creators and Brands. Our suite of tools allows for creative content development and distribution, as well as targeted interaction by Brands. Sophisticated algorithms based on natural language datasets created through engagement with hundreds of millions of users allow us to providers users with reach and measurement tools that we consider a key differentiator. On behalf of Brands, our AI-powered tools and algorithms allow for the creation and execution of immersive brand experiences that leverage the growing power of Creators and reach across the customer journey, from awareness to purchase to loyalty programs.

We plan to continue to invest and learn from our experiences to build features designed to separate us from our competition, with the goal of being the go-to platform for Creators seeking to distribute and monetize their content and influence and for Brands to reach consumers through targeted engagement.

Over time, we believe we can play a key role in altering the creator economy so more economic return flows directly to the artists, influencers, athletes, celebrities and every-day users creating content and less flows to the big-tech intermediaries that dominate today.

Expand Our Experiential Offerings in Ways That Create Revenue Opportunities, Build Our Brand and Culture and Fuel Our Ecosystem

We have observed that younger demographics are increasingly prioritizing concerts, sports, and other entertainment options over material goods. According to a study conducted by Expedia and the Center for Generational Kinetics, LLC, 74% of Americans polled place more value on experiences than products or things. Because we deliver live and digital entertainment through our Technology Platform, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities.

Verzuz, BKFC and other live events we produce are a source of content that afford us with opportunities to promote and leverage our Technology Platform and build our brand, in addition to being revenue generative in and of themselves. We believe these creative events featuring well-known names in music and athletics attract individuals and businesses to our ecosystem and drive user engagement, and position us where we believe consumer interest is trending. We believe that these events are exciting to our users, and offer sponsorship and engagement opportunities for Brands, and provide inspiration to Creators. Combined with our suite of tools to market these events on the Triller app, FITE TV, and other social media platforms, we will continue to seek to monetize the interest in these events and related content.

We also seek to position ourselves to take advantage of the growing demand for content. Through our owned and licensed entertainment and media properties, our distribution platforms and our integration with third-party platforms, we believe we are positioned at the center of this demand. As new distribution models and technologies have broadened access and enhanced the consumer experience, premium content values have increased. Through our Technology Platform, propriety events and content and distribution properties, we seek to foster value creation, for us and both the artists and influencers that use our Technology Platform.

Invest in Adjacent High Growth Industry Segments

Our global Technology Platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Our Technology Platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments for example the expansion of the Verzuz brand from music battles to e-gaming battles. We plan to successfully execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Unique Technology Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our Technology Platform. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our Technology Platform. We believe that a highly curated owned intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes our Technology Platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, if needed. We also believe that the insights that we have gained from our position in the content ecosystem, social media landscape and e-commerce business give us access to a vast amount of information that informs our investment activities and has the potential to provide access to proprietary acquisition and investment opportunities.

Our management team also has the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions. Collectively, we believe these insights and experience position us well to evaluate targets and identify synergies and growth potential. We seek to leverage the experience and relationships of our management team, creative incentive structures to our partners and our unique portfolio of assets to attract Brands and Creators to our Technology Platform. This experience, together with learnings from our acquisitions to date and insights gained from our unique position in the content ecosystem, give us access to a vast amount of information that can help us assess acquisition targets.

Leverage the Strength of Our Management Team

Our experienced management includes industry leaders that have held senior leadership positions and shaped the success of major technology, media and entertainment companies. Our management team has a unique combination of expertise that spans technology, media and financial services, and is well equipped to lead what we believe is a paradigm shift in the creator economy. See “Management.”

Grow and Diversify Revenue Streams and Attain a Scale and Depth of Offerings to Support Profitability

We believe there are significant growth opportunities incremental to our existing platform. In addition to continued focus on our selective acquisition strategy, we plan to seek organic and inorganic opportunities to expand globally, invest in adjacent high growth industry segments, expand content verticals and develop technology to more effectively advertise products on our Technology Platform.

We seek to leverage our Technology Platform to expand globally. Together with our integrated capabilities, global reach can allow us to deepen relationships with existing Creators, Brands and users, attract new Creators, Brands and users in new markets, and access proprietary acquisition and investment opportunities in new markets that contribute to our growth and strengthen our Technology Platform.

As we grow our Technology Platform, features and user base, we plan to continue to develop innovative marketing, advertising and commerce products that are compelling for Creators without compromising the experience of our users. Rather than serving interruptive advertisements as a business model, we intend to continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that can continue to attract more Brands, Creators and users to our Technology Platform.

We plan to continue to execute on our vision for offering Creators and Brands a highly differentiated portfolio of services, which has resulted in new sources of revenue , such as the revenue generated from e-commerce transactions, payment services and digital goods. We have also demonstrated the ability to scale these offerings to millions of Creators and Brands and billions of interactions. Given the size of the market opportunity and our ability to attract Creators and Brands, we believe that if we continue to execute on our strategy, we believe we have a clear path to attaining profitability.

Develop Innovative Marketing, Advertising and Commerce Products

We continue to develop advertising products that are compelling for our partners and clients without compromising the experience for our users. We will continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to our Technology Platform.

Expand Content Verticals

Our Technology Platform experience originally focused on music and has successfully expanded to sports, fashion, lifestyle and entertainment. Our AI-powered recommendation engines personalize the content experience to better suit an individual user. Over the long term we think there is an opportunity to continue to expand to other types of content and experiences.

Our Business and Industry Opportunity

We primarily operate in the North American digital media and live entertainment industries and offer diverse products and services that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more unique interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

The top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Our portfolio of content is well positioned to take advantage of this trend. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include costs to curate and produce events, as well as shifting customer preferences.

We believe our Technology Platform is at the crossroads of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. We have the ability to create, procure and cultivate satisfying consumer content, leveraging the secular trends identified above.

E-Commerce Industry

Our market includes the global e-commerce market, which was estimated to be worth $5.7 trillion at the end of 2022 according to the Worldwide Ecommerce Forecast Update 2022 report published by Insider Intelligence. United States online retail sales have been estimated to be approximately $2.0 trillion at the end of 2022, which represents a 6.7% increase from $960.4 billion in 2021, according to the 2022 Ecommerce Market Report released by Digital Commerce 360. A primary growth driver for global e-commerce marketing spend has been the dramatic shift away from traditional brick-and-mortar commerce to e-commerce due to the COVID-19 pandemic, and is expected to expand due to the convenience of online shopping and returns. To capitalize on this growth and generate revenue, we will have to continue to innovate and offer marketers a set of unique capabilities across our Technology Platform that cannot be easily replicated elsewhere.

Content Spend (Film & TV) Industry

Our market includes linear and digital media distributors. As of December 20, 2021, global content spend was expected to exceed $220 billion in 2021 according to Ampere Analysis, representing a 14% growth over the previous year. Much of this increase has been driven by subscription video on demand platforms. Another growth driver for global content spend has been the dramatic expansion of the global over the top (“OTT”) media industry. According to Ampere Analysis, subscription OTT services increased investment in content by 20% in 2021 to nearly $50 billion representing a growth of over 50% as compared to 2019. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content. We are well positioned to capitalize on this increasing spend through our customer traction with major movie studios, streaming planforms and content owners around the world.

Experiences (Sporting Events, Concerts & Performing Arts)

Sporting events, concerts, and performing arts are core to our live events, entertainment properties and experiences operations. Our market constituents primarily include retail consumers, sponsors and corporate customers. The events ticket market has the potential to grow by $14.98 billion during 2021 to 2025 and is expected to experience a CAGR of 6%, according to third-party estimates. This growth will be driven by the increasing use of mobile apps for booking tickets. The global sporting events segment, representing the largest segment of the global ticketing segment, reached $49 billion in 2019 and is expected to grow at a CAGR of 5% to $64 billion in 2024, largely driven by the increasing popularity of sports and rising consumer preferences for in-person events. While less substantial than sports, the performing arts ticket segment reached $9 billion in 2019 and is expected to grow at a CAGR of 4% to $11 billion in 2024, driven by growing demand for unique live art performances.

Streaming Technology and Related E-Commerce Services

We believe proliferation trends in the digital content streaming market present a unique opportunity for streaming infrastructure providers capable of delivering an end-to-end solution for Creators and media rights owners who desire to launch their own content streaming services, and monetize their user bases in new ways, without incurring the significant costs inherent in developing underlying technology. We believe recent private company transactions in the space are an indication that the market is both underserved and ripe for further expansion. For example, in November 2022 Disney, then the majority equity owner of BAMtech Media (now Disney Streaming Services), a streaming infrastructure provider whose technology serves as the core streaming, account management and billing platform for Disney+, ESPN+ and Hulu, purchased all outstanding minority interests of BAMtech Media in a transaction that valued the company at $6 billion. Similarly, a November 2022 private equity investment led by General Atlantic in streaming infrastructure services provider Amagi valued the company at $1.4 billion. We have invested and expect to continue to invest in our streaming technology and infrastructure, including developing new ways for Creators and media rights owners to leverage user profiles and preferences and drive monetization through advertising, pay-per-view, subscription-based offerings and related e-commerce transactions.

Metaverse

According to Citigroup’s Metaverse and Money report published in March 2022, “the total addressable market for the Metaverse could be between $8 trillion and $13 trillion by 2030, with total Metaverse users numbering around 5 billion.” We believe that by investing in our Metaverz ecosystem now, while the industry is still nascent, will provide us with a lasting competitive advantage and allow us to shape consumer expectations.

Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry, with rights values appreciating consistently over the past decade. Market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2021, the value of global sports media rights totaled $55.1 billion, a 1.15% increase from the previous year, according to Sports Business Consulting’s Global Media Report 2022. According to the Business Research Company’s report, the global sports market as a whole is expected to reach $556.1 billion in 2023 and grow at a CAGR of 8% from 2021. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags. The contract values underpinning industry revenues are locked-in long-term, offering a high degree of visibility.

Marketing and Licensing

We are active in the global marketing and brand licensing industries, which based on the collective reported revenues of from IPG, WPP, Omnicom, and Dentsu totals approximately $45 billion, plus $15.8 billion reflecting the royalty revenue for brand owners per Licensing International’s 2020 Global Licensing Survey. Our market constituents include corporate clients seeking brand marketing or IP owners looking to license their Brands. Our licensing work is closely attached to the global licensing industry. According to Licensing International’s survey, global sales revenue from licensed merchandise and services grew to $615.5 billion in 2021. The entertainment/ character sector remained the leading market share category by far, accounting for $129.9 billion, or 41% of the total global licensing market, the second largest sector was corporate Brands with $76.9 billion (24%) and sports licensing totaled $31.2 billion, (10%) as the fourth largest sector.

Digital Advertising and Marketing Automation

The digital ad market is expected to surpass $300 billion by 2025, according to a 2022 report by Insider Intelligence Inc. For 2022, ad spending across 16 media platforms is forecasted to reach $173 billion, according to BIA Advisory Services. Over half of the ad spending is anticipated to be focused on digital media, and within digital media spending $36.7 billion is anticipated to go to mobile ad spending for smartphones. Marketing technology and marketing automation are a growing trend. 51% of companies are currently using marketing automation and 58% of B2B companies plan to adopt such technology. According to Sales Fusion, 77% of business owners had an increase in conversion after using marketing automation software. Key trends in marketing automation for 2022 include personalized email automation, social media marketing automation, chatbots, and machine learning and AI.

SMS and Artificial Intelligence Marketing

SMS marketing allows businesses to reach consumers directly through their phones. In 2022, there were 7.3 billion mobile phone users globally and 6.9 billion smartphone users, accounting for 86.3% of the world’s population. 83% of consumers receive text messages from companies. Click through rates for SMS marketing is 36% (as compared to 2% for email marketing messages). In 2022, global SMS marketing market was approximately $64.4 billion and is expected to grow to $84.9 billion by 2027. AI technology can be used in SMS marketing and more broadly across the technology marketing sphere. The global AI market was estimated to be worth $86.9 billion in 2022 and is expected to reach $407 billion by 2027. 52% of high performing marketing teams are looking to increase their usage of artificial intelligence.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the “TrillerVerz,” “Triller,” “Triller Fight Club,” “TrillerFest,” “TrillerTV,” “Verzuz,” “FITE,” “Cliqz”, “Fangage”, “Julius” and “Thuzio” Brands in addition to the trademarks and copyrights associated with our content, events, and the rights to use the intellectual property of our commercial partners. Substantially all of our IP and owned assets that we acquire are protected by trademarks and copyright, whether registered or unregistered. We may have to assign certain intellectual property rights related to Verzuz in the future. See Risk Factors “We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.”

Competition

The entertainment, live event, sports, and content industries in which we participate are highly competitive. We face competition from alternative providers of the services, content, and events us and our clients and owned assets offer and from other forms of entertainment and leisure activities. We face competition from other live, filmed, televised and streamed entertainment, including competition from other companies in the media rights industry. We also face competition from sports leagues, associations, promotions, and events. For a discussion of risks relating to competition, see “Risk Factors — The markets in which we operate are highly competitive, both within the United States and internationally.”

Other Internet Companies

The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to digital advertising. We compete for online advertisers with other internet companies, including major media companies, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, TikTok, Snap and Twitter, have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Facilities

Our corporate headquarters is located in Los Angeles, California and we have regional offices in New York, New York, Palo Alto, California, Winter Park, Florida, New Delhi (Noida) (India), Sofia (Bulgaria) and Toronto (Ontario) (Canada). We also have a presence through service provider relationships in other international markets, such as London (United Kingdom), Paris (France), and São Paulo (Brazil).

Human Capital

Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. We are committed to attracting, motivating, and retaining top professionals. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

We work to ensure that the Company provides a safe, inclusive, and positive employee environment for all our employees. As of December 31, 2022, we employ and engage the services of 301 employees and service providers across our enterprise. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our success is directly related to the satisfaction, growth, and development of our employees. We strive to offer a work environment where employee opinions are valued and allow our employees to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise and continue to provide our personnel with personal and professional growth. We emphasize several measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development and training, diversity and inclusion, and compensation and pay equity.

Legal Proceedings

On August 29, 2022, Sony Music Entertainment, Sony Music Entertainment U.S. Latin LLC, Arista Records LLC, Records Label, LLC and Zomba Recording LLC, or collectively, the Plaintiffs, filed a complaint against the us in the United States District Court for the Southern District of New York captioned Sony Music Entertainment, et al. v. Triller, Inc., Case No. 1:22-cv-07380-PKC. On September 22, 2022, Plaintiffs filed a First Amended Complaint against us, or the Complaint, alleging claims for breach of contract, copyright infringement pursuant to 17 U.S.C. § 1401, contributory copyright infringement, and vicarious copyright infringement. The Complaint seeks compensatory, actual, special and liquidated damages, including all fees, interest and late fees, for the alleged breach of contract claim, as well as statutory damages pursuant to 17 U.S.C. § 504(c) or, in the alternative, at Plaintiffs’ election, actual damages pursuant to 17 U.S.C. § 504(b), as well as an award of Plaintiffs’ costs and disbursements, including reasonable attorneys’ fees, pursuant to 17 U.S.C. § 505 for the alleged copyright infringement claims. The Complaint also seeks an order enjoining us from infringing upon Plaintiffs’ copyrights. On December 5, 2022, we filed an answer to the Complaint, denying all claims asserted in the Complaint. On December 9, 2022, the Court issued a case management order, pursuant to which fact discovery is to be completed no later than April 10, 2023. We intend to vigorously defend ourself in this matter.

From time to time, we have and we may become involved in other legal proceedings arising in the ordinary course of business, including, but not limited to, class actions and claims related to our employment practices, payment of fees, licensing agreements, intellectual property and commercial arrangements. Any claims could result in litigation against us and could result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business. Defending such litigation is costly and can impose significant burden on management and employees. Further, we could receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurance that favorable final outcomes will be obtained. We are currently not a party to any legal proceedings, the outcome of which, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of any of our pending or future legal proceedings will not have a material adverse effect on our business, financial condition or results of operations, including for any particular reporting period. In addition, regardless of the outcome, legal proceedings may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table provides information regarding our executive officers and directors following the Reorganization. Our executive officers will be elected by, and will serve at the discretion of, our board of directors.

Name	Age	Position
Executive Officers
Mahinda de Silva	57	Chief Executive Officer and Director
Prem Parameswaran	54	President and Chief Financial Officer
Craig Zimmerman	41	General Counsel and Secretary
Bobby Sarnevesht	46	Chief Triller, Director and Chairman of the Board
Joseph Smarr	41	Chief Technology Officer

Non-Employee Directors
Adel Ghazzawi	51	Director
Jack Kavanaugh	75	Director
Mike Lu	41	Director

Other Key Leaders
Mark Carbeck	51	Senior Vice President of Finance and Investor Relations
Steve Pamon	52	President of Verzuz
Kosta Jordanov	45	Head of FITE TV and Triller TV Services
Tasha Nikpey	40	Head of Partnerships

Family Relationships

Ryan Kavanaugh, one of our founders and our former director and current employee, is the son of Jack Kavanaugh. There are no other family relationships among any of our directors or executive officers.

Executive Officers

Mahinda de Silva has served as our Chief Executive Officer and Chairman of the board since April 2021 and as a member of our board since October 2019. Prior to joining us, Mr. de Silva was the Chief Executive Officer and Chairman of the board of Amplify.ai from October 2016 until April 2021, when we acquired it. Mr. de Silva was previously a strategic advisor to Opera Software ASA from February 2016 to June 2016, and Chief Executive Officer of Opera Mediaworks Inc., the largest subsidiary of Opera Software, from February 2013 to February 2016. Mr. de Silva also served as Senior Vice President at VeriSign (NYSE: VRSN) from February 1996 until May 2006. Mr. de Silva additionally served as Chairman of the Board of Directors at Noventis Inc. from October 2010 until it was acquired in 2019 by WEX Inc (NYSE: WEX), and currently sits on the board of directors of SILQ, Inc. (formerly known as Hydrophilix, Inc.) and Nanotech Energy, Inc. Mr. de Silva is the inventor of seven U.S. patents in image processing, object oriented programming, security, electronic payments, advertising, messaging and artificial intelligence. Mr. de Silva received a B.S. in Computer Science from the University of Kansas. We believe Mr. de Silva is qualified to serve as a member of our board due to his successful history in the technology industry and knowledge of our space.

Prem Parameswaran has served as our President and Chief Financial Officer since February 2023, and previously served as our President of Corporate Finance and Investor Relations from May 2022 to February 2023. Mr. Parameswaran has been in Media, Entertainment & Technology finance for over 30 years as both an investment banker as well as President and Chief Financial Officer of a public listed company. Prior to joining us, Mr. Parameswaran served as Group Chief Financial Officer and President of North America of Eros International Plc from June 2015 to May 2022. Before joining Eros International, Mr. Parameswaran served as Global Head of Media & Telecommunications Investment Banking at Jefferies LLC from October 2012 to May 2015. Prior to that, Mr. Parameswaran was a Managing Director, Americas Head for the Global Telecommunications and Media Group in the Investment Banking Division at Deutsche Bank from June 2003 to October 2012 and had prior roles at Goldman Sachs and Salomon Brothers. Mr. Parameswaran was nominated in 2019 and subsequently sworn into a United States President’s Presidential Advisory Commission for Asian Americans and Pacific Islanders, where he was the only Indian American appointed to the committee. Mr. Parameswaran received a B.A. from Columbia University and an M.B.A. from Columbia Business School.

Craig Zimmerman has served as our general counsel since January 2023 and, from and after the consummation of the Reorganization, will serve as our Secretary. Prior to joining us, Mr. Zimmerman founded and served as firm principal of the Law Offices of Craig Zimmerman, where he operated a multidisciplinary practice advising clients in various industries on an array of adversarial and transactional matters, from March 2006 to January 2023. Prior to that, Mr. Zimmerman served in several in-house corporate counsel roles from September 1999 until March 2006. Mr. Zimmerman holds a J.D. from Touro College of Law, an L.L.M. from University of San Diego, an M.A. from California State Long Beach and a B.A. in psychology from the State University of New York.

Bobby Sarnevesht has served as our Chief Triller and on our board since October 2019. Prior to joining us, Mr. Sarnevesht was a Partner for Bay Area Surgical Management, a health care surgical management company, from October 2008 until October 2018. Mr. Sarnevesht has founded and sold several companies, including MemoryMedia, a recordable CD Media company, and MyHomey, a real estate purchasing platform. Mr. Sarnevesht holds a B.S. in Management Information Systems from San Jose State University. We believe Mr. Sarnevesht is qualified to serve as a member of our board due to his extensive leadership experience.

Joseph Smarr has served as our Chief Technology Officer since November 2021. Prior to joining us, Mr. Smarr served at Google as Principal Software Engineer at Google from October 2021 to November 2021 and as Senior Staff Software Engineer from January 2010 to October 2021, where he worked on natural language understanding for the Google Assistant, Google Photos (and was the co-creator of its stories feature) and was a founding technical lead of Google+. Prior to Google, Mr. Smarr served as Plaxo’s Chief Technology Officer from June 2009 to December 2009, and as Chief Platform Architect from June 2007 to June 2009. Mr. Smarr received his B.S. and M.S. from Stanford University in Symbolic Systems with concentration in artificial intelligence and natural language processing.

Non-Executive Officer Directors

Adel Ghazzawi has served as a member of our board since 2022. Mr. Ghazzawi is the managing director of Tribeca Corporate Services, where he has served since August 2019, and serves as an advisor or board member for numerous regional and international companies including Pop ID, Septech Saudi Arabia, Zension, LIVIT Hospitality, Cove Beach Holding, ESCAPES, MOONUltra, Brightfox, Heavensake and Dominos China. Mr. Ghazzawi has also served on the board of the Young Presidents’ Organization in the United Arab Emirates, the MENA Regional Board, and the East West Institute think tank in New York. Mr. Ghazzawi has also worked with companies such as BTG Pactual (2011 to present), NGP (2010 to 2021), Capri Capital (2012 to 2017) and Lion Capital (2012 to 2017). Mr. Ghazzawi holds a degree in international business and finance from American University. We believe Mr. Ghazzawi is qualified to serve on our board due to his extensive experience in finance and as a business advisor.

Dr. Jack Kavanaugh has served as a member of our board since 2022. Dr. Kavanaugh is currently a managing member of Multiverse Investment Fund, where he has served since February 2018. Prior to that, Dr. Kavanaugh founded ZetaRX, where he served as Chairman and Chief Executive Officer from 2008 to 2012. In addition, Dr. Kavanaugh is the co-founder of Nanotech Energy, Inc., SuperMetalix, Inc., Silq Technologies Corporation, Fortem Neuroscience Inc., Novonco Therapeutics Inc., and the chief executive officer or acting chief executive officer of Nanotech Energy, Inc., SuperMetalix Inc., and Novonco Therapeutics Inc. Dr. Kavanaugh holds an MD from the University of Southern California, a DDS from UCLA School of

Dentistry, an MBA from UCLA Anderson School of Management and a BA in psychology from UCLA. We believe Dr. Kavanaugh is qualified to serve on our board due to his extensive experience managing businesses and his experience as a director.

Mike Lu has served as our President since April 2021. Mr. Lu previously served as our Chief Executive Officer from February 2017 to April 2021. Prior to joining us, Mr. Lu co-founded Fusion8 in March 2015, which was acquired by popular social media company RockYou in May 2016. Mr. Lu was previously the Vice President of Product Management at GREE from January 2012 to March 2015, and was one of the first employees at YuMe (NYSE: YUME), an online video advertising technology company, where he served as Director of Product from October 2006 to May 2010. Mr. Lu is also a restaurateur working with notable chefs like Dominique Crenn of Atelier Crenn. We believe Mr. Lu is qualified to serve on our board due to his extensive experience with the Company, including as our former Chief Executive Officer, and his entrepreneurship experience.

Other Key Leaders

Steve Pamon has served as President of Verzuz since March 2022. Prior to joining us, Mr. Pamon served as President and Chief Operating Officer of Global Entertainment at Beyoncé’s management and production company, Parkwood Entertainment, from November 2015 to September 2020. At Parkwood Entertainment, Mr. Pamon led the commercial success in the media, entertainment, event production, and consumer products business, including the Super Bowl 50 Halftime Show, Lemonade visual album, 22 Days Nutrition, The Formation World Tour, AEG’s Coachella Festival Performance, Netflix’s Homecoming documentary, On the Run II World Tour, Everything is Love album, Global Citizen Africa Festival, Adidas/Ivy Park partnership, Disney’s The Lion King: The Gift album and the Disney+ film “Black Is King”, among many others. Prior to his tenure at Parkwood Entertainment, Mr. Pamon was the Head of Sports and Entertainment Marketing for JPMorgan Chase from June 2011 to October 2015. Before joining JP Morgan Chase, Steve’s career journey consisted of executive leadership and operating positions across a number of companies in media/entertainment, management consulting, and investment banking, including the National Football League, HBO, Time Warner, McKinsey & Co, Citigroup and Merrill Lynch. For his work as an Executive Producer, Mr. Pamon has received 2 Emmy nominations and 2 Grammy nominations, and is both a Grammy Award winner for Homecoming and a Peabody Award winner for Lemonade. Mr. Pamon currently sits on the board of directors World Wrestling Entertainment (NYSE: WWE) and IMAX Corporation (NYSE: IMAX). Mr. Pamon holds both an M.B.A. from the Stanford University Graduate School of Business and a B.A. in business administration from Morehouse College.

Mark Carbeck has served as our Senior Vice President of Finance and Investor Relations since February 2023. Prior to joining us, Mr. Carbeck served as Chief Corporate and Strategy Officer at Eros International Plc, where he managed the investor relations and group M&A functions, from April 2014 until June 2022. Mr. Carbeck also served as a director in Citigroup’s investment banking division in London, where he led the media and internet franchises for Europe and the MENA regions within the technology, media and telecom division, from January 2008 until October 2012. Mr. Carbeck holds a B.A. in history from the University of Chicago.

David Tetreault has served as President of Triller Fight Club since February 2022. Prior to joining us, Mr. Tetreault served in a variety of roles at Golden Boy Promotions, including as Chief Business Officer from February 2020 to February 2022 and as Executive Vice President, Media and Entertainment from March 2015 to February 2020. Prior to Golden Boy Promotions, Mr. Tetreault served as Chief Operating Officer – Clear TV Media at iHeartMedia from January 2008 to March 2015, as Senior Vice President, Marketing from March 1999 to December 2007, and as Director, Marketing at Warner Bros. from February 1995 to March 1999. Mr. Tetreault also serves as an Adjunct Professor for the University of San Francisco in the Sports Management Masters’ program and chairperson of the Board of Directors for the Dean’s Advisory Board at California State University, Los Angeles’ School of Business and Economics. Mr. Tetreault holds a B.A. and M.A. from California State University, Los Angeles, and a M.F.A. from UCLA.

David Feldman, Sr., has served as the President of our subsidiary Bare Knuckle Fighting Championships Inc. since its formation in 2017 and joined us in connection with our August 2022 acquisition of Bare Knuckle, which he founded. Mr. Feldman has 29 years of experience promoting and marketing professional boxing all over the world, including serving as the co-owner and senior vice president of Kings Promotions from 2013 to 2017 and as the president and chief executive officer of XF Events from 2012 to 2015. Mr. Feldman holds a B.A. in Criminal Justice and Business from Temple University.

Kosta Jordanov has served as our head of FITE and TrillerTV Services since July 2021, where he runs our video streaming business. Mr. Jordanov joined us in July 2021 following our acquisition of FITE (Flipps Media), where he served as Chief Executive Officer after co-founding the company in February 2012. Prior to FITE, Mr. Jordanov served as Chief Executive Officer of Bianor since March 2006. Mr. Jordanov studied Computer Science and Macroeconomics in Bulgaria.

Tasha Nikpey has served as our Vice President and Chief of Staff since January 2020 and our Head of Partnerships since July 2021. Prior to joining us, Ms. Nikpev served as Managing Director of 1 Hotels from September 2017 to January 2020, as Director of Operations for the Madera Group from August 2015 to January 2017, as Director of Operations from December 2011 to August 2015, and as Director of Operations for Soho House from August 2009 to December 2011.

Controlled Company

Following the Reorganization, Proxima Media and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will control a majority of our outstanding voting power. As a result, we expect we will be a “controlled company” under the corporate governance rules of the NYSE. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee of independent directors or an independent nominating and corporate governance committee. In light of our status as a controlled company, we will not to have an independent board, a compensation committee of independent directors or an independent nominating and corporate governance committee at the time our Class A common stock is listed on the NYSE.

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have one independent director upon our listing, who will also qualify as independent for audit committee purposes.

Our status as a “controlled company” could make our Class A common stock less attractive to some investors or otherwise harm our share price. See “Risk Factors—Risks Related to Ownership of Our Common Stock—We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements.” The “controlled company” exemption does not modify the audit committee independence requirements of Sarbanes-Oxley and the NYSE rules discussed above.

Board Composition and Board Committees

We expect our board of directors will consist of five members immediately prior to the consummation of this offering, one of whom will qualify as “independent” under the listing standards of the NYSE.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Each of our directors will be appointed to a one year term. At each annual meeting of stockholders, directors will be elected to succeed the directors whose terms have expired.

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignations or until otherwise determined by the board of directors. The audit committee, compensation committee and nominating and corporate governance committee each will operate under a written charter adopted by the board of directors, all of which will be available on our website.

Director Independence

The board of directors has determined that, under NYSE listing standards and taking into account any applicable committee standards and rules under the Exchange Act, Adel Ghazzawi will be an independent director. Certain exemptions are available to us under the rules of the NYSE and under Rule 10A-3 of the Exchange Act that allow companies a phase-in period for complying with committee independence requirements after an initial public offering. Under these exemptions, companies are permitted to phase in compliance with the requirement to have a fully independent audit committee as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. We intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE or the Exchange Act.

Audit Committee

Dr. Kavanaugh and Mr. Ghazzawi will serve as members of the audit committee, and Dr. Kavanaugh will serve as the chairperson of the committee. Our board of directors has determined that Dr. Kavanaugh is an audit committee financial expert, as defined by the SEC, and the other members of the audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards. The SEC rules and the NYSE rules require us to have one independent audit committee member upon the listing of our Class A common stock, a majority of independent directors within 90 days of the effective date of the registration statement, of which this prospectus forms a part, and all independent audit committee members within one year of the effective date of the registration statement. The functions of the audit committee will include the following:

•

assist the board of directors in its oversight responsibilities regarding the integrity of financial statements, compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and accounting and financial reporting processes of and the audits of financial statements;

•	prepare the report required by the SEC for inclusion in annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants;

•	review the adequacy and effectiveness of our internal control over financial reporting processes;

•	review and approve related party transactions; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Dr. Kavanaugh is not independent, and thus will step down from the audit committee pursuant to the applicable phase-in periods. We expect to add additional members to our audit committee in order to satisfy the independence requirements within the required phase-in periods.

Compensation Committee

Mr. de Silva and Mr. Sarnevesht will serve as members of the compensation committee, and Mr. de Silva will serve as the chairperson of the committee. The compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers and directors;

•	administer our equity incentive plans;

•	review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective upon listing, that satisfies the applicable rules of the SEC and the listing standards of the NYSE. As we will be a controlled company under the Sarbanes-Oxley Act and rules of NYSE upon the listing of our Class A common stock, we will not be required to have a compensation committee composed entirely of independent directors as of the listing.

Nominating and Governance Committee

Mr. de Silva, Mr. Ghazzawi and Mr. Sarnevesht will serve as members of the nominating and governance committee, and Mr. de Silva will serve as the chairperson of the committee. The nominating and governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors, our committees and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices; and

•	review and assess the adequacy of the corporate governance guidelines and code of business conduct and ethics and recommend any changes to our board of directors for approval.

The nominating and corporate governance committee will operate under a written charter, to be effective upon listing, that satisfies the applicable listing requirements and rules of the New York Stock Exchange. As we will be a controlled company under the Sarbanes-Oxley Act and rules of NYSE upon the listing of our Class A common stock, we will not be required to have a nominating and governance committee composed entirely of independent directors as of the listing.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or a committee of our board of directors.

Code of Ethics and Code of Conduct

Prior to our listing, we will adopt a written code of ethics and conduct that will apply to our directors, officers and employees. We intend to post on our website a copy of the code and all disclosures that are required under the Exchange Act or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

Director Compensation

The following table presents the total compensation for each person who served as a member of our board of directors during the year ended December 31, 2022. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the members of our board of directors in 2022 for their services as members of the board of directors.

Name	Total ($)
Bobby Sarnevesht	—
Mike Lu	—
Adel Ghazzawi	—
Jack Kavanaugh	—
Philip Walsh	—
Ryan Kavanaugh	—

Mr. Sarnevesht is party to an employment agreement that will be terminated at or prior to the effectiveness of the registration statement of which this prospectus forms a part and received compensation pursuant to such agreement. See “Certain Relationships and Related Party Transactions—Bobby Sarnevesht Employment Agreement.” However, Mr. Sarnevesht has not received compensation for services as a member of our board of directors and was not an executive officer.

Following our listing, compensation for our directors will be determined by our board. We anticipate that compensation for service on our board of directors will be provided only to non-employee directors. Under the non-employee director policy we may establish, non-employee directors will be eligible to receive compensation for service on our board of directors and its committees.

Non-Employee Director Compensation Policy

In connection with the listing, we may adopt a non-employee director compensation policy that will become effective upon the completion of the listing and is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee may be eligible for an equity award in the Company, which such award may be subject to full accelerated vesting upon the sale of the company.

EXECUTIVE COMPENSATION

This section sets forth historical compensation information for Messrs. de Silva, Kahn, and Smarr in their capacity as executive officers. We are providing compensation disclosure to satisfy the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth the annual compensation for the principal executive officer and the two most highly compensated executive officers (the “Named Executive Officers”), during our fiscal years ending December 31, 2021 and December 31, 2022. Following fiscal 2023, Paul Kahn ceased serving as our Chief Financial Officer and Prem Parameswaran became our Chief Financial Officer on February 1, 2023.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Mahinda de Silva	2022	150,000	—	56,391,529	—	—	56,541,529
Chief Executive Officer	2021	—	—	—	—	—	—

Paul Kahn(5)	2022	850,000	—	—	—	—	850,000
Chief Financial Officer	2021	795,253	150,000	—	3,185,022	—	4,130,275

Joseph Smarr	2022	400,000	—	—	—	—	400,000
Chief Technology Officer	2021	57,852	—	—	2,760,000	—	2,817,852

(1)

Amounts in this column represent the dollar value of base salary earned by the Named Executive Officers during 2021 and 2020. At his own recommendation to the board of directors, Mr. de Silva elected to forego any compensation for 2021.

(2)	Amounts in this column reflect, for Mr. Kahn, a signing bonus payable pursuant to his employment agreement.
(3)

Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for awards of common units of Triller Hold Co LLC granted in 2022. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(4)

Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for warrants to purchase Class B common units of Triller Hold Co LLC granted in 2021. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(5)

Paul Khan was hired as Triller’s Chief Financial Officer (“CFO”) in January of 2021. In early January 2023, nearing the expiration of his employment agreement, Mr. Kahn expressed his desire to transition his responsibilities as CFO of Triller and pursue other career interests. We arranged for an orderly transition to Prem Parameswaran, who at the time served as Triller’s President of Corporate Finance and Investor Relations, to take over the CFO role. Mr. Parameswaran has extensive experience working with public companies both as an investment banker and as a CFO.

Narrative to Summary Compensation Table

Base Salaries

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2022, Messrs. de Silva, Kahn, and Smarr’s annual base salary was $150,000, $850,000, and $400,000, respectively.

Employment Agreements

We intend to enter into new employment agreements with our named executive officers in connection with this listing. The material terms of the Named Executive Officers’ employment arrangements current with us is described below.

Mahinda de Silva

We are not party to an employment agreement with Mr. de Silva, who became chief executive officer on April 14, 2021. At his own recommendation to the board of directors, Mr. de Silva elected to forego any compensation for his services in 2021.

Paul Kahn

We entered into an employment agreement with Mr. Kahn, for employment as our Chief Financial Officer, effective as of October 22, 2020, which provides for an initial two-year term starting on January 3, 2021 unless terminated sooner, after which his employment will be at will. The agreement provides Mr. Kahn with (i) an annual base salary of $800,000 for 2021 and an automatic 5% increase on January 3, 2022, (ii) a signing bonus of $150,000, (iii) eligibility for an annual performance-based bonus, (iv) reimbursement of reasonable legal fees incurred in connection with negotiating the agreement, (v) eligibility to participate in any benefit plans generally made available to other senior executives, (vi) 30 paid vacation days each full year of the term, with any unused vacation days rolling over to the following year, provided that accrued vacation will never exceed 45 days, (vii) reimbursement of reasonable business expenses, including business class flights, hotel accommodations, ground transportation and rental car, dining and business-related entertainment expenses (or first class if other C-level executives are permitted to travel first class), and (viii) the grant of a warrant to purchase 1,495,597 of Triller Hold Co LLC’s Class B common units at an exercise price of $3.3431 per unit, which will vest in 24 equal monthly installments, with vesting accelerating upon a change of control resulting in Mr. Kahn’s termination or upon termination of the agreement as described below.

Joseph Smarr

We entered into an offer letter with Mr. Smarr, for employment as our Chief Technology Officer, dated as of October 21, 2021, which provides for at-will employment. The agreement provides Mr. Smarr with (i) an initial annual base salary of $400,000, (ii) eligibility for an annual performance-based bonus of up to $100,000, (iii) eligibility to participate in any benefit plans generally made available to other senior executives, (iv) 120 hours of paid time off per year, and (v) reimbursement of travel and other costs and expenses incurred by Mr. Smarr in connection with his services. In connection with Mr. Smarr’s commencement of performing services, we granted an option to purchase 1,000,000 of Triller Hold Co LLC’s Class B common units at an exercise price equal to the fair-market value of such units in full satisfaction of any equity grants contemplated under Mr. Smarr’s offer letter, subject to a four-year vesting schedule, with 25% of the option vesting on the first anniversary of the grant date and the remaining 75% vesting on a monthly basis over the following three years subject to Mr. Smarr’s continued employment with the Company through each vesting date.

Warrant Agreements

On October 22, 2020, we issued a warrant to Mr. Kahn entitling him to purchase 1,495,597 of our Class B common units at a purchase price of $3.3431 per unit.

Each of Mr. Kahn’s warrants vests in equal monthly installments over 24 months beginning one month after its date of issuance as long as the executive remains employed through each vesting date, and is otherwise exercisable for a term ending on the tenth anniversary of the issuance date. Upon the occurrence of a public offering of the Class B common units or a dissolution or liquidation of us or a merger or certain other sales transactions involving us or our subsidiaries in which a person or group acquires units or securities entitled to vote for a majority of our Board of directly, all unvested units as of the date of such an event or transaction shall become vested and become immediately and fully exercisable. The vested portion of each warrant may be exercised by the executive by paying the aggregate exercise price in cash or cash equivalents or by a “net exercise” whereby we withhold a sufficient number of units to cover the aggregate exercise price.

Each of the warrant agreements described above provides for us to pay all expenses in connection with, and all taxes and other governmental charges that may be imposed on the executive with respect to the issuance of Class B common units on exercise of the warrant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards for the Named Executive Officers as of December 31, 2022 (provided on an as-converted basis giving effect to the Reorganization).

	Option Awards					Stock Awards
Named Executive Officer	Number of securities underlying unexercised options exercisable (#)		Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Mahinda de Silva						4,961,248	(1)
Paul Kahn	1,495,597	(2)		3.34	10/22/30
Joseph Smarr	270,833	(3)	729,167	5.63	10/2/31

(1)	Mr. de Silva’s units vest upon the 180-day anniversary of the public listing of our common equity securities.
(2)

Mr. Kahn’s warrant granted on October 22, 2020 is subject to a 24-month vesting schedule, vesting 1/24th on November 22, 2020 and on the 22nd of each month thereafter until fully vested, subject to Mr. Kahn’s continued employment through each such vesting date.

(3)

Mr. Smarr’s option was granted on October 2, 2021 vests over a period of four years, with 25% of the option vesting on the first anniversary of the grant date and the remaining 75% vesting on a monthly basis over the next three years thereafter, subject to Mr. Smarr’s continued employment through each such vesting date.

Pension Benefits and Nonqualified Deferred Compensation

We provide all eligible full-time employees, including our Named Executive Officers, with the opportunity to participate in a tax-qualified 401(k) savings plan. During 2022, Messrs. Kahn and Smarr participated in the 401(k) plan. The Named Executive Officers do not participate in, or otherwise receive any benefits under, any other pension or retirement plan or any nonqualified deferred compensation plan during our fiscal year ended December 31, 2022.

Potential Payments Upon Termination or a Change in Control.

Employment Agreements and Offer Letters

Mr. Kahn’s employment agreement provides that if his employment is terminated by us without “Cause” or by himself for “Constructive Termination Without Cause” (as each term is defined in Mr. Kahn’s employment agreement) during the term of the agreement, he will be entitled to (i) all earned but unpaid base salary and accrued but unused vacation pay, through the date of termination, (ii) reimbursement of reasonable business expenses incurred prior to termination, (iii) severance payments equal to his base salary for the greater of one year or the unexpired portion of the term of the agreement (the “severance period”), payable over the severance period in accordance with our normal payroll practices, but not less frequently than twice per month, (iv) immediate vesting of all unvested warrant units and (v) continuation of all medical, dental and other healthcare benefits for the remainder of the severance period. Mr. Kahn’s entitlement to such severance benefits is conditioned on his signing and non-revocation of a release of all claims against us within 60 days of termination. In addition, if Mr. Kahn dies or becomes disabled during the term of the agreement, Mr. Kahn or his estate will be entitled to (i) all earned but unpaid base salary and accrued but unused vacation pay, (ii) reimbursement of reasonable business expenses incurred, (iii) severance payments equal to his base salary for the lesser of 12 months or the unexpired portion of the term of the agreement, payable in accordance with our normal payroll practices, but not less frequently than twice per month and (iv) immediate vesting of all unvested warrant units. If Mr. Kahn’s employment is terminated by us for Cause or by himself other than for Constructive Termination Without Cause, he will be entitled to (i) all earned but unpaid base salary, accrued but unused vacation pay and any other benefits accrued and (ii) reimbursement of reasonable business expenses incurred prior to termination; however, any and all unvested warrant units will be forfeited and revert to us.

Warrant Agreements

Under their respective warrant agreements described in the section titled “Narrative to Summary Compensation Table” above, in the event of a “Change of Control Transaction” each of Mr. Kahn’s unvested warrants will become 100% vested and fully exercisable. The warrant agreements define a “Change in Control Transaction” as (i) a consolidation or merger of us with or into any other corporation or corporations in which the holders of our outstanding units immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain units representing a majority of the voting power of the surviving corporation or such consolidation or merger; (ii) any transaction or series of related transactions in which a person or group acquires units or other securities entitled to vote for a majority of our board of directors; or (iii) a sale of all or substantially all of our assets.

Equity Compensation Plan

2023 Stock Option and Incentive Plan (the “2023 Plan”)

In connection with this listing, we anticipate adopting our 2023 Plan, to become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2023 Plan may provide that upon the effectiveness of a “sale event,” as defined in the 2023 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2023 Plan. To the extent that awards granted under the 2023 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights (i) may be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. In addition, we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Amended and Restated 2021 Equity Incentive Plan (the “2021 Plan”)

On July 31, 2021, our board of directors approved the 2021 Plan and initially reserved 32,531,510 Class B units for issuance. Awards granted under the plan may be of Class B units of the Company or options to acquire such units. The 2021 Plan provides that in the event that we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our units or assets, all units issued under the 2021 Plan will be treated in the manner described in the applicable definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in the manner determined by our board of directors). The treatment specified in such definitive agreement may include the following with respect to outstanding awards under the 2021 Plan (i) (X) assumption, (Y) continuation or (Z) substitution of such awards with awards in the acquiror, (ii) cancellation of such awards for a payment to the participant with respect to each unit subject to the portion of an award that is vested as of the transaction date equal to the excess of (A) the value of the property (including cash) received by the participant as a result of the transaction over, to the extent applicable, (B) the per-unit exercise price of the award, or (iii) that such awards may be cancelled without the payment of any consideration, subject to certain notice periods. Further, the participant’s right to exercise an option granted under the 2021 Plan during a limited period of time preceding the closing of the transaction may be suspended if such suspension is administratively necessary to permit the closing of the transaction and any right the participant has to exercise the award prior to vesting in the units subject to the award may be terminated, such that following the closing of the transaction the award may only be exercised to the extent it is vested.

2020 Equity Incentive Plan (the “2020 Plan”)

On October 1, 2020, our board of directors approved the 2020 Plan and initially reserved 15,862,891 service provider units for issuance thereunder. Awards granted under the 2020 Plan are intended to qualify as “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43. The 2020 Plan provides that upon the effectiveness of a Change in Control (as defined in the 2020 Plan), all units issued under the 2020 Plan will be treated in the manner described in the applicable definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in the manner determined by our board of directors), which agreement or determination need not treat all units in an identical manner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2020, and any currently proposed transactions to which we were or are a party to, and the amount involved in the transaction exceeds the lesser of $120,000 or 1% of our average total assets at year-end, and in which any of directors, executive officers of us or, to our knowledge, beneficial owners of more than 5.0% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under “Executive Compensation” and “Director Compensation” in this prospectus. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Our Transactions

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, we engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with our mobile application and associated software (the “Services Agreement”). Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of our equity securities. During fiscal years ended December 31, 2022, 2021 and 2020, we paid Mashtraxx approximately $4.2 million, $12.3 million and $8.9 million, respectively, under the Services Agreement. Phillip Walsh, who is a director of ours, is also a director and officer of Mashtraxx.

Property Lease

We sublet office space at 2121 Avenue of the Stars, Los Angeles, California, from Proxima Media, LLC (the “Property Lease”), with whom we share occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal years ended December 31, 2022, 2021 and 2020, we paid approximately $0.4 million, $1.5 million and $0.4 million, respectively, under the Property Lease. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Fall 2020 Debt Financing

On November 20, 2020, Triller Legends LLC (“Legends”), our wholly owned subsidiary, entered into Loan and Security Agreements (each an “LSA”) with The Kavanaugh Family Trust, The Jack Kavanaugh Trust Under the Konitz Family Trust, and the Leslie Kavanaugh Generation Skipping Trust and issued promissory notes in the aggregate principal amount of $1.0 million to such trusts. The trustees of the trusts are relatives of our director Jack Kavanaugh. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $0.3 million and warrants to purchase an aggregate of 119,647 Class B common units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima Transactions

On March 16, 2020, we reimbursed Proxima $0.3 million for legal and business expenses Proxima had incurred on our behalf in 2019 and 2020.

On April 20, 2020, we entered into an agreement with Proxima pursuant to which Proxima agreed to secure on our behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to us in connection with the financing, marketing, production, and exploitation of that event. Proxima was paid $6.6 million related to this event in early 2021. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Dog for Dog Sponsorship Agreement

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), our wholly owned subsidiary, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement (the “Sponsorship Agreement”) under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. Payments pursuant to the Sponsorship Agreement are reflected as part of discontinued operations in our consolidated financial statements. Through an affiliated entity, our founder and former director Ryan Kavanaugh is the majority owner of and exercises control over Dog for Dog and was serving as one of our directors at the time of the transaction.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”), one of the founding members of Triller Hold Co LLC, purchased 1,196,472 of our Class B Common Units (the “Acquisition Units”) for the aggregate purchase price of $10.0 million. Concurrently with the transaction, we issued a warrant to an immediate family member of Bobby Sarnevesht, one of our directors, who had funded Acquisition’s purchase of the Acquisition Units, to purchase 2,392,945 of our Class B common units at an exercise price of $2.035 per unit. On November 27, 2021, we repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of December 31, 2022. Acquisition was an affiliate of Bobby Sarnevesht and our former director Ryan Kavanaugh at the time of the transaction. Acquisition was merged with and into Triller Hold Co LLC on August 17, 2022.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with us (the “Subscription Agreement”) under which Multiverse purchased 982,801 of our Class B common units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement, we issued Multiverse a warrant to purchase 982,801 of our Class B common units at a per-unit exercise price equal to $2.035. At the time of that transaction, both Jack Kavanaugh and Mahinda de Silva, our current Chief Executive Officer, were Managing Members of the General Partner of Multiverse. Mr. de Silva was one of our directors at the time of the transaction. Mr. de Silva became our Chief Executive Officer on April 14, 2021 and was not our Chief Executive Officer at the time of the transaction.

Truverse Acquisition

On December 13, 2021, we entered into a Share and Unit Exchange Agreement with Truverse, Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which we acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our chief executive officer and one of our directors, was our chief executive officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, we entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which we agreed to pay $20,000 per month for finance and consulting services performed by GEX (the “GEX Agreement”). We paid GEX less than $0.1 million in the year ended December 31, 2022, and approximately $0.2 million and $0.2 million in the years ended December 31, 2021 and 2020, respectively. Sri Vanamali, a former director of ours, was engaged to provide services as a consultant for us under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, we entered into an employment agreement with Ryan Kavanaugh under which we agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established annually by the board. Under that agreement, provided Mr. Kavanaugh was still employed by us and not in material uncured breach of his agreement, we also agreed that we will issue to Proxima warrants each time we offer to sell “Covered Securities,” (as defined below) in a public or private offering after the effective date of this employment agreement, to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest as of immediately prior to such sale for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of ours. No warrants for Covered Securities were issued under this employment agreement during the years ended December 31, 2022 and 2020.

In accordance with the employment agreement and pursuant to Mr. Kavanaugh’s direction:

•

On January 1, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 9,651,481 of our Class B common units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of our Class B common units at an exercise price of $8.3579.

•

On August 10, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 1,289,022 of our Class B common units at an exercise price of $8.3579.

•

On November 12, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 1,665,933 of our Class B common units at an exercise price of $8.3579.

•

On December 1, 2021, we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 22,874,778 of our Class B common units at an exercise price of $8.3579.

In December 2021, we and Mr. Kavanaugh agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to date. In March 2022, we and Mr. Kavanaugh agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month. This agreement will be terminated prior to the effectiveness of the registration statement of which this prospectus forms a part.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, we entered into an employment agreement with Bobby Sarnevesht under which we agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established by the board. Under that agreement, provided Mr. Sarnevesht is still employed by us. and not in material uncured breach of his agreement, we also agreed to cause us to issue to AS Trust (“AS”) and BAS Living Trust (“BAS”) warrants each time we offer to sell “Covered Securities” in a public or private offering after the effective date of this employment agreement to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in our securities as of the date of the employment agreement each time we offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement,

“Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of us. No warrants for Covered Securities were issued under this employment agreement during the years ended December 31, 2022 and 2020.

In accordance with the employment agreement:

•

On January 1, 2021 we issued to each of AS and BAS warrants to purchase 4,825,740 of our Class B common units at exercise prices of $2.035 and separate warrants to purchase 677,817 of our Class B common units at exercise prices of $8.3579.

•	On August 10, 2021 we issued to each of AS and BAS warrants to purchase 644,511 of our Class B common units at exercise prices of $8.3579.

•	On November 12, 2021 we issued to each of AS and BAS warrants to purchase 832,967 of our Class B common units at exercise prices of $8.3579.

•	On December 1, 2021, we issued to each of AS and BAS warrants to purchase 11,437,389 of our Class B common units at exercise prices of $8.3579.

In December 2021, we and Mr. Sarnevesht agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to date. In March 2022, we and Mr. Sarnevesht agreed to reduce Mr. Sarnevesht’s salary on a going- forward basis to $1,000 per month. This agreement will be terminated prior to the effectiveness of the registration statement of which this prospectus forms a part.

Bay Area Surgical Management (“BASM”) Transactions

During the period beginning October 1, 2019 and ending December 31, 2019, we accrued $0.1 million for payroll and accounting services performed by BASM Payroll Services Inc. During the fiscal years ended December 31, 2021 and 2020, we paid approximately $0.3 million and $0.3 million, respectively, in connection with BASM’s provision of payroll and accounting services. An additional $0.5 million has been accrued for services in 2021. BASM is an affiliate of Bobby Sarnevesht.

Merger with Triller Acquisition LLC

Triller Acquisition LLC was one of the founding members of Triller Hold Co LLC. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of our Class A common units held by its founders and their affiliates, which represent controlling interests in Triller Hold Co LLC Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, we exchanged the 80,282 Class A common units held by Triller Acquisition LLC for either Class C-2 common units (in the case of the founders and their affiliates) or Class C-1 common units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC.

2021/2022 Convertible Debt Financing

During the period beginning March 11, 2022 and ending May 26, 2022, we issued 7.5% Unsecured Convertible Promissory Notes to BAS Living Trust in the aggregate principal amount of $4.85 million and to AS Trust in the aggregate amount of $3.35 million. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the notes issued to BAS Living Trust and AS Trust was converted into 949,812 of our Series AA-1 preferred units on August 17, 2022.

2022 Senior Convertible Debt Financing

On August 18, 2022, we entered into a Convertible Note Purchase Agreement with Total Formation Inc. (“TFI”) pursuant to which TFI purchased, and we issued to TFI, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Convertible Note”). The TFI Convertible Note bears simple interest at a rate of 15% per annum and is payable in full on August 18, 2023 unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Convertible Note and as partial consideration for TFI’s investment, we issued to TFI a warrant to purchase 598,236 Series A-1 preferred units of Triller Hold Co LLC at an exercise price per unit of $2.72; entered into a Share Conversion Agreement with TFI and Castle Lion Investments Limited pursuant to which all Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 preferred units; and warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase 7,178,837 Series A-1 preferred units at an exercise price per unit of $2.035. In addition, 7.5% convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units.

On December 31, 2022, the Convertible Note Purchase Agreement and TFI Convertible Note were amended and restated to, among other things, increase the aggregate amount available to us under the loan. We issued to Total Formation Inc. a second Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all loan advances made pursuant to the transaction documents and (b) $10.3 million (the “TFI December Note”). The TFI December Note bears 15% interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with tis terms. As of December 31, 2022, advances totaling $2.0 million had been made by Total Formation Inc. Concurrently with the issuance of the TFI December Note, we issued to TFI a warrant to purchase 239,295 Series A-1 preferred units at an exercise price per unit of $2.72. The loan documents were also amended to provide that our obligations under the loan documents are secured by the proceeds we may obtain from certain future equity financings and certain equity interests of unaffiliated parties held by our founder and former director Ryan Kavanaugh.

TFI and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of more than 5% of our equity securities.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26 2022, we issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, the De Silva 2000 Living Trust and Proxima Media LLC. The notes bear simple interest at rates ranging from 1.85% to 3.05% and mature on the one-year anniversaries of their respective issuance dates. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva, our chief executive officer and chairman of the board, is the trustee of the De Silva 2000 Living Trust. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, we issued a 6.0% unsecured promissory note in the aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of our founder and director Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation.

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, we issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of our founder Bobby Sarnevesht. See Note 10—Debt, for more information on the BASM Note.

Limitation of Liability and Indemnification of Officers and Directors

Our second amended and restated certificate of incorporation, which will become effective immediately prior to the listing of our Class A common stock on the NYSE, contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated certificate of incorporation, which will become effective immediately prior to the listing of our Class A common stock on the NYSE, and which provides that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law, subject to the advance authorization of our Board (subject to certain exceptions), any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our second amended and restated certificate of incorporation also provides that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedure Regarding Related Party Transactions

We do not have a formal written policy or procedure for the review, approval or ratification of related party transactions. Our board of directors reviews and considers the interests of our directors, executive officers and principal shareholders in our review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances. In connection with the Reorganization and our listing, we intend to adopt a formal policy for the review, approval or ratification of related party transactions.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•	certain information with respect to the beneficial ownership of our Class A and Class B common stock as of , giving effect to the Reorganization, for:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

•	the number of shares of Class A common stock and Class B common stock held by the Registered Stockholders and registered as Class A common stock for resale by means of this prospectus.

This prospectus registers for resale shares of Class A common stock that are held by Registered Stockholders that include (i) our affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officer and non-director service providers who acquired shares from us within the prior 12 months from the date of any proposed sale under Rule 701 and hold “restricted” securities under the applicable securities laws and regulations. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus. For our executive officers, directors and certain other stockholders, sales pursuant to this prospectus, or otherwise, are subject to the terms of lock-up agreements with us as described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock, either as Class A common stock or Class B common stock, that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of Class A common stock or Class B common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of at least              days after the effectiveness of the registration statement. As a result, registered shares also include shares of Class A common stock subject to outstanding options and warrants. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our Class A common stock by the Registered Stockholders. However, we have engaged our financial advisor with respect to certain other matters relating to our listing of our Class A common stock on NYSE. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based percentage ownership of our common stock on              shares of our Class A common stock and              shares of our Class B common stock outstanding after giving effect to the Reorganization. We have deemed shares of our              common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of the date of this prospectus to be outstanding and to be beneficially owned by the person holding the warrant or option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the business address of each such beneficial owner is c/o Triller Corp., 2121 Avenue of the Stars, Suite 2350, Los Angeles, California 90067.

Beneficial Ownership Upon Reorganization
	Number of Shares Beneficially Owned								Percentage of Total Voting Power	Class A Common Stock Being Registered
	Preferred Stock				Common Stock
	Series A-1+		Series AA-1+		Class A		Class B+
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%	Shares	%
Executive Officers and Directors:
Mahinda de Silva(1)
Paul Kahn(2)
Joseph Smarr(4)
Bobby Sarnevesht(5)
Adel Ghazzawi(6)
Jack Kavanaugh
Mike Lu(3)
All Current directors and executive officers as a group (8 persons)

Other 5% Stockholders:
Paul Posner(7)
Tsai Ming Hsing(8)
Proxima Media, LLC(9)

Other Registered Stockholders:
Non-Executive Officer and Non-Director Current and Former Service Providers(7)
All Other Registered Stockholders(8)

*	None of our executive officers, directors or 5% stockholders hold any shares of Series A-1 preferred stock.
+

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock.

(1)

Consists of              shares of Class A common stock owned of record by Truverse HoldCo, Inc. Mr. de Silva is the chief executive officer and sole member of the board of directors of Truverse HoldCo, Inc. and therefore may be deemed to exercise investment control over such shares. Mr. de Silva disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)	Consists of shares of Class A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(3)	Consists of shares of Class A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(4)	Consists of shares of Class A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(5)

Consists of              shares of Class B common stock and              shares of Class A common stock issuable upon the exercise of warrants currently exercisable owned of record by BAS Living Trust. Mr. Sarnevesht is the trustee of the BAS Living Trust and therefore may be deemed to exercise investment control over such shares.

(6)

Consists of              shares of Class A common stock and              shares of Class A common stock issuable upon exercise of warrants currently exercisable owned of record by Tribeca Corporate Services LLC. Mr. Ghazzawi is the managing member of Tribeca Corporate Services LLC and therefore may be deemed to exercise investment control over such shares.

(7)

Consists of             shares held by Triller Legacy LLC (“Legacy”). Denali Digital Media, LLC (“Denali”) is the managing member of Legacy and therefore has voting and dispositive power with respect to such shares. Mr. Posner, as the manager of both Denali and Denali’s sole member, Carnegie Technologies Holdings, LLC, is responsible for the management decisions of Denali, including voting and investment decisions regarding such shares. Mr. Posner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Legacy’s mailing address is 9737 Great Hills Trail, Suite 100, Austin, TX 78759.

(8)

Consists of             shares of Series A-1 preferred stock and             shares of Series A-1 preferred stock issuable upon exercise of warrants currently exercisable owned of record by Total Formation Inc. and             shares of Series A-1 preferred stock owned of record by Castle Lion Investments Ltd. Mr. Tsai is a director of Total Formation, Inc. and Castle Lion Investments Ltd. and therefore may be deemed to exercise investment control over such shares. Total Formation, Inc.’s mailing address is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, BVI. Castle Lion Investments Ltd.’s mailing address is Vista Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.

(9)

Consists of              shares of Class B common stock owned of record by Proxima Media LLC and             shares of Class A common stock issuable upon exercise of warrants currently exercisable owned of record by Kristine Peterson in her capacity as trustee of the R. Kavanaugh Trust dated November 11, 2008. Ms. Peterson is the manager of Proxima Media LLC and therefore may be deemed to exercise investment control over such shares. Ms. Peterson’s address is 6320 Canoga Ave, Ste 1300, Woodland Hills, CA 91367.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon consummation of the Reorganization in connection with the listing of our Class A common stock on the NYSE. The descriptions of our Class A common stock, Class B common stock, and preferred stock give effect to changes to our capital structure that will occur immediately prior to our listing through the Reorganization. Because these descriptions are only summaries, they do not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the listing of our Class A common stock on the NYSE and which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

No public market for our Class A common stock currently exists. Following the consummation of the Reorganization and upon the listing of our Class A stock on the NYSE, the total number of authorized shares of our capital stock will consist of 450,000,000 shares of Class A common stock, par value $0.0001 per share, 50,000,000 shares of Class B common stock, par value $0.0001 per share and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 50,000,000 shares will be designated Series A-1 preferred stock and 50,000,000 shares will be undesignated.

Assuming the reclassification of all outstanding shares of our capital stock into an equivalent number of shares of our Class A common stock, Class B common stock or Series A-1 preferred stock, which will occur pursuant to the Reorganization and immediately prior to listing our Class A common stock on the NYSE, as of December 31, 2022, there were 222,486,485 shares of our Class A common stock outstanding, 46,651,382 shares of our Class B common stock outstanding, 37,702,230 shares of our Series A-1 preferred stock outstanding, and no shares of our undesignated preferred stock outstanding. Pursuant to our certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Common Stock

Upon consummation of the Reorganization, there will be two classes of authorized common stock: Class A common stock and Class B common stock. Following the Reorganization and immediately prior to the listing of our Class A common stock on the NYSE, all outstanding shares of our existing common stock will be reclassified into shares of our new Class A common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class A common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights.

Voting Rights

Shares of Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Class B common stock will be entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders. The percentage voting power of the Class B Common Stock is expected to initially be approximately 74.5%. The percentage voting power of the Class B common stock would decrease in the event that we issue any additional Class A common stock in the future and/or in the event that any shares of Class B common stock are converted into Class A common stock, whether by transfer or otherwise, as described in more detail in the section titled “—Conversion” below. The percentage voting power of the Class B common stock would increase following the Reorganization in the event of a redemption by us of Class A common stock, whether via a repurchase, stock buyback program or otherwise, or if additional shares of Class B common stock are issued. The holders of common stock will not have cumulative voting rights in the election of directors.

So long as any shares of Class B common stock remain outstanding, we will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the amended and restated certificate of incorporation, whether by amendment, or through merger, consolidation or otherwise, to amend, alter, change, repeal or adopt any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provision of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock.

So long as any shares of Class B common stock remain outstanding, the prior approval of a majority of the outstanding shares of Class B common stock, voting as a separate class, will be required to (a) amend or modify our Certificate of Incorporation, bylaws or any of our other organizational documents in a manner adverse to the holders of the Class B common stock or (b) for any change of control transaction.

See the section titled “Risk Factors—Risks Related to the Ownership of our Class A Common Stock—The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests” for a description of the risks related to the dual-class structure of our common stock.

Economic Rights

Except as otherwise expressly provided in the amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to the Series A-1 preferred stock or any other series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock unless disparate treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations. If we subdivide or combines in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner.

Change of Control Transactions. The holders of our Class A common stock and Class B common stock will be treated equally, identically and ratably, on a per share basis, on (a) the sale, lease, exclusive license, exchange, or other disposition of all or substantially all of our property and assets, (b) the merger, consolidation, business combination, or other similar transaction with any other entity, which results in the voting securities outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) less than fifty percent of the total voting power represented by our voting securities and less than fifty percent of our total number of outstanding shares of capital stock, in each case as outstanding immediately after such merger, consolidation, business combination or other similar transaction, and (c) a recapitalization, liquidation, dissolution, or other similar transaction which results in the voting securities outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) less than fifty percent of the total voting power represented by our voting securities and less than fifty percent of our total number of outstanding shares of capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction.

No Preemptive or Similar Rights

Holders of shares of common stock will not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in the amended and restated certificate of incorporation, including transfers to other Class B stockholders, members of the initial Class B stockholders’ affiliated family, trusts, foundations, partnerships, corporations, and other entities affiliated with or owned by members of the initial Class B stockholders’ families and other related parties. Each share of Class B common stock will also convert automatically into one share of Class A common stock if the voting power of all then-outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of the then-outstanding common stock or with the vote of 80% of the outstanding Class B common stock. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this listing will be, fully paid and non-assessable.

Preferred Stock

Our board of directors generally will be authorized, without further stockholder approval, subject to the rights of any shares of preferred stock that may then be outstanding, to issue from time to time up to the number of authorized but undesignated shares of preferred stock, in one or more series. Each such series of preferred stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by our board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, us; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of us at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of preferred stock.

Our board of directors will have the authority to issue the preferred stock and to determine the rights and preferences of the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Class A common stock and Class B common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A-1 Preferred Stock

Upon consummation of the Reorganization, there will be one class of designated preferred stock: Series A-1 preferred stock. The rights of the holders of Class A common stock and Class B common stock will be subordinate to the rights of the holders of Series A-1 preferred stock.

So long as at least 50% of the originally issued shares of Series A-1 preferred stock remain outstanding and held by Total Formation Inc., we will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Series A-1 preferred stock, voting as a separate class, in addition to any other vote required by applicable law or our certificate of incorporation, whether by amendment, or through merger, consolidation or otherwise, to take certain corporate actions as outlined in our certificate of incorporation, including amending our certificate of incorporation or our bylaws.

Anti-Takeover Effects of Certain Provisions of Delaware Law

Upon consummation of the Reorganization, we will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•

the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, our certificate of incorporation and bylaws do not exclude it from the restrictions of Section 203. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Anti-Takeover Effects of Our Organizational Documents

Our certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us. These provisions, which are summarized below, are also designed to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board Composition and Filling Vacancies

Our bylaws will provide for the division of our board of directors into one class with directors being elected each year. Our bylaws will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, have the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our bylaws will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limitation may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Special Meetings of Stockholders

Our bylaws will provide that a special meeting of stockholders may be called only by a majority of the board of directors then in office, the chairperson of the board of directors, and our chief executive officer. Our stockholders will not be permitted to call a special meeting. Additionally, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting, and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. Because our stockholders will not have the right to call a special meeting a stockholder could not force stockholder consideration of a proposal over the opposition of our board by calling a special meeting of stockholders prior to such time as the board believed the matter should be considered or until the next annual meeting provided that the notice and other requirements are met. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board also could be delayed until the next annual meeting.

Blank Check Preferred Stock

Our certificate of incorporation will provide for 100,000,000 authorized shares of preferred stock. Our certificate of incorporation will authorize our board of directors to issue, without further action by the stockholders (subject to the rights of any then outstanding shares of preferred stock), additional shares of preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Advance Notice Procedure

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of persons for election to the board. Among other requirements, the advance notice provisions provide that a stockholder must provide to our secretary timely notice (generally 120 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders or 90 days prior to a special meeting) of any business, including director nominations, proposed to be brought before the annual or special meeting, which notice must conform to the substantive requirements set forth in our bylaws These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that except as otherwise required by applicable law or provided in our certificate of incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall (i) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, (ii) be entitled to notice of any stockholders’ meeting in accordance with our bylaws and (iii) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one (1) or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to our certificate of incorporation or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting.

Our bylaws will provide that any amendment thereof must be approved by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. If any of the foregoing provisions are held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this paragraph and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “excluded opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director who is not an employee, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee (collectively, the persons referred to in clauses (i) and (ii) are “covered persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a covered person expressly and solely in such covered person’s capacity as a director while such covered person is performing services in such capacity. Any repeal or modification of these provisions will only be prospective and will not affect the rights of covered persons in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

Limitations on Liability and Indemnification of Directors and Officers

See the section titled “Certain Relationships and Related Party Transaction—Limitation of Liability and Indemnification of Officers and Directors.”

Transfer Agent and Registrar

Upon the effectiveness of the registration statement of which this prospectus forms a part, the transfer agent and registrar for our Class A common stock will be                 . The address of the transfer agent and registrar is                 , and its telephone number is                 .

Listing

We intend to apply to list our Class A common stock on NYSE under the symbol “ILLR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Class A common stock on NYSE, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market following our listing on NYSE or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Class A common stock prevailing from time to time.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of December 31, 2022, we will have a total of 222,486,485 shares of our Class A common stock, 46,651,382 shares of our Class B common stock, and 37,702,230 shares of our Series A-1 preferred stock outstanding, assuming the conversions to occur pursuant to the Reorganization immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The Registered Stockholders will hold approximately        % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately        % (with approximately        % of these shares subject to the lock-up agreement described below). Shares of our common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreement described below to the extent applicable, following the listing of our Class A common stock on the NYSE, these shares held by the Registered Stockholders may be immediately sold pursuant to this prospectus.

The remainder of our outstanding shares of capital stock may be sold under Rule 144 subject to certain limitations. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume of our Class A common stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchased shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

Lock-Up Agreements

Our executive officers, directors, and stockholders representing approximately        % of our capital stock (including securities exercisable for our capital stock) will be subject to lock-up agreements with us under which they cannot sell, offer, contract to sell, pledge, grant any option to purchase, lend, or otherwise dispose of shares of our capital stock, or enter into any hedging or similar transaction or arrangement that is designed to or could reasonably be expected to lead to or result in a sale or disposition or transfer of any of the economic consequences of ownership of shares of our capital stock, until                (the “lock-up period”), subject to certain exceptions. Notwithstanding the foregoing, if the volume weighted average share price of Class A common stock equals or exceeds $                per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for at least 20 out of 30 consecutive trading days following our listing, then the lock-up period will terminate. Sales of substantial amounts of our Class A common stock after the expiration or early termination of the lock-up period, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

Registration Rights

Upon the listing of our Class A common stock, we are required to prepare and file a registration statement covering the resale of the shares to be purchased by the GEM Investor under the GEM Agreement. Additionally, the holders of up to approximately                shares of our common stock have “piggy-back” registration rights, subject to some conditions, to include shares of Class A common stock (whether held directly or that may be acquired upon conversion of shares of Class B common stock or exercise of options or warrants) in registration statements that we may file. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or reserved for issuance under our 2023 Plan. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates and vesting restrictions.

                 shares of our Class A common stock will be reserved for future awards to be granted pursuant to our 2023 Plan.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We intend to apply to list our Class A common stock on the NYSE. Prior to our listing, no public market exists for our common stock and there have been no private transactions by our stockholders in our shares of common stock (or by the holders of units in our predecessor, Triller Hold Co LLC). There have not been any sales of our common stock in any private transactions by our stockholders due to transfer restrictions on our capital stock and recent private sales of our securities have been in the form of issuances of convertible notes. We have from time to time sold securities in private transactions, including the following: in             , we sold shares at an average purchase price of $         per share; in         , we sold          shares at an average purchase price of $         per share and in         , we sold shares at an average purchase price of $         per share. While the DMM is expected to consider these prices in connection with setting the opening public price of our Class A common stock, this information has little or no relation to broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on NYSE. As a result, you should not place undue reliance on this historical private sale price as it may differ materially from the opening public price and subsequent public price of our common stock on NYSE. See “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—Future sales of common stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is limited to non-U.S. holders that holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained by a court.

This summary does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, or any tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;

•	tax-exempt organizations or governmental organizations;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	pension funds or retirement plans;

•	persons that acquire our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; or

•	persons that own, or are deemed to own, more than five percent of our Class A common stock (except to the extent specifically set forth below).

In addition, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences in their particular circumstances.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership, and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules, under the laws of any state, local, non-U.S., or other taxing jurisdiction, or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes and is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to pay any dividends in the foreseeable future, and any future dividend payments will be at the discretion of our Board of Directors and depend on various factors and restrictions. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Class A Common stock.”

Except as otherwise described below in the discussions of effectively connected income, backup withholding and FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us or the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and a valid taxpayer identification number, certifying qualification for the reduced rate; additionally, a non-U.S. holder will be required to update such Forms and certifications from time to time as required by law. A non-U.S. holder of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Effectively Connected Income

If a non-U.S. holder is engaged in a U.S. trade or business and dividends on, or any gain recognized upon the disposition of, Class A common stock, are effectively connected with the conduct of that U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then such non-U.S. holder would be subject to U.S. federal income tax on that dividend or gain on a net income basis at the regular rates, unless an applicable income tax treaty provides otherwise. In that case, such non-U.S. holder generally would be exempt from the withholding tax discussed above on dividends, although the non-U.S. holder generally would be required to provide a properly executed IRS Form W-8ECI in order to claim such exemption. In addition, if the non-U.S. holder is a corporation, it generally would be subject to a “branch profits tax” at a rate of 30% (or an applicable lower treaty rate) on its effectively connected earnings and profits attributable to such dividend or gain (subject to certain adjustments). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•

the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other taxable disposition occurs, and certain other conditions are met; or

•

our Class A common stock constitutes a “United States real property interest” (“USRPI”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale or other taxable disposition of, or the holding period for, our common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. holder owns, or is treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is “regularly traded” (as defined by applicable Treasury Regulations”) on an established securities market, such Class A common stock will be treated as USRPIs only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding the sale or other taxable disposition of, or the holding period for, our Class A common stock. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

A non-U.S. holder with gain described in the first bullet above will generally be required to pay tax on the net gain under regular U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate (subject to certain adjustments)), unless otherwise provided by an applicable income tax treaty. A non-U.S. holder described in the second bullet above will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain, which gain may be offset by U.S. source capital losses for the year (provided that the non-U.S.

holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their tax advisors with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to a non-U.S. holder, regardless of whether such distribution constitute dividends or whether any tax was actually withheld. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the country of residence or the country in which the non-U.S. holder is established, as applicable.

Payments of dividends on our Class A common stock or of proceeds on the disposition of our Class A common stock made to a non-U.S. holder may be subject to backup withholding at a current rate of 24% unless the non-U.S. holder properly certifies its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or the applicable withholding agent has actual knowledge, or reason to know, that a non-U.S. holder is a United States person as defined under the Code. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder (collectively, “FATCA”) generally impose withholding tax at a rate of 30% on dividends on our Class A common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none, or otherwise establishes and certifies to an exemption. An intergovernmental agreement between the United States and a non-U.S. holder’s country of tax residence may modify the requirements described in this paragraph. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state, and local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

The Registered Stockholders may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the NYSE or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class A common stock are listed for trading.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholder, except we have engaged a financial advisor with respect to certain other matters relating to the registration and listing of our Class A common stock, as further described below. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged a financial advisor to advise and assist us with respect to certain matters relating to the registration and listing of our Class A common stock, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Class A common stock on the New York Stock Exchange, the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the DMM who will be setting the opening public price of our Class A common stock on the New York Stock Exchange. We also engaged            and as additional financial advisor to advise and assist us with respect to certain matters relating to our listing, including the preparation of the registration statement of which this prospectus forms a part and the preparation of investor communications and presentations in connection with investor education. However, our financial advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us or on the behalf of others, except as described herein on our behalf with respect to consultation with the DMM on the opening public price in accordance with the NYSE rules. We will endeavor, and it is our understanding that our financial advisor and any affiliated persons each will endeavor, to conduct our and their activities in compliance with Regulation M (to the extent that Regulation M applies to such activities) and the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Exchange Act and Rule 10b-5 thereunder.

The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly opening for our Class A common stock. Based on information provided to the New York Stock Exchange, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the DMM from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with the NYSE direct listing rules, including Rule 104(a), because there has not been a recent sustained history of trading in our Class A common stock in a private placement market prior to listing, the NYSE will consult with our financial advisor, in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Instead, the input that our financial advisor provides to the DMM will be based on information they become aware of from potential investors and holders of our Class A common stock (which may include certain of the registered holders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders, and other customary brokerage activities undertaken without coordination with us. Our financial advisor, is available to consult with the DMM in accordance with New York Stock Exchange rules, is expected, but not obligated, to provide the DMM with our fair value per share, as determined by our most recently completed independent common stock valuation report, dated as of            , 2022, which was $            per share of Class A common stock. The common stock valuation report was prepared by an independent third party on our behalf, and no financial advisor participated in the preparation of such report. Our financial advisor has provided this report to the DMM.

Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Class A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Class A common stock.

In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Class A common stock than a DMM would in an underwritten initial public offering. For example, because we are pursuing an initial public offering via a Direct Listing, which does not involve an underwritten initial public offering, our financial advisor will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the New York Stock Exchange from various broker-dealers. Consequently, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the New York Stock Exchange, decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to the Ownership of Our Class A Common Stock—The registration and listing of our Class A common stock differs significantly from an underwritten initial public offering”.

In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the registered stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act.

If any of the registered stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS

Goodwin Procter LLP, New York, New York, is our legal advisor.                     , is legal advisor to the financial advisor.

EXPERTS

The financial statements of Triller Hold Co LLC and its subsidiaries as of and for the years ending December 31, 2022, December 31, 2021 and December 31, 2020, appearing in this prospectus have been audited by                             , independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 21, 2023, our Board of Directors approved the dismissal of Hudgens CPA, PLLC, or Hudgens, as our independent registered public accounting firm.

The reports of Hudgens on our consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During our fiscal years ended December 31, 2021 and 2020, and the subsequent period preceding the dismissal of Hudgens (including the fiscal year ended December 31, 2022), there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Exchange Act of 1934, or Regulation S-K, and the related instructions thereto, with Hudgens on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Hudgens, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Also, during this same period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

On April 21, 2023, our Board of Directors approved the appointment of LJ Soldinger Associates, LLC, or Soldinger, as our independent public accounting firm for the fiscal year ended December 31, 2022 and to re-audit our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 in connection with this direct listing.

During our fiscal years ended December 31, 2021 and 2020, and the subsequent period preceding the dismissal of Hudgens (including the fiscal year ended December 31, 2022), neither the Company nor anyone on the Company’s behalf consulted Soldinger regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, in connection with which either a written report or oral advice was provided to the Company that Soldinger concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we became subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, are required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at https://trillerinc.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as inactive textual references.

Triller Hold Co LLC

Consolidated Balance Sheets

As of December 31, 2022 and 2021

(in thousands)

(Unaudited)

	December 31,
	2022	2021 (As restated)
Assets
Current assets:
Cash and cash equivalents	$3,754	$30,995
Restricted cash	—	5,521
Accounts receivable, net	4,424	3,948
Other current assets	1,277	1,630
Current assets of discontinued operations	—	8,070

Total current assets	9,455	50,164
Goodwill	224,793	183,226
Intangible assets, net	144,720	127,527
Other assets and long-term receivables	1,336	740
Operating lease right-of-use assets	4,444	—
Long-term assets of discontinued operations	—	5,000

Total Assets	384,748	366,657

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	53,557	17,137
Earn-out liability, current	16,991	21,369
Other current liabilities	22,617	7,339
Current portion of operating lease liabilities	1,943	—
Current portion of long-term debt	80,020	1,566
Current liabilities of discontinued operations	3,184	5,770

Total current liabilities	178,312	53,181
Long-term debt	28,414	10,059
Long-term operating lease liabilities	2,647	—
Deferred tax liability	16,661	16,890
Earn-out liability, long-term	—	38,199
Warrant liability	57,032	96,586
Other liabilities	6,256	103
Long-term liabilities of discontinued operations	—	126

Total liabilities	289,322	215,144
Commitments and contingencies (Note 16)
Redeemable Class B Common Units—$0.00 par value— 574 and 8,052 shares issued and outstanding; aggregate liquidation preference of $4,800 and $91,390 as of December 31, 2022 and 2021, respectively	4,800	91,390
Unitholders’ equity
Common Units—$0.00 par value; unlimited units authorized
Class A Common Units—36,068 and 134,350 units outstanding as of December 31, 2022 and 2021, respectively	6,078	78,722
Class B Common Units—74,287 and 65,612 units outstanding as of December 31, 2022 and 2021, respectively	959,526	826,587
Class C-1 Common Units—21,833 and none outstanding as of December 31, 2022 and 2021, respectively	6,158	—
Class C-2 Common Units—46,651 and none outstanding as of December 31, 2022 and 2021, respectively	13,158	—
Preferred Units —$0.00 par value; Unlimited units authorized
Series A-1 Preferred Units— 37,702 and none outstanding as of December 31, 2022 and 2021, respectively	253,274	—
Series AA-1 Preferred Units—3,369 and none outstanding as of December 31, 2022 and 2021, respectively	30,082	—
Additional paid-in capital	89,883	8,827
Accumulated other comprehensive income	271	231
Accumulated deficit	(1,272,724)	(854,244)

Total unitholders’ equity—Triller Hold Co LLC	85,706	60,123
Noncontrolling interest	4,920	—

Total unitholders’ equity	90,626	60,123

Total liabilities and unitholders’ equity	$384,748	$366,657

Triller Hold Co LLC

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022, 2021, and 2020

(Unaudited)

	Years Ended December 31,
	2022	2021 (As restated)	2020 (As restated)
	(in thousands, except per share data)
Revenue	$49,142	$26,408	$3,660
Operating expenses
Cost of revenue	41,280	26,221	4,197
Research and development	12,124	8,479	4,246
Sales and marketing	30,706	143,082	18,396
General and administrative	100,299	474,376	41,254
Contingent consideration	1,794	2,240	—
Depreciation and amortization	26,641	9,132	1,877

Total operating expenses	212,844	663,530	69,970

Loss from operations	(163,702)	(637,122)	(66,310)
Other income (expense)
Change in fair value of warrants and long-term debt	26,585	(65,227)	(31,288)
Interest expense	(25,417)	(44)	(1,850)
Other income (expense)	(193)	485	—

Other income (expense), net	975	(64,786)	(33,138)

Loss from continuing operations before income taxes	(162,727)	(701,908)	(99,448)
Income tax benefit	6,493	1,088	—

Net loss from continuing operations	(156,234)	(700,820)	(99,448)

Net income (loss) from discontinued operations, net of income taxes	(38,001)	(71,114)	22,202

Net loss	$(194,235)	$(771,934)	$(77,246)

Less: Net loss attributable to noncontrolling interests	(3,920)	—	—

Net loss attributable to Triller Hold Co LLC	$(190,315)	$(771,934)	$(77,246)

Comprehensive income (loss)
Net loss	(194,235)	(771,934)	(77,246)
Other comprehensive income, net of taxes
Foreign currency translation adjustment	40	231	—

Other comprehensive income, net of taxes	40	231	—

Comprehensive loss	(194,195)	(771,703)	(77,246)
Less: Comprehensive loss attributable to noncontrolling interests	(3,920)	—	—

Comprehensive loss attributable to Triller Hold Co LLC	(190,275)	(771,703)	(77,246)

Net loss from continuing operations attributable to Common Unitholders:
Basic	$(0.73)	$(4.05)	$(0.76)

Diluted	$(0.73)	$(4.05)	$(0.76)
Net income (loss) from discontinued operations attributable to Common Unitholders:
Basic	$(0.18)	$(0.41)	$0.17

Diluted	$(0.18)	$(0.41)	$0.17
Weighted-average common units used in computation of net income (loss) per unit:
Basic	210,040	172,888	131,079

Diluted	210,040	172,888	131,079

Triller Hold Co LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021, and 2020

(Unaudited)

	Years Ended December 31,
	2022	2021 (As restated)	2020 (As restated)
	(In thousands)
Cash flows from operating activities
Net loss	$(194,235)	$(771,934)	$(77,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,641	9,132	1,877
Stock-based compensation	5,665	496,136	13,342
Warrant expense	17,328	3,427	—
Non-cash interest expense	4,335	—	—
Deferred income taxes	(228)	(1,147)	—
Change in fair value of warrant liability	(39,553)	65,227	31,288
Change in fair value of earn-out liabilities	792	2,240	—
Change in fair value of long-term debt	11,811	—
Loss on extinguishment of debt	11,830	—	—
Other noncash adjustments	(1,963)
Changes in assets and liabilities:
Accounts receivable	581	(156)	(2,150)
Other current assets	529	1,515	(2,482)
Other assets	(305)	(20)	—
Accounts payable and accrued expenses	34,900	4,748	8,927
Operating lease assets and liabilities, net	145	—	—
Other current liabilities	22,479	(1,176)	—
Other liabilities	17	(724)	55

Net cash used in operating activities	(99,231)	(192,732)	(26,389)

Cash flows from investing activities
Purchase of property and equipment	(120)	(195)	(548)
Capitalization of internally developed software	(3,915)	(9,793)	(6,683)
Purchase of businesses, net of cash acquired	(12,016)	(33,627)	187

Net cash used in investing activities	(16,051)	(43,615)	(7,044)

Cash flows from financing activities
Net proceeds from issuance of Class A Common Units	—	50,000	7,852
Net proceeds from issuance of Class B Common Units	—	198,016	64,648
Proceeds from convertible debt	50,370	—	—
Proceeds from non-convertible debt	17,830	10,059	1,566
Equity issuance costs paid	(368)	—	—
Redemption of Common Units	—	(13,000)	—
Cash paid for earn-out liabilities	(2,000)	(10,000)	—
Exercise of options and warrants	1,326	8	—
Repayment of long-term debt due to related parties	(4,974)	—	—

Net cash provided by financing activities	62,184	235,083	74,066

Cash flows from operating activities of discontinued operations	20,295	18,415	(25,588)

Net change in cash, cash equivalents, and restricted cash	(32,803)	17,151	15,045
Foreign exchange effect on cash, cash equivalents and restricted cash	41	—	—
Cash, cash equivalents, and restricted cash at the beginning of the year	36,516	19,365	4,320

Cash, cash equivalents, and restricted cash at the end of the period	$3,754	$36,516	$19,365

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$3,754	$30,995	$19,365
Restricted cash	—	5,521	—

Total cash, cash equivalents, and restricted cash	$3,754	$36,516	$19,365

	Years Ended December 31,
	2022	2021 (As restated)	2020 (As restated)
	(In thousands)
Supplemental cash flow data
Cash paid for income taxes	$144	$—	$—
Cash paid for interest	$3,428	$—	$1,850

Supplemental disclosure of noncash investing and financing activities:
Short-term payable issued to settle acquisition earnout	$28,000	$—	$—
Class B Units issued for debt cancellation	—	768	—
Entered into Convertible debt issued to settle short-term payable	37,000	—	—
Units issued to settle acquisition earnout	31,409	—	—
Convertible promissory note issued to settle operating liabilities	9,937	—	—
Convertible notes converted to Series AA-1 Preferred Units	30,082	—	—
Redeemable Class B Units converted to Class B Units	86,590	—	—
Conversion of Class A Units to C-1 and C-2 Units	22,644	—	—
Conversion from C-1 Units to Series A-1 Preferred Units	3,327	—	—
Conversion from Common A Units to Series A-1 Preferred Units	249,946	—	—
Conversion of Common B Warrants to Series A-1 Preferred Warrants	63,219	—	—
Value ascribed to equity-classified warrants	11,261	—	—

Total noncash investing and financing activities	$573,415	$768	$—

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity

For the years ended December 31, 2022, 2021, and 2020

(Unaudited)

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid in Capital	Accumulated other comprehensive income	Accumulated Deficit (As restated)	Triller Hold Co LLC Member’ Equity (As restated)	Non- controlling interest	Total Unitholders’ Equity (As restated)
(In thousands)	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2020	—	—	116,350	$18,815	—	—	—	—	—	—	—	—	—	—	$14	—	$(5,064)	$13,765	—	$13,765
Additional cash received for Class A Common Units	—	—	—	7,852	—	—	—	—	—	—	—	—	—	—	—	—	—	7,852	—	7,852
Issuance of Class B Common Units for cash	—	—	—	—	22,558	64,648	—	—	—	—	—	—	—	—	—	—	—	64,648	—	64,648
Issuance of Class B Common Units for acquisitions, net	—	—	—	—	12,285	11,533	—	—	—	—	—	—	—	—	—	—	—	11,533	—	11,533
Unit-based compensation	—	—	—	2,027	—	11,170	—	—	—	—	—	—	—	—	145	—	—	13,342	—	13,342
Net loss (as restated)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(77,246)	(77,246)	—	(77,246)

Balance at December 31, 2020	—	—	116,350	28,694	34,843	87,351	—	—	—	—	—	—	—	—	159	—	(82,310)	33,894	—	33,894
Additional cash received for Class A Common Units	—	—	18,000	50,000	—	—	—	—	—	—	—	—	—	—	—	—	—	50,000	—	50,000
Issuance of Class B Common Units for cash, net of expenses	—	—	—	—	24,037	198,016	—	—	—	—	—	—	—	—	—	—	—	198,016	—	198,016
Issuance of Class B Common Units for acquisitions, net	8,052	91,390	—	—	8,226	63,344	—	—	—	—	—	—	—	—	—	—	—	63,344	—	63,344
Issuance of Class B Common Units in exchange for services	—	—	—	—	239	2,659	—	—	—	—	—	—	—	—	—	—	—	2,659	—	2,659
Issuance of Class B Common Units in exchange for debt cancellation	—	—	—	—	92	768	—	—	—	—	—	—	—	—	—	—	—	768	—	768
Redemption of Class B Common Units	—	—	—	—	(2,671)	(13,000)	—	—	—	—	—	—	—	—	—	—	—	(13,000)	—	(13,000)
Exercise of Class B Warrants	—	—	—	—	846	8	—	—	—	—	—	—	—	—	—	—	—	8	—	8
Unit-based compensation	—	—	—	28	—	487,441	—	—	—	—	—	—	—	—	8,668	—	—	496,137	—	496,137
Net loss (as restated)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(771,934)	(771,934)	—	(771,934)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231	—	231	—	231

Balance at December 31, 2021	8,052	$91,390	134,350	78,722	65,612	$826,587	—	$—	—	$—	—	$—	—	$—	$8,827	$231	$(854,244)	$60,123	$—	$60,123

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity (continued)

For the years ended December 31, 2022, 2021, and 2020

(Unaudited)

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Triller Hold Co LLC Members’ Equity	Non- controlling Interests	Total Unitholders’ Equity
(In thousands)	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Balance at December 31, 2021 (As restated)	8,052	$91,390	134,350	$78,722	65,612	$826,587	—	$—	—	$—	—	$—	—	$—	$8,827	$231	$(854,244)	$60,123	$—	$60,123
Issuance of Class B Common Units for acquisition earnouts	—	—	—	—	2,767	31,409	—	—	—	—	—	—	—	—	—	—	—	31,409	—	31,409
Issuance of Class B Common Units associated with acquisitions	—	—	—	—	4,446	31,532	—	—	—	—	—	—	—	—	—	—	—	31,532	—	31,532
Exercise of Class B Common Unit warrants and options	—	—	—	—	1,889	1,326	—	—	—	—	—	—	—	—	—	—	—	1,326	—	1,326
Equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(368)	—	—	(368)	—	(368)
Reclassification of Class B Common Units from temporary equity to permanent equity	(7,478)	(86,590)	—	—	7,478	86,590	—	—	—	—	—	—	—	—	—	—	—	86,590	—	86,590
Unit-based compensation	—	—	—	—	—	22,993		—	—	—	—	—	—	—		—	—	22,993	—	22,993
Conversion of Class A Common Units to Class C-1 and Class C-2 in merger of Triller Acquisition LLC and Triller Hold Co LLC	—	—	(80,282)	(22,644)	—	—	33,630	9,486	46,651	13,158	—	—	—	—	—	—	—	—	—	—

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity (continued)

For the years ended December 31, 2022, 2021, and 2020

(Unaudited)

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total Triller Hold Co LLC Members’ Equity	Non- controlling Interests	Total
(In thousands)	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
																			Unitholders’ Equity
Conversion of Class A Common Units to Series A-1 Preferred Units	—	$—	(18,000)	$(50,000)	—	$—	—	$—	—	$—	18,000	$173,673	—	$—	$—	$—	$(123,673)	$—	$—	$—
Conversion of convertible notes to Series AA-1 Preferred Units	—	—	—	—	—	—	—	—	—	—	—	—	3,369	30,082	551	—		30,633	—	30,633
Common B warrants issued with debt and other warrant transactions	—	—	—	—	—	(5,911)	—	—	—	—	—	—	—	—	17,654	—	—	11,743	—	11,743
Conversion of Class C-1 Common Units to Series A-1 Preferred Units	—	—	—	—	—	—	(11,797)	(3,328)	—	—	11,797	3,328	—	—	—	—	—	—	—	—
Conversion of Class B warrants to Series A-1 warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	63,219	—	(63,219)	—	—	—
Conversion of Class B Common Units to Series A-1 Preferred Units	—	—	—	—	(7,905)	(35,000)	—	—	—	—	7,905	76,273	—	—	—	—	(41,273)	—	—	—
Noncontrolling interest related to acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,840	8,840
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(190,315)	(190,315)	(3,920)	(194,235)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	40	—	40	—	40

Balance at December 31, 2022	574	$4,800	36,068	$6,078	74,287	$959,526	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$89,883	$271	$(1,272,724)	$85,706	$4,920	$90,626

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company”) was legally formed on October 8, 2019 and purchased a 100% stake in Triller Platform Co. (formerly known as Triller Inc.), which became a wholly owned subsidiary of the Company. Triller Platform Co. is viewed as the predecessor of the Company and its consolidated subsidiaries. The Company is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company.

Triller is a global, artificial intelligence, or AI, powered technology platform where creators such as influencers, artists, athletes, public figures, and consumer brands build direct relationships with their audiences to create awareness, drive content consumption, generate commerce and shape culture. Since the launch of the Triller app, a short-form video app similar to TikTok, we have raised more than $380 million in capital, established more than 550 million user accounts across our platform, dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions, and have become a diversified technology platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce trendsetting music, sports, lifestyle, fashion and entertainment content that creates cultural moments, attracts users to our platform and drives social interaction that serves as a cultural wellspring across digital society.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club event production business (“TFC Productions”). As a result of these actions, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented. The Company does not have or anticipate having any material production and operating costs associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the consolidated balance sheets.

The Company currently has five classes of common equity. Four are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units and Class C-2 Common Units. The fifth is a class of profit interests designated as Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, each Class C-2 Common Unit has 10 votes, and the Class B Common Units and Class C-1 Common Units are non-voting. The Company also has issued two classes of preferred equity: Series A-1 Preferred Units and Series AA-1 Preferred Units. In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, the “Warrants”).

The founding members of Triller Hold Co LLC were Triller Acquisition LLC (controlling interest holders), Triller Legacy LLC, and Mashtraxx Limited. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of the Company’s Class A Common Units held by its founders and their affiliates, which represent controlling interests in Triller Hold Co LLC. Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, the Company exchanged the 80,282 Class A Common Units held by Triller Acquisition LLC for either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC. Triller Legacy LLC and Mashtraxx Limited continue to hold their original Class A Common Units. The founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

In connection with the 2022 Senior Convertible Debt Financing described in Note 10, Debt, concurrent with the issuance of a Convertible Note Purchase Agreement on August 18, 2022 with Total Formation Inc. (“TFI”), all

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into Series A-1 preferred units; warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase Series A-1 preferred units; and convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units. While TFI is a preferred unitholder, the Company’s founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

On March 30, 2023, the Company changed its name to Triller Corp.

Liquidity and Going Concern

The accompanying unaudited consolidated financial statements as of and for the year ended December 31, 2022 were prepared assuming the Company will continue as a going concern, which contemplates that the Company will continue in operation and will be able to realize its assets and settle its liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should the Company be unable to continue as a going concern.

The Company has incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. At December 31, 2022, the Company had cash and cash equivalents of $3.8 million, a working capital deficit of $168.9 million, and an accumulated deficit of $1,272.7 million. For the year ended December 31, 2022, the Company incurred a net loss of $194.2 million. The Company’s operations have been financed primarily through the sale of equity and debt securities.

Management expects to have sufficient working capital for continuing operations from its operations and through the raising of additional capital by issuing debt or equity securities. During the year ended December 31, 2022, the Company issued senior and subordinated convertible and nonconvertible promissory notes to investors for an aggregate amount of $68.2 million in cash. Refer to Note 10, Debt, for details. An additional $29.1 million in senior and subordinated convertible promissory notes were issued as of March 2023 and the Company expects to also receive subscriptions for additional financing from investors for up to $50.0 million. Refer to Note 5, Member’s Equity, and Note 18, Subsequent Events, for details. Additionally, the Company intends to finance its future development and its working capital needs largely from the sale of equity securities and with additional funding from other traditional financing sources.

The long-term continuation of the Company’s business plan is dependent on its ability to secure sufficient financing to support its business, and its ability to generate revenues sufficient to offset expenses and meet its short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet its long-term liquidity needs and achieve its intended long-term business objectives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts and operations of the Company, including all the subsidiaries in which the Company has a

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which it is considered to be a primary beneficiary. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve holding a majority of the voting interests.

The Company consolidates any VIE of which the Company is the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company has considered the provisions within the contractual arrangements that grants the Company power to manage and make decisions that affect the operation of its VIEs. The Company considers the rights granted to the other investors under the contractual arrangements to be more protective in nature rather than substantive participating rights. As such, the Company has determined that it is the primary beneficiary of its VIE and evaluates its relationships with its VIE on an ongoing basis to determine whether it continues to be the primary beneficiary. All intercompany transactions and account balances have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods reported.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates and assumptions reflected in the consolidated financial statements relate to and include, but are not limited to, determining the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of contingent earn-out liabilities; the fair value of debt for which the fair value option has been elected, the fair value of warrant liabilities, internally developed software; impairment of intangible assets with definite lives and other long-lived assets; and income taxes.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The coronavirus (“COVID-19”) pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. COVID-19 has disrupted the Company’s general business operations since March 2020 and the Company expects that such disruption will continue for an unknown period. As the Company continues to closely monitor the COVID-19 pandemic, its top priority remains protecting the health and safety of the Company’s employees. Safety guidelines and procedures, including social distancing and enhanced cleaning, have been developed for on-site employees and these policies are regularly monitored. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change, as new

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

events occur and additional information is obtained, and will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include cash in banks and cash on hand.

As of December 31, 2021, the Company was required to maintain restricted cash deposits to back a letter of credit bond related to litigation. The Company does not expect the litigation to result in any loss as the probability of loss has been deemed remote. These funds were classified as restricted cash on the consolidated balance sheet as of December 31, 2021. There was no restricted cash as of December 31, 2022.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances in highly-rated financial institutions, and such balances at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. As of December 31, 2022, the Company had one customer that comprised approximately 36.2% of consolidated accounts receivable. As of December 31, 2021, the Company had two customers that each comprised over 10% of consolidated accounts receivable, and collectively, comprised approximately 23.6% of consolidated accounts receivable. During the years ended December 31, 2022 and 2021, the Company had a single customer which accounted for approximately 16% and 17% of consolidated revenue, respectively. During the year ended December 31, 2020, there were no customers representing 10% or more of total revenues. The Company manages its exposure to credit risk by performing ongoing evaluation of its customers’ credit worthiness and the amount of credit extended to them.

Accounts Receivable and Allowance for Doubtful Accounts

Our payment terms of accounts receivable vary by the types of services offered. For certain services and customers we require payment before services are delivered to the customer. Accounts receivable are recorded on the consolidated balance sheet at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. Changes in the allowance are recorded in general and administrative expense in the consolidated statement of operations and comprehensive loss. To determine the amount of the allowance, the Company makes judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience, as well as current market conditions.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The Company’s accounts receivable balances are predominantly with a third-party aggregator, subject to normal credit risks which management believes to be insignificant. As of December 31, 2022 and 2021, the balance of the allowance for doubtful accounts was $0.1 million and $0, respectively. Bad debt expense was $0.2 million, $0.1 million, and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

Property and Equipment

Property and Equipment are included in Other assets on the consolidated balance sheets and long-term receivables, and includes the following categories: computers, vehicles, leasehold improvements and furniture. The Company follows ASC 360, Property, Plant, and Equipment, for its property and equipment, which are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (principally 3 years).

Property and equipment is reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. The Company did not recognize any impairment losses on property and equipment for any of the periods presented.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives. Refer to Note 13, Goodwill and Intangible Assets, for details on intangible assets.

Intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. There have been no impairment charges recorded on intangible assets in any of the periods presented in the consolidated financial statements.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Capitalized Software Development Cost

The Company accounts for the cost of software that is developed or obtained for internal use pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software. The Company expenses software development costs, including costs to develop software products or the software components of products to be sold leased or marketed to external users before the technological feasibility is reached. Software development costs also include costs to develop software to meet internal needs and cloud-based applications used to deliver its services. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. As of December 31, 2022 and 2021, the Company’s capitalized software and development costs were $14.9 million and $13.7 million, respectively, which are included in intangible assets, net on the accompanying balance sheets.

Foreign currency translation

The Company applies ASC 830, Foreign Currency Matters, to translate the financial statements of foreign subsidiaries that are denominated in foreign currencies, using period-end rates of exchange for assets and liabilities, average rates of exchange for the period for revenues, costs, and expenses, and historical rates for equity. Translation adjustments are included in determining other comprehensive income or loss on the consolidated statement of operations and comprehensive loss. Cumulative translation gains or losses are presented in Accumulated other comprehensive income on the consolidated balance sheet and statement of unitholders’ equity.

Leases

As discussed below in Recently Adopted Accounting Standards, the Company adopted lease accounting under ASC 842, Leases, in 2022, having previously accounted for leases under ASC 840. Under ASC 842, the Company, as a lessee, is required to record a right-of-use asset and a corresponding lease liability for most lease arrangements on its consolidated balance sheets. Leases with a term greater than one year are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets. The Company elected to use the practical expedient for short-term leases, and therefore does not record operating lease ROU assets or lease liabilities associated with leases with durations of 12 months or less.

The lease liability is initially measured at the present value of the future minimum lease payments over the lease term at the lease commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on secured borrowings for the same term as the underlying lease. The Company uses the incremental borrowing rate because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU asset represents the right to use the leased asset for the lease term, and is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus initial direct costs incurred, if any, less any lease incentives received. All ROU assets are reviewed for impairment.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (a) the lease transfers ownership of the asset by the end of the lease term, (b) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (c) the lease term is for a major part of the remaining useful life of the asset or (d) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any of these criteria.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Lease payments included in the measurement of the lease liability sometimes comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense. An operating lease cost is recognized on a straight-line basis over the lease term.

Variable lease payments that do not depend on an index or variable rate may be included in certain leases and are included in the lease asset and lease liability. The variable lease payments that depend on an index or variable rate are expensed as incurred and not included in the lease assets and lease liabilities.

Some of the Company’s lease agreements contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected the practical expedient to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of lease assets and lease liabilities.

Operating lease right-of-use assets and current and long-term operating lease liabilities are presented on the consolidated balance sheets as of December 31, 2022.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy based on the observability of the inputs and distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein were based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The Company measures warrant liabilities, certain convertible notes, and contingent earn-out liabilities at fair value on a recurring basis. Refer to Note 11, Fair Value Measurements, for details.

Segments

The Company’s Chief Executive Officer (CEO) is its chief operating decision maker. Triller has determined that it has a single reportable segment. The CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Since its inception, the Company has invested significant resources in building and assembling the Triller Platform for creators, who are individuals and corporate brands, by growing the platform organically and through various business acquisitions. While disaggregated revenue information is reviewed when evaluating businesses to be acquired, once the acquisitions occur, the CEO reviews and makes operating decisions about allocating Triller’s resources solely based on financial data presented on a consolidated basis. This is because today, individuals are brands as much as corporate entities. Creators use the Triller platform to connect with other creators and consumers to drive awareness, engagement and monetization for brands. Brands engage the power of influencers, who are individuals, brands, celebrities and/or personalities, to be the story-tellers for the brands. The Triller platform supports all creators in this ecosystem.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Certain information that is indeterminable at the time of the acquisition becomes subject to a subsequent measurement period, which is generally limited to one year. During the measurement period, which may be up to one year from the acquisition date, adjustments to the value of the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the consolidated statements of operations and comprehensive loss.

See Note 3, Business Combinations, for further details.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company recognizes revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. The Company expenses sales commissions when incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. The Company estimates these amounts based on the expected amount to be provided to customers which reduces revenues.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship, subscription fees and events. See Note 4, Revenue, for further details.

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to talent and influencers for brand activations. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $13.8 million, $36.0 million and $13.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, excluding discontinued operations.

Sales Taxes

The Company records sales and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the consolidated balance sheet as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets only to the extent it believes that these assets are more likely than not to be realized. The Company sets up valuation allowances against its gross deferred tax assets to the extent such deferred tax assets may not be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is estimated that the Company is able to realize a benefit from deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes on the consolidated statement of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The Company records uncertain tax positions on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 12, Income Taxes, for additional information.

The Company records interest and penalties related to uncertain tax positions within the provision for income taxes in the consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for LLC unit options and other LLC unit awards in accordance with ASC 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and Unit Options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For SPUs, the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

See Note 9, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period, in accordance with ASC 260-10, Earnings per Share. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit. Dilutive EPS is computed by dividing net income (loss) by the sum of the weighted average number of common stock outstanding, and the dilutive shares.

See Note 6, Net Loss per Unit, for additional information on dilutive securities.

Prior Period Reclassifications and Restatement

Reclassifications

As discussed in Note 1, Organization and Business Description, and Note 19, Discontinued Operations, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented.

As a part of a reorganization and refocus of Triller’s business in 2022, it was determined that the Triller App would not be a revenue-generating business model. As a result, the Company determined that the following costs that had previously been reported in cost of revenue would now be reported as part of sales and marketing

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

expenses and general and administrative expenses. Prior period amounts have been reclassified to conform with the current period presentation.

1.	Music licensing costs related to the general use of music on the Triller app is a brand building tool for the app.

2.	Internet hosting costs are administrative costs related to operating the Company as a whole and not a direct cost of revenue.

3.

Payments to talent and influencers as part of a featured event and as part of a revenue-producing advertising campaign represent cost of revenues. However, payments to talent and influencers that are not part of a revenue-generating activity represent a cost of marketing the Triller app and attracting users to the app.

4.	Business process outsourcing costs represent general operating costs of doing business and are not directly associated with cost of revenue.

Additionally, as part of the reorganization, the Company also reassessed its staffing costs, including its unit-based compensation expense, to correspond to the reorganized Triller operations. To improve the consistency and comparability of the financial statements, management has revised previously reported financial statement line items and related disclosures, to be consistent with the Company’s new operating model.

Revisions and Restatement

During the preparation of the consolidated financial statements as of and for the year ended December 31, 2022, the Company made the following revisions to its financial statements as of and for the years ended December 31, 2021 and 2020. In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company determined that the consolidated financial statements as of and for the years ended December 31, 2021 and 2020 were materially misstated and should be restated. In addition, the information disclosed in Note 6 – Net Loss per Unit, Note 10 – Debt, Note 15 – Other Current Liabilities, and Note 19, Discontinued Operations, have been restated and revised for these periods. The amounts and disclosures included in this report reflect these revisions:

a.

The Company determined that it incorrectly classified the change in fair value of contingent consideration as part of non-operating expenses instead of as part of income (loss) from operations in the amount of $2.2 million for the year ended December 31, 2021.

b.

The Company determined that while it had processed the application for the forgiveness of the loan received under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program and recognized the loan forgiveness of $1.6 million during the year ended December 31, 2021, the Company has not yet received notification by the SBA that the debt is formally forgiven.

c.

The Company determined that accrued expenses and other current liabilities, including for music licensing and for events relating to TFC Productions’ discontinued operation, were understated by a cumulative amount of $3.0 million and $2.4 million as of December 31, 2021 and 2020, respectively.

d.	The Company determined that accrued interest expense related to a loan that was repaid was understated by $1.9 million as of December 31, 2021 and 2020.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The following tables present the financial statement line items of the consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows that were affected by the reclassifications and revisions of previously reported financial statements, detailing amounts previously reported, the impact upon those line items due to reclassifications and revision, and amounts as currently revised within the financial statements.

Consolidated Balance Sheets (in thousands)		As of December 31, 2021
	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments		As Restated
Accounts receivable, net	$11,994	$(8,046)	$3,948			$3,948
Other current assets	1,654	(24)	1,630			1,630
Current assets of discontinued operations	—	8,070	8,070			8,070
Other assets and long-term receivables	5,740	(5,000)	740			740
Long-term assets of discontinued operations	—	5,000	5,000			5,000
Accounts payable and accrued expenses	21,747	(5,737)	16,010	1,127	(c),(d)	17,137
Other current liabilities	5,472	(33)	5,439	1,900	(c)	7,339
Current portion of long-term debt	—	—	—	1,566	(b)	1,566
Current liabilities of discontinued operations	—	5,770	5,770	—		5,770

Total current liabilities	48,588	—	48,588	4,593		53,181

Other liabilities	229	(126)	103	—		103
Long-term liabilities of discontinued operations	—	126	126	—		126

Total liabilities	210,551	—	210,551	4,593		215,144

Accumulated deficit	(849,651)		(849,651)	(4,593)		(854,244)

Total unit holders’ equity	64,716	—	64,716	(4,593)		60,123

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Notes to the Consolidated Financial Statements

(Unaudited)

Consolidated Balance Sheets (in thousands)		As of December 31, 2020
	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments		As Restated
Accounts receivable, net	$36,056	$(33,907)	$2,149	$—		$2,149
Current assets of discontinued operations	—	33,907	33,907	—		33,907
Other assets and long-term receivables	546	(191)	355	—		355
Long-term assets of discontinued operations		191	191	—		191
Accounts payable and accrued expenses	16,444	(8,510)	7,934	2,369	(c),(d)	10,303
Current liabilities of discontinued operations	—	8,510	8,510	—		8,510

Total current liabilities	16,444	—	16,444	2,369		18,813

Total liabilities	49,437	—	49,437	2,369		51,806

Accumulated deficit	(79,941)	—	(79,941)	(2,369)		(82,310)

Total unit holders’ equity	36,263	—	36,263	(2,369)		33,894

Consolidated Statements of Operations and Comprehensive Loss (in thousands)		Year Ended December 31, 2021
	As Previously Reported	Discontinued Operations Reclassifications	Reorganization Reclassifications	As Revised	Restatement Adjustments	As Restated
Revenues	$62,883	$(36,475)	—	$26,408		$26,408
Operating costs and expenses
Cost of revenues	283,796	(104,841)	(152,728)	26,227	(6)	26,221
Research and development	8,479	—	—	8,479		8,479
Selling and marketing	56,885	(3,203)	89,701	143,383	(301)	143,082
General and administrative	409,929	(550)	63,027	472,406	1,970	474,376
Contingent consideration	—	—	—	—	2,240 (a)	2,240
Depreciation and amortization	9,132	—	—	9,132	—	9,132

Total operating expenses	768,221	(108,594)	—	659,627	3,903	663,530

Total operating loss	(705,338)	72,119	—	(633,219)	(3,903)	(637,122)
Other income (expense), net	(65,460)	—	—	(65,460)	674	(64,786)

Net loss from continuing operations before income taxes	(770,798)	72,119	—	(698,679)	(3,229)	(701,908)
Income tax benefit	(1,088)	—	—	(1,088)	—	(1,088)

Net loss from continuing operations	(769,710)	72,119	—	(697,591)	(3,229)	(700,820)
Net (loss) income from discontinued operations, net of income taxes	—	(72,119)	—	(72,119)	1,005	(71,114)

Net loss	$(769,710)	—	—	$(769,710)	$(2,224)	$(771,934)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss (in thousands)		Year Ended December 31, 2020
	As Previously Reported	Discontinued Operations Reclassifications	Reorganization Reclassifications	As Revised	Restatement Adjustments		As Restated
Revenues	$66,224	$(62,564)	—	$3,660			$3,660
Operating costs and expenses
Cost of revenues	53,458	(32,226)	(17,035)	4,197			4,197
Research and development	4,907	(795)	134	4,246			4,246
Selling and marketing	20,201	(6,008)	4,203	18,396			18,396
General and administrative	28,556	—	12,698	41,254			41,254
Depreciation and amortization	1,877	—	—	1,877			1,877

Total operating expenses	108,999	(39,029)	—	69,970			69,970

Total operating loss	(42,775)	(23,535)	—	(66,310)			(66,310)
Other income (expense), net	(32,621)	1,333	—	(31,288)			(31.288)

Net loss from continuing operations before income taxes	(75,396)	(22,202)	—	(97,598)	(1,850	)(d)	(99,448)
Income tax benefit	—	—	—	—			—

Net loss from continuing operations	(75,396)	(22,202)	—	(97,598)	(1,850)		(99,448)
Net (loss) income from discontinued operations, net of income taxes	—	22,202	—	22,202			22,202

Net loss	$(75,396)	—	—	$(75,396)	$(1,850)		$(77,246)

Consolidated Statements of Cash Flows (in thousands)	Year Ended December 31, 2021
	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments		As Restated
Loss (gain) on extinguishment of debt	$(1,566)	$—	$(1,566)	$1,566	(b)	$—
Changes in assets and liabilities:						—
Accounts receivable	25,705	(25,861)	(156)	—		(156)
Other current assets	1,682	(167)	1,515	—		1,515
Other assets	(5,020)	5,000	(20)	—		(20)
Accounts payable and accrued expenses	3,217	2,773	5,990	(1,242	)(c)	4,748
Other current liabilities	(3,042)	(34)	(3,076)	1,900	(c)	(1,176)
Other liabilities	(598)	(126)	(724)	—		(724)
Net cash used in operating activities	(174,317)	(18,415)	(192,732)	—		(192,732)
Cash flows from operating activities of discontinued operations	—	18,415	18,415	—		18,415

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Consolidated Statements of Cash Flows (in thousands)	Year Ended December 31, 2020
	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments		As Restated
Net loss	$(75,396)	$—	$(75,396)	$(1,850	)(d)	$(77,246)
Accounts receivable	(36,056)	33,906	(2,150)	—		(2,150)
Other current assets	(2,673)	191	(2,482)	—		(2,482)
Accounts payable and accrued expenses	15,586	(8,510)	7,076	1,850	(d)	8,926
Net cash used in operating activities	(51,977)	25,588	(26,389)	—		(26,389)
Cash flows from operating activities of discontinued operations	—	(25,588)	(25,588)	—		(25,588)

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), to require lessees to recognize most leases on the consolidated balance sheet, while recognition on the consolidated statement of operations remained similar to then-current lease accounting. The ASU requires lessees to recognize a liability for lease obligations, which represents the discounted obligation to make future lease payments, and a corresponding ROU asset on the consolidated balance sheet. The guidance requires disclosure of key information about leasing arrangements that is intended to enable the assessment of the amount, timing and potential uncertainty of cash flows related to leases.

The Company adopted the standard on January 1, 2022 using the modified retrospective approach. The Company elected to apply the transition method that allowed it to continue to apply, in the prior periods presented in the consolidated financial statements, the guidance under the lease standard in effect at that time, and to recognize a cumulative-effect adjustment to the opening balance of accumulated deficit on the date of adoption. The Company also elected the “package of practical expedients”, which permitted the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

Results for reporting periods beginning after January 1, 2022 are presented under the new standard, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Upon adoption of the new lease standard on January 1, 2022, the Company capitalized ROU assets and lease liabilities of $5.0 and $5.3 million, respectively, within the Company’s consolidated balance sheets upon adoption. The adoption of this standard did not have an impact on the Company’s consolidated statement of operations or cash flows and did not result in a cumulative-effect adjustment to the opening balance of accumulated deficit.

ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, deferred the effective date for non-public companies. ASU 2016-02 is now effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after January 1, 2022 for private companies. The Company adopted the standards in its consolidated financial statements as of December 31, 2022. See Note 4, Revenue, and Note 8, Operating Leases and Right of Use (ROU) Assets.

In January 2017, the FASB issued ASU 2017-04 Intangibles-Goodwill and Other (Topic 350:) Simplifying the Test for Goodwill Impairment which is required for public entities and certain other entities that have goodwill reported in their financial statements. The amendments simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test, which requires the valuation of assets and liabilities using business combination accounting guidance.

Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

the amount by which the carrying amount exceeds the reporting unit’s fair value; but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Also, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. Certain requirements are eliminated for any reporting unit with a zero or negative carrying amount; therefore, the same impairment assessment applies to all reporting units. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. An entity should apply the amendments on a prospective basis. For non-public companies, the change is effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2017-04 effective January 1, 2022. There was no impact as a result of the adoption of ASU 2017-04.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the new standard, equity-classified non- employee awards are initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement is based on an estimate of the fair value of the equity instruments to be issued. The Company adopted this pronouncement as of January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350- 40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance is effective for interim and annual periods beginning after December 15, 2020 for private companies, with early adoption permitted. The Company adopted ASU 2018-15 effective January 1, 2021. The impact of adoption of this standard on the consolidated financial statements was not material.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. The amendments in ASU 2020-06 are effective for public entities, excluding smaller reporting companies as defined, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. A reporting entity is not permitted to adopt the guidance in an interim period, other than the first interim period of its fiscal year. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. The Company early adopted the standard as of January 1, 2022 and elected to apply the modified retrospective approach in the 2022 financial statements. However, there was no cumulative adjustment required to the January 1, 2022 balances as a result of the adoption of ASU 2020-06.

In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) that requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination. This amendment eliminated inconsistencies in applying ASC 606 to revenue contracts acquired in a business combination. Acquired contract assets and liabilities will now be measured using ASC 606, as if the entity had originated the contracts, rather than measuring these assets and liabilities at fair value. The guidance is effective for private companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company early adopted ASU 2021-08 as of January 1, 2021. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04 that requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. The Company adopted ASU 2021-04 as of January 1, 2022. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Recently-Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company would be required to estimate all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

NOTE 3 – BUSINESS COMBINATIONS

Verzuz LLC Acquisition

On January 27, 2021, the Company acquired 100% of Verzuz LLC (“Verzuz”), a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10 million, along with approximately $15.7 million in equity consideration and an additional $10 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout, with the obligation paid in May 2021.

Additionally, $51 million in contingent cash and equity consideration is to be transferred depending on Triller’s delivery of episodes post-acquisition. If Triller curates and produces a set number of new episodes, the Verzuz

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

members will receive $15 million after the first year and an additional $15 million if the same number is reached in the second year after closing. Based on the members’ performance in the first two years after closing of the acquisition, the members may be entitled to additional units of Triller. In totality, consideration transferred for this business combination amounted to approximately $86.7 million, in which present value was applied. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Verzuz LLC on January 27, 2021:

Consideration
(in thousands)
Cash consideration	$10,000
Equity consideration	15,743
Contingent consideration	60,943

Total purchase consideration	$86,686

Estimated Fair Value
Intangible assets	$16,000
Goodwill	70,686

Total assets acquired	86,686

Fair value of net assets acquired	$86,686

Acquired intangible assets consist of content, trademarks and tradename, and customer-related intangibles, valued at $14.2 million, $1.2 million, and $0.6 million, respectively. The Company amortizes these acquired intangible assets over 10 years. Content and customer-related intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, dynamics related to brand recognition, and publicly available trade name royalty rates. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce, know-how, future content, and future customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the Verzuz acquisition are not amortizable for tax purposes.

On February 25, 2022, the Company entered into a Settlement and Payment Agreement (“Amendment”) with Verzuz to settle the contingent cash and equity consideration provided in the original business combination agreement dated January 27, 2021. The Amendment resulted in the Company’s obligation to pay the former shareholders of Verzuz $30.0 million in cash, including $1.0 million per month over 10 months starting from April 1, 2022, and $25.0 million in equity by issuing 2,202,642 Class B Common Units. During the nine months ended September 30, 2022, the Company paid $2.0 million in cash and issued 2,202,642 Class B Units to former shareholders of Verzuz in relation to the Amendment.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

On September 22, 2022, the parties entered into a Second Settlement and Payment Agreement (“Settlement Agreement”), pursuant to which all amounts owed under the Amendment were settled via the issuance by the Company to the former owners of the Company’s subsidiary Verzuz LLC 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz.

The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

Flipps Media, Inc.

On July 30, 2021, the Company acquired Flipps Media, Inc. (“FITE TV”), a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Flipps Media, Inc. on July 30, 2021:

Consideration
(in thousands)
Cash consideration	$27,652
Equity consideration	23,738

Total purchase consideration	$51,390

Estimated Fair Value
Cash and cash equivalents	$2,847
Accounts receivable	233
Other current assets	6
Intangible assets	25,200
Other assets	187
Goodwill	34,791

Total assets acquired	63,264

Accounts payable and accrued expenses	922
Other current liabilities	5,838
Deferred tax liability	5,095
Other liabilities	19

Total liabilities assumed	11,874

Fair value of net assets acquired	$51,390

Acquired intangible assets consist of developed technology, customer-related intangibles, and trademarks and tradenames valued at $18.4 million, $4.0 million and $2.8 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

cost. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to assembled workforce, future content, know-how, and potential for future technology and customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the Fite TV acquisition are not amortizable for tax purposes.

Thuzio, LLC

On October 30, 2021, the Company acquired 100% of Thuzio, LLC (“Thuzio”), a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Thuzio, LLC on October 30, 2021:

Consideration
(in thousands)
Equity consideration	$23,913
Contingent consideration	6,384
Total purchase consideration	$30,297

Estimated Fair Value
Cash and cash equivalents	$245
Accounts receivable, net	396
Other current assets	457
Intangible assets	14,800
Goodwill	17,855

Total assets acquired	33,753

Accounts payable and accrued expenses	802
Other current liabilities	2,630
Other liabilities	24

Total liabilities assumed	3,456

Fair value of net assets acquired	$30,297

Acquired intangible assets consist of customer-related intangibles, content library, trademarks and trade names, and developed technology valued at $10.9 million, $2.1 million, $1.3 million, and $0.5 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

amortized over 10 years. The customer-related intangible was valued using the income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The content library and internally developed technology intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce, know-how, and potential for future technology and customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the Thuzio acquisition are not amortizable for tax purposes.

On January 31, 2022 and September 14, 2022, the Company settled the first and second tranche of the earn-out liability for $2.1 million and $4.3 million in equity by issuing 182,616 and 381,460 units of Class B Common Units, respectively.

Truverse, Inc. dba Amplify.ai

On December 13, 2021, the Company acquired 100% of Truverse, Inc. dba Amplify.ai (also referred to as Amplify), an artificial intelligence driven communication platform, for a total equity consideration of $91.4 million.

During the twelve months ended December 31, 2022, the Company adjusted the preliminary purchase price for Truverse, Inc by converting assumed liabilities to equity consideration and purchase price allocation based on updated fair values associated with accounts receivable.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Truverse, Inc. on December 13, 2021 (in thousands):

Consideration
Equity consideration	$91,430

Total purchase consideration	$91,430

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Estimated Fair Value
Cash and cash equivalents	$933
Accounts receivable	940
Other current assets	123
Intangible assets	53,800
Other assets	28
Goodwill	49,810

Total assets acquired	105,634

Accounts payable and accrued expenses	312
Other current liabilities	184
Deferred tax liability	12,943
Other liabilities	765

Total liabilities assumed	14,204

Fair value of net assets acquired	$91,430

Acquired intangible assets consist of developed technology, trademarks and trade names, and customer-related intangibles valued at $50.5 million, $2.2 million, and $1.1 million, respectively. The Company amortized developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the Truverse acquisition are not amortizable for tax purposes.

Bare Knuckle Fight Championship Acquisition

In February 2022, the Company entered into a binding letter of intent to acquire a 76% equity interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a company that hosts and promotes legal, sanctioned, and regulated combat sports events in the United States and abroad. On April 1, 2022, the Company entered into certain contractual arrangements with BKFC, including debt and operating agreements, which represented variable interests in BKFC. The Company further determined that BKFC qualified as a variable interest entity and the Company was the primary beneficiary of BKFC as of this date. This conclusion was based on the Company’s ability, through the variable interests, to direct the activities that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Accordingly, the results of BKFC are included in the consolidated financial statements of the Company as of April 1, 2022. On August 18, 2022 (“Acquisition date”), the Company acquired 76% equity interest in BKFC.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The consolidation guidance under ASC 810, Consolidation, stipulates that the initial consolidation of a variable interest entity should be accounted for as a business combination in accordance with the provisions in ASC 805, Business Combinations (“ASC 805”). Accordingly, the Company applied the requirements of ASC 805 and recorded the VIEs’ assets and liabilities at fair value as of April 1, 2022. Fair value of the equity consideration transferred was estimated as of April 1, 2022, and was revised on Acquisition date, the date the equity instruments were issued to the sellers of BKFC. No gain or loss was recognized in the consolidated net income or comprehensive income of the Company because of this change in the fair value estimate.

The Company determined the fair value of the total consideration paid to be approximately $31.3 million, consisting of equity consideration of approximately $11.3 million and contingent consideration of approximately $6.6 million. The fair value of contingent consideration consists of equity consideration of $5.6 million and contingent consideration payable in cash of approximately $1.0 million, that is payable based on attainment of future revenue and subscriber milestones targets to be achieved over 12-month period ending May 2023. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of 76% equity interest in BKFC (in thousands):

Consideration
Cash consideration	$7,000
Promissory note and accrued interest	6,135
Equity consideration	11,335
Contingent consideration – cash	1,011
Contingent consideration – equity	5,654

Total purchase consideration	$31,135

Estimated Fair Value
Cash and cash equivalents	$2,249
Accounts receivable	646
Other current assets	25
Other assets	80
Intangible assets	20,700
Goodwill	22,257

Total assets acquired	45,957

Accounts payable and accrued expenses	355
Deferred revenue	452
Deferred tax liability	5,175

Total liabilities assumed	5,982

Noncontrolling interest	8,840

Fair value of net assets acquired	$31,135

Acquired intangible assets consist of trademarks and trade names, customer-related intangibles, and content library valued at $13.6 million, $3.7 million, and $3.4 million, respectively. The Company amortizes acquired

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

intangibles over 10 years. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the BKFC acquisition are not amortizable for tax purposes.

FanGage Acquisition

On November 8, 2022, the Company entered into an agreement to acquire FNG Holding B.V. (“FanGage”), which provides solutions for creators to engage with their communities to increase consumer interactions. The purchase price for FanGage was 2,941,770 units of the Company’s Class B Common Units for a total fair value of $20.8 million. The total consideration included an indemnification holdback of 441,265 units of Class B Common Units to be paid 18 months after the acquisition net of any claims.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of FanGage on November 8, 2022 (in thousands):

Consideration
Equity consideration	$17,718
Indemnification holdback unit consideration	3,127

Total purchase consideration	$20,845

Estimated Fair Value
Cash and cash equivalents	$23
Accounts receivable	18
Other current assets	20
Other assets	458
Intangible assets	8,400
Goodwill	13,386

Total assets acquired	22,305

Accounts payable and accrued expenses	262
Other current liabilities	22
Deferred tax liability	1,176

Total liabilities assumed	1,460

Fair value of net assets acquired	$20,845

Acquired intangible assets consist of developed technology, customer-related intangibles and trademarks and tradenames valued at $7.5 million, $0.2 million, and $0.7 million, respectively, which are amortized over a life of

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

5 years, 2 years and 10 years, respectively. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the FanGage acquisition are not amortizable for tax purposes.

Julius Acquisition

On November 11, 2022, the Company acquired JuliusWorks, Inc. (“Julius”), a leading influencer marketing software platform for approximately $10.7 million. The purchase price for Julius included 349,808 units of the Company’s Class B Common Units, indemnification holdback of 175,957 units of Class B Common Units and earnout consideration with a fair value of $7.0 million. The indemnification units are payable net of any claims 12 months from the acquisition closing date or December 11, 2022. The earnout consists of two measurement periods in which the sellers could earn up to $8 million per measurement period for a total of $16 million based on Julius meeting revenue and cash flow targets in each of the measurement periods. The first and second measurement periods end on December 31, 2022 and December 31, 2023.

As part of the Julius acquisition, the Company granted key employees of Julius 88,000 restricted Class B Common Units. The fair value of the restricted Class B Common Units attributable to post-acquisition services will be recorded as additional stock-based compensation expense in the Company’s consolidated statements of operations over their remaining requisite service (vesting) periods.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The following table summarizes the purchase consideration and the purchase price allocation to the estimated fair values of the identifiable assets acquired and liabilities assumed on November 11, 2022, the date of acquisition (in thousands):

Consideration
Cash consideration	$2,479
Equity consideration – contingent	7,000
Indemnification holdback unit consideration	1,246

Total purchase consideration	$10,725

Estimated Fair Value
Cash and cash equivalents	$107
Accounts receivable	704
Other current assets	131
Other assets	62
Intangible assets	9,100
Goodwill	3,834

Total assets acquired	13,938

Accounts payable and accrued expenses	841
Deferred revenue	1,326
Long-term debt and other liabilities	1,046

Total liabilities assumed	3,213

Fair value of net assets acquired	$10,725

Acquired intangible assets consist of developed technology, customer-related intangibles, trademarks and tradenames and internally developed database valued at $5.6 million, $1.4 million, $0.7 million, and $1.4 million, respectively, which are amortized over a life of 5 years, 2 years, 10 years, and 2 years, respectively. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related and internally developed database intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the Julius acquisition are not amortizable for tax purposes.

Transaction Costs

The Company incurred $2.5 million, $4.9 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, in advisory, legal, accounting and management fees in conjunction with the business

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

combinations, which are included in General and administrative expenses on the consolidated statements of operations and comprehensive loss.

Unaudited Pro-Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company, Verzuz LLC, Flipps Media, Inc., Thuzio LLC, Truverse, Inc., BKFC, FanGage and Julius on a pro forma basis, as though the companies had been combined as of the beginning of the earliest period presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2020 or of results that may occur in the future (in thousands).

	Years Ended December 31,
	2022	2021	2020
Summary Unaudited Pro Forma Combined Statement of Operations Data
Revenue	$55,019	$54,759	$61,318
Net loss	$(171,625)	$(739,224)	$(122,645)

NOTE 4 – REVENUE

Revenue Recognition Policies

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue.

The Company derives its revenues from revenue-share and service fees generated (a) from corporate brands and enterprise-level customers for brand sponsorships and advertising, and (b) from consumers for live event ticket sales and from media companies for broadcasting or streaming the Company’s live events.

Brand Sponsorships and Advertising: Brand sponsorship revenue is generated from advertisements, either on the mobile application or as part of events. Brand sponsorship revenue is generally recognized as advertisements are viewed if on the Triller App or when events occur when sponsorship is of a specific event.

Revenue from brand sponsorship agreements for which consideration is variable based on number of impressions delivered over the contract term is recognized when the performance obligation is satisfied when the advertisement is displayed. Revenue from brand sponsorship agreements for which consideration is a fixed fee is recognized either on the date of the event when the advertisement is displayed, or allocated evenly to each event in a series of events over the applicable contractual service period as the advertisements are displayed, which is typically over a period of less than one year.

Live Event Ticket Sales and Streaming: The Company’s live event revenues consist principally of (a) licensing fees from media rights to broadcast or stream the events, and (b) in-venue, pay-per-view, and subscriptions ticket sales. For event-related media licensing contracts, the transaction price is either fixed for an event or a series of events, or variable based on the achievement of certain metrics, such as number of viewers. Revenue from media

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

licensing contracts may be for a single-event or for a series of events. Revenue from media licensing contracts for a series of events is allocated evenly over the number of events as those events provide substantially similar benefits to the customer. Media licensing revenue is recognized when the event has concluded as the performance obligation is satisfied, and variable revenue is determinable. Revenue from live event in-venue ticket sales is recognized on the date the event is completed when the performance obligation is satisfied, and variable revenue is determinable. Variable consideration for pay-per-view ticket sales are estimated and recognized when the event is aired based on initial estimates of pay-per-view ticket sales are received from the third-party distributors, which are updated each reporting period based on the latest information available.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for pay-per-view programming, the Company evaluates whether the Company is the principal or agent in the arrangement. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. Revenue from continuing operations recognized on a net basis was $49.1 million, $26.4 million and $3.7 million for the years ended December 31, 2022, 2021, and 2020, respectively. Revenue from the discontinued operations of TFC Productions (refer to Note 1), recognized on a net basis was $36.8 million, $36.5 million and $62.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. The Company also has revenue-share arrangements where the Company is the principal, such as serving as the provider of content for pay-per-view programming. Revenue from continuing operations from revenue-share arrangements was $19.0 million, $15.3 million and $0 for the years ended December 31, 2022, 2021 and 2020.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the years ended December 31, 2022, 2021, and 2020 were immaterial.

Disaggregation of Revenue

As discussed in Note 2 – Segments, the Triller platform supports all creators in the social media ecosystem. Economic factors impact all creators and users of the Triller platform, and by extension the Company’s revenue streams, in a similar manner.

In the following table, revenue is disaggregated by primary geographical market (in thousands):

	Total	USA	Rest of World
Revenues: (1)
Year Ended December 31, 2022	$49,142	$38,050	$11,092
Year Ended December 31, 2021	26,408	20,217	6,191
Year Ended December 31, 2020	3,660	3,660	—

(1)	2022, 2021 and 2020 revenue revised for discontinued operations as disclosed in Note 1.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Contract Balances

The following table provides information about contract assets and contract liabilities from Brand Sponsorships and Advertising, and Live Event Ticket Sales and Streaming contracts with customers (in thousands):

	December 31, 2022	December 31, 2021
Receivables, included in accounts receivable	$4,048	$2,149
Contract liabilities, included in other current liabilities	8,257	5,004

Receivables relate to brand sponsorship and advertising, and live event media licensing and ticket sales contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables increased $0.5 million for the twelve-month period ended December 31, 2022 primarily due to receivables acquired from business combinations of $1.2 million (see Note 3) offset by net collections of $0.7 million.

Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the brand sponsorship and advertising and live event media licensing and ticket sales contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the Brand Sponsorship and Advertising contracts are considered satisfied when each advertisement is shown. Brand Sponsorship and Advertising contracts tend to span 1 to 3 months from the time the Company enters into the contract with the customer to the time that the events take place and performance obligations are satisfied. Performance obligations related to the Live Event Ticket Sales and Streaming contracts are considered satisfied when each live event takes place. Live Event Ticket Sales and Streaming contracts tend to span 1 to 12 months from the time the Company enters into the contract with the customer to the time the events take place and performance obligations are satisfied. Accordingly, all contract liabilities and associated contract costs are classified as current liabilities and assets. As of December 31, 2022, the Company estimates that all of its contract liabilities will be recognized as revenue within the next twelve months.

Contract liabilities increased by $3.3 million during the year ended December 31, 2022 due to $1.2 million acquired from business combinations (see Note 3) and $8.3 million of advance payments received from customers prior to the satisfaction of performance obligations, offset by revenue recognized for events held and advertisements shown during the year. The Company recognized revenue of $5.0 million for the year ended December 31, 2022 that were included in the contract liabilities balances at December 31, 2021. There were no contract liabilities as of December 31, 2020.

ASC 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). There were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 5 – MEMBERS’ EQUITY

Member’s equity

Classes of Units/Units Authorized

The Company is a limited liability company. The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company currently has seven classes of units. Six are capital interests designated as Class A Common Units, Class B Common Units,

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Class C-1 Common Units, Class C-2 Common Units, Series A-1 Preferred Units and Series AA-1 Preferred Units. The seventh is a class of profit interests designated as Service Provider Units (“SPUs”). On August 17, 2022, the Company had converted its former Class A common units to either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders) and began to issue preferred units.

The Company is authorized to issue 48,470,485 Series A-1 Preferred Units (subject to automatic increase with respect to antidilution adjustments and/or issuance of additional A-1 units as a result of warrants or convertible debt). The Company is authorized to issue an unlimited number of Series AA-1 Preferred Units, Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, and SPUs.

Voting Rights

Pursuant to the Company’s LLC Agreement, each Series A-1 and Class A Common Unit is entitled to one vote, each Class C-2 Common Unit has 10 votes and the Series AA-1 Preferred Units, Class B Common Units and Class C-1 Common Units are non-voting. The LLC Agreement also provides for certain special protective rights for the Series A-1 unit holders, such that certain corporate actions, as specified in the LLC Agreement, are prohibited without the affirmative vote or written consent of a majority-in-interest of the Series A-1 Preferred unit holders. The Board of Directors of the Company is comprised of seven directors.

General Distributions

Distributions will only be made in such amounts and at such times as determined by the Board of Directors in its sole and absolute discretion. Distributions, if declared by the Board, will be made (i) solely to the holders of Series A-1 Preferred Units until such time as their preferred unreturned capital value has been reduced to zero; and (ii) after the payment of all distributions required by clause (i), to all unit holders other than the holders of Series AA-1 Units, pro rata in accordance with their percentage interests; provided, however that each SPU structured as a profits interest will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement).

Unless otherwise stated in a service agreement and/or any applicable SPU grant award, all SPUs are initially designated as unvested units. Unvested units (unless and until forfeited) are considered outstanding for all purposes, except that any distributions that otherwise would be made to unvested units are held back and not distributed to the service provider unless and until such unvested units become vested.

Distributions upon Liquidation or Deemed Liquidation

In the event of any voluntary or involuntary liquidation of the Company or Deemed Liquidation Event (defined below), the holders of Preferred Units are entitled to receive, prior to any payment to the holders of common units or SPUs, and in the following order of priority, the following amounts: (i) first, ratably to the holders of Series A-1 Preferred Units, an amount per unit equal to their preferred unreturned capital value; (ii) second, to the extent there remain any amounts available after the payments required by clause (i), ratably to the holders of Series AA-1 Preferred Units, an amount equal to the greater of (x) their preferred unreturned capital value and (y) such amount per unit as would have been payable had all Series AA-1 Preferred Units been common units at the time of such liquidation or Deemed Liquidation Event. Then, any remaining cash or property will be distributed among the holders of Series A-1 Preferred Units, common units, and SPU’s pro rata in accordance with their aggregate holdings, treated as a single class of units, except that (i) each SPU, as a profits interest, will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

respective profit interest’s “base valuation” (as defined in the LLC Agreement).“Deemed Liquidation Events” as defined in the LLC Agreement include (i) mergers or consolidations in which the units outstanding prior to such merger or consolidation do not continue to represent at least a majority of the voting power of the equity securities of the surviving or resulting entity, or (ii) the sale or other disposition of all or substantially all the Company’s assets.

A “Deemed Liquidation” redemption feature in an equity security could cause a forced redemption of units by the Company due to a factor that is outside of the Company’s control, thus resulting in the equity being classified in temporary or mezzanine equity. However, the Company’s “Deemed Liquidation” distribution clause falls into an exception from temporary equity classification because there would be a distribution to all of the Company’s classes of unitholders and each class of unitholders would receive the same form of consideration in the event of a “Deemed Liquidation”.

Other potential equity securities

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, “Warrants”). Refer to Note 7, Warrants, for further details on the Company’s Warrants. The Company has also issued convertible promissory notes payable that are convertible into equity units. Refer to Note 10, Debt, for further details on the Company’s convertible promissory notes payable.

In 2021, the Company authorized its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 32,531,510 Class B Common Units for future issuance upon the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company.

Amplify.ai acquisition redemption feature

On December 13, 2021, the acquisition of Amplify.ai (Truverse, Inc.) closed. As part of the acquisition, the Company acquired all outstanding Truverse, Inc. shares from Truverse Holdings in exchange for 8 million Triller Class B Common Units with a fair value of $91 million, or $11.31 per share. The issuance included an inseparable redemption feature that allows Truverse Holdings to redeem up to one million of the issued shares for a contractually fixed amount of $8.35 per share, for a 90-day redemption period in the event that certain investors in Truverse Holdings exercise their own existing redemption features. Because of the redemption right, the Triller Class B Common Units transferred were presented as temporary within mezzanine equity.

Although the potential redemptions are limited up to one million shares and issuance of up to $8 million in cash as a result of the fixed redemption premium, the feature is inseparable from the entire 8 million of Triller Class B Common Units issued in the transaction. Therefore, the entire equity issuance was presented as temporary equity in the December 31, 2021 consolidated balance sheet.

In January 2022, a shareholder elected to redeem approximately 0.6 million units of the redeemable Class B Common Units for $4.8 million in cash due from the Company. The redemption of the Triller units has not been effected as of December 31, 2022 and the units remain outstanding. Since they are subject to future redemption, those units have been reported as temporary within mezzanine equity on the consolidated balance sheet as of December 31, 2022.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Future Unit Issuances

GEM agreement

On September 28, 2022, the Company entered into a Share Purchase Agreement with an investor pursuant to which the investor agreed to purchase, subject to timing and volume limitations, up to $310 million in shares of Class A Common Stock of the Company’s successor (Triller Corp.) over a three-year commitment period commencing upon the effectiveness of a registration statement covering the resale of the shares to be purchased. The successor corporation is also obligated to issue to the investor a warrant to purchase a number of shares of Class A Common Stock equal to 2.1% of the successor’s outstanding equity interests on a fully-diluted basis, after giving effect to the issuance of the warrant.

Subscription Agreement

On September 30, 2022, the Company entered into a Subscription Agreement with BRCR Consulting, Inc. pursuant to which the investor would purchase 4,398,930 Class B Common Units at a purchase price per unit of $11.3664, for an aggregate purchase price of $50.0 million. The investment may be funded in multiple tranches as agreed by the Company and the investor, with a funding deadline of June 30, 2023.

Antidilution

Certain of the Company’s agreements for business acquisitions and subscription agreements for the sale of common units include antidilution clauses that require the Company to issue additional LLC Units in certain circumstances, including in the event the Company issues shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their units. The counterparties to these agreements are existing unitholders. The economic impact of these antidilution clauses is analogous to that of antidilution adjustments to the conversion price of convertible instruments. Through December 31, 2022, certain financing transactions were executed that may give effect to the antidilution clauses in several contracts. However, to date, the Company has not issued any additional units pending further evaluation of whether all requisite criteria were met, discussions with the counterparties to the contracts, and approval by the Board of Directors. The number of additional LLC units that may be issued under these clauses is not yet known at this time.

NOTE 6 – NET LOSS PER UNIT

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A, Class B, Class C-1 and Class C-2 Common Units share equally in net losses. The Company considered the Class A Common Units, Class B Common Units, Class C-1 and Class C-2 as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	(in thousands, except per unit amounts) Years Ended December 31, 2022
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(70,516)	$(63,043)	$(6,058)	$(12,698)	$(152,314)
Weighted average units outstanding, basic and diluted	97,241	86,936	8,353	17,510	210,040

Net loss from continuing operations per unit basic and diluted	$(0.73)	$(0.73)	$(0.73)	$(0.73)	$(0.73)

	(in thousands, except per unit amounts) Years Ended December 31, 2021 (As restated)
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(479,431)	$(221,389)	$—	$—	$(700,820)
Weighted average units outstanding, basic and diluted	118,273	54,615	—	—	172,888

Net loss from continuing operations per unit, basic and diluted	$(4.05)	$(4.05)	$—	$—	$(4.05)

	(in thousands, except per unit amounts) Years Ended December 31, 2020 (As restated)
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(88,273)	$(11,175)	$—	$—	$(99,448)
Weighted average units outstanding, basic and diluted	116,350	14,729	—	—	131,079

Net loss from continuing operations per unit, basic and diluted	$(0.76)	$(0.76)	$—	$—	$(0.76)

For the years ended December 31, 2022, 2021, and 2020, the weighted average units outstanding includes 11,434,061, 9,946,052, and 0 units, respectively, of warrants due to their low exercise price (less than $0.10).

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. Triller excluded the following potential common units from the calculation of diluted net loss per unit attributable to common unitholders for the years ended December 31st:

	(in thousands) Years Ended December 31,
	2022	2021	2020
Options	11,450	8,870	—
Warrants	130,025	130,911	40,751
Convertible Notes (if-converted)	5,629	6,538	—

Total	147,104	146,319	40,751

Refer to the face of the consolidated statements of operations and comprehensive loss for basic and diluted net loss per unit for discontinued operations.

NOTE 7 – WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target securityholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those units; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not necessarily indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in Change in fair value of warrants and long-term debt on the consolidated statements of operations and comprehensive loss.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 9, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 11, Fair Value Measurements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. A total of 12,067,646 Class A Common Warrants are issued and outstanding as of December 31, 2022 and 2021, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of December 31, 2022. Of the total Class A Common Warrants that are outstanding as of December 31, 2022 and 2021, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. On January 1, 2020, 2,738,304 liability classified warrants were outstanding and 1,450,000 were issued during 2020. The liability- classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Change in fair value of warrants and long-term debt within Other income (expense), net on the consolidated statements of operations and comprehensive loss. The remaining 7,879,342 Class A Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

A summary of both equity and liability classified Class A Common Warrants for the years ended December 31, 2022, 2021 and 2020 was as follows:

Class A Common Warrants
Outstanding at January 1, 2020	7,738,304
Issued	4,329,342

Outstanding at December 31, 2020	12,067,646

Issued	—

Outstanding at December 31, 2021	12,067,646
Issued	—

Outstanding at December 31, 2022	12,067,646

Class B Common Warrants

Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. A total of 121,374,574 and 128,788,933 Class B Common Warrants are issued and outstanding as of December 31, 2022 and 2021, respectively. These warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance.

Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. As of December 31, 2022, 2,172,084 Class B Warrants have been exercised in exchange for proceeds of approximately $1.3 million. Of the total Class B Common Warrants that are outstanding as of December 31, 2022 and 2021, 5,885,259 are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability-classified warrants were issued during 2020. The liability-

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The remaining 115,489,315 Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

A summary of both equity and liability-classified Class B Common Warrants for the years ended December 31, 2022, 2021 and 2020 was as follows:

Class B Common Warrants
Outstanding at January 1, 2020	—
Issued	28,683,497

Outstanding at December 31, 2020	28,683,497
Issued	100,951,785
Exercised	(846,349)

Outstanding at December 31, 2021	128,788,933
Granted	3,616,660
Exercised	(1,325,735)
Forfeited	(9,705,284)

Outstanding at December 31, 2022	121,374,574

Series A-1 Preferred Warrants

Series A-1 Preferred Warrants were issued on August 18, 2022 in connection with the issuance of a Senior Convertible Promissory Note. Refer to Note 10, Debt, for further information on the Series A-1 Preferred Warrants.

NOTE 8 – Operating Leases and Right of Use (ROU) Assets

The Company leases certain business facilities for corporate office purposes in California, Florida, Pennsylvania, and Bulgaria from third parties under non-cancelable leases expiring at various dates through August 2025.

The components of lease cost, net for the year ended December 31, 2022 were as follows (in thousands):

Lease Cost	For the year ended December 31, 2022
(dollars in thousands)
Operating lease cost	$1,732
Short-term lease cost	62

Total lease expense	$1,794

Some property leases may contain variable payment terms that are linked to operating expenses such as common area maintenance (“CAM”). Variable payments are expensed as incurred.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Supplemental information related to operating leases is as follows:

Supplemental Information	As of December 31, 2022
(dollars in thousands)
Cash Paid for amounts included in measurement of lease obligations:
Operating cash flows from operating leases	145

Year Ended December 31, 2022	Operating Lease
Weighted Average Remaining Lease Term (in years)	2.51
Weighted Average Discount Rate	8.95%

The maturity of the contractual undiscounted lease liabilities as of December 31, 2022 is as follows:

Lease Commitments Year Ended December 31, 2022	Operating Lease
(dollars in thousands)
2023	$2,277
2024	1,946
2025	890
2026	—
2027	—
Thereafter	—

Total undiscounted lease payments	5,113
Less: imputed interest	(523)

Total future minimum lease payments	4,590
Lease liability – current	1,943

Lease liability – long term	$2,647

As of December 31, 2022, the Company does not have any leases that have not yet commenced that create significant rights and obligations.

NOTE 9 – UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Members’ Equity, and Note 7, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units.

The Company has issued SPUs to brand ambassadors, social media influencers, various musicians and other parties who have provided services such as live performances to the Company and its affiliates. See Note 5, Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a one year cliff. Exercise prices range from $5.63 to $11.35 per Class B Common Unit. As of December 31, 2022, there were 12,206,539 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the years ended December 31, 2022, 2021 and 2020:

Expected Term: Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield: The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility: As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the years ended December 31, 2022, 2021 and 2020 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at January 1, 2020	6,500,000	$0.03

Vested at January 1, 2020	498,289	$0.03
Granted	1,978,311	$2.01
Vested	2,208,144	$0.07
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2020	8,478,311	$0.49

Unvested at December 31, 2020	5,771,879	$0.69

Granted	4,243,155	$2.01
Vested	6,445,893	$1.34
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2021	12,721,466	$1.00

Unvested at December 31, 2021	3,569,141	$2.61

Granted	1,000,000	$2.01
Vested	3,401,965	$1.34
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2022	13,721,466	$2.48

Unvested at December 31, 2022	1,167,176	$2.11

Vested and expected to vest at December 31, 2022	12,554,290	$3.36

As of December 31, 2022, total unrecognized unit-based compensation expense related to SPUs is $2.3 million, which is expected to be recognized over a weighted-average period of 0.05 years.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Class A Common Warrants

A summary of Class A Common Warrant activity and related information for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	5,000,000	$1.00	—

Granted	2,879,342	$1.56	5.33
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	7,879,342	$1.21	7.32

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	7,879,342	$1.21	6.32

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2022	7,879,342	$1.21	5.33

Exercisable at December 31, 2022	7,879,342	$1.21	5.33
Vested and expected to vest at December 31, 2022	7,879,342	$1.21	5.33

There is no unrecognized unit-based compensation expense as of December 31, 2022 related to Class A Common Warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Class B Common Warrants

A summary of equity-classified Class B Common Warrant activity and related information for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	—	$—	—

Granted	22,798,238	4.50	7.62
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	22,798,238	$4.50	7.62

Granted	100,951,785	5.84	5.20
Exercised	(846,349)	0.01	4.94
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	122,903,674	$5.64	5.08

Granted	3,616,660	4.07	3.36
Exercised	(1,325,735)	2.04	7.75
Forfeited	(9,705,284)	2.40	7.75
Expired	—	—	—

Outstanding at December 31, 2022	115,489,315	$5.71	4.00

Exercisable at December 31, 2022	114,856,959	$5.71	4.00
Vested and expected to vest at December 31, 2022	114,856,959	$5.71	4.00

As of December 31, 2022, total unrecognized unit-based compensation expense related to Class B Common Warrants is $0.6 million, which is expected to be recognized over a weighted-average period of 0.11 years.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Unit Options (“Options”)

A summary of Option activity and related information for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	—	—	—

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	—	—	—

Granted	8,870,105	$5.74	10
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	8,870,105	$5.74	9.75

Granted	5,375,087	$11.01	8.68
Exercised	(2,038,653)	$2.96	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2022	12,206,539	$7.85	8.51

Exercisable at December 31, 2022	4,167,294	$6.11	7.09
Vested and expected to vest at December 31, 2022	4,167,294	$6.11	7.09

As of December 31, 2022, total unrecognized unit-based compensation expense related to Options is $25.1 million, which is expected to be recognized over a weighted-average period of 1.48 years.

Restricted Performance Units

In July 2022, the Company granted the Company’s CEO 4,961,248 restricted Common B Units, which are subject to both time based and performance based vesting conditions. The performance stock condition requires the Company to be publicly listed. To the extent any of the performance-based requirement is met, the Company’s CEO must also provide continued service to the Company through 180 days after the initial public listing to receive the Common B Units underlying the grant.

The fair value of the restricted Common B Units was $56.4 million, and have a grant date fair value per share of $11.37, which was estimated using an option pricing model in a hybrid framework. At December 31, 2022, the Company had unrecognized employee unit-based compensation expense of approximately $56.4 million, which is expected to be recognized over the 180 day period after achieving an initial public listing of securities.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Compensation Expense

For each Class A Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for assumptions for years ended December 31, 2022, 2021 and 2020:

	Class A Common Warrants
	Years ended December 31
	2022	2021	2020
Expected volatility	—%	—	65.0%
Expected term (years)	—	—	3.30
Expected dividend yield	—%	—	0%
Risk-free interest rate	—%	—	0.73%
Grant date fair value per unit	—	—	$0.7135

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2022, 2021 and 2020:

	Class B Common Warrants
	Years ended December 31
	2022	2021	2020
Expected volatility	60.0%	65.0%	65.0%
Expected term (years)	2.48	2.62	4.23
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.04%	0.60%	0.27%
Grant date fair value per unit	$6.194	$4.7450	$1.3584

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2022, 2021, and 2020:

	Options
	Years ended December 31
	2022	2021	2020
Expected volatility	60.0%	51.3%	—
Expected term (years)	5.99	5.72	—
Expected dividend yield	0%	0%	—
Risk-free interest rate	1.95%	1.05%	—
Grant date fair value per unit	$6.3994	$2.7369	$—

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Total unit-based compensation cost was as follows (in thousands):

	Years ended December 31
	2022	2021	2020
Cost of revenues	$255	$464	$97
Research and development	7,358	1,532	1,146
Selling and marketing	1,914	95,364	2,419
General and administrative	4,518	384,405	9,517
Discontinued operations	8,948	14,371	163

Total unit-based compensation expense	$22,993	$496,136	$13,342

NOTE 10 – DEBT

Debt is summarized as follows (in thousands):

	Outstanding principal December 31, 2022	Carrying value December 31, 2022	Carrying value December 31, 2021
			(As restated)
Promissory notes(1)
Aryana Note(2)	$4,000	$4,107
BASM Note(2)	2,500	742
Various related party notes(2)	1,525	1,562
Non-related party notes	4,927	8,261

		14,672
Convertible notes
Verzuz (2)(3)	37,000	37,128
BC Ticketing(3)	9,857	11,917
Various related party notes (2)(3)	2,630	2,797	10,059

		51,842	10,059
Senior convertible notes
TFI Note (2)(3)	25,000	36,973
TFI December Note (2)(3)	2,054	2,431

		39,404
Other debt	2,516	2,516	1,566

Total Debt		108,434	11,625

Less: Current portion of long-term debt	(63,723)	(80,020)	(1,566)

Long-term Debt	$28,286	$28,414	$10,059

(1)	Excluding PIK interest
(2)	Related-party note payable
(3)	Measured under fair value option

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1.6 million (the “PPP loan”), under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration, (“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP loan provided for an interest rate of 1.00% per year and matured two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020 which was enacted on June 5, 2020. The PPP Loan was subject to forgiveness to the extent proceeds of the loan were used for eligible expenditures. The PPP loan was permitted to be used for payroll costs, certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020. Under the terms of the CARES Act and the PPP Flexibility Act, the Company applied for forgiveness of the loan in July 2021. However, the Company has not yet received notification by the SBA that the debt is officially forgiven. Thus, the PPP loan is included in current portion of long-term debt on the consolidated balance sheet as of December 31, 2022.

Convertible Promissory Notes and Exchange for Preferred Units

On August 17, 2022, the entire principal balance and all accrued but unpaid interest on the Company’s 7.5% PIK Unsecured Convertible Promissory Notes in the aggregate principal amount of $29.7 million (the “Exchanged Notes”), as described below, were exchanged for 3,368,864 Series AA-1 Preferred Units (including the AS/BAS Notes — see Note 17, Related Party Transactions).

Beginning in November 2021, the Exchanged Notes had been issued as subordinated convertible promissory notes to certain investors. The aggregate principal amount outstanding under the Exchanged Notes was $29.7 million (of which $20.7 million was due to related parties, refer to Note 17, Related Party Transactions) as of the conversion date, and $10.0 million was outstanding as of December 31, 2021. Interest on the Exchanged Notes accrued at a rate of 7.5% per annum and was payable in Class B Common Units (“PIK Interest”), with the fair market value of such units determined by the Company’s Board of Directors and added to the outstanding principal amount of each note on each anniversary of the date of issuance. The Company was permitted to prepay the notes at par together with all accrued but unpaid interest at any time in cash.

In connection with the issuance of the Exchanged Notes, the Company incurred fees in the amount of 2% of the gross proceeds. These fees were capitalized as debt issuance costs and were recorded as a reduction to the carrying value of the notes on the December 31, 2021 consolidated balance sheet.

The Exchanged Notes were convertible into Class B common units under various circumstances as defined in the original note agreements. The exchange for preferred units was not a condition of the Notes’ original terms, but the exchange was agreed upon by the Company and the note holders on August 17, 2022 in connection with the adoption of an Amended and Restated LLC Agreement of the Company. The difference between the carrying value of the Exchanged Notes and the value of the preferred units was recorded in equity.

While they were outstanding, the Exchanged Notes contained provisions that were deemed to be share-settled redemption features that met the criteria for bifurcation under ASC 815 as a separate derivative. The terms provided that the notes could settle at a significant discount based on the implied price of the Company’s units based on an acquisition, sale of equity securities, sale of substantially all assets of the Company, or IPO. The Company determined that the fair value of this embedded derivative was immaterial as of December 31, 2021. The Company’s related interest expense was $0.2 million during the year ended December 31, 2022, which is included in Interest expense within other income (expense), net in the consolidated statement of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

2022 Senior Convertible Note – Original Note

On August 18, 2022, a Senior Convertible Note with a principal amount of $25.0 million (“TFI Note”) was issued to Total Formation Inc. (“TFI”), which is a related party, in exchange for proceeds of $25.0 million. The TFI Note bears 15% annual interest and is payable on demand by TFI at any time on or after August 18, 2023 (“Maturity Date”). The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount, together with all accrued but unpaid interest, payable immediately. The TFI Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000) (a “Subsequent Offering”). The Noteholder shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of this TFI Note then outstanding, together with all accrued interest on the portion of this TFI Note so prepaid. In the event the Company consummates a sale of the Company prior to the Maturity Date, the Company shall repay the noteholder, in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full.

At any time while the TFI Note remains outstanding, at the option of TFI, all or any portion of the principal amount and interest may be converted into Series A-1 Preferred Units (the “Preferred Units”). The number of Preferred Units that the note will convert into is based upon the conversion price equal to, at the time of conversion, the least of (1) $8.3579, (2) the per-share or per-unit offer price to the public in connection with an underwritten initial public offering (“IPO”) of shares multiplied by 0.80, or if the Company (or its successor) completes a direct listing of its securities (together with an IPO, the “IPO Transactions”) on a national securities exchange or marketplace, the average of the closing trading per-share or per unit price of such securities during the first 5 days of trading multiplied by 0.80, or (3) the per-unit price of any financing transaction in which Preferred Units are sold multiplied by 0.80 (the “Conversion Price”) and shall be determined by dividing the amount of then-outstanding principal that TFI desires to be converted, together with all accrued but unpaid interest on such amount, by the Conversion Price, and rounding the result to the nearest whole Preferred Unit. If the Company has consummated a restructuring wherein its Preferred Units have been converted into Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), at the option of TFI, the TFI Note may be converted into shares of Series A-1 Preferred Stock. The Preferred Units or shares of Series A-1 Preferred Stock (the “Conversion Securities” ). The Conversion Price will be equitably adjusted in the event of any dividends or distributions, splits, reverse splits, mergers, reorganizations, or other similar actions and recapitalizations taken with respect the Conversion Securities.

In the event the Company at any time or from time to time after the date of the TFI Note, issues or becomes obligated to issue Class B Common Units to TFI and/or any of its affiliates, then and in each such event the Conversion Securities shall be deemed to include an additional number of Class B Common Units that TFI would have received if this Note have been converted into Series A-1 Preferred Units on the date of such issuance. Minimal debt issuance costs were incurred related to the TFI Note.

The TFI Note was valued at a fair value of $34.2 million as of its issuance date of August 18, 2022 and $37.0 million as of December 31, 2022. As of December 31, 2022, the TFI Note is recorded at $37.0 million and included in Current portion of long-term debt on the consolidated balance sheet. In connection with the initial

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

issuance of the TFI Note on August 18, 2022 and its revaluation to fair value as of December 31, 2022, an aggregate, fair value loss of $12.0 million was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the 2022 consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the TFI Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $3.3 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 598,236 units or execute a net settlement for the incremental units if the fair value of a Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

On August 18, 2022, the Company also entered into a Share Conversion Agreement with TFI pursuant to which all Class A Common Units and Class B Common Units previously held by TFI were converted into 34,163,117 Series A-1 Preferred Units. This unit conversion transaction had an incremental fair value of $164.9 million and was accounted for as a deemed distribution to the Series A-1 Preferred unitholder. TFI was the sole holder of Series A-1 Preferred Units as of the transaction date of August 18, 2022.

Also, as part of the Share Conversion Agreement, the Company agreed that all Common Warrants to purchase Class B Common Units previously held by TFI were exchanged for a Preferred Warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. This warrant conversion transaction had an incremental fair value of $63.2 million and was also accounted for as a deemed distribution to the Series A-1 Preferred unitholder.

2022 Senior Convertible Note – December Note

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to TFI (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023. As additional amounts are advanced by TFI to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by TFI to the Company. The TFI December Note was measured at its fair value on issuance date of December 31, 2022 at $2.4 million. The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount of the TFI December Note, together with all accrued but unpaid interest, payable immediately. The TFI December Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least $100.0 million (a “Subsequent Offering”). TFI shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of the TFI December Note then outstanding, together with all accrued interest on the portion of the note so prepaid. In the event the Company consummates a sale of the Company prior to August 18, 2023, the Company shall repay TFI in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI December Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full. Minimal debt issuance costs were incurred related to this TFI December Note.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The TFI December Note has the same conversion feature as the TFI Note.

As of December 31, 2022, the TFI December Note is recorded at $2.4 million and included in Current portion of long-term debt on the consolidated balance sheet. In connection with the initial issuance of the TFI December Note, a fair value loss of $0.7 million was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the 2022 consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $2.0 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 239,295 units or execute a net settlement for the incremental units if the fair value of the Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. In connection with settling the previous claims, the Company recorded a non-cash charge to income of $9.0 million which is included in Interest expense, within Other income (expense), net in the consolidated statement of operations and comprehensive loss.

The Verzuz Notes bear interest at 3% per annum. Interest is payable in cash or by issuing additional units upon conversion of the notes, or upon repayment of the notes (at the Company’s option if no event of default has occurred). The Verzuz Notes may be prepaid in whole or in part at any time without penalty or premium. With respect to $27.0 million principal amount of the notes, The Company is required to make installment repayments of principal and accrued interest following the closing of each financing transaction for capital raising purposes (“Subsequent Financing”) that the Company consummates, in the amount of 12.5% of the net proceeds received by the Company in such Subsequent Financing. A minimum installment under this clause of $9.0 million is due and payable within twelve months of December 31, 2022, pursuant to the Settlement Agreement with the Verzuz members described in Note 3, Acquisitions.

The Verzuz Notes and accrued interest are convertible into Class B Common Units at the holders’ option at any time. The conversion price per unit is the greater of 85% of the then-current fair market value of each unit, or a price floor. The price floor is the price per unit which correlates with a $2.0 billion valuation of the Company. The Verzuz Notes will automatically convert into Class B Common Units in the event of a change of control (as defined) at a conversion price equal to the greater of 85% of the unit value determined by the change of control event or the price floor, which is the price per unit which correlates with a $2.0 billion valuation of the Company.

If the Company fails to pay any principal or interest amount on a timely basis or there is an event of voluntary or involuntary insolvency or bankruptcy, an event of default will have occurred and the holders of the Verzuz Notes may declare the notes immediately due and payable.

As of December 31, 2022, the Verzuz Notes are recorded at fair value of $37.1 million, of which $9.0 million is recorded in Current portion of long-term debt and $28.1 million is included in Long-term debt on the consolidated balance sheet.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Various Related Party Convertible Notes

During the fourth quarter of 2022, various unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $2.7 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. These notes are recorded at a fair value of $2.8 million as of December 31, 2022 and are included in Current portion of long-term debt on the consolidated balance sheet.

The Company may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and the respective holders will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to these notes.

The various notes and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at the respective holder’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. Each of the notes will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, each of the notes will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the notes and as partial consideration for noteholders’ investment, the Company issued Common Warrants to purchase an aggregate of 77,573 Class B Common Units at an exercise price per unit of $0.01 to three of the noteholders. The Common Warrants had an aggregate value on issuance date of $0.6 million. The Common Warrant Holders can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price.

BC Ticketing Settlement and Convertible Note

The Company and BC Ticketing, LLC (“BCT”) previously entered into an arrangement that resulted in a dispute regarding the services provided by BCT pursuant to the prior arrangement and the payments and amounts owed by the Company in respect thereof (the “Dispute”). On December 31, 2022, to avoid the cost and expense of litigation, the parties agreed to settle the Dispute by entering into a Settlement Agreement.

As part of the Settlement Agreement, the amount of $9.9 million owing as a result of the Dispute and the prior arrangement was terminated. In full settlement and satisfaction of all claims relating to the Dispute the Company issued to BCT (i) a convertible promissory note in the initial principal amount of $9.9 million (the “BC Ticketing Note”) and (ii) a warrant to purchase 1,390,207 Class B Common Units of the Company at a purchase price of

$0.01 per unit.

This BC Ticketing Note bears 7.5% annual interest and matures on June 30, 2023. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium. In

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

the event that the Company fails to pay any amount when due, or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and BCT will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to this note.

The BC Ticketing Note and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at BCT’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. The BC Ticketing Note will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, the BC Ticketing Note will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the BC Ticketing Note and as partial consideration for BCT’s investment, the Company issued to BCT a Class B Warrant to purchase 1,390,207 Class B Common Units at an exercise price per unit of $0.01. BCT may choose to purchase Class B Common Units at a fixed exercise price of $0.01 per unit or at a specified net settlement formula to the extent that the fair value of a Class B Unit exceeds the $0.01 exercise price.

Because the BC Ticketing Note had a fair value of $11.9 million on issuance date, and the Class B Warrant had a fair value of $9.8 million on issuance date, when given in exchange for the settlement of a liability totaling $9.9 million, a debt extinguishment loss of $11.8 million was recognized in Interest expense within Other income

(expense), net in the 2022 consolidated statement of operations and comprehensive loss. As of December 31, 2022, the BC Ticketing note is recorded at $11.9 million and included in Current portion of long-term debt on the consolidated balance sheet.

Promissory Notes

During 2022, the Company issued several promissory notes in the aggregate amount of $7.5 million to a non-related party and made partial repayments totaling $2.5 million on them. These notes are payable upon demand by the holder at any time after the twenty (20) day anniversary of their respective issuance dates, contain a 20% finance charge and bear simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week until repaid. The aggregate carrying value of these non-related party notes as of December 31, 2022, including accrued interest, was $8.3 million.

Prior to October 21, 2022, the Company issued promissory notes in the aggregate principal amount of $3.9 million to various related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. Repayments totaling $2.4 million were made on these related party promissory notes during 2022. The aggregate carrying value of these related party notes, including accrued interest, as of December 31, 2022 was $1.6 million.

On October 21, 2022, a promissory note with a principal amount of $4.0 million was issued to the Aryana Health Care Foundation, which is a related party (“Aryana Note”). The Aryana Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issuance. The carrying value of the Aryana Note, net of debt discount, as of December 31, 2022 was $4.1 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

On December 5, 2022, an unsecured subordinated promissory note with a principal amount of $2.5 million was issued to BASM, which is a related party (“BASM Note”). The BASM Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issue. Concurrently with the issuance of the note and as partial consideration for noteholder’s investment, the Company issued Common Warrants to purchase an aggregate of 1,410,436 Class B Common Units at an exercise price per unit of $0.01. The Common Warrant Holder can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price. Upon issuance, the proceeds of the note received by the Company of $2.5 million was allocated between the value of the BASM Note and the warrants issued concurrently on the basis of each instrument’s fair value. The value allocated to the Common Warrants on issuance date was $2.0 million and the value allocated to the BASM Note was $0.5 million. As of December 31, 2022, the carrying value of the BASM Note, net of debt discount, was $0.7 million.

Five-year maturities

As of December 31, 2022, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in thousands):

2023	$63,722
2024	$125
2025	$28,000
2026	$—
2027	$—
Thereafter	$161

Interest expense of $25.4 million on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2022 includes $20.8 million of loss from debt extinguishments and $4.6 million of interest expense. Interest expense for the years ended December 31, 2021 and 2020 totaled less than $0.1 million and $1.9 million, respectively.

NOTE 11 – FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and cash equivalents – The carrying amount reported on the consolidated balance sheets approximates fair value.

•	Accounts receivable – The carrying amount reported on the consolidated balance sheets approximates fair value.

•	Accounts payable and accrued expenses—The carrying amount reported on the consolidated balance sheets approximates fair value.

•

Warrants – Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

•	Contingent earn-out liabilities – Fair value is estimated using a probability-weighted analysis, the time until each of the earn-out payments are paid out, and an appropriate discount rate.

Assets and liabilities measured at fair value are classified into the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial assets as of December 31, 2022, 2021 and 2020 that are measured at fair value on a recurring basis during the period (in thousands):

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$57,032	$—	$—	$57,032
Convertible Notes payable for which the fair value option has been elected	91,247	—	—	91,247
Contingent earn-out liabilities	16,991	—	—	16,991

Total liabilities	$165,270	$—	$—	$165,270

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$96,586	$—	$—	$96,586
Contingent earn-out liabilities	59,568	—	—	59,568

Total liabilities	$156,154	$—	$—	$156,154

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are valued using Level 1 inputs while warrant liabilities, convertible notes payable for which the fair value option has been elected, and earnout liabilities are valued using Level 3 inputs. As discussed in Note 7, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815. For the year ended December 31, 2022, the Company recorded a gain on the change in fair value of warrant liabilities of $39.6 million. For the years ended December 31, 2021 and 2020, the Company recorded a loss on the change in fair value of warrant liabilities of $65.2 million and $31.3 million, respectively. These amounts are included in Change in fair value of warrants and long-term debt in the accompanying consolidated statements of operations and comprehensive loss.

The estimated fair value of each common warrant granted was determined on the grant date using the Black- Scholes option pricing model with the following assumptions for years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Expected term (years)	1.42 - 7.89	4.43	5.43
Risk-free interest rate	3.92% - 4.57%	1.12%	0.46%

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2022, 2021 and 2020 (in thousands):

	Warrant liability	Convertible Notes payable	Contingent earn-out liability
Balance as of January 1, 2020	$71	$—	$—
Additions	10,108	—	—
Settlement	—	—	—
Fair value measurement adjustments	21,180	—	—

Balance as of December 31, 2020	31,359	—	—
Additions(1)	—	—	67,327
Settlement(1)	—	—	(10,000)
Fair value measurement adjustments	65,227	—	2,241

Balance as of December 31, 2021	96,586	—	59,568
Additions(2)	—	76,218	18,038
Settlement(3)	—	—	(62,409)
Fair value measurement adjustments	(39,554)	15,029	1,794

Balance as of December 31, 2022	$57,032	$91,247	$16,991

(1)	Relates to the acquisition of Verzuz LLC. Refer to Note 3, Business Combinations, for details.
(2)

Additions to earn-out liability in 2022 include $6.7 million and $11.3 million related to the acquisition of Bare Knuckle Fighting Championships, Inc. and Julius, respectively. Refer to Note 3, Business Combinations, for details.

(3)

Includes the settlement of the contingent earn-out liability of $55.0 million in the form of cash and equity related to the Verzuz acquisition and the payment of earn-out liability of $6.7 million in the form of equity related to the acquisition of Thuzio, LLC. On September 22, 2022, the Company and the former owners of the Company’s subsidiary Verzuz LLC entered into a Second Settlement and Payment Agreement, pursuant to which all amounts owed under the Amendment were settled via the issuance by the Company of 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz. Refer to Note 3, Business Combinations, for details.

The Company’s contingent earn-out liability is measured on a recurring basis using significant unobservable inputs (Level 3). For the years ended December 31, 2022, 2021, and 2020, the total change in fair value of the Company’s contingent earn-out liability was $1.8 million, $2.2 million, and $0, respectively, which is included in Contingent consideration expense in the accompanying consolidated statements of operations and comprehensive loss.

The fair values of the contingent earn-out liability were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method and applying the Monte Carlo simulation, with underlying forecast mathematics based on geometric Brownian motion in a risk-neutral framework. The resulting amounts are then discounted to present value.

As of December 31, 2021, the weighted-average discount rate was estimated to be 4.2%, the weighted-average payment term was estimated to be 1.6 years, and the fair value per Class B Common Unit of Triller was

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

estimated to be $11.35. As of December 31, 2022, there were several contingent earn-out liabilities that were valued using the respective expected payment terms ranging from 0.64 to 1.2 years, discount rates ranging from 10.0% to 13.6%, and the fair value per Class B Common Unit of Triller was estimated to be $7.09.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in General and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

The total $17.0 million and $59.6 million of contingent earn-out liability as of December 31, 2022 and 2021, respectively, is included in Earn-out liability, current in the accompanying consolidated balance sheets.

Beginning in 2022, certain of the Company’s senior convertible notes and convertible promissory notes are accounted for under the fair value option election in ASC 825. Under the fair value option election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value adjustment is presented within other income (expense) in the 2022 statement of operations and comprehensive loss. The Company classifies its senior convertible notes and convertible promissory notes that are being valued under the fair value option election as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement.

The estimated fair value of the senior convertible notes and the convertible promissory notes as of December 31, 2022 was computed using a Scenario Based Analysis simulation of the present value of its cash flows using the assumptions shown below. A net loss from fair value movements of $13.0 million for the year ended December 31, 2022 and $0 for the year ended December 30, 2021 are included in Change in fair value of warrants and long-term debt in the accompanying consolidated statements of operations and comprehensive loss.

The significant inputs in the valuation models (for the scenario with a 90% probability) as of December 31, 2022 are as follows:

Inputs	Senior Convertible Notes	Convertible Promissory Notes
Valuation method	Scenario Based Analysis	Scenario Based Analysis
Original conversion price	$8.12	$6.20 - $7.30
Fair value of conversion units	$9.71	$7.30
Expected term (years)	0.29	0.29
Volatility	80%	80%
Discount rate	20%	20%
Risk free rate	4.42%	4.42%

NOTE 12 – INCOME TAXES

The Company is treated as a partnership for income tax reporting and its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. There are several operating subsidiaries of Triller Hold Co LLC, that are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these C-Corporations is not passed through to Triller Hold Co LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Income (loss) from continuing operations before income taxes is comprised as follows:

	Year ended December 31,
	2022	2021	2020
Domestic	$(161,287)	$(701,908)	$(99,448)
Foreign	(1,440)	—	—

Total	$(162,727)	$(701,908)	$(99,448)

Income (loss) from discontinued operations before income taxes is comprised as follows:

	Year ended December 31,
	2022	2021 (As restated)	2020 (As restated)
Domestic	$(38,001)	$(71,114)	$22,202
Foreign	—	—	—

Total	$(38,001)	$(71,114)	$22,202

The components of income tax (benefit) expense were as follows (in thousands):

	Year ended December 31,
	2022	2021 (As restated)	2020 (As restated)
Current:
Federal	$60	$59	$—

State	—	—	—
Foreign	27	—	—

Total current income tax expense	87	59	—
Deferred:
Federal	(4,973)	(1,203)	—
State and Local	(1,400)	56	—
Foreign	(207)	—	—

Total deferred income tax benefit	(6,580)	(1,147)	—

Income tax benefit, net	$(6,493)	$(1,088)	$—

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The following is a reconciliation of the United States statutory federal income tax rate to the effective tax rate:

	Year ended December 31,
	2022	2021 (As restated)	2020 (As restated)
Tax benefit (expense) computed at the federal statutory rate	21.0%	21.0%	21.0%
State tax benefit (expense), net of federal benefit	5.1	4.5	1.8
Nontaxable pass-through income	(0.4)	—	—
Unit-based compensation.	(3.3)	—	—
Warrant	4.0	(1.8)	(8.5)
Other	0.0	(0.3)	(1.7)
Deferred true ups	1.8	—	—
Valuation allowance	(24.9)	(23.3)	(12.6)

Income tax benefit	3.3%	0.14%	0.0%

The significant components of net deferred tax balances were as follows (in thousands):

	Year ended December 31,
	2022	2021 (As restated)	2020 (As restated)
Deferred tax assets:
Net operating loss carryforward	$101,893	$72,540	$15,306
Right of Use Asset	1,158	—
Other	14,508	539	18
Unit-based compensation	137,535	128,640	3,449

Total deferred tax assets	255,094	201,719	18,773
Deferred tax liabilities
Intangibles	(23,913)	(21,971)	(2,725)
Right of Use Liability	(1,196)	—	—
Other	(24)	(9)	(8)

Total deferred tax liabilities	(25,133)	(21,980)	(2,733)
Net deferred tax balance before valuation allowance	229,961	179,740	16,040

Valuation allowance	(246,622)	(196,629)	(16,040)

Net deferred taxes	$(16,661)	$(16,890)	$—

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred by the Company over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $246.6 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

In 2022, the total valuation allowance for the Company increased by $50.0 million primarily related to increases in net operating losses (“NOLs”) for which it is more likely than not that the benefits of these items will not be realized, as well as maintaining a valuation allowance attributable to Triller’s deferred tax assets that existed upon acquisition. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The estimation of future taxable income and the Company’s ability to utilize deferred tax assets can significantly change based on future events, including management’s determination as to feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

The Company has U.S. net operating loss carryforwards totaling $389.2 million as of December 31, 2022. Utilization of its net operating losses may be subject to limitations upon certain ownership changes as provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. As of December 31, 2022, non-U.S. net operating loss carryforwards amounted to approximately $3.4 million. Such non-U.S. net operating loss carryforwards can be carried forward indefinitely. Sections 382 and 383 of the Code subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined in the Code. The Company may be subject to the net operating loss utilization provision of Section 382 of the Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code, it is likely that the utilization of its NOLs will be limited. The Company has not performed an analysis under Section 382 of the Code for the net operating losses of any of its corporate subsidiaries.

The Tax Cuts and Jobs Act of 2017 (“TCJA”) amended Section 174 to require capitalization of all research and experimental (“R&E”) costs incurred in tax years beginning after December 31, 2021. These costs are required to be amortized over five years if the R&E activities are performed in the U.S., or over 15 years if the activities were performed outside the U.S. The Company capitalized approximately $3.8 million of R&E expenses incurred as of December 31, 2022.

The Company recognizes the tax benefit from an uncertain tax position only if is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company’s policy is to recognize interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our consolidated balance sheets. There were no unrecognized tax benefits as of December 31, 2022 and 2021, respectively.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2022, the Company’s federal and state income tax returns for the years 2017 through 2022 remain open and are subject to examination.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

	December 31, 2022
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$94,400	$21,884	$72,516	3.33
Trademarks and trade names	23,000	2,215	20,785	8.77
Customer-related intangible	21,920	2,487	19,433	7.04
Content	19,700	3,237	16,463	8.72
Capitalized Software	22,236	7,316	14,920	3.97
Other	603	—	603	4.83

Total	$181,859	$37,139	$144,720	5.77

	December 31, 2021
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$79,900	$5,350	$74,550	4.72
Trademarks and trade name	8,000	372	7,628	9.57
Customer-related intangible	16,620	414	16,206	9.75
Content	14,200	1,317	12,883	9.07
Capitalized software	16,990	3,278	13,712	4.10
Other	2,600	52	2,548	8.89

Total	$138,310	$10,783	$127,527	5.93

Amortization expense relating to the Company’s intangible assets was approximately $26.4 million and $8.9 million for the years ended December 31, 2022 and 2021, respectively.

The following is a summary the Company’s goodwill activity for the years ended December 31, 2022 and 2021 (in thousands):

Balance as of January 1, 2020	$9,104
Goodwill acquired	981
Goodwill impairment	—

Balance as of December 31, 2020	$10,085
Goodwill acquired	173,141
Goodwill impairment	—

Balance as of December 31, 2021	$183,226
Goodwill acquired	39,476
Goodwill impairment	—
Purchase accounting adjustments	2,091

Balance as of December 31, 2022	$224,793

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2023	$20,173
2024	20,148
2025	19,068
2026	15,933
2027	4,040
Thereafter	14,282

Total amortization expense	$93,644

NOTE 14 – OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31, 2022 and 2021 (in thousands):

	2022	2021
Other current assets:
Prepaid expenses and other	$1,262	$1,630
Deposits	15	—

	$1,277	$1,630

NOTE 15 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at December 31, 2022 and 2021 (in thousands):

	2022	2021 (As Restated)
Other current liabilities
Litigation and settlement accruals	$10,900	$1,900
Advance from acquisition	3,000	2,405
Deferred revenue	3,163	2,725
In-app credits	5,167	309
Other	387	—

	$22,617	$7,339

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contractual Commitments

The Company has non-cancelable contractual agreements related to music licensing and other obligations related to the use of copyrighted music.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The future minimum contractual commitments including commitments less than one year, as of December 31, 2022 for each of the next five years are as follows:

Minimum Commitment (in thousands)
2023	$9,646
2024	1,691
2025	—
2026	—
2027	—
Thereafter	—

Total commitments	$11,337

The Company has engaged a financial advisor to assist in the direct listing of its securities. Fees totaling $1.5 million are payable upon the successful completion of a public listing.

Legal Matters and Other Contingencies

From time to time, the Company is party to various claims and legal proceedings incident to the operation of its business. For example, the Company is currently involved in proceedings brought by music companies relating to the payment of royalties for music used on its platform, employment and related matters, consumer class actions and suits alleging, among other things, violations of state consumer protection or privacy laws, and contractual disputes over representations and warranties and post-closing obligations associated with business acquisitions.

In addition, third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their intellectual property rights. The Company is subject to intellectual property disputes, including patent infringement claims, and management expects that it will continue to be subject to intellectual property infringement claims as its services expand in scope and complexity. The Company is not presently involved in any patent infringement and other intellectual property-related claims. The Company may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act are interpreted by the courts, and the Company becomes subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries are either unclear or less favorable. Management believes that additional lawsuits alleging that the Company has violated patent, copyright or trademark laws may be filed against it. Intellectual property claims, whether meritorious or not, are time consuming and often costly to resolve, could require expensive changes in the Company’s methods of doing business or the goods it sells, or could require the Company to enter into costly royalty or licensing agreements.

The Company is also subject to consumer claims or lawsuits relating to alleged violations of consumer protection or privacy rights and statutes, some of which could involve potentially substantial claims for damages, including statutory or punitive damages. Consumer and privacy-related claims or lawsuits, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, or require the Company to change its business practices, sometimes in expensive ways.

The Company is also subject to, or in the future may become subject to, a variety of regulatory inquiries, audits, and investigations across the jurisdictions where it conducts business, including, for example, inquiries related to consumer protection, employment matters and/or hiring practices, marketing practices, tax, unclaimed property

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

and privacy rules and regulations. Any regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, require the Company to change its business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, materially damage its brand or reputation, or otherwise harm its business.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.

The Company establishes an accrued liability for loss contingencies related to legal and regulatory matters when the loss is both probable and reasonably estimable. Those accruals represent management’s best estimate of probable losses and, in such cases, there may be an exposure to loss in excess of the amounts accrued. For certain of the matters described above, there are inherent and significant uncertainties based on, among other factors, the stage of the proceedings, developments in the applicable facts of law, or the lack of a specific damage claim.

The Company’s accrued liabilities for loss contingencies related to legal and regulatory matters may change in the future as a result of new developments, including, but not limited to, the occurrence of new legal matters, changes in the law or regulatory environment, adverse or favorable rulings, newly discovered facts relevant to the matter, or changes in the strategy for the matter. Regardless of the outcome, litigation and other regulatory matters can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

As of December 31, 2022 and 2021, the Company has accrued $11.4 million and $1.9 million, respectively, for ongoing litigation related matters.

NOTE 17 – RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller Platform Co. f/k/a Triller Inc. (“Platform Co.”) engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Platform Co.’s mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. During fiscal year 2020, Platform Co. paid Mashtraxx approximately $8.9 million under the Services Agreement. In 2021 and 2022, Mashtraxx was paid approximately $12.3 million and $4.2 million under the Services Agreement, respectively. As of December 31, 2022, the Company has a payable to Mashtraxx totaling $0.5 million on the consolidated balance sheet. Phillip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Platform Co. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2020, 2021 and 2022, Proxima was paid approximately $0.4 million, $1.5 million, and $0.4 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Fall 2020 Debt Financing

On November 20, 2020 Triller Legends LLC (“Legends”), a wholly owned subsidiary of the Company, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

aggregate principal amount of $1.0 million to such trusts. The trustees of the trusts are relatives of the Company’s founder and former director Ryan Kavanaugh, who was one of the Company’s directors at the time of the transactions. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $0.3 million and warrants to purchase an aggregate of 119,647 Class B Common Units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima/Triller Platform Co. Agreement

On April 20, 2020, Proxima and Platform Co. entered into an agreement pursuant to which Proxima agreed to secure on Platform Co.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Platform Co., Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Platform Co. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Platform Co. in connection with the event. Proxima was paid $6.6 million related to this event in early 2021. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Proxima Transactions

On March 16, 2020, Platform Co. reimbursed Proxima approximately $0.3 million for legal and business expenses that Proxima had paid for in 2019 and 2020 related to the Platform Co. acquisition in October 2019.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $2.035 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 27, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of December 31, 2022. Acquisition was an affiliate of Bobby Sarnevesht and the Company’s former director Ryan Kavanaugh, who was a director at the time of the transaction. Acquisition was merged with and into the Company on August 17, 2022.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. Ryan Kavanaugh, the Company’s former director and the son of Jack Kavanaugh, was a director at the time of the transaction.

Truverse Acquisition

On December 13, 2021 the Company entered into a Share and Unit Exchange Agreement with Truverse Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which the Company acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our chief executive officer and one of our directors, was our chief executive officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, Platform Co. entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Platform Co. agreed to pay $20,000 per month for finance and consulting services performed by GEX. Platform Co. paid GEX approximately $0.2 million in both 2020 and 2021, respectively, and less than $0.1 million in 2022. Sri Vanamali, a former director of the Company, was engaged to provide services as a consultant for the Company under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Ryan Kavanaugh under which Platform Co. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Platform Co’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2020 or 2022. In 2021, Ryan Kavanaugh was issued the warrants noted below:

In accordance with the employment agreement:

•

On January 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On August 10, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On November 12, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On December 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 22,874,778 of the Company’s Class B Common Units at an exercise price of $8.3579.

In December 2021, the Company and Mr. Kavanaugh orally agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Kavanaugh orally agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

Bobby Sarnevesht Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Bobby Sarnevesht under which Platform Co. agreed to pay Mr. Sarnevesht a base salary of $1.0 million per year and a performance bonus determined annually by Platform Co.’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2020 or 2022. In 2021, Bobby Sarnevesht was issued the warrants noted below:

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued to each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On August 10, 2021 the Company issued to each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On November 12, 2021 the Company issued to each of AS and BAS warrants to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On December 1, 2021, the Company issued to each of AS and BAS warrants to purchase 11,437,389 of the Company’s Class B Common Units at exercise prices of $8.3579.

In December 2021, the Company and Mr. Sarnevesht orally agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Sarnevesht orally agreed to reduce Mr. Sarnevesht’s salary on a going- forward basis to $1,000 per month.

Convertible Debt Financing

During the period beginning November 19, 2021, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to Falcon Triller Convertible Note Ltd. in the aggregate principal amount of $12.3 million (the “Falcon Notes”), BAS Living Trust in the aggregate principal amount of $4.1 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (the notes issued to BAS Living Trust, AS Trust and BASM HoldCo LLC, collectively, the “AS/BAS Convertible Notes”). Falcon Triller Convertible Note Ltd. is an affiliate of Falcon Triller SPIV Ltd., Falcon Triller SPIV II Ltd., Falcon Triller SPIV III Ltd., and Falcon Triller SPIV IV Ltd., which are the registered holders of the Company’s Class B common units. Bobby Sarnevesht is the trustee of the BAS Living Trust and

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the Falcon Notes and the AS/BAS Convertible Notes was converted into 2,365,060 Series AA-1 Preferred Units on August 17, 2022. See Note 10—Debt, for more information on the convertible notes.

2022 Senior Convertible Note Financings

On August 18, 2022, the Company entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and the Company issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total Formation Inc.’s investment, the Company issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units previously held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035.

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to Total Formation Inc. (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with its terms. As additional amounts are advanced by Total Formation Inc. to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by Total Formation Inc. to the Company. Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72.

Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of the Company’s equity units. See Note 10—Debt, for more information on the TFI Note and the TFI December Note.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. See Note 10—Debt, for more information on the Verzuz Notes.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26, 2022, the Company issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, Mahi de Silva and Proxima Media LLC. The notes mature upon the one-year anniversary of their respective issuance dates and

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

accrue simple interest at rates ranging from 1.85% to 3.05%. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva is the Company’s chief executive officer and chairman of the board. Proxima Media LLC is a beneficial owner of more than 5% of the Company’s equity securities.

Dog for Dog Sponsorship

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee was payable no later than April 2023, and as part of discontinued operations, the Company’s receivable was written-off as of December 31, 2022. The expense is included in Net income (loss) from discontinued operations, net of income taxes on the consolidated statement of operations and comprehensive loss. Through an affiliated entity, Ryan Kavanaugh, the Company’s former director who was a director at the time of the transaction, is the majority owner of and exercises control over Dog for Dog.

Bay Area Surgical Management (“BASM”) Transactions

In connection with BASM’s provision of payroll and accounting services to the Company, $0.5 million has been accrued for services as of December 31, 2022. BASM is an affiliate of Bobby Sarnevesht.

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of December 31, 2022. Bobby Sarnevesht, the Company’s founder, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, the Company issued a 6.0% unsecured promissory note in the aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of the Company’s founder and director Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation. See Note 10—Debt, for more information on the Aryana Note with a principal amount of $4.0 million, which remained outstanding as of December 31, 2022.

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, the Company issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of the Company’s founder and director Bobby Sarnevesht. See Note 10—Debt, for more information on the BASM Note.

NOTE 18 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in the consolidated financial statements. Such events were evaluated through April 24, 2023, the date and time the consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the consolidated financial statements.

TFI December Note

On December 31, 2022, the Company issued a senior convertible note, the TFI December Note, for up to $10.3 million to be received in installments. As of December 31, 2022, $1.7 million was received from the lender, net of $0.3 million of lender’s transaction costs. Refer to Note 10, Debt, for details. As of April 24, 2023, $10.0 million has been received by the Company.

Unsecured Convertible Promissory Note

On January 31, 2023, the Company issued an Unsecured Convertible Promissory Note (“Note”) for up to $20.0 million with a maturity date at the request of the holder on or after the 180-day anniversary of the date of issuance. The Note bears simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the Note is paid in full or converted. At any time while this Note remains outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest, into Class B common units of the Company. The Note automatically converts into class B common units of the Company in the event of a subsequent equity financing, direct listing, or change of control. The Note is subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note. As of April 24, 2023, $4.8 million has been received by the Company.

Convertible Notes

The Company issued six unsecured convertible promissory notes in January 2023 to separate holders for a total principal amount of $9.1 million. The notes bear simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the notes are paid in full or converted. At any time while these notes remain outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest, into Class B common units of the Company. The notes automatically convert into class B common units of the Company in the event of a subsequent equity financing, direct listing, or change of control. The notes are subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note.

April 2023 Convertible Debt Facilities

On April 7, 2023, we entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Class A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our class A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, we entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Class A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our class A common stock in connection with the consummation of the Reorganization), as well as warrants to purchase up to 1,410,437 shares of our Class A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted (which will be converted into up to 8.014 shares of our class A common stock at the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

NOTE 19 – DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest TFC Productions. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing involvement or continuing revenues and expenditures associated with the business. The assets and liabilities of the discontinued operation have been aggregated and reported on separate lines of the consolidated balance sheets. As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. Additional costs were incurred subsequent to June 30, 2022 to settle certain vendor contracts. Future costs will be incurred relating to TFC Productions as the Company continues to settle litigation and other matters relating to this discontinued business.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(Unaudited)

The operating results of TFC Productions, which is shown as discontinued operations on the Company’s consolidated financial statements, were as follows for the periods presented:

	Year Ended December 31,
	2022	2021	2020
		(As Restated)	(As Restated)
Net sales	$502	$36,475	$62,564
(Loss) income from discontinued operations	(38,001)	(71,114)	22,202
Income taxes	—	—	—

(Loss) income from discontinued operations, net of tax	$(38,001)	$(71,114)	$22,202

             Shares

Class A Common Stock

PROSPECTUS

                     , 2023

Until                     , 2023 (25 days after the listing of our Class A common stock), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this listing, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC registration fee and the NYSE listing fee.

Amount
SEC registration fee		$28,397.22
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective in connection with the effectiveness of this registration statement, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective in connection with the effectiveness of this registration statement, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

We have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Item 15. Recent Sales of Unregistered Securities

The following information has been retroactively adjusted to give effect the Reorganization as described under “The Reorganization” in the prospectus included in this registration statement.

Option Grants

We granted our employees, directors and other service providers 8,870,105 options to purchase shares of Class A common stock at a weighted average exercise price of $5.74 in 2021 and 5,375,087 options to purchase shares of Class A common stock at a weighted average exercise price of $11.01 in 2022. The options were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Restricted Shares

We granted our employees, directors and other service providers 4,961,248 restricted shares of Class A common stock in 2022, 0 restricted shares of Class A common stock in 2021 and 0 restricted shares of our Class A common stock in 2020. The grants were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Compensatory Warrant Grants

We granted our employees, directors and other service providers 2,879,342 warrants to purchase shares of our Class A common stock with a weighted average exercise price of $1.56 in 2020, 95,916,568 warrants to purchase shares of our Class B common stock with a weighted average exercise price of $5.90 in 2021 and 22,969,430 warrants to purchase shares of our Class B common stock with a weighted average exercise price of $4.29 in 2020. The warrants were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Other Warrant Issuances

We issued 1,450,000 warrants to purchase shares of Class A common stock in non-compensatory circumstances with a weighted average exercise price of $1.00 in 2020.

We issued 2,953,170 warrants to purchase shares of Class B common stock in non-compensatory circumstances with a weighted average exercise price of $4.15 in 2022, 5,053,164 warrants to purchase shares of our Class B common stock with a weighted average exercise price of $1.67 in 2021, and 5,983,538 warrants to purchase shares of our Class B common stock with a weighted average exercise price of $3.41 in 2020.

We issued 8,016,368 warrants to purchase shares of Series A-1 common stock in non-compensatory circumstances with a weighted average exercise price of $2.11 in 2022.

These warrants were issued in reliance on Section 4(a)(2) under the Securities Act.

Acquisition Consideration

We have issued shares of our Class A common stock as consideration for business acquisitions:

•	12,285,003 shares in 2020 for the acquisition of Halogen Holdings Inc.;

•	5,289,542 shares in 2021 and 2022 for the acquisition of Verzuz LLC;

•	2,991,182 shares in 2021 for the acquisition of Flipps Media, Inc.;

•	2,712,004 shares in 2021 and 2022 for the acquisition of Thuzio, LLC;

•	8,051,962 shares in 2021 for the acquisition of Truverse, Inc.;

•	1,595,294 shares in 2022 for the acquisition of Bare Knuckle Fighting Championships, Inc.;

•	2,500,509 shares in 2022 for the acquisition of Fangage Holding B.V.; and

•	349,808 shares in 2022 for the acquisition of Juliusworks LLC.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Private Placements of Units

We have issued the following shares of Class A common stock in private placements for cash:

•	42,882,644 shares in 2021 at an average purchase price of $5.85 per share; and

•	22,558,086 shares in 2020 at an average purchase price of $2.87 per share

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Convertible Notes

We sold $10,000,000 aggregate principal amount of 7.50% convertible notes in 2021 and $19,665,000 aggregate principal amount of 7.50% convertible notes in 2022. The notes were converted into Series AA-1 Preferred Units of Triller Hold Co LLC on August 17, 2022 at a conversion price of $9.0932 per unit, and are subject to adjustment in the event the reference price applicable to the direct listing is less than $9.0932 per share. In the event the reference price applicable to the direct listing is less than $9.0932 per share, the post-conversion adjustment of the conversion price will be equal to 80% of the direct listing reference price. These notes were issued in reliance on Section 4(a)(2) under the Securities Act.

In the fourth quarter of 2022, we issued unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million to various noteholders who are related parties. The note bears interest at 7.5% and is convertible into Class B common units, at 8’% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Total Formation Convertible Notes and Warrants

On August 18, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note with a principal amount of $25 million (the “Convertible Note”) to Total Formation, Inc. (“Total Formation”), an existing investor. The Convertible Note bears interest at a rate of 15% per annum and is payable on demand by Total Formation at any time on or after August 18, 2023, the first anniversary of the issue date. The Convertible Note is convertible into Series A-1 preferred stock (after giving effect to the Reorganization) at the option of Total Formation based upon a conversion price equal to, at the time of conversion, the least of (1) $8.3579, (2) 80% of the per-share or per-unit offer price to the public in connection with an underwritten initial public offering or, the average of the closing trading per share or per-unit price during the first 5 trading days following a direct listing on a national stock exchange or marketplace, or (3) 80% of the per-unit price in any financing transaction in which preferred stock are sold. The Convertible Note may be redeemed at the option of Total Formation for the principal amount plus accrued interest in the event of a public or private securities offering by us with expected total gross proceeds of $100.0 million or greater. Total Formation has the right, exercisable for a period of 10 business days after receipt of notice of such an offering, to require us to prepay in cash all or any portion of the balance of this Convertible Note then outstanding, together with all accrued interest on the portion of this Convertible Note so prepaid. If any amount payable under this Convertible Note is not paid when due, such overdue amount will bear interest at a default rate of 16% from the date of non-payment until paid in full, with the interest due payable immediately, upon demand from Total Formation.

In connection with the sale of the Convertible Notes, we also issued to Total Formation 598,236 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share. In addition, existing common units and warrants held by Total Formation and its affiliates were converted into 34,163,117 Series A-1 preferred units (which convert into Series A-1 preferred stock in the Reorganization) and 7,178,837 warrants to purchase Series A-1 preferred units with an exercise price of $2.035 per unit (which convert into warrants to purchase Series A-1 preferred stock in the Reorganization).

On December 31, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note to Total Formation (the “December Convertible Note”) with a principal amount of the lesser of (i) the aggregate amount of all Bridge Loan Advances (as defined below) and (ii) $10.3 million. The December Convertible Note bears interest at an annual rate of 15% and is payable on demand at any time on or after August 18, 2023. As additional amounts are advanced by Total Formation to us under the December Convertible

Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. The December Convertible Note has the same conversion feature, right of redemption, and default rate upon non-payment as the Convertible Note.

In connection with the sale of the December Convertible Note, we also issued to Total Formation 239,295 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Verzuz Convertible Notes

On September 22, 2022, we issued $37,000,000 aggregate principal amount of 3% unsecured convertible notes to the founders of Verzuz, LLC in settlement of all legal claims brought by the founders of Verzuz arising out of the Verzuz acquisition agreement. We are required to make installment repayments of principal and accrued interest following the closing of each financing transaction for capital raising purposes (“Subsequent Financing”) that we consummate, in the amount of 25% of the net proceeds received by us in such Subsequent Financing.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

BC Ticketing Convertible Note and Warrant

On December 31, 2022, we issued a convertible note in the aggregate principal amount of $9,900,000 aggregate principal amount to BC Ticketing, LLC (“BCT”) in settlement of all legal claims brought by BCT arising out of a dispute with BCT. The note bears interest at 7.5% and is convertible into Class B common units, at 80% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

We also issued to BCT a warrant to purchase 1,390,207 Class B common units at a purchase price of $0.01 per unit.

Warrant Exercises

We issued 846,349 shares of our Class A common stock in 2021 upon exercise of a warrant with a $0.01 per share exercise price and 1,325,385 shares of our Class A common stock in 2022 upon exercise of warrants with $2.035 per share exercise price. These shares were issued in reliance on Section 4(a)(2) under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts, or commissions, or any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-l, which Exhibit Index is incorporated herein by reference.

Exhibit No.	Description

3.1*	Form of Amended and Restated Certificate of Incorporation of Triller Corp. to be in effect in connection with the effectiveness of this registration statement.

3.2*	Form of Amended and Restated Bylaws of Triller Corp. to be in effect in connection with the effectiveness of this registration statement.

4.1*	Specimen Class A Common Stock Certificate evidencing the shares of common stock.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Forms of Indemnification Agreement entered into between Triller Corp. and each of its directors and officers.

10.2*#	Triller Corp. 2023 Stock Option and Incentive Plan.

10.3*#	Forms of Award Agreements under the Triller Corp. 2023 Stock Option and Incentive Plan.

10.4*#	Form of Triller Hold Co LLC Unit Option Agreements.

10.5*#	Form of Triller Hold Co LLC Unit Warrant Agreements.

10.6*#	Employment Agreement with Mahinda de Silva.

10.7*#	Employment Agreement with Prem Parameswaran.

10.8*#	Employment Agreement with Joseph Smarr.

10.9*#	Employment Agreement with Bobby Sarnevesht.

10.10*#	Offer Letter with Craig Zimmerman.

10.11*	Amended and Restated Convertible Note Purchase Agreement dated December 31, 2022, by and among Triller Hold Co LLC, Triller Inc. and Total Formation, Inc.

10.12*	Senior Convertible Note, dated December 31, 2022 held by Total Formation.

10.13*	Share Purchase Agreement dated September 28, 2022.

10.14*	Registration Rights Agreement dated September 28, 2022.

10.15*	Form of Promissory Note.

10.16*	Share and Unit Exchange Agreement dated August 18, 2022 (acquisition of Bare Knuckle Fighting Championships, Inc.).

10.17*	Unit Exchange Agreement, dated November 11, 2022, by and among Triller Hold Co LLC, JuliusWorks LLC and Julius Holdings Inc.

10.18*	Amended and Restated Fifth Amendment to Lease, dated March 13, 2019, by and between Proxima Media, LLC and Fox Plaza LLC.

16.1*	Letter from Hudgens CPA PLLC, dated , regarding change in accountant

21.1*	List of subsidiaries.

23.2*	Consent of Goodwin Procter LLP (contained in its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page of this Registration Statement).

107*	Filing Fee Table.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the unaudited consolidated financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the listing of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the listing.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the listing of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on                 , 2023.

Triller Corp.

By:
Name:	Mahinda de Silva
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Triller Corp. hereby constitutes and appoints Mahinda de Silva and Prem Parameswaran, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Triller Corp. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Mahinda de Silva	Chief Executive Officer and Director (Principal Executive Officer)	, 2023

Prem Parameswaran	President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2023

Bobby Sarnevesht	Chief Triller, Director and Chairman of the Board	, 2023

Adel Ghazzawi	Director	, 2023

Jack Kavanaugh	Director	, 2023

Mike Lu	Director	, 2023